FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


15008009

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL
PROCESSING
RECEIVED
JUL 13 2015
WASH. D.C.
196
SECTION

Annual Report 2014-2015

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

Date: July 10, 2015

By: /s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary

ANNUAL REPORT
2014-15

Dr.Reddy's


Good
Health
Can't
Wait.



In this report

Our Brand

We are in the business of good health and are driven by an imperative to accelerate access to affordable and innovative medicines to people who need them. We don't see medicines just as molecules but as a medium to help people get back to good health. Our new brand reflects this belief and builds the foundation to enable us to find tomorrow's healthcare solutions today. Because **Good Health Can't Wait.**

Our Promises

Our five Promises clarify what we do, what we offer and the commitments we make to our customers. Our patients trust our medicines. We focus our energies on renewing this trust every day. As we keep the interests of our patients at the centre of all we do, our Promises drive us to reach higher levels of excellence.


Dr.Reddy's

The change in our brand is an affirmation that we are constantly adapting to meet the changing needs of our patients, even as we remain true to our core values.

Our logo unit is based on a heart which represents our empathy for patients and partners. It embodies our sensitivity to their problems, and our relentless search for solutions that bring good health to them. The circles on the right represent the dynamism that we bring to our work – always striving to be the first to bring good health to the world.

Purple, our new corporate color, signifies the balance between the stimulating red and the calming blue. To us, it is a combination of our empathy and our dynamism. It signifies our intent purpose and desire to be both different and decisive, especially when it comes to practicing our belief – **Good Health Can't Wait.**

1

Bringing expensive medicine within reach

2

Addressing unmet patient needs

3

Helping patients manage disease better

4

Enabling and helping our partners ensure that our medicines are available where needed

5

Working with partners and helping them succeed



Chairman's Letter

DEAR SHAREHOLDER,

FY2015 has been a good year for your Company. Let me begin by sharing with you the key results.

- Consolidated net revenue increased by 12% over the previous year to ₹ 148.19 billion. This translated to US$ 2.38 billion.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 9% to ₹ 36.17 billion, or 24% of consolidated revenue.
- Profit before taxes (PBT) grew by 6% over the previous year to ₹ 28.16 billion, or US$ 452 million.
- Profits after tax (PAT) increased by 3% to ₹ 22.18 billion, at 15% of consolidated net revenue.
- Cash and cash equivalents (including other investments) rose by 18% to ₹ 39.65 billion as on 31 March 2015, or US$ 636 million.

Revenue from your Company's Global Generics business increased by 15% and stood at ₹ 120.56 billion. This was driven by North America, where revenues grew by 17%; by India, which registered a growth of 14%; and by Emerging Markets, which grew by 13% despite the sharp depreciation of the Russian rouble.

In Global Generics, North America performed well with revenues at ₹ 64.72 billion, thus crossing the US$ 1 billion mark. Twelve new products were launched during the year. Last quarter of FY2015 saw the commencement of OTC sales of Habitrol® – nicotine replacement therapy transdermal patches – a brand that was acquired from Novartis Consumer Health Inc. in November 2014.

We are well on track with the introduction of new generics in the US market. As of 31 March 2015, we have 68 abbreviated new drug applications (ANDAs) filed for approval from the US Food and Drug Administration (USFDA). Of these, 43 are Para IV filings, and we believe that 13 of them have the 'First to File' status.

India Generics also performed satisfactorily. Revenues in FY2015

All US dollar amounts based on the convenience translation rate of US$ 1 = ₹ 62.31 grew to ₹ 17.87 billion. In doing so, the business accounted for 15% of your Company's Global Generics sale, and 12% of total revenues. The only problem was in Russia and Ukraine, where the sharp depreciation of the rouble and the hryvnia, reduced revenues in rupee terms – although the business grew smartly in the local currencies.

FY2014 was a difficult year for the Pharmaceutical Services and Active Ingredients (PSAI) business – one that saw declining revenues. That has been reversed. PSAI revenues in FY2015 increased by 6% to reach ₹ 25.46 billion; the business also posted significant margin improvement due to a more profitable product mix. Regarding active pharmaceutical ingredients (APIs), we globally filed 77 drug master files (DMFs) in FY2015, taking the cumulative number of DMF filings on 31 March 2015 to 735.

As your Company's founder, Dr. K. Anji Reddy always said, we are in the business of treating diseases and saving lives. We strive every day to do what matters most to patients – accelerating access to affordable medicines and finding intelligent solutions for unmet therapeutic needs. In this journey, we have steadily moved on from producing relatively simple APIs and formulations to difficult-to-produce APIs, complex generics including injectables, proprietary products and biosimilars – many of which deal with cancers, diabetes and cardiovascular disease, serious infections, gastrointestinal ailments, pain management, pediatrics and dermatology. With more than 2000 scientists across our development centers in India, the UK, the US and the Netherlands, we have the ability to leverage the best of global scientific talent.

Our skills in science and technology range from synthetic organic chemistry, development of biologics and formulation development to small-molecule-based drug discovery. These are complemented by specialized research facilities.

Our product development capabilities in India span synthetic organic chemistry, analytical chemistry, process engineering, formulations development, polymorphism, bio-pharmaceutics, management of intellectual property and projects and regulatory science. Octoplus, our specialty research facility in the Netherlands, concentrates on development of injectables, which works better, longer and with fewer side effects. Chirotech, a facility located at Cambridge (UK) helps our custom pharmaceutical services business with its distinctive competencies in organic and bio-catalysis. And our biologics facility in Hyderabad has helped us build unique biotechnology capabilities and so create biosimilars for complex and expensive therapies and make them accessible to patients.

Your Company's commitment to finding new cures is evident in its focus on R&D. I am proud to inform you that in FY2015 alone R&D expenses grew by 41% to ₹ 17.45 billion, and accounted for 11.8% of sales, versus 9.4% in FY2014.

I look forward to an even better year in FY2016. A year when we will introduce new formulations, maintain best-in-class globally certified scientific, technological and manufacturing facilities, and remain both strategic and nimble in providing complex medicines to meet critical therapeutic needs.

With the commitment of your Company's outstanding set of employees and your good wishes, I believe we will get there.

With best regards,



Satish Reddy
Chairman

We are in the business of treating diseases and saving lives. We strive every day to do what matters most to patients – accelerating access to affordable medicines and finding intelligent solutions for unmet therapeutic needs.

Living the Good Health belief



At Dr. Reddy's, we are driven by the conviction that Good Health Can't Wait. We work tirelessly to create an environment of innovation and learning. This objective enables us to help patients across the world gain access to affordable healthcare.

We are a global organization, with products across the pharmaceutical value chain designed to offer solutions for unmet medical needs and better access to existing medicines. Our offerings cover active pharmaceutical ingredients, branded formulations, generic drugs, biologics, specialty products and new chemical entities (NCE).

We are headquartered in Hyderabad, India, with a presence across 25 countries. Our manufacturing facilities are supported by five technology development centers, two integrated product development facility and three R&D centers.

BRINGING AFFORDABLE HEALTHCARE TO EVERYONE

Our corporate mandate is to create greater access to affordable medicines and reach patients worldwide. We have a strong presence in key generics markets globally. Our medicines and services are available in North America, Europe and the emerging markets of Asia, Africa and South America. This helps us stay close to patients, doctors, healthcare providers and business partners, wherever they are.



SALES & MARKETING OFFICES
RESEARCH & DEVELOPMENT CENTERS
MANUFACTURING FACILITIES
HEADQUARTERS

GLOBAL WORKFORCE
19,800+

COMMERCIAL PRESENCE
25 Countries

FY2015 Consolidated Highlights

REVENUE ↑ 12%	EBITDA ↑ 9%	PROFIT AFTER TAX ↑ 3%	DILUTED EPS ↑ 3%
₹ 148.19 bn	₹ 36.17 bn	₹ 22.18 bn	₹ 129.7

FY2015 Filings and Launches

ANDA FILINGS
13
As on 31 March 2015, the ANDA pipeline has 68 ANDAs pending approval with the USFDA, of which 43 are Para IV applications and we believe, 13 to have 'first-to-file' status.

DMF FILINGS
77
12 DMFs were filed in the US and 16 in Europe. As on 31 March 2015, there were 735 cumulative DMF filings.

NEW PRODUCTS
61
61 new products were launched in FY2015, of which 12 were launched in the US, 11 in Europe, 20 in Emerging markets and 18 in India.

Our top therapies

GLOBAL GENERICS
Gastrointestinal
Oncology
Cardiovascular
Pain Management
Central Nervous System
Anti-Infective

PSAI
Cardiovascular
Oncology
Pain Management
Central Nervous System
Anti-Infective
Gastrointestinal

Our Businesses



Global Generics



Biologics



Pharmaceutical Services & Active Ingredients



Proprietary Products & Others

REVENUE IN FY2015

Global Generics	Pharmaceutical Services & Active Ingredients	Proprietary Products & Others
₹ 121 bn 81% OF NET REVENUE	₹ 25 bn 18% OF NET REVENUE	₹ 2 bn 1% OF NET REVENUE

Revenue from the GG segment increased by 14.6% to ₹ 121 billion.

- Revenue from North America increased 17.0% to ₹ 64.72 billion.
- Revenue from Russia and other CIS countries decreased to ₹ 17.71 billion.
- Revenue from India increased 13.7% to ₹ 17.87 billion.

Revenue from the PSAI segment was ₹ 25.46 billion, an increase of 6.2%.

Revenue from Proprietary Products & Others was ₹ 2.18 billion, an increase of 1%.







GLOBAL GENERICS

Our Generics business helps make healthcare affordable by offering reasonably priced alternatives to expensive innovator medicines. Global generics is our biggest business driver. We offer over 200 high-quality generic drugs, keeping costs reasonable by leveraging our integrated operations. Our expertise in active ingredients, product development skills, a keen understanding of regulations and intellectual property rights, as well as our streamlined supply chain, makes us leaders in this segment.

BIOLOGICS

Biologics, or biologically synthesized medicines, are increasingly preferred for the treatment of diseases like cancer and auto-immune disorders. Biologics offer higher efficacy and fewer side effects, but are priced out of the reach of most patients. Our biosimilars, generic equivalents of the innovator's biologics, offer affordable yet equally effective alternatives. Our product development capabilities and commercial reach have made us global leaders in this therapeutic area. We have four products in the market and an industry-leading pipeline spanning oncology, nephrology and auto-immune diseases.

PHARMACEUTICAL SERVICES & ACTIVE INGREDIENTS

ACTIVE PHARMACEUTICALS INGREDIENTS

We are one of the world's largest manufacturers of Active Pharmaceuticals Ingredients (APIs) and partner with several leading innovator companies in bringing their molecules first to market. An affordable API is key to reasonably priced medicines. Our focus on innovation-led affordability gives our customers access to the most complex active ingredients, while maintaining a consistent global quality standard. Besides, our APIs development efforts enable our own generics business to be cost competitive and get to market faster.

CUSTOM PHARMACEUTICAL SERVICES

Dr. Reddy's has one of the largest custom pharmaceutical services businesses in India. We offer end to end product development and manufacturing services and solutions to innovator companies. Our clients have access to the best technologies and a global delivery network. Further, our rich and extensive knowledge repository of various types of formulations helps shorten time to market and support lifecycle management.
We have a well-earned reputation for bringing innovations to the market quickly, efficiently and economically.

PROPRIETARY PRODUCTS

Our Proprietary Products business focuses on developing differentiated formulations that present significantly enhanced benefits in terms of efficacy, ease of use and the resolution of unmet patient needs. The aim is to improve the patient's holistic experience with our medicines, so as to strengthen compliance with the therapeutic regimen and ensure positive outcomes.

Dr. Reddy's is well positioned in the most significant segments of the pharmaceutical value chain to make a big difference to patients around the world.

- **G V Prasad**

Key Performance Indicators

CHART A:
REVENUES
(₹ MILLION)

5 YR CAGR
19%


74,693
96,737
116,266
132,170
148,189
FY2011
FY2012
FY2013
FY2014
FY2015

Revenues grew by 12.1% y-o-y primarily on account of our Global Generics segment's operations in the North America, India and our "Rest of the World" markets, primarily Venezuela.

CHART B:
GROSS PROFIT
(₹ MILLION)


40,263
53,305
60,579
75,801
85,403
FY2011
FY2012
FY2013
FY2014
FY2015

Gross Profit as a percentage to sales, improved primarily due to an increase in sales of products with higher gross profit margins during the year.

CHART C:
EBITDA
(₹ MILLION)

5 YR CAGR
9%


16,789
25,409
27,819
33,180
36,168
FY2011
FY2012
FY2013
FY2014
FY2015

EBITDA increased by 9% to ₹ 36,168 million or 24.4% of revenues.

CHART D:
PROFIT BEFORE TAX
(₹ MILLION)

5 YR CAGR
11%


12,443
18,466
21,676
26,606
28,163
FY2011
FY2012
FY2013
FY2014
FY2015

Profit before tax grew by 6% y-o-y.

REVENUE DISTRIBUTION AND GEOGRAPHICAL MIX FY2015 (%)


12
12
47
₹ 148 bn
14
14
NORTH AMERICA
INDIA
REST OF THE WORLD
EUROPE
RUSSIA & OTHER CIS

CHART E:
PROFIT AFTER TAX
(₹ MILLION)


11,040
14,262
16,776
21,512
22,179
FY2011
FY2012
FY2013
FY2014
FY2015

Profit after tax grew by 3% y-o-y.

CHART F:
NET WORTH
(₹ MILLION)


45,990
57,444
73,104
90,801
111,302
FY2011
FY2012
FY2013
FY2014
FY2015

Net worth increased by 22.6% y-o-y.

CHART G:
ROCE
(%)


21.3
29.6
28.3
28.2
26.1
FY2011
FY2012
FY2013
FY2014
FY2015

Return on capital employed (ROCE) remained stable over the years.

CHART H:
EARNINGS PER SHARE (DILUTED)
(₹)

5 YR CAGR
19%


65
83.8
98.4
126.0
129.7
FY2011
FY2012
FY2013
FY2014
FY2015

Earnings per share grew by 3% y-o-y.

Diseases don't care who pays for the medicine.

Good Health Can't Wait.

Cytomegalovirus (CMV) is a common virus that can infect almost anyone. According to the CDC, between 50 percent and 80 percent of adults in the United States have had a CMV infection by the age of 40.



Strategy for Valganciclovir

- Built predictability into the launch timeline
- Used information available in the public domain and the API supply chain
- Created an IP strategy
- Launched product ahead of all others

Estimates show that congenital (present at birth) CMV infection affects one in 150 children in the US. In adults, Valganciclovir is used to treat CMV retinitis (eye infection that can cause blindness) in people who have acquired immunodeficiency syndrome (AIDS), and in people who have received an organ transplant (heart, kidney or kidney-pancreas).

In the pediatric population, Valganciclovir is used for the prevention of CMV disease in patients with kidney or heart transplant. Valganciclovir is in a class of medications called antivirals. It works by preventing the spread of CMV disease or slowing the growth of CMV.

We decided to bring this much-needed therapy to address this disease by accelerating the availability of an affordable option in this critical antiviral segment.

We pieced together a strategy for the product and more importantly built predictability into the launch timeline. Using information available in the public domain, information about the API Supply Chain, an IP strategy and litigation, we were able to launch the product ahead of all the others.

Working closely with various cross-functional teams, such as R&D, Regulatory API and Manufacturing across geographies, we were able to successfully navigate the legal requirements and launch the product in an accelerated time frame.

That day we broke a boundary. Not just for our Company, but for the industry as a whole. We created a new pathway to the patient, one that is more affordable, equally high quality and just as effective.

We overcame the skepticism of peers to meet a huge unmet need. Our supply chain management teams ensured the complex drug was available on shelf within a short period of approval. Since its launch in December 2014, nearly 40% of patients in the US are now using Dr. Reddy's Valganciclovir and today we still remain an affordable option in bringing this critical medicine to patients.

Children and adults can now look forward to an affordable option for the treatment of CMV. This encourages us to continue to seek new ways to make expensive medication affordable and improve patients' lives.

Little children can't wait to smile.

Good Health Can't Wait.

Vesicoureteral Reflux (VUR) is an uncommon disease that mostly afflicts little children around the world. A bladder valve defect, VUR leads to infected urine traveling back from the bladder through one or both ureters up to the kidneys. This increases the likelihood of urinary tract infection (UTI), scarring of kidneys and if not treated, can result in kidney failure.

Deflux®
A minimally invasive endoscopic injection to treat Grade II-IV VUR effectively with 80-90% success rate.

>280
children in India treated

Dr. Reddy's tied up with Oceana Therapeutics Inc. to import Deflux®.

Given that VUR is rare, its treatment options are few and inconvenient. They include antibiotics and surgery that involve long hospital stay and painful procedures. Not only is this difficult for children under six, it is also an expensive proposition.

At Dr. Reddy's, we believe limited treatment options should not be a hurdle to care. Even for rare diseases that affect only a few people, our aim is to respond with urgency to offer affordable and innovative solutions.

A safe, affordable alternative approach to treating VUR, therefore, became a mission for us.

Following extensive research and coordination with multiple teams, we tied up with Oceana Therapeutics Inc. to import Deflux®, a minimally invasive endoscopic injection to treat Grade II-IV VUR effectively with 80-90% success rate. It provides a higher level of protection against infection, compared to antibiotics, and has an excellent safety profile. Independent studies also established that there was nearly a four-fold reduction in VUR associated infections compared with antibiotics. It also helps to reduce the need of invasive surgical procedure.

Our next step was to make pediatric surgeons aware of the availability of a viable therapy and also train them in its proper use. We organized special cross-specialty meetings for pediatricians and pediatric surgeons to inform doctors of the benefits of the drug and facilitate early diagnosis. We also collaborated with Olympus (a medical device company) to provide pediatric surgeons with an expensive device used for injecting Deflux®. As a result, we have been able to treat more than 280 children in India till date.

Small children can now smile more. VUR can be effectively managed, as the treatment is faster, less painful and more affordable - an encouraging reality for doctors and families of the affected children.

Medication can't be taken lightly.

Good Health Can't Wait.

We are always seeking new ways to improve our products, packaging and services to enhance patient care. The basis for our actions comes from robust insights generated by talking to patients. These deep discussions with patients help us understand their unstated needs.



Redesigned packaging for patient convenience

- Color-coded pack extensions
- Dosing matrix included on pack
- Critical information clearly displayed
- Packs designed to hold 14 pills

In our research, we found patients often forget to take their prescribed drug, interrupting the treatment cycle; or sometimes the dosage information is not visible from the packaging once he or she has started taking a particular medicine. There are many such daily challenges that the patient has to encounter. These critical priorities encouraged us to redesign our drug packaging, keeping our patients' convenience in mind.

The result is an innovative, patient-centric blister packaging that brings about significant advantages and facilitates adherence to medicine and convenience for the patient. We introduced this innovative packaging for our Reclimet-XR, Bilefix™ and Olsertain-CT™ brands in the Indian market.

First, the pack extensions are color-coded with a dual purpose: to help patients identify a particular medicine among the rest of his or her medication; the extensions also enhance the ease of repurchase. Second, we provide a dosing matrix to record the doctor's prescription on the pack itself, so that there is no need to refer to the prescription for the exact dosing. Third, the brand name, expiry date and MRP are clearly marked on the pack extension. These are not removed even if the patient consumes pills from the pack (a very common problem found with most blister and strip packages in India). The white color of the aluminum foil gives a paper-like reading experience by reducing glares and reflections.

We learnt from our patient interviews that week-based purchase rituals are better suited for adherence to the treatment cycle than month-based rituals. We therefore specially designed our packs to have 14 pills to ensure patients do not fail to take their medicines regularly and help them move from a monthly to a weekly buying pattern.

To take our innovation from the drawing board to a manufacturing reality, we redesigned parts of machines in our facilities and trained our people for the purpose. We will be extending these insights and innovations to multiple other products and dosage formats.

Small things matter, like making the pill consuming experience as hassle-free as possible for patients. These incremental innovations in packaging will surely help our patients manage their disease better. While we can definitely do a lot more, this is a good start.



Good fortunes don't last forever.

Good Health Can't Wait.

Venezuela is a country blessed with rich oil and gas reserves. Its citizens have been largely prosperous and the economy strong.

All that changed in 2014 with a steep drop in the global oil prices – the key income stream of the Venezuelan government.

141%

Registered growth in units

Emerged as the fastest growing company in FY2015 despite unfavorable market conditions

Reliable provider of Zovanta™, Plagril™, Omez®, Olanzapina

Coupled with other events, this led to a steep decline in the situation, and a scarcity of essential commodities, including medicines. So sudden was the change, that citizens did not even realize that this was happening.

For Dr. Reddy's it was a time to demonstrate our commitment to the purpose and values of our organization in Venezuela, and to the millions we served for 15 years. It was a challenging situation, especially because we had to understand the nuances of market behavior in the context of the socio-economic conditions. We were able to read the situation and get early indicators, regarding specific availability issues.

Putting our organizational capabilities to use, we were the first to respond to the needs of patients and our channel partners. We ensured that our products were available to patients, where required, through independent pharmacies, retail chains and insurance pharmacies. We received solid support from our back-end and supply chain management, to first understand the need and then respond with agility and speed.

Therefore, when availability became a critical factor in choosing a brand, we had a natural advantage. We were able to reach out to many more patients in the year. Our effective planning gave us a minimum lead time saving of three to four months on an average.

As a result, we emerged as the fastest growing company in FY2015, registering a 141% growth in units. Our reputation as a reliable provider of medicines such as Zovanta™, Plagril™, Omez® and Olanzapina, helped us become a partner of choice for medical professionals.

We supported this reputation with regular information dissemination regarding availability and promotions. This was appreciated, and served as an assurance to doctors and pharmacies in serving patients.

Good health takes everyone along.

Good Health Can't Wait.

Effective healthcare cannot be viewed through the limited prism of managing ailments alone. It is beyond that. The role of meaningful communication between the care provider and the patient is critical in this context.



Dr. Reddy's Foundation for Health Education (DRFHE) was founded to bring patients and care providers closer.

90

Outsourced trainers conduct pan-India programs through module-based interventions.

Patients want to be heard, understood and treated like individuals. They know the importance of good health and want to be a part of the decision-making process. Active engagement with providers gives them the confidence to manage their conditions better. On the contrary, ineffective communication can hamper the process of healing. Therefore, proficiency in communication on the part of care providers is important to convey the message that 'we care'.

Dr. Reddy's Foundation for Health Education (DRFHE) was founded to bring patients and care providers closer. Through its various programs, DRFHE attempts to aid hospitals in improving their readiness to match the expectations of patients.

Studies show that effective communication and counseling contribute to faster and complete healing. The Foundation's programs touch all stakeholder groups in hospitals, including nurses, physicians' assistants, front office staff, retailers, junior doctors, physicians and super specialists.

We initiated a day-long program called Akriti for orthopedicians in 2015 to help them manage patients with better understanding of emotional intelligence as well as transactional analysis. A team of 90 outsourced trainers, conduct pan-India programs through module-based interventions.

The workshop sensitized doctors to the need for developing better communication techniques with patients.

We believe care providers have to go beyond the 'stated and obvious' to develop a holistic perspective of patient needs. We will continue to drive initiatives to strengthen engagements between patients and care providers.

Board of Directors



Mr. Satish Reddy
Chairman

C5 C6 C7 C8

Mr. Reddy joined the Company in 1993 as Executive Director and since then has held positions of increasing responsibility as Managing Director in 1997 and Vice-Chairman & Managing Director in 2013. Mr. Reddy led the Company's transition from a uni-focused manufacturer of APIs (Active Pharmaceutical Ingredients) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and the establishment of a strong footprint for Dr. Reddy's finished dosage products in Russia, CIS countries and other emerging markets. Keeping true to the legacy of the founder of the Company, Dr. Anji Reddy, Mr. Satish Reddy drives the Company's Corporate Social Responsibility initiatives.

Mr. Reddy graduated in Chemical Engineering from Osmania University, Hyderabad and holds a Masters in Medicinal Chemistry from Purdue University, USA.



Mr. G V Prasad
Co-Chairman, Managing Director and Chief Executive Officer

C5 C6 C7 C8

Mr. Prasad leads the core team at Dr. Reddy's that has contributed significantly to its transformation from a mid-sized domestic operation into a worldwide pharmaceutical conglomerate. He is the architect of Dr. Reddy's successful Global Generics and Active Pharmaceutical Ingredient (API) strategies, as well as the Company's foray into Biosimilars and Differentiated Formulations. Mr. Prasad is engaged with strengthening the Company's research and development capabilities, supporting progressive people practices and building a holistic culture of operational excellence. He was recently declared India's Best CEO in the Large Company category by Business Today in 2014, and India Business Leader of the Year by CNBC Asia in 2015.

Mr. Prasad holds a degree in Chemical Engineering from the Illinois Institute of Technology, Chicago, USA and a Masters in Industrial Administration from Purdue University, USA.



Mr. Anupam Puri
Independent Director

C2 C3

Mr. Puri joined our Board in 2002 prior to which he was associated with McKinsey & Company. He spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices and was an elected member of the Board. He is currently a management consultant. He is also on the Boards of: Mahindra & Mahindra Ltd., Tech Mahindra Ltd., Mumbai Mantra Media Ltd. and our wholly-owned subsidiary, Dr. Reddy's Laboratories Inc., USA. Mr. Puri holds an M.Phil. in Economics from Nuffield College, Oxford University, UK, an M.A. in Economics from Balliol College, Oxford University and a B.A. in Economics from Delhi University, India.



Dr. Ashok S Ganguly
Independent Director

C2 C3

Dr. Ganguly joined our Board in 2009. He is currently the Chairman of ABP Private Ltd. (Ananda Bazar Patrika Group). He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and member of the Unilever Plc Board from 1990 to 1997. He was an independent Director of British Airways from 1996-2005. He was a Director on the Central Board of Reserve Bank of India from 2001 to 2009. He also serves as a Director on Board of Wipro Ltd. and as a member of Advisory Board of Diageo India Pvt. Ltd. He is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honors and a CBE (Hon) from the UK. At present, he is a member of the Rajya Sabha, the upper house of the Parliament of India.



Dr. Bruce L A Carter
Independent Director

C3 C4

Dr. Carter joined our Board in 2008, prior to which he was the Chairman of the Board and Chief Executive Officer of ZymoGenetics Inc., USA. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin, from 1975 to 1982. Dr. Carter is also on the Board of Regulus Inc., Xencor Inc., Enanta Pharmaceutical Inc. and TB Alliance, all in the US and our wholly-owned subsidiary, Aurigene Discovery Technologies Ltd., in India. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.



Dr. J P Moreau
Independent Director

C3 C4

Dr. Moreau joined our Board in 2007. He founded Biomeasure Inc. based near Boston, prior to which he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN. He has published over 50 articles in scientific journals and has more than 30 patents to his name. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was responsible for establishing Kinerton Ltd. in Ireland in March, 1989, a wholesale manufacturer of therapeutic peptides in the US. Dr. Moreau is also on the Board of Mulleris Therapeutics Inc. and ProteoThera Inc. in the US. Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in biochemistry. He has also conducted post-doctorate research at the École Polytechnique.



Ms. Kalpana Morparia
Independent Director

C1 C2 C5

Ms. Morparia joined our Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India. Prior to joining J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group and was the Joint Managing Director of ICICI Group from 2001 to 2007. She has been named among the most powerful women in International and Indian Business by magazines like Fortune, Forbes and Business Today. She also serves on the Boards of Bennett, Coleman & Co. Ltd., Hindustan Unilever Limited, J.P. Morgan Services India Private Ltd., J.P. Morgan Asset Management India Private Ltd. and Philip Morris International Inc., USA and as a member of the Governing Board of Bharati Foundation. She is a graduate in science and law from Bombay University.



Dr. Omkar Goswami
Independent Director

C1 C4

Dr. Goswami joined our Board in 2000. He is the Founder and Chairman of CERG Advisory Private Ltd., a consulting and advisory firm. He taught and researched Economics for 18 years at reputed institutions like the Oxford University, Harvard University, Tufts University and the Delhi School of Economics. Later, he became the Editor of Business India. He is also a Director on the Boards of Crompton Greaves Ltd., IDFC Ltd., Ambuja Cements Ltd., Cairn India Ltd., DSP Black Rock Investment Managers Private Ltd., Godrej Consumer Products Ltd., Bajaj Finance Ltd., Max Healthcare Institute Ltd., Hindustan Construction Company Ltd., IDFC Financial Holding Company Ltd. and Infosys BPO Ltd. Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil. (Ph.D.) from Oxford University.



Mr. Ravi Bhoothalingam
Independent Director

C1 C2 C5 C6 C7 C8

Mr. Bhoothalingam joined our Board in 2000. He has served as the President of The Oberoi Group of Hotels and was responsible for the Group's worldwide operations. He has also served as Head of Personnel at British American Tobacco (BAT) Plc, Managing Director of VST Industries Ltd. and as a Director of ITC Ltd. He is also a Director of Sona Koyo Steering Systems Ltd. Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.



Mr. Sridar Iyengar
Independent Director

C1 C4

Mr. Iyengar joined our Board in 2011. He is an independent mentor investor in early stage start-ups and companies. Earlier he was a senior partner with KPMG in the US and UK and also served as the Chairman & CEO of KPMG's operations in India. Mr. Iyengar also holds directorship in Rediff .com India Ltd., Mahindra Holidays and Resorts India Ltd., CL Educate Ltd., ICICI Venture Funds Management Company Ltd., Cleartrip Private Ltd., in India, AverQ Inc., Rediff Holdings Inc., in the US Cleartrip Inc., in Cayman Islands, IYogi Ltd. in Mauritius and our wholly-owned subsidiary, Dr. Reddy's Laboratories S.A., in Switzerland. He holds a B.Com. (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

DR. REDDY'S BOARD LEVEL COMMITTEES

C1 Audit Committee

C2 Nomination, Governance and Compensation Committee

C3 Science, Technology and Operations Committee

C4 Risk Management Committee

C5 Stakeholders Relationship Committee

C6 Corporate Social Responsibility Committee

C7 Investment Committee

C8 Management Committee

COMMITTEE MEMBERSHIP

COMMITTEE CHAIRMANSHIP

Management Council




12
11
10
9
8
7
6
5
4
3
2
1
13

1 Satish Reddy
Chairman
Age 48 | B.Tech., M.S.(Medicinal Chemistry)
Joined the Company on 18 January 1993

2 G V Prasad
Co-Chairman, Managing Director and Chief Executive Officer
Age 55 | B.Sc.(Chem. Eng.), M.S.(Indl. Admn.)
Joined the Company on 30 June 1990

3 Abhijit Mukherjee
Chief Operating Officer
Age 57 | B.Tech.(Chem.)
Joined the Company on 15 January 2003

4 Dr. S Chandrasekhar
President and Global Head, Human Resources
Age 58 | MBA, Ph.D.
Joined the Company on 12 August 2013

5 M V Ramana
Executive Vice President and Head, Emerging Markets, Global Generics
Age 47 | MBA
Joined the Company on 15 October 1992

6 Samiran Das
Executive Vice President and Head-Global Manufacturing Operations-Formulations TechOps (FTO) and Chemical TechOps (CTO)
Age 55 | B.Tech.(Mech.)
Joined the Company on 15 June 2011

7 Saumen Chakraborty
President, Chief Financial Officer and Global Head, IT & BPE
Age 54 | B.Sc.(H), MBA
Joined the Company on 02 July 2001

8 Alok Sonig
Senior Vice President and India Business Head (Generics)
Age 43 | B.E., MBA
Joined the Company on 11 June 2012

9 Dr. Raghav Chari
Executive Vice President and Head, Proprietary Products
Age 45 | M.S. (Physics), Ph.D.
Joined the Company on 25 September 2006

10 Dr. Cartikeya Reddy
Executive Vice President and Head, Biologics
Age 45 | B.Tech., M.S., Ph.D.
Joined the Company on 20 July 2004

11 Umang Vohra
Executive Vice President and Head, North America Generics
Age 44 | B.E., MBA
Joined the Company on 18 February 2002

12 Dr. K V S Ram Rao
Sr. Vice President and Business Head-Active Pharmaceutical Ingredients (API) and Custom Pharmaceutical Services (CPS)
Age 52 | B.Tech., M.E., Ph.D.(Chem. Engg.)
Joined the Company on 03 April 2000

13 Dr. Amit Biswas
Executive Vice President, Integrated Product Development
Age 55 | B.Tech.(Chem.), Masters (Polymer Science), Ph.D.
Joined the Company on 12 July 2011

Business Responsibility Report



At Dr. Reddy's, our efforts to integrate sustainability with operations help us create long-lasting value across the environmental, social and economic landscapes. Our stakeholders have ethical, social and environmental expectations from the organization that extend beyond financial goals and legal requirements. Therefore, we engage with them consistently to nurture trust and ensure business sustainability.

Disclosures on the nine principles as charted by the Ministry of Corporate Affairs in the "National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business".



PRINCIPLE 1

ETHICS TRANSPARENCY & ACCOUNTABILITY

Businesses should conduct and govern themselves with Ethics, Transparency and Accountability.



PRINCIPLE 2

PRODUCT LIFE CYCLE SUSTAINABILITY

Businesses should provide goods and services that are safe and contribute to sustainability throughout their lifecycle.



PRINCIPLE 3

EMPLOYEE WELL-BEING

Businesses should promote the well-being of all employees.



PRINCIPLE 4

STAKEHOLDER ENGAGEMENT

Businesses should respect the interests of and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.


Scott

PRINCIPLE 5

HUMAN RIGHTS

Businesses should respect and promote human rights.



PRINCIPLE 6

ENVIRONMENT

Businesses should respect, protect and make efforts to restore the environment.



PRINCIPLE 7

POLICY ADVOCACY

Businesses, when engaged in influencing public regulatory policy, should do so in a responsible manner.



PRINCIPLE 8

EQUITABLE DEVELOPMENT

Businesses should support inclusive growth and equitable development.



PRINCIPLE 9

CUSTOMER VALUE

Businesses should engage with and provide value to their customers and consumers in a responsible manner.

SECTION A

CORPORATE IDENTITY NUMBER (CIN) OF THE COMPANY
L85195TG1984PLC004507

NAME OF THE COMPANY
Dr. Reddy's Laboratories Ltd.

REGISTERED ADDRESS
8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034, India

WEBSITE
www.drreddys.com

E-MAIL ID
shares@drreddys.com

FINANCIAL YEAR REPORTED
April 2014 to March 2015

SECTOR(S) THAT THE COMPANY IS ENGAGED IN (INDUSTRIAL ACTIVITY CODE-WISE)
'Pharmaceuticals'

LIST THREE KEY PRODUCTS/ SERVICES THAT THE COMPANY MANUFACTURES/PROVIDES (AS IN BALANCE SHEET)
Omeprazole, Decitabine and Azacitidine

TOTAL NUMBER OF LOCATIONS, WHERE BUSINESS ACTIVITY IS UNDERTAKEN BY THE COMPANY
Our manufacturing and sales and marketing operations span around 25 countries. We also serve API customers globally.

1. **Number of international locations (Provide details of major 5)**
   We have manufacturing facilities in Tennessee, New York, Mexico, Louisiana (USA), Mirfield (UK) and China, one R&D Centre in Princeton (USA) and three Development Centers in Princeton (USA), Cambridge (UK) and Leiden (The Netherlands).

2. **Number of national locations**
   17 manufacturing units, 4 R&D units, 2 Technology Development Centers
   Refer page 80.

MARKETS SERVED BY THE COMPANY - LOCAL/STATE/NATIONAL/ INTERNATIONAL
Our major markets include United States of America (USA), India, Russia and CIS, Germany, United Kingdom (UK) and Venezuela.

We also reach out to patients in various other markets like Brazil, Mexico, Chile, the Philippines, the Middle East and North Africa through our strategic alliance with GlaxoSmithKline (GSK) for emerging markets.

SECTION B

PAID UP CAPITAL (INR)
₹ 852 million (as on 31 March 2015)

TOTAL TURNOVER (STANDALONE) (INR)
₹ 102,338 million (as on 31 March 2015)

TOTAL PROFIT AFTER TAXES (STANDALONE) (INR)
₹ 16,794 million (as on 31 March 2015)

TOTAL SPENDING ON CORPORATE SOCIAL RESPONSIBILITY (CSR) AS A PERCENTAGE OF PROFIT AFTER TAX (%)
1.74%

LIST OF ACTIVITIES IN WHICH THE ABOVE EXPENDITURE HAS BEEN INCURRED
Refer to Principle 8 (page 36)

SECTION C

DOES THE COMPANY HAVE ANY SUBSIDIARY COMPANY/COMPANIES?
Yes

DO THE SUBSIDIARY COMPANY/ COMPANIES PARTICIPATE IN THE BR INITIATIVES OF THE PARENT COMPANY? IF YES, THEN INDICATE THE NUMBER OF SUCH SUBSIDIARY COMPANY(S)
Our Subsidiary Companies are closely integrated with our Corporate BR initiatives.

DO ANY OTHER ENTITY/ENTITIES (E.G. SUPPLIERS, DISTRIBUTORS ETC.) THAT THE COMPANY DOES BUSINESS WITH, PARTICIPATE IN THE BR INITIATIVES OF THE COMPANY? IF YES, THEN INDICATE THE PERCENTAGE OF SUCH ENTITY/ENTITIES? [LESS THAN 30%, 30-60%, MORE THAN 60%]
Yes. We have a Code of Conduct for partners, which we expect them to follow.

For more details, please refer to: www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf

SECTION D

A. DETAILS OF THE DIRECTOR RESPONSIBLE FOR THE IMPLEMENTATION OF BR POLICY/ POLICIES
Mr. Satish Reddy
Chairman
DIN Number 00129701

B. DETAILS OF THE BR HEAD;
Mr. Alok Mehrotra
Vice-President & Head, Global Quality Management
Tel: +914049002339
E-mail ID: alokm@drreddys.com
DIN Number (if applicable) NA

₹ 291.7 mn
Total spending on Corporate Social Responsibility (CSR)

TABLE 1 PRINCIPLE-WISE (AS PER NVGS) BR POLICY/POLICIES (REPLY IN Y/N)

SR. NO.	PRINCIPLE-WISE (AS PER NVGS) BR POLICY/POLICIES (REPLY IN Y/N)	P1 ETHICS, TRANSPARENCY AND ACCOUNTABILITY	P2 PRODUCT LIFE CYCLE	P3 EMPLOYEE WELL-BEING	P4 STAKEHOLDER ENGAGEMENT	P5 HUMAN RIGHTS	P6 ENVIRONMENT	P7 POLICY ADVOCACY	P8 EQUITABLE DEVELOPMENT	P9 CUSTOMER VALUE
1	Do you have a policy/policies for....	Yes	Yes	Yes	Yes	We comply to all the statutory requirements. All the contracts and standing order include relevant aspects of Human Rights.	Yes		Yes	Yes
2	Has the policy being formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	All the standing orders are co-signed by the recognized union.	Yes		Yes	Yes
3	Does the policy conform to any national/ international standards? If yes, specify? (50 words)	We have adopted a Code of Business Ethics (COBE) which conforms to national and international standards. This applies to all the Directors and Employees across the group.	We abide by all laws of the land and are a signatory to the 10 principles of the UN Global Compact. We take into account industry best practices and global benchmarks in defining our policies.	Yes, we conform to the required labor law in each country. Apart from that, we continuously benchmark our policies with competition in different markets and review them as needed.	We abide by all laws of the land and are a signatory to the 10 principles of the UN Global Compact. We take into account industry best practices and global benchmarks in defining our policies.	Yes, the policy conforms to National Standards pertinent to Human Rights.	Yes, the policy is in line with National Standards.		Yes, the policy is in line with National Standards.	We abide by all laws of the land and are a signatory to the 10 principles of the UN Global Compact. We take into account industry best practices and global benchmarks in defining our policies.
4	Has the policy being approved by the Board? If yes, has it been signed by MD/owner/ CEO/appropriate Board Director?	Yes, it has been approved by the Board.	Statutory policies are placed before the board for consideration and approval. All other policies are approved by CEO/MD.	Policies in India are approved by CHRO and international policies by COO. The Management Council (MC) and relevant stakeholders are consulted.	Statutory policies are placed before the board for consideration and approval. All other policies are approved by CEO/MD.	Policies in India are approved by CHRO and international policies by COO. The MC and relevant stakeholders are consulted.	Yes	NA	Yes	Statutory policies are placed before the Board for consideration and approval. All other policies are approved by CEO/MD.
5	Does the Company have a specified committee of the Board/Director/ Official to oversee the implementation of the policy?	Yes	The responsibility of the implementation policies and their review primarily lies with the respective business/function head.	All policy changes are discussed in HR Leadership team meeting. The MC and relevant stakeholders are consulted before taking it for approval.	The responsibility of the implementation policies and their review primarily lies with the respective business/ function head.	NA	Yes		Yes	The responsibility of the implementation policies and their review primarily lies with the respective business/ function head.
6	Indicate the link for the policy to be viewed online?	www.drreddys.com/investors/cobe.html	www.drreddys.com/aboutus/pdf/SHE_policy.pdf	NA	www.drreddys.com/aboutus/pdf/SHE_policy.pdf	www.drreddys.com/investors/cobe.html	www.drreddys.com/aboutus/pdf/SHE_policy.pdf		www.drreddys.com/investors/popups/csr-policy.html	www.drreddys.com/aboutus/pdf/SHE_policy.pdf

TABLE 1 PRINCIPLE-WISE (AS PER NVGS) BR POLICY/POLICIES (REPLY IN Y/N)

SR. NO.	PRINCIPLE-WISE (AS PER NVGS) BR POLICY/POLICIES (REPLY IN Y/N)	P1 ETHICS, TRANSPARENCY AND ACCOUNTABILITY	P2 PRODUCT LIFE CYCLE	P3 EMPLOYEE WELL-BEING	P4 STAKEHOLDER ENGAGEMENT	P5 HUMAN RIGHTS	P6 ENVIRONMENT	P7 POLICY ADVOCACY	P8 EQUITABLE DEVELOPMENT	P9 CUSTOMER VALUE
7	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Employees are required to sign an undertaking, at least annually, stating that they have read the Code of Business Ethics (COBE) and comply with the principles of the Code. New employees are required to sign a similar undertaking at the time of joining. Additionally, all our policies with respect to the nine principles our available on the Company website.	Yes, all policies have been communicated to stakeholders.	Employees are required to sign an undertaking, at least annually, stating that they have read the Code of Business Ethics (COBE) and comply with the principles of the Code. New employees are required to sign a similar undertaking at the time of joining. Additionally, all our policies with respect to the nine principles our available on the Company website.	Yes	Yes	NA	Yes	Employees are required to sign an undertaking, at least annually, stating that they have read the Code of Business Ethics (COBE) and comply with the principles of the Code. New employees are required to sign a similar undertaking at the time of joining. Additionally, all our policies with respect to the nine principles our available on the Company website.
8	Does the Company have in-house structure to implement the policy/policies?	Yes	Yes	Yes, we have an intranet where all policies are published along with FAQs. Apart from that we have employee communication sent out on any changes in policies.	Yes	Yes	Yes		Yes	Yes
9	Does the Company have a grievance redressal mechanism related to the policy/ policies to address stakeholders' grievances related to the policy/ policies?	Yes	We also have a dedicated Ombudsperson Procedure to address all concerns related to Company-level policies.	Policy grievances are handled by the respective business HR partners. We also have a common email ID, wherein employees can drop an email with their feedback.	We also have a dedicated Ombudsperson Procedure to address all concerns related to Company-level policies.	Yes	Yes		NA	We also have a dedicated Ombudsperson Procedure to address all concerns related to Company-level policies.
10	Has the company carried out independent audit/evaluation of the working of this policy by an internal or external agency?	Yes	We comply with the Nine Principles broadly through the following policies: Code of Business Conduct and Ethics (COBE), SHE Policy and Principles, Quality Policy, Purchase policy and HR policies. These policies are regularly reviewed by various internal and external agencies, including regulatory agencies. We also proactively follow public advocacy through various forums.	All policies are audited by the internal audit team. We also have external auditors who review HR policies/ processes.	We comply with the Nine Principles broadly through the following policies: Code of Business Conduct and Ethics (COBE), SHE Policy and Principles, Quality Policy, Purchase policy and HR policies. These policies are regularly reviewed by various internal and external agencies, including regulatory agencies. We also proactively follow public advocacy through various forums.	Yes	Yes		No	We comply with the Nine Principles broadly through the following policies: Code of Business Conduct and Ethics (COBE), SHE Policy and Principles, Quality Policy, Purchase policy and HR policies. These policies are regularly reviewed by various internal and external agencies, including regulatory agencies. We also proactively follow public advocacy through various forums.

80% yield

Achieved through adopting an asymmetric reduction method for Eslicarbazepine acetate, compared to 50% yield before.



Dr. A P J Abdul Kalam, former President of India, with scientists at IPDO

SECTION E: PRINCIPLE-WISE PERFORMANCE

PRINCIPLE 1
ETHICS, TRANSPARENCY AND ACCOUNTABILITY

1. **Does the policy relating to ethics, bribery and corruption cover only the company? Yes/No. Does it extend to the Group/Joint Ventures/ Suppliers/Contractors/NGOs/ Others?**
   The policy relating to ethics, bribery and corruption extends beyond our Company to the Group, our joint ventures, suppliers, contractors and the NGOs we partner with.

2. **How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management? If so, provide details thereof, in about 50 words or so.**
   We did not receive any significant stakeholder complaints in the last financial year.

PRINCIPLE 2
PRODUCT LIFE CYCLE

1. **List up to three of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities.**
   Our following products help address social or environmental concerns in their design:
   i. Eslicarbazepine Acetate
   ii. Voriconazole
   iii. Pregabalin

2. **For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product (optional):**
   i. **Reduction during sourcing/ production/distribution achieved since the previous year throughout the value chain?**
   ii. **Reduction during usage by consumers (energy, water) has been achieved since the previous year?**

~3,000 TPA

Potassium salt generated from evaporation processes, disposed to authorized recyclers to produce valuable fertilizers.

The specific features of the three products are detailed below:

Eslicarbazepine acetate
Eslicarbazepine acetate is considered to be a second generation drug to oxacarbazepine and a third generation drug to carbamazepine, meant for treating epilepsy. As a pro drug to (S)-licarbazepine, Eslicarbazepine acetate is evolved in order to have improved efficacy and safety preventing the formation of toxic epoxide metabolite.

Our previously reported synthesis involved a resolution strategy, which by design, yielded a maximum of 50% conversion. This process left behind almost the same quantity of material as waste, along with a significant quantity of liquid and solid effluents. We adopted an asymmetric reduction method, allowing for 80% yield. We also avoided a significant amount of waste. As a result, our manufacturing process has become energy efficient.

Voriconazole
Voriconazole has become the new standard of care in the treatment of invasive aspergillosis. This condition may occur in immunocompromised patients, including allogeneic BMT, hematologic cancers and solid organ transplants.

Our previously reported synthesis involved a resolution strategy, which by design, yielded a maximum of 50% conversion. This process left behind almost the same quantity of material as waste, along with a significant quantity of liquid and solid effluents. We adopted the diastereoselcetive coupling method, allowing for relatively higher yields and selectivity. Eventually, a significant amount of waste was avoided, making the manufacturing process more energy efficient.

Pregabalin
(S)-3-(Aminomethyl)-5-methylhexanoic acid ((S)-Pregabalin) is a 4-aminobutyric acid (GABA) analogue. Our Pregabalin is used as an anticonvulsant drug to treat epilepsy, anxiety and social phobia.

Our previously reported synthesis involved a resolution strategy, which by design, yielded a maximum of 50% conversion. This process left behind almost the same quantity of material as waste, along with a significant quantity of liquid and solid effluents. We outsourced the advanced intermediate, considering the recycling of undesired enantiomer, recovery of solvents and resolving agents at our vendor's site. As a result, a significant amount of waste has been avoided, making the overall manufacturing process more energy efficient.

3. **Does the company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.**

At Dr. Reddy's, we have a well-defined and documented 'Supplier Code of Conduct', addressing various aspects of sourcing, in addition to ethics, labor and human rights, wages and benefits, health and safety, environment and management systems including bribery and corruption.

We have dedicated resources involved in building capacity and sharing best practices among all our strategic business partners (Total no.: 450). We are developing alternate reliable vendors, especially wherever we have single vendors to ensure business continuity. We are ensuring that our efforts and processes align with our targets of reducing air shipments from the current 60% to 40%.

4. **Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?**

We have procedures in place to procure goods and services from local, as well as small producers. At present, 60% of our procurements are sourced from domestic producers and the rest from international producers.

We have dedicated resources assigned to the job of improving capacity and capabilities of local producers. Some of


Linda
Quality Control lab in Bristol

our initiatives in this area include:

- Imparting mandatory supplier trainings for new vendors;
- Sharing good practices through audits and workshops;
- Reworking packaging design to reduce carbon footprint; and
- Inculcating a culture of resource conservation among local and small producers.

Additionally, we improved solvent recovery efficiencies and eliminated the use of hazardous solvents like Methylene Dichloride.

5. **Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so.**
   Yes, we do have a mechanism to recycle products and waste.

   We practice the alternate reuse of potassium salts in our CTO (Chemical Technical Operations). Nearly 3,000 TPA of potassium salt, generated from evaporation processes, is disposed to authorized recyclers to produce valuable fertilizers. Potash is reprocessed by a recycler and 2,000 TPA of potassium salt is produced on a dry basis.

   Of the 2,000 TPA potassium salt produced, 800 T of chloride-free salt is used for the cultivation on 4,000 acres. About 400 T is sold as fertilizer for horticulture crops like palm oil, cocoa, coconut, sugarcane and more, covering 4,000 acres.

   The balance 800 T is given to the oil drilling sector, which enables savings in foreign exchange.

   These initiatives have helped us minimize the hazardous waste to landfill, by completely reusing the salts with an annual savings of ₹ 84 lakhs.

   We also reuse waste at our Formulation Technical Operations (FTOs).

   During the year, we commissioned an ETP Sludge dewatering facility, which

3,073
women employees

As on 31 March 2015.

reduced sludge generation from 648 T/annum to 480 T/annum, resulting in an annual savings of ₹ 10.8 lakhs.

Our FTOs identified Geocycle as an alternate vendor for the disposal of market returned goods, such as expired pharmaceutical products. Earlier these were disposed to a Sludge Disposal Facility (SDF). Through Geocycle, we have been able to reduce around 800 T/annum of disposal to incineration at TSDF.

We have also taken up similar initiatives at our other business units to recycle the waste generated.

PRINCIPLE 3
EMPLOYEE WELL-BEING

1. **Please indicate the total number of employees.**
   We have 19,857 employees as on 31 March 2015.

2. **Please indicate the total number of employees hired on temporary/contractual/casual basis.**
   We have 1,841 employees on contract as on 31 March 2015.

3. **Please indicate the number of permanent women employees.**
   We have 3,073 women employees as on 31 March 2015.

4. **Please indicate the number of permanent employees with disabilities.**
   (No data available)

5. **Do you have an employee association that is recognized by management?**
   Yes, we have an employee association.

6. **What percentage of your permanent employees is members of this recognized employee association?**
   ~5%

7. **Please indicate the number of complaints relating to child labor, forced labor, involuntary labor, sexual harassment in the last financial year and pending, as on the end of the financial year.**
   Table 2 provides the details.

PRINCIPLE 4
STAKEHOLDER ENGAGEMENT

1. **Has the company mapped its internal and external stakeholders? Yes/No.**
   Yes, we have mapped our internal and external stakeholders.

2. **Out of the above, has the company identified the disadvantaged, vulnerable & marginalized stakeholders?**
   Yes, we have identified disadvantaged, vulnerable and marginalized stakeholders.

3. **Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalized stakeholders. If so, provide details thereof, in about 50 words or so.**
   We believe businesses must strengthen capabilities to fulfil stakeholder aspirations through greater engagement. At Dr. Reddy's, we build lasting bonds with all our stakeholders, internal and external, through meaningful deliberations. This process helps us review our actions, rethink our roadmap, redress grievances and recognize new avenues of growth. We have identified clusters of stakeholders who are directly and indirectly affected by our operations, and have developed targeted engagement mechanisms for each cluster. **Table 3** details our engagement platforms for each stakeholder group.

At Dr. Reddy's, we build lasting bonds with all our stakeholders through meaningful deliberations. This process helps us review our actions, rethink our roadmap, redress grievances and recognize new avenues of growth.

TABLE 2

S. NO	CATEGORY	NO. OF COMPLAINTS FILED DURING THE FINANCIAL YEAR	NO. OF COMPLAINTS PENDING AS ON END OF THE FINANCIAL YEAR
1.	Child labor/forced labor/involuntary labor	0	0
2.	Sexual harassment	8	0
3.	Discriminatory employment	0	0

In CDP 2014, we were the only corporate in the pharma sector to have scored 82 points in the Carbon Disclosure Leadership Index.

PRINCIPLE 5 HUMAN RIGHTS

1. **Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/Suppliers/ Contractors/NGOs/Others?**
   At present, our policy is extended to the group, our suppliers, contractors and NGOs.

2. **How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?**
   We did not receive any complaints in the last financial year.

PRINCIPLE 6 ENVIRONMENT

1. **Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers/Contractors/ NGOs/others.**
   We have well-defined safety, health and environmental policy and principles in place, to motivate our employees and minimize our environmental impact. The policy and principles are also communicated to all our stakeholders and ensure that they are in compliance. At present, policies related to Principle 6 cover only the Company (Indian Operations).

2. **Does the company have strategies/ initiatives to address global environmental issues such as climate change, global warming, etc.? Y/N. If yes, please give hyperlink for webpage etc.**
   We are a responsible corporate, committed towards managing climate change, both within and beyond our sphere of influence. As such, we have internal commitments to address climate change and global warming.

   Through CDP (Carbon Disclosure Project), we publicly disclose our carbon footprint to all stakeholders, at regular intervals. In CDP 2014, we were the only corporate in the pharma sector to have scored 82 points in the Carbon Disclosure Leadership Index. (The CDP 2014 Report can be accessed at www.accenture.com/in-en/Pages/insight-indian-companies-decouple-business-growth-carbon-emissions.aspx)

   In this reporting period, our solar power utilization was 14 million units or 4.7% of the total power consumed. This reduced our carbon footprint by 11,500 MT of CO_2e.

3. **Does the company identify and assess potential environmental risks? Y/N.**
   Yes, we identify and assess potential environmental risks and mitigate them to eliminate such risks through our

TABLE 3

KEY STAKEHOLDERS	ENGAGEMENT PLATFORMS
EMPLOYEES	
The driving forces of the organization, our employees deserve a safe, inclusive and empowering workplace with freedom to act, innovate and grow not just as professionals, but also as individuals	Organization Health Index | In-house Publications | Intranet | Internal Networking Platform | CEO, COO communication | 360 degree feedback | Celebrations | Training Programs | Health Page
INVESTORS & SHAREHOLDERS	
Our investors and shareholders put trust and financial capital in the organization and expect a steady return on their investment	Analyst Meets | Quarterly Results | Annual Report | Sustainability Report Earning Calls | Email Communication | Official news releases and presentations
SOCIETY	
Communities across the world, especially the economically weaker sections of society, whose lives are impacted by our social contributions Healthcare professionals who rely on today's products and tomorrow's innovations	Through partners like Dr. Reddy's Foundation, CSIM, NICE Foundation and local NGO partners, and Employee Volunteering Program **Dr. Reddy's Foundation for Health Education (DRFHE)** Inner Circle - Relationship building programs | Abhilasha - Nursing Efficiency program | Sarathi - Doctor's Assistant Program | Sanjeevani – Pharmacists program | Sutradhar – Ward boys program | Akriti – Orthopedicians' program
CUSTOMERS & PARTNERS	
Insurers, vendors, suppliers, distributors, government, regulators and business partners who support various aspects of our operations	**Customers:** Customer satisfaction survey, Regular business meetings **Business Partners - Vendors:** Vendor meets, Strategic business partner training and development

51 projects

On energy conservation implemented across various business units with accrued savings of ₹194.3 million during the year.

11,500 mt of CO_2e

Reduction in carbon footprint through use of solar power.

Enterprise Risk Management (ERM) initiative.

4. **Does the company have any project related to Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?**
Our Biomass based steam production project at Pydhibhimavaram SEZ unit is registered with UNFCCC under CDM.

The project consists of the installation of a 10 TPH multi-fuel fired boiler that operates at 10.5 g/cm^2. This project aims to use a variety of biomass as the fuel source for the boiler to generate 166.5 TJ of energy per year. It is equivalent to reducing emission of 14,324 tons of CO_2e.

The project's validation was completed by TUV Nord in 2013. However, availability of biomass was an issue due to which the CDM project could not progress.

5. **Has the company undertaken any other initiatives on - clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.**
As a responsible corporate, we implemented 51 energy conservation projects across various business units, and accrued savings of ₹ 194.3 million during the year. Solar energy consumption for the FY2015 was around 14 million kwh, compared to 300 million kwh of total energy consumption, i.e. solar energy usage across Dr. Reddy's is 4.7%, thereby reducing carbon footprint by 11,500 MT of CO_2e in this reporting.

6. **Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/ SPCB for the financial year being reported?**
Air emissions and waste generated by us are within the permissible limits, prescribed by environmental regulators. In this reporting period, all the boiler stacks of API manufacturing facilities were provided with online stack emission monitoring systems. These were also directly linked to the website of the regulators.

7. **Number of show cause/legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.**
We received notices about greenbelt development, online effluent monitoring systems and Methylene Dichloride phase. We are addressing those areas. No other units received any show cause notices and directions from any regulators.

PRINCIPLE 7
POLICY ADVOCACY

1. **Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:**
Our Chairman, Mr. Satish Reddy, is the President of the Indian Pharmaceutical Alliance (IPA).

We are members of some of the leading industry bodies and chamber associations in India, including:
- Confederation of Indian Industry (CII)
- Indo American Chamber of Commerce (IACC)
- Indian Pharmaceutical Alliance (IPA)
- Pharmexcil
- Bulk Drug Manufacturers Association (BDMA)
- Indian Drug Manufacturers Association (IDMA)
- CII Green Business Centre
- Federation of Andhra Pradesh Chambers of Commerce & Industry (FAPCCI)

2. **Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/ No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others).**
We have advocated for Economic Reforms through the associations.

PRINCIPLE 8
EQUITABLE DEVELOPMENT

1. **Does the company have specified programs/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.**
We are focusing on specific CSR initiatives that support social


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LABS aspirant placed at Spencers Daily, Trivandrum

11,000+ students

Educated through 25 Pudami primary schools.

development. The implementation of these programs is carried out through various partner organizations. We work primarily in the areas of education, livelihood and health. The key programs are described below:

Education

Our education initiatives focus on enhancing the quality of education. These initiatives are implemented through the Dr. Reddy's Foundation and include:

- Pudami Neighborhood Schools and English Primaries aim to make available quality English medium education to children from underprivileged sections. Four secondary and 25 Pudami primary schools are educating over 11,000 students. Kallam Anji Reddy Vidyalaya (KARV), a model Pudami School caters to 1,600 students.
- Kallam Anji Reddy Vocational Junior College (KAR-VJR) trains tenth class pass-out students in two-year vocational courses. Every year it trains nearly 500 students.
- School Improvement Program (SIP) in government schools focuses on 12,000 students in 27 schools across five districts of Andhra Pradesh and Telangana. It helps the schools in remedial learning, computers skills, spoken English, basic amenities, safe water and sanitation. SIP also provides scholarships for meritorious students to pursue higher education.

Livelihoods

Our livelihood programs, implemented through Dr. Reddy's Foundation, focus on making the Indian youth employable and enhance their earning potential.

- LABS: Livelihood Advancement Business School (LABS) program is developed for youth between 18 and 30 years, who have limited opportunities and inadequate skill sets. LABS equips them with job-specific skills, soft skills, basic English, computer skill and placement linkages. In FY2015, we trained 7,128 young people through our supported centers.
- LABS-PwD: LABS-People with Disabilities (PwD) program is a placement-linked program for differently-abled youth, between 18 and 30 years. In FY2015, we trained 904 differently-abled youth from our supported centers.
- Rural Livelihoods Program
  - LABS-F program assists farmers on technology and methodology

43,238
beneficiaries

Reached through the Community Health Intervention Program (CHIP).

We engage with the community through our partners like Dr. Reddy's Foundation (DRF), Naandi Foundation, NICE Foundation and other similar organizations.

in farming. This program helps them enhance their income by increasing productivity. In FY2015, we supported 20 farm projects.

- Skilling Rural Youth (SRY) is a 10-day capacity building program. It primarily focuses on soft skills, and linking rural youth with local wage employment opportunities. In FY2015, 165 young people were supported by the program.

Developing change makers

We trained 44 budding social change agents and NGO staff on entrepreneurial and leadership skills through CSIM. Besides, 20 social agents were trained through Acumen. These efforts resulted in social delivery projects relevant to community needs.

Health Initiatives

We initiated the Community Health Intervention Program (CHIP) in 55 villages and 30 gram panchayats of Ranastalam Mandal, Srikakulam district. This five-year project has been started in partnership with the NICE foundation to bring better healthcare facilities to villages. In FY2015, we reached out to 43,238 beneficiaries.

The program has begun to:

- Enhance basic support for ante and post-natal care, safe delivery and infant care;
- Promote primary immunization of children by the age of one, against 10 vaccine-preventable diseases; and
- Increase awareness in communities, with an emphasis on health and nutrition for safe motherhood, and raise the child survival rate.

Additionally, we established RO water plants and arranged health camps in our manufacturing units.

2. **Are the programs/projects undertaken through in-house team/ own foundation/external NGO/ government structures/any other organization?**
   We engage with the community through our partners like Dr. Reddy's Foundation (DRF), Naandi Foundation, NICE Foundation and other similar organizations.

3. **Have you done any impact assessment of your initiative?**
   We review our internal assessment systems and projects from time to time. Each project has specific deliverables against which it is measured.

4. **What is your company's direct contribution to community development projects- Amount in INR and the details of the projects undertaken?**
   We contributed ₹ 29.16 crores for community development. For details of the projects undertaken refer the projects listed in the CSR Report.

5. **Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.**
   Our community development initiatives are designed towards sustainability. For education programs, we encourage the participation of parents in the School Management Committee (SMC) through a small contribution to instill ownership. Similarly, young people participating in the vocational skills enhancing programs pay a small percentage of the course fees. Besides, we also involve gram panchayat or local government in the project development discussions.

PRINCIPLE 9
CUSTOMER VALUE

1. **What percentage of customer complaints/consumer cases are pending as on the end of financial year.**
   13.6% of total domestic/national/ customer complaints[1] are pending, as on the end of the financial year.

2. **Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/NA/ Remarks(additional information)**
   For different markets and products, we display product information as described below:
   - For North America Generics' (NAG) Oral Solid Division and Europe Generics (EUG), we provide no additional information other than what is mandatory. There are few exceptions, like Zoledronic injection for the EU market is provided with an arrow mark to peel.
   - For NAG injectable, we provide no additional information other than what is mandatory. Some special cases are there. For example, Sumatriptan injection has an auto injector QR code and promotional information

[1] *The number of complaints are from India.*



Finished goods on the packaging line

Our primary research team regularly conducts consumer surveys in all therapy areas. The survey carried out with Hepatitis C patients to understand their unmet needs is an example.

(separate component) is provided in Zoledronic Acid - Canada.

- For the domestic market, we sometimes provide additional information in labeling. We provide tag lines, such as 'Tough on Pain' on our Nise® gel packs in addition to pictorials.
- For all EM markets, we give only label claim, and in few cases warning, as per market requirement.

3. Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behavior during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so.

We do not have pending litigations before any judicial or quasi-judicial forums, relating to our involvement in unfair trade practices, irresponsible advertising and/or anti-competitive behavior. However, there were a few legal notices issued by certain individuals in relation to the above claims. Such notices have not ended in any litigation as on date.

4. Did your company carry out any consumer survey/consumer satisfaction trends?

Our primary research team regularly conducts consumer surveys in all therapy areas. One such example is the survey carried out with Hepatitis C patients to understand their unmet needs with sensitivity. It helped us design services for patients to aid them with our therapy. We have carried out more such surveys for products like Venusia®, Razo™ and in the space of nephrology. Such surveys helped us get useful feedback on our products.

Management Discussion and Analysis



Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'DRL') is an integrated global pharmaceutical company committed to providing affordable and innovative medicines through three core business segments: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products.

Notes: (1) FY2015 represents fiscal year 2014-15, from 1 April 2014 to 31 March 2015, and analogously for FY2014 and previously such labeled years. (2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on the Company's consolidated IFRS financial statements.

- Global Generics (GG) includes branded and unbranded prescription and Over-The-Counter (OTC) drug products business. It also includes the operations of our Biologics business.
- Pharmaceutical Services and Active Ingredients (PSAI) consists of Active Pharmaceutical Ingredients (API) and Custom Pharmaceutical Services (CPS) businesses.
- Proprietary Products comprises Differentiated Formulations business, New Chemical Entities (NCEs) business and our dermatology focused specialty business.

We have a strong presence in highly regulated markets such as the United States of America, the United Kingdom and Germany, as well as in other key markets such as India, Russia, Venezuela, Romania, South Africa and certain countries of the former Soviet Union.

Given below is a brief outline of the businesses. Further details are to be found in subsequent sections of this chapter.

GLOBAL GENERICS

- **Revenues from Global Generics stood at ₹ 120.56 billion registering a year-on-year growth of 15% –** driven largely by North America, Venezuela and India.
- **Revenues from North America stood at ₹ 64.72 billion registering a year-on-year growth of 17%.** Growth was largely driven by 'complex to make' injectable products launched during FY2014, market share gains in some of the key molecules and contribution from new products. During the year, Dr. Reddy's launched 12 products with Valganciclovir and Sirolimus being the major products. FY2015 also saw 13 product filings in the USA. Cumulatively, 68 Abbreviated New Drug Applications (ANDAs) are pending for approval from the US Food and Drug Administration (USFDA). Of these, 43 are Para IVs – out of which Dr. Reddy's believes 13 to have 'First to File' status.
- **Revenues from Emerging Markets stood at ₹ 30.77 billion registering a year-on-year growth of 13%.** Within Emerging Markets:
  - Revenue from Russia and other CIS markets declined by 11% to ₹ 17.71 billion, primarily due

KEY FINANCIAL HIGHLIGHTS, FY2015

REVENUE

₹ 148.19 bn ↑ 12%

(US$ 2.38 bn)

GROSS PROFIT MARGIN

2015 2014

57.6% vs **57.4%**

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

₹ 36.17 bn ↑ 9%

24% of revenue (US$ 580 mn)

PROFIT BEFORE TAX (PBT)

₹ 28.16 bn ↑ 6%

19% of revenue (US$ 452 mn)

PROFITS AFTER TAX (PAT)

₹ 22.18 bn ↑ 3%

15% of revenue (US$ 356 mn)

CASH AND CASH EQUIVALENTS (INCLUDING OTHER INVESTMENTS)

₹ 39.65 bn ↑ 18%

(US$ 636 mn)

All US dollar amounts based on the convenience translation rate of US$ 1 = ₹ 62.31


₹17.87 bn
Revenue from India
for FY2015
↑ 14%
year-on-year growth.

to the sharp depreciation of the rouble.

- Revenue from the Rest of the World (RoW) territories was ₹ 13.06 billion and grew by 77%.

- **Revenues from India stood at ₹ 17.87 billion registering a year-on-year growth of 14%.**

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

- **Revenues from PSAI stood at ₹ 25.46 billion registering a year-on-year growth of 6%.** Despite moderate sales growth, the margins improved significantly due to a better product mix.
- **77 Drug Master Files (DMFs) were filed globally,** including 12 in the US and 16 in Europe. The cumulative number of DMF as on 31 March 2015 was 735.

OUTLOOK FOR THE GLOBAL PHARMACEUTICAL INDUSTRY

The global pharmaceutical market seems to be showing signs of recovery with several positive factors projected for the next four to five years. Global spending on medicines is expected to reach US$ 1.3 trillion by 2018, representing a compounded annual growth rate (CAGR) varying between 5-6% on a constant currency basis for the forecast period of 2014-2018. This is slightly higher than the 5.2% growth rate recorded over the past five years.

Higher growth is primarily on account of general economic well being, the effect of aging populations and chronic/lifestyle diseases on the demand side – and the introduction of new specialty medicines and increased accessibility of patients to medical infrastructure and funding, expansion of emerging markets and advances in treatment and allied technologies on the supply side.

On a regional basis, healthcare spending in North America is expected to increase on an average by approximately 5% per year during 2014-2018. This expenditure is expected to be partly driven by expanded consumer access to healthcare through the 2010 Patient Protection and Affordable Care Act; and partly because of the introduction of new medicines as well as the general economic recovery of the area.

Equally, thanks to variations of one form of the Eurozone crisis to another, European spending on healthcare is not expected to witness much growth. Across Latin America, spending is projected to increase at an average of 4.6% per year over 2014-2018, as several governments attempt to improve their public healthcare systems amid general budget constraints.

The growth is expected to be rapid in the Middle East and Africa, which could see an annual average increase of 8.7% over 2014-2018 – due, in part, to population growth and efforts to expand access to healthcare.

By 2018, among the large geographical blocks, North America's share of global pharmaceutical market is expected to remain stable at over 41%. Asia-Pacific's share is expected to rise to almost 29%; while that of Western Europe is expected to reduce to 17%.

NORTH AMERICA

USA continues to remain the largest pharmaceuticals market representing over one third of the global total. It is expected to grow at a CAGR of around 5% through 2018, significantly higher than the 3.6% growth over the past five years. Strong economic recovery in the USA coupled with recent healthcare reforms have already had a positive impact on the use of medicines. This is expected to grow the market through the first half of the forecast period.

Implementation of the Affordable Care Act will have a positive impact on demand for medicines during the first half of the forecast period due to expanded enrolment in the state-funded Medicaid programs and increased use of tax credits to purchase private health insurance. However, expanded coverage will increase budgetary pressure on payers, with drug spending being a popular target for cost containment.

The Economist Intelligence Unit also expects healthcare spending in the USA to rise by around 5% in nominal terms in 2015. Of developed markets, the USA will see the largest per capita health spend increase from 2013 to 2018, while other developed countries such as France and Spain will see a fall due to implementation of policies to control spending growth.

CHART A: HOW GLOBAL MARKETS MIGHT BE


1,200
1,000
800
600
400
200
0
2008
2012
2017
13%
7%
2%
2%
CAGR(F)%
2012-2017

- PHARMERGING MARKETS ($LC bn)
- OTHER DEVELOPED MARKET ($LC bn)
- OTHER EMERGING MARKET ($LC bn)
- TOP 8 MATURE MARKETS ($LC bn)

Source: IMS Health Global Market Prognosis, May 2013, at ex-manufacturer price levels, constant local currency (LC) $. Contains Audited + Unaudited data.

CHART B: INDIAN ANDAS APPROVED AS A % OF TOTAL


200
180
160
140
120
100
41
39
37
35
33
31
27
25
2007
2008
2009
2010
2011
2012
2013
INDIAN ANDAS (No.)
INDIAN ANDAS (%) (RHS)

Source: USFDA.

CHART C: INDIA'S VOLUME SHARE OF US GENERICS


25
20
15
10
5
23
10
12
14
15
19
21
23
2006
2007
2008
2009
2010
2011
2012
2013
INDIA'S VOLUME SHARE (%)

Source: IMS Health.

PHARMERGING MARKETS

Pharmerging markets are defined as those with more than US$ 1 billion absolute spending growth over 2014-18 and which have GDP per capita of less than US$ 25,000 at purchasing power parity (PPP). These include:

- Tier 1: China;
- Tier 2: Brazil, India, Russia; and
- Tier 3: Mexico, Turkey, Venezuela, Poland, Argentina, Saudi Arabia, Indonesia, Colombia, Thailand, Ukraine, South Africa, Egypt, Romania, Algeria, Vietnam, Pakistan and Nigeria.

Pharmerging markets have long been regarded as the 'promised land' of the pharmaceutical industry. Given the slow growth of pharmaceutical sales in developed markets, multinational companies have made substantial investments in emerging markets in recent years. With their large populations, increasing prosperity, and improving longevity, these territories are very attractive to companies that are suffering from stagnation of mature markets, patent expirations, and increased regulatory hurdles.

Pharmerging markets are expected to move from representing a fourth of the global pharmaceutical market in 2012 to a third by 2017. The growth will mainly be driven by government healthcare investment, private and out-of-pocket spend, and the increasing burden of chronic disease. Between 2012 and 2017, pharmerging markets will have growth rates far higher than mature markets. The forecast for the former is at a CAGR of 13% during 2012-2017 compared to 2% for the top eight mature markets. This will represent two-thirds of global pharmaceutical growth and will increase the pharmerging markets' global share from 23% in 2012 to 33% in 2017, with all four BRIC countries (Brazil, Russia, India, China) ranking among the top10 by value of sales. **Chart A** gives the data.

INDIA'S FORMULATIONS MARKET

The Indian pharmaceutical market grew at a CAGR of approximately 14% in the past five years and is expected to grow at a CAGR of between 9% and 12% to reach around US$ 20 billion to US$ 30 billion by 2018. This is being, and will be, driven by epidemiological factors, increasing affordability, enhanced accessibility and rising acceptability – though partially offset by pricing controls put in place by the National Pharmaceutical Pricing Authority (NPPA) and high levels of competition due to existing market fragmentation.

The government and regulatory authorities continue to focus on: (a) reduced taxes and import duties; (b) incentives for setting up manufacturing units through special economic zones and other facilities; (c) incentives for higher in-house research and development; and (d) improving the quality of healthcare infrastructure as well as the availability of medicines through the 'Jan Aushadhi' scheme at affordable prices.

ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES

The global active pharmaceutical ingredients market is currently valued at approximately US$ 120 billion and is anticipated to grow at a CAGR of 7% to reach US$ 180 billion by 2020. Over the years, some large pharmaceutical corporations have tended to be vertically integrated for critical products. Simultaneously, others have favored using trusted external sources for their APIs and intermediates sourcing. Countries like India and China have continued to benefit from this external sourcing strategy.

EMERGING TRENDS IN THE GLOBAL PHARMACEUTICAL SPACE

POSITIVE TRENDS

- **Increasing contribution of the Indian generics players in the largest pharmaceutical market, namely the US generic prescriptions (Gx) market.** Based on a review of the ANDA approvals, it is evident that Indian generic players have, over time, increased their share in the US Gx market. Today, Indian companies are the second-largest suppliers of pharmaceutical products to the US. **Charts B and C** speak for themselves.
- **Generics price inflation.** Generic pharmaceutical companies have been credited with getting the off-patent branded price down by 50% to 99% depending on the competitive intensity. However, of late there have been instances of price increases of some generics products. The predominant cause of this has been supply disruptions due to the USFDA restricting some companies from selling in the US

CHART D: BRAND VALUE GOING OFF-PATENT


0 5 10 15 20 25 30
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014E
2015E
2016E
2017E
2018E
2019E
2020E
BRAND VALUE (US$ bn)

Source: Paragraph Four database, Orange Book, UBS estimates.

and slower ANDA approvals. The IMS data for the period January-March 2015 shows an upward trend in prices (≥10%) across 50-plus products. This is likely to continue for some time till the ANDA backlog gets cleared and/or manufacturing/ quality related issues get resolved with USFDA.

- **Brand price inflation.** Over the past few years, a set of branded drugs that are to come off patent protection in the near future have taken systemic price increases. This has accelerated from around 6% to nearly 9% annually in the past five years. The number of branded drugs that have effected price hikes has also accelerated. As an example, in 2005, brands equaled 50% of total US prescriptions with sales of US$ 230 billion. In 2014, the share of brands was down to 20% of total prescriptions, but their sales revenue was US$ 316 billion – and much of this 38% increase over the decade was on account of price rises in the last five years. With US$ 102 billion worth of branded drugs scheduled to go off patents between 2015 and 2020 (see **Chart D**), this could not only set the stage for pre-expiry price increases but also for a much greater scope for generics.
- **The injectable opportunity.** There is a good opportunity for Indian generic companies to grow from injectable launches. Some US$ 16 billion of injectable product patents will expire in the US over the next four years. The US generic injectable market is today at around US$ 7.6 billion in sales. It is expected to grow at approximately 10% per year – faster than orals and other generic categories.
- **Settlement with innovator companies.** Although long drawn out product patent battles continue between innovators and patent-challenging generic companies, there has been a trend in favor of out-of-court settlements -- which close the litigations, with the concerned parties deciding on the terms and date of the generic product launch. It is difficult to predict whether such settlements will dominate in the years to come; but wherever these occur, the process will certainly reduce excessively high legal costs of patent defense and generic entry.
- **Epidemiological factors.** Population growth in emerging markets coupled with a steady rise in the disease prevalence is set to increase the size of the global patient pool. Moreover, the disease profile of countries like India and China is also changing with continued increase in chronic cases attributable to an aging population, more sedentary lifestyles, diet changes, rising obesity levels, coupled with improved diagnostics. All these factors augur in favor of a significant increase in the use of medicines.
- **Increasing accessibility and affordability.** With most global economies returning to the growth track, another cycle of rising disposable incomes is expected, primarily across emerging economies. This trend plus a reasonably steady growth in health insurance coverage should help in increasing affordability of medicines among the patient communities. Besides, accessibility to healthcare, diagnostic interventions and pharmaceutical products is expected to expand due to growth in medical infrastructure, new business models for Tier-II towns and rural areas, new product launches (patented, proprietary products, complex generics and biosimilars) and greater government spending on healthcare.
- **GDUFA to enable faster approvals.** The Generics Drug User Fees Amendments (GDUFA), 2012, of the USFDA is designed to speed access to safe and effective generic drugs to the public and reduce costs to industry. The law requires industry to pay user fees to supplement the costs of reviewing generic drug applications and inspecting facilities. Such additional resources should enable the USFDA to reduce the current backlog of pending applications and cut the average time required to review generic drug applications.
- **R&D productivity.** Even as scientific uncertainty looms and most low hanging fruits have been picked up, pharmaceutical companies are pushing the boundaries of innovation to address issues like extended release technology, the treatment of diabetes, CNS, HIV and cancer, injectable technology,

Anti-cancer treatments still attract the largest R&D investments. Leading Indian generics companies will attempt to increase the pace of differentiated filings in the US, especially in limited competition areas.

US$102 bn

branded drugs scheduled to go off patents between 2015 and 2020.

biotech interventions as well as incremental innovations to meet niche unmet medical needs. Large pharmaceutical companies will increase focus on R&D to develop new chemical or molecular entities in their attempt to move up the value chain. There is an extensive line-up of diabetes and cancer drugs in late-stage development, with about half of these focusing on cancer and HIV. Anti-cancer treatments still attract the largest R&D investments. Leading Indian generics companies will attempt to increase the pace of differentiated filings in the US, especially in limited competition areas like dermatology, ophthalmic, injectable, transdermal patches, oncology and respiratory, which collectively offer a US$ 50 billion plus opportunity. Governments in emerging markets such as China and India are providing robust funding to kick-start their countries' biotechnology industries. The number of product patents coming from emerging economies has increased by double digits over the past few years. Recognizing these countries' growing capabilities, many leading pharmaceutical and biotech companies are outsourcing certain R&D activities to these geographies.

- **Consolidation within the industry.** There has been a wave of consolidation within the industry. Rising demand for generic drugs, start-ups holding differentiated product and technology offerings, loss of revenue with the expiry blockbuster patents, among others, are some of the driving force behind this consolidation wave. Both research-based innovator enterprises and development based generics companies are looking for acquisitions of all sizes. Large pharmaceutical companies are acquiring biotech firms, especially if their products are in late-stage development or showcase new technology. It remains to be seen whether the recent surge in M&A activities signals the beginning of a general recovery or reflects the only way that companies can grow in an industry facing considerable pricing pushback from payors and patients.
- **Channel consolidation in the US.** Over the last three years, there have been a number of big-ticket M&As among Pharmacy Benefit Managers (PBMs) in the US. This has resulted in higher bargaining power for PBMs vis-à-vis manufacturers. Despite consequential pricing pressures, large manufacturers are likely to benefit by:
  a. being a stable and reliable supply source;
  b. being able to provide a large basket of products; and
  c. deriving a higher proportion of revenues from complex generics, where the number of manufacturers or suppliers is limited.
- **Emerging support technologies.** Three technologies will play an increasingly important role in bettering our health care systems. The first is bioinformatics. With major sequencing of the human genome and further expansion of bioinformatics, we are able to see molecular pathways in new light and draw linkages between diseases. The second is big data. Increasing use of big data will help unlock personalized medicine and improve patient response rates, reduce development times and choose safer therapies. The third is wearable technology, which has the potential to advance remote patient monitoring, patient compliance and self-care. We are already seeing the trend take hold. For example, Google recently unveiled a contact lens containing a small silicon chip which helps detection of sugar levels for diabetic patients.

CONCERNS

- **Price controls.** These are prevalent in many pharmerging markets, some with generic substitutes (branded or unbranded) and some without. For instance, Russia implemented price controls through reference price model for prescription drugs in April 2010, which covered nearly 40% of the market by value. In 2013, India enhanced the scope of price controls from 74 (12% of the market by value) to over 350 molecules (or 34% of the market by value). This has certainly affected the economics of pharmaceutical companies in such markets, although the impact across companies has varied depending on their sale of such listed drugs.

NORTH AMERICA GENERICS HIGHLIGHTS FY2015

₹ 64.72 bn

SALES ↑ 17%
Crossing **US$ 1bn**

12

NEW PRODUCTS LAUNCHED

13

NEW PRODUCT FILINGS
Cumulatively, **68 ANDAs awaiting approval from the USFDA:** of which 43 Para IV applications, of which 13 possibly have 'first-to-file' status.

HABITROL®

The last three months of FY2015 saw OTC sales of Habitrol® – nicotine replacement therapy transdermal patches – which was acquired from Novartis Consumer Health Inc. in November 2014.

- **Difficult economic and geopolitical situations in major emerging markets.** Through the year, several pharmaceutical companies have been affected by such events, especially in Russia, Ukraine and Venezuela. In FY2015, Russia witnessed a very sharp depreciation of the rouble versus the US dollar which, in turn, negatively affected all imports including those of pharmaceutical products. Ukraine was hit by serious political and military conflict which created significant uncertainties and affected the market. Despite being an excellent market for pharmaceutical products, Venezuela's mechanism of having multiple administered exchange rates and severe controls on dollar repatriations have constrained business in the country.
- **USFDA inspections.** Any importing country's drug administrator has the right to, and duty of, periodically inspecting and certifying the manufacturing facilities of the exporting pharmaceutical companies. This fact is readily accepted by all. Over the last few years, such audits on Indian generics manufacturers have substantially increased in their number and frequency, especially those carried out by the USFDA. On occasions, the USFDA inspectors have noted several Form 483 observations – which, in their opinion, are possible infringements of established standards in manufacturing, testing, quality systems, data integrity and product safety. Some of these have led to import restrictions coupled with large financial penalties. Dr. Reddy's welcomes such inspections. Equally, it believes that where such observations are relatively minor in nature – and are appropriately addressed by the audited company – the USFDA should resolve these outstanding issues as quickly as possible. Having said so, it is important to recognize that, despite following best-in-class good manufacturing practices (GMP) norms, there remain risks of adverse USFDA action –which, in turn, might delay the monetization of opportunities in the US.

DR. REDDY'S MARKET PERFORMANCE FOR FY2015

This section starts with **Table 1** which summarizes Dr. Reddy's performance in different markets and product segments; and then goes on to describe matters in greater detail.

NORTH AMERICA GENERICS

North America remains an important growth engine for Dr. Reddy's. Revenues from the region grew by 17% to ₹ 64.7 billion in FY2015 – thus crossing the US$ 1 billion mark. We are the 9th largest generics pharmaceutical company in the US.

FY2015 was characterized by a strong wave of customer consolidation, which had a direct impact on all those who

TABLE 1 DRL'S REVENUES, FY2015 VERSUS FY2014 (IN MILLION)

	FY2015			FY2014			RATE OF GROWTH, FY2015 VS. FY2014
	US$	₹	AS A %	US$	₹	AS A %	
Global Generics	1,935	120,556	81%	1,688	105,164	80%	15%
North America		64,723	54%		55,303	53%	17%
Europe		7,193	6%		6,970	7%	3%
India		17,870	15%		15,713	15%	14%
Russia and CIS		17,713	15%		19,819	19%	-11%
Rest of the World (RoW)		13,057	11%		7,359	7%	77%
PSAI	409	25,456	18%	385	23,974	18%	6%
North America		4,605	18%		3,820	16%	21%
Europe		10,507	41%		9,058	38%	16%
India		3,288	13%		3,787	16%	-13%
Rest of the World (RoW)		7,056	28%		7,309	30%	-3%
Prop. Products and Others	35	2,177	1%	49	3,033	2%	-28%
Total	2,378	148,189	100%	2,121	132,170	100%	12%

RUSSIA & CIS GENERICS HIGHLIGHTS FY2015

₹ 17.71 bn

SALES ↓ 11%

Largely due to the sharp depreciation of the Russian Rouble and Ukrainian Hryvnia.

₹ 14.92 bn

REVENUE FROM RUSSIA

↑ 13% *(rouble)* ↓ 9% *(INR)*

Despite macroeconomic uncertainties, revenue registered **a growth of 13% in rouble** and a **decline of 9% in Indian Rupees** after the currency depreciation.

supplied generics to the US market. However, the Company's business maintained its growth momentum on the back of:

(i) Market share gains in some of the key molecules such as azacitadine, decitabine and atorvastatin. Of these, sales of the first two crossed US$ 100 million each.

(ii) 12 new launches, including major products like Valganciclovir and Sirolimus.

(iii) Consolidating/sustaining the market position of key injectables launched in FY2014. Our injectable franchise – comprising assets that have limited competition – continues to be a critical component, accounting for over a fourth of the total North America generics business.

Dr. Reddy's OTC portfolio is a significant component of the overall performance in the US. We are currently ranked 2nd in the store brand OTC space. This segment is poised for rapid growth in the coming years with increasing coverage and 'prescription' (Rx) to 'OTC' switches.

Our store brand OTC offerings got strengthened with the acquisition of Habitrol® brand – an OTC nicotine replacement therapy transdermal patch – from Novartis Consumer Health Inc. Based on a consent order from the US Federal Trade Commission on 26 November 2014, Dr. Reddy's has now formally acquired the title and rights of Habitrol® brand and the permission to market the product in the US. Thus, FY2015 includes revenues from Habitrol® for January-March 2015.

RUSSIA AND CIS

CY2014 saw a major slowdown in the volume growth of the Russian pharmaceutical market, on account of price controls and the slowdown of an economy that is heavily dependent on oil and gas export prices. According to the IMS, the market by volume grew by only 1%, one of the lowest in recent

CHART E: VALUE AND VOLUME GROWTH IN RUSSIA, CY2013 AND CY2014

SALES VALUE (RUB BN)


+13%
650
441
126
83
↑ 12%
↑ 22%
↑ 4%
732
492
154
87
2013
2014

SALES VOLUME (PACKS BN)


+1%
495
423
0.63
↓ -0.4%
↑ 14%
↓ -4%
502
422
0.72
2013
2014

■ RETAIL ■ HOSPITAL ■ REIMBURSEMENT

INDICATOR	RUB	US$	EURO	PACKS
Value 2014 (bn)	732	19.2	14.5	5
Growth 2014 (%)	↑ 13%	↓ -6%	↓ -6%	↑ 1%

INDIA GENERICS HIGHLIGHTS FY2015

₹ 17.87 bn

REVENUE ↑ 14%

IMS MAT MARCH 2015

DRL IPM

13.1% vs 12.1%

ROW GENERICS HIGHLIGHTS FY2015

₹ 13.06 bn

REVENUE ↑ 77%

11%

ROW CONTRIBUTION TO GLOBAL GENERICS SALES

years. Even so, in value terms, the growth for CY2014 was 13%, thanks to an impressive growth in the hospital sector and rising prices in the retail and OTC markets towards the end of 2014. **Chart E** gives the IMS estimates for CY2014.

In this context, our volumes grew by 5% in FY2015. In value terms, we grew at 13%, which was as fast as the Russian market as a whole. Our growth was driven by hospital sales and price increases in select permitted molecules. OTC continues to remain an important lever, clocking in at 36% of sales. Our focus is to continue strengthening our presence across all three channels – Rx , OTC and hospitals – through a stronger differentiated product portfolio with relevant in-house and in-licensed products.

INDIA

India generics business growth was driven by strong performance of the top brands within the portfolio, which contribute close to 50% of sales. More than two-thirds of the top brands grew faster than their respective markets – which was achieved through rigorous execution of marketing and sales excellence initiatives. Our super specialty and chronic category brands grew further due to a well calibrated sales force expansion.

A key driver of growth was the increased productivity from the 18 new products launched by the domestic business on account of the focus on first-to-market/differentiated products and superior launch planning efforts. Key launches included Resof™ (sofosbuvir for Hepatitis C), Melgain® (for the treatment of white patches on skin, or vitiligo), Deflux® (for the treatment of vesico-uretic reflux), Reclimet XR (a combination of gliclazide and metformin for Type-2 diabetes) and Acrofy™ (a moisturizer for acne).

Our top brand, Omez®, received the AWACS Marketing Excellence Award for robust performance despite facing sharp price reductions on account of omeprazole falling under the National List of Essential Medicines (NLEM) in India. Razo-D® achieved the coveted top-300 ranking among all the brands of the Indian pharmaceutical market.

The business also deepened its commitment to the medium-term growth drivers – OTC, institutions, and corporate hospitals – by augmenting teams dedicated for these channels. Additionally, go-to-market innovation efforts were driven through multiple technology-based patient-care services for super-specialty and chronic drugs. These services are aimed at improving access to medicines by providing hassle-free financial support, enhancing diagnosis through appropriate diagnostic subsidies and detection camps, and driving better patient outcomes through therapy adherence support.

REST OF THE WORLD (ROW)

For us, RoW includes markets like Venezuela and South Africa, in addition to Australia, New Zealand and Southeast Asia. Led by Venezuela, this business has shown impressive growth with consistent rise in volume and value uptake.

Venezuela has been the growth driver. We have stayed committed to the country despite its economic difficulties and have continued to ensure consistent supply of drugs to patients at affordable prices. Consequently, we have enjoyed a revenue CAGR of 52% between FY2011 and FY2015. In FY2015, sales in Venezuela increased by 187% to become Dr. Reddy's fourth largest market.

The supply of pharmaceuticals in this country is heavily dependent on imports, which has grown at a CAGR of almost 18% from 2008 to 2013. Even so, pharmacies face shortages of essential medicines. There is a significant growth potential. The country's pharmaceutical market was approximately US$ 10 billion in 2013 and is projected to reach US$ 22.2 billion by 2020 at a CAGR of 12%. The elderly population accounted for 6.3% of the total Venezuelan population in 2013, which is expected to rise to 7.8% in 2020. Chronic conditions associated with changes in lifestyle and increasing population are primary drivers for this market.

However, growth is dependent upon the resolution of concerns related to repatriation of foreign currency, drug pricing policy, currency devaluation and how the country treats pharmaceutical

PSAI BUSINESS HIGHLIGHTS FY2015

₹ 25.46 bn

REVENUE ↑ 6%
17% of Dr. Reddy's total revenues.

41%
REVENUE FROM EUROPE

MARGIN IMPROVEMENT
Despite relatively low top-line growth, PSAI showed **significant margin improvement** thanks to a **better product mix.**

77
DMFs FILED GLOBALLY
Including **12 in the US** and **16 in Europe**. Cumulatively, there were **735 DMF filings** as of 31 March 2015.

imports. Despite uncertainties, we continue to remain positive about our therapy focused first to market approach in this market.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

Our PSAI segment includes active pharmaceutical ingredients, intermediates and contract research services business.

The latest report from Transparency Market Research on active pharmaceutical ingredients (API) suggests that the segment, currently valued at approximately US$120 billion, is anticipated to grow at a CAGR of 7% to reach US$180 billion by 2020. There has also been an increase in the influence of API players from emerging economies, especially India and China, which is expected to continue going forward.

Although the life cycle of API emulates that of a commodity business, we expect our PSAI segment to show growth thanks to our investments in newer technologies and platforms of the future. We are also pursuing a partnership model to enable our customers to reach more markets faster and efficiently by leveraging our cost leadership and presence across the globe. We continue to be one of the significant API players in the industry, supporting internally as well as global customers such as Teva, Mylan, Sandoz, Actavis among others. Over one-third of our API sales in FY2015 were to the top five generics players in the world.

FINANCIALS

CONSOLIDATED FINANCIALS

Table 2 below gives the abridged IFRS consolidated financial performance of Dr. Reddy's for FY2015 compared to FY2014.

REVENUES

Revenues increased by 12% to ₹ 148,189 million in FY2015. Revenue growth was largely driven by our Global Generics segment's operations in the North America, Venezuela and India. Adverse exchange rates movement resulted in lower reported revenues because of the decrease in Indian rupee realization from sales in euro and Russian rouble.

GROSS PROFIT

Gross profit rose by 13% to ₹ 85,403 million in FY2015. This translates to a gross profit margin of 57.6% in FY2015 versus 57.4% in FY2014. The gross profit margin for Global Generics was 65.2%; and for the PSAI business, it was 22.4%.

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which the Company operates, gross profits from our Global Generics segment decreased due to impact of changes in our existing business mix (i.e., a fall in the share of sales of higher gross margin products and an increase in the share of relatively lower gross margin products). Factors that positively affected gross profit margins for the PSAI segment include an increase in

TABLE 2 CONSOLIDATED FINANCIAL PERFORMANCE ACCORDING TO IFRS

PARTICULARS	FY2015		FY2014		GROWTH %
	₹ MILLION	%	₹ MILLION	%	
Revenues	148,189	100%	132,170	100%	12%
Cost of revenues	62,786	42%	56,369	43%	11%
Gross profit	85,403	58%	75,801	57%	13%
Selling, general & administrative expenses	42,585	29%	38,783	29%	10%
Research and development expenses	17,449	12%	12,402	9%	41%
Other (income)/expense, net	(917)	(1%)	(1,416)	(1%)	(35%)
Results from operating activities	26,286	18%	26,032	20%	1%
Net finance income	1,682	1%	400	0%	321%
Share of profit of equity accounted investees, net of income tax	195	0%	174	0%	12%
Profit before income tax	28,163	19%	26,606	20%	6%
Income tax (expense)/benefit	(5,984)	(4%)	(5,094)	(4%)	17%
Profit for the period	22,179	15%	21,512	16%	3%
Diluted EPS (₹ per share)	129.75		126.04		3%

₹ 22,179 mn
Net Profit in FY2015
15%
PAT margin

sales of products with higher gross profit margins during the year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

SG&A expenses including amortization increased by 10% to ₹ 42,585 million in FY2015. The rise was primarily due to manpower expenses, sales and marketing costs and the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate. SG&A accounted for 28.7% of sales in FY2015, which was 60 basis points lower than the previous year.

R&D EXPENSES

R&D expenses increased by 41% to ₹ 17,449 million in FY2015, and accounted for 11.8% of sales, versus 9.4% in FY2014. This growth is in line with the Company's efforts to focus on the development of a specialized pipeline consisting of niche and differentiated products.

NET FINANCE INCOME

Net finance income was ₹ 1,682 million in FY2015 versus ₹ 400 million in FY2014.

INCOME TAX

For FY2015, income tax expense was ₹ 5,984 million, with an effective tax rate of 21.2% – versus ₹ 5,094 million in FY2014 and an effective tax rate of 19.1%.

NET PROFIT

Net profit increased by 3% to ₹ 22,179 million in FY2015. This represents a PAT margin of 15% of revenues versus 16.3% in FY2014.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities in FY2015 was ₹ 25,033 million. Investing activities amounting to ₹ 22,904 million includes net investment in property, plant, equipment and intangibles to build capacity and capabilities for future business growth. Cash outflow from financing activities was ₹ 4,118 million. **Table 3** gives the data on consolidated cash flows and **Table 4** on consolidated working capital.

DEBT-EQUITY

In FY2015, long term borrowings, including the current and non-current portion, decreased by ₹ 2,866 million. Short-term borrowing rose by ₹ 1,250 million. As on 31 March 2015, the

TABLE 3 CONSOLIDATED CASH FLOW UNDER IFRS (₹ MILLION)

PARTICULARS	FY2015	FY2014
Opening cash and cash equivalents	8,451	5,054
Cash flows from		
(a) Operating activities	25,033	19,463
(b) Investing activities	(22,904)	(16,620)
(c) Financing activities	(4,118)	(217)
Effect of exchange rate changes	(1,068)	771
Closing cash and cash equivalents	5,394	8,451

₹ 25,033 mn
Cash generated from operating activities in FY2015
↑ 29%
year-on-year growth

TABLE 4 CONSOLIDATED WORKING CAPITAL (₹ MILLION)

PARTICULARS	AS ON 31 MARCH 2015	AS ON 31 MARCH 2014	CHANGE
Accounts Receivable (A)	40,755	33,037	7,718
Inventories (B)	25,529	23,992	1,537
Trade Accounts Payable(C)	10,660	10,503	157
Working Capital (A+B-C)	55,624	46,526	9,097
Other Current Assets (D)	53,554	46,718	6,836
Total Current Assets (A+B+D)	119,838	103,747	16,091
Short and long term loans and borrowings, current portion (E)	28,819	24,002	4,817
Other Current Liabilities (F)	24,516	19,558	4,958
Total Current Liabilities (C+E+F)	63,995	54,063	9,932

Company's debt to equity position was at 0.39 compared to 0.49 last year. The net debt to equity position was at 0.03 versus 0.12 last year. **Table 5** gives the data.

IGAAP STANDALONE PROFIT AND LOSS

Table 6 gives the Company's IGAAP standalone profit and loss for FY2015 versus FY2014.

ENTERPRISE-WIDE RISK MANAGEMENT (ERM)

Dr. Reddy's ERM function operates with the following objectives:

- Proactively identify and highlight risks to the right stakeholders;
- Facilitate discussions around risk prioritization and mitigation;
- Provide a framework to assess risk capacity and appetite; develop systems to warn when the appetite is getting breached; and
- Provide an analysis of residual risk.

The Company's business units and functions are the primary source for risk identification. The ERM team also regularly monitors external trends on liabilities as well as risks reported by peers.

RISK IDENTIFICATION AND MITIGATION AT THE BUSINESS UNIT OR FUNCTION LEVEL

The ERM team focuses on identification of key business, operational and strategic risks, which is carried out through structured interviews, surveys, on-call discussions or incidents. The ERM team collaborates with the Compliance, SOX and Internal Audit teams on compliance, financial reporting and process aspects for identifying and mitigating risks, respectively. Mitigation is periodically reviewed, and the progress on key risks are discussed at the Company's management-level and Board-level Risk Committees.

RISK AGGREGATION, PRIORITIZATION AND MITIGATION AT THE ORGANIZATIONAL LEVEL

Risks are aggregated at the unit/function and organization level and categorized by risk groups. The Company's response framework categorizes them into

TABLE 5 | DEBT AND EQUITY POSITION

PARTICULARS	AS ON 31 MARCH 2015	AS ON 31 MARCH 2014	CHANGE
Total stockholders' equity	111,302	90,801	20,501
Long- term debt (current portion)	6,962	3,395	3,567
Long- term debt (non-current portion)	14,307	20,740	-6,433
Short term borrowings	21,857	20,607	1,250
Total debt	43,126	44,742	-1,616

TABLE 6 | DR. REDDY'S IGAAP STANDALONE FINANCIALS

PARTICULARS	FY2015	FY2014	CHANGE
Net sales/income from operations (Net of excise duty)	98,874	94,957	3,917
License fees and service Income	401	1,511	(1,110)
Other Income	3,063	2,327	736
Total Income	102,338	98,795	3,543
EXPENSES			
a) Cost of materials consumed	22,484	21,918	566
b) Purchase of stock-in-trade	5,261	4,690	571
c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(289)	(1,706)	1,417
d) Conversion Charges	924	785	139
e) Employee benefits expense	14,909	14,199	710
f) Other expenditure	32,910	29,777	3,133
g) Depreciation and amortization	4,902	3,805	1,097
h) Finance Costs	638	783	(145)
Profit before tax	20,599	24,544	(3,945)
Tax Expense	3,805	5,216	(1,411)
Profit for the year	16,794	19,328	(2,534)

(i) Preventable, (ii) Strategic and (iii) External risks. The Finance, Investment and Risk Management Council (or FIRM Council), is the Company's management committee that helps the ERM function to prioritize organization-wide risks, review and steer mitigation efforts in line with the Company's risk capacity and appetite. The FIRM council also oversees financial risk management and capital allocation decisions.

REVIEWING THE STATUS OF MITIGATION AND RESIDUAL RISKS

The Head of Dr. Reddy's ERM team provides periodic updates to the FIRM Council and the Risk Committee of the Board of Directors. These include: (i) quarterly updates on the progress of mitigation of key risks, and (ii) specific initiatives carried out on risks during the year.

During FY2015, the ERM team facilitated mitigation for certain geo-political and country risks, on forex and devaluation of currencies, on transfer risk and on people security. The team enhanced its key risk indicator tracking capabilities, developed a loss-data tracker and constructed a key learning's summary for the year.
On financial risk management, the team helped in developing a framework to enable making capital allocation decisions. It also assisted management in documentation and review of internal financial controls as required by the Companies Act, 2013.

HUMAN RESOURCES

Adjudged among the best employers in India, we at Dr. Reddy's periodically renew our HR strategy to better engage with people and drive productivity across our 19,800-plus employees worldwide. Currently, our HR Strategy is designed to place our People Managers at the heart of all our employee practices. In this, we have stepped up our investments in leadership development and talent management programs.

Our focus on leadership development and talent management was further strengthened this year. We continue to invest in our leadership development program which is built on the four tenets of 'Lead Self, Lead Others, Lead Change and Lead Business'. The participants are beginning to show significant shifts in their development journey and the organization is benefiting through unique breakthrough projects that have been undertaken. We received CNBC ASIA's India Talent Management Award this year as a recognition for our effective talent management practices.

Dr. Reddy's is an employer of choice for women. We lay special emphasis on helping our women colleagues grow professionally and personally as a part of our strategy to attract and retain the best talent in the industry. This year we made distinct progress in this area and rolled out our enabling policies and programs to help enhance gender diversity. Our focus on productivity also got an impetus as we benchmarked our productivity with industry and executed organizational design interventions that focused on delayering, reducing spans, sharply defining roles and agreeing on tighter manning norms. We also launched our new HR IT portal to help automate key HR processes.

OUTLOOK

The Company believes that its focus on profitable growth and targeting a leadership position in Global Generics and PSAI will create significant value in the near term.

In GG, improving depth through portfolio expansion, cost leadership, consistent delivery of limited competition products and supply chain excellence should lead us to leadership positions in key markets. In PSAI, the objective is to be the partner of choice by creating compelling value

19,800+
Employees worldwide.


We received CNBC ASIA's India Talent Management Award this year as a recognition for our effective talent management practices.

for customers through leveraging IP, technology and cost leadership. In Proprietary Products, the aim is to create a viable business by calibrating investments to produce a self-sustainable model.

The Company has a positive outlook for the next year. The largest increment of growth is expected to be contributed by the North America generics and Emerging Markets businesses.

In a dynamic environment, Dr. Reddy's base business model is exposed to volatility, both upwards and downwards. While the upsides create non-linear value for the organization, there is a conscious attempt to protect it against the downsides.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, as defined in the US Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.


The Company has a positive outlook for the next year. The largest increment of growth is expected to be contributed by the North America generics and Emerging Markets businesses.



Corporate Governance

Dr. Reddy's Laboratories Limited (Dr. Reddy's or the Company) believes that timely disclosures, transparent accounting policies and a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximizing long-term corporate value.

Given the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas
- Proactive flow of accurate information to the members of the Board and Board Committees to enable effective discharge of fiduciary duties
- Ethical business conduct by the Board, management and employees
- Well-developed systems and processes for internal controls across all operations, risk management and financial reporting
- Protect and facilitate the exercise of shareholders' rights
- Adequate, timely and accurate disclosure of all material, operational and financial information to the stakeholders

In India, the Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through Clause 49 of the Listing Agreement. Dr. Reddy's is in full compliance with Clause 49. It is also in compliance with the applicable corporate governance standards of the New York Stock Exchange (NYSE).

This chapter of the annual report together with information given under the chapters entitled *Management Discussion* and *Analysis and Additional Shareholders' Information* constitute the compliance report of the Company on corporate governance during FY2015.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2015, the Board of Dr. Reddy's had 10 Directors, comprising (i) two Executive Directors, including the Chairman, and (ii) eight Independent Directors, including a woman Director, as defined under the Companies Act, 2013, the SEBI's Clause 49 of the Listing Agreement and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Detailed profiles of the Directors have been put forth in this annual report.

The Directors have expertise in the fields of strategy, management, finance, operations, science, technology, human resource development and economics. The Board provides leadership, strategic guidance, objective and an independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

The Board continuously reviews the Company's governance, risk and compliance framework, business plans, and organization structure to align with the global standards and competitive benchmark.

Each Director informs the Company on an annual basis about the Board and Board Committee positions he/ she occupies in other companies including Chairmanships, and notifies any changes during the term of their directorship in the Company. In addition, the Independent Directors provide a confirmation to the effect that they meet the criteria of independence as defined under Indian laws. **Table 1** gives

Notes: FY2015 represents fiscal year 2014-15, from 1 April 2014 to 31 March 2015, and analogously for FY2014 and previously such labeled years.

the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

TERM OF BOARD MEMBERSHIP

The Board, on the recommendations of the Nomination, Governance and Compensation Committee, considers the appointment and re-appointment of Directors.

Section 149 of the Companies Act, 2013, provides that an Independent Director shall hold office for a term of up to five consecutive years on the Board of a Company and shall be eligible for re-appointment on passing of a special resolution by the shareholders of the Company. However, the Independent Directors shall not retire by rotation.

Accordingly, all the Independent Directors of the Company were appointed as Independent Directors under Section 149 of the Companies Act, 2013, for a term ranging from 1-5 years at the 30th Annual General Meeting. As a consequence, the term of Dr. J P Moreau ends at the forthcoming 31st Annual General Meeting.

Section 152 of the Companies Act, 2013, states that one-third of the Board members other than Independent Directors who are subject to retire by rotation, shall retire every year and shall be eligible for re-appointment, if approved, by the shareholders at their meeting. Accordingly, at the 30th Annual General Meeting, the Company has amended the terms of appointment of Mr. G V Prasad and Mr. Satish Reddy, making them liable to retire by rotation.

In view of the above, Mr. G V Prasad, Whole-time Director, retires by rotation at the forthcoming Annual General Meeting, and being eligible, seeks reappointment.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of a new member on the Board of Directors is the responsibility of the Nomination, Governance and Compensation Committee, consisting entirely of Independent Directors. Considering the existing composition of the Board and requirement of new domain expertise, if any, the Nomination, Governance and Compensation Committee reviews potential candidates. The assessment of members to the Board is based on a combination of criterion that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualification required for the position. The potential Board member is also assessed on the basis of independence criteria defined in Section 149(6) of the Companies Act, 2013 and Clause 49 of the Listing Agreement. The Committee then places the details of shortlisted candidate who meet these criteria to the Board for its consideration. If the Board approves, the person is appointed as an Additional Director, subject to the approval of shareholders in the Company's general meeting.

FAMILIARIZATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarize a new Independent Director with the Company, a kit containing informative documents about the Company like Annual

TABLE 1 COMPOSITION OF DR. REDDY'S BOARD AND OTHER DIRECTORSHIPS HELD AS ON 31 MARCH 2015

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS U/S. 165 OF THE COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIP[2]	CHAIRMANSHIP IN COMMITTEES[2]
				PUBLIC COMPANIES	PRIVATE COMPANIES			
Mr. Satish Reddy[3]	Chairman	Brother-in-law of Mr. G V Prasad	18 January 1993	10	7	27	2	-
Mr. G V Prasad[3]	Co-Chairman, Managing Director and CEO	Brother-in-law of Mr. Satish Reddy	8 April 1986	8	4	13	1	-
Dr. Omkar Goswami	Independent Director	None	30 October 2000	9	2	-	8	1
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	2	-	-	2	1
Mr. Anupam Puri	Independent Director	None	4 June 2002	4	-	1	2	-
Dr. J P Moreau	Independent Director	None	18 May 2007	1	-	2	-	-
Ms. Kalpana Morparia	Independent Director	None	5 June 2007	3	2	1	2	2
Dr. Bruce L A Carter	Independent Director	None	21 July 2008	2	-	4	1	-
Dr. Ashok S Ganguly	Independent Director	None	23 October 2009	2	2	-	-	-
Mr. Sridar Iyengar	Independent Director	None	22 August 2011	5	1	6	-	4

[1] Other Directorships are those, which are not covered under Section 165 of the Companies Act, 2013.

[2] Membership/Chairmanship in Audit and Stakeholders Relationship Committees of all public limited companies, whether listed or not, including Dr. Reddy's are considered. Membership/Chairmanship of foreign companies, private limited companies and companies under Section 8 of the Companies Act, 2013 have been excluded.

[3] Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board of Directors has re-designated Mr. Satish Reddy as the "Chairman" and Mr. G V Prasad as "Co-Chairman, Managing Director and CEO", both effective 13 May 2014.

[4] None of the Independent Directors serves as an Independent Director in more than seven listed companies.

Reports, Sustainability Reports, Investor Presentations, recent Press Releases, Memorandum and Articles of Association, etc. is handed over to him/her. A new Independent Director meets individually with each Board member and senior management personnel. Visits to various plant locations are also organized for the new Director to understand the Company's operations.

The Company believes that the Board be continuously empowered with the knowledge of latest developments in the Company's businesses, and the external environment affecting the Company and the industry as a whole. Apart from the periodic presentations on Company's business and performance updates, business strategy and risks involved, presentations are also made on topics covering the pharmaceutical industry and peer study on specialty pharma model. They also visit manufacturing and research locations of the Company. Updates on relevant statutory changes and judicial pronouncements around important industry related laws are regularly circulated to the Directors. Each director of the Company has complete access to any Company's information and freedom to interact with the senior management.

LETTER OF APPOINTMENT

The Independent Directors on the Board of the Company, upon appointment, are given a formal appointment letter *inter alia* containing the term of appointment, roles, function, duties & responsibilities, code of conduct, disclosures, confidentiality, etc. The terms and conditions of the appointment of Independent Directors are available on the Company's website www.drreddys.com/investors/popups/terms-condition-directors.html.

BOARD EVALUATION

The Board has carried out an annual evaluation of its own performance, as well as the working of its Committees. The Board worked with the Nomination, Governance and Compensation Committee to lay down the criteria for the performance evaluation. In order to ensure objectivity, an independent expert was engaged to manage the process. The contribution and impact of individual Directors were reviewed through a peer evaluation on parameters such as level of engagement and participation, flow of information, independence of judgment, conflicts resolution and their contribution in enhancing the Board's overall effectiveness. A 360 degrees feedback-cum-assessment of individual directors, the board as a whole and its committees was conducted. The feedback obtained from the interventions was discussed in detail and, where required, independent and collective action points for improvement put in place.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 2 gives details of shares held by the Directors as on 31 March 2015.

TABLE 2 SHARES HELD BY THE DIRECTORS AS ON 31 MARCH 2015

NAME	NO. OF SHARES/ADRs HELD
Mr. Satish Reddy[1]	1,205,832
Mr. G V Prasad[1]	1,365,840
Dr. Omkar Goswami	22,800
Mr. Ravi Bhoothalingam	22,800
Mr. Anupam Puri (ADRs)	21,300
Dr. J P Moreau	-
Ms. Kalpana Morparia	10,800
Dr. Bruce L A Carter (ADRs)	11,800
Dr. Ashok S Ganguly	4,800
Mr. Sridar Iyengar	-

[1] APS Trust owns 83.11% of Dr. Reddy's Holdings Limited, which in turn owns 39,729,284 shares of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. Satish Reddy, Ms. G. Anuradha, Ms. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings in advance to assist the Directors in scheduling their program. The schedule of meetings and their agenda are finalized in consultation with the Chairman and Directors of Dr. Reddy's. The agenda of the Board and Committee meetings are pre-circulated with appropriate presentations, detailed notes, supporting documents and executive summaries.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum gap of one hundred and twenty days between two Board meetings. Dr. Reddy's Board met four times during the financial year under review: on 13 May 2014, 30 July 2014, 29 October 2014 and 29 January 2015. Details of Directors and their attendance at Board meetings and Annual General Meeting are given in **Table 3**.

TABLE 3 DIRECTORS' ATTENDANCE AT DR. REDDY'S BOARD MEETINGS AND AGM HELD DURING FY2015

NAME	MEETINGS HELD IN DIRECTOR'S TENURE	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON 31 JULY 2014
Mr. Satish Reddy	4	4	Present
Mr. G V Prasad	4	4	Present
Dr. Omkar Goswami	4	3[1]	Present
Mr. Ravi Bhoothalingam	4	4	Present
Mr. Anupam Puri	4	3[1][2]	Present
Dr. J P Moreau	4	4	Present
Ms. Kalpana Morparia	4	4	Present
Dr. Bruce L A Carter	4	4	Present
Dr. Ashok S Ganguly	4	3[1]	Present
Mr. Sridar Iyengar	4	4	Present

[1] Were given leave of absence on request.

[2] Attended through tele-conference.

The Board and its Committee meetings at Dr. Reddy's typically comprise two-day sessions. In the course of these meetings, the business unit heads and key functional heads make presentations to the Board and its Committees. The Board is updated on the discussions at the Committee meetings and their recommendations through the Chairpersons of the respective Committees.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information *inter alia* to the Board and Board Committees, which are given either as part of the meetings or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets and other updates
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments
- Detailed presentations on the progress in Research and Development (R&D) and new drug discoveries
- Minutes of meetings of the Audit Committee and other Committees of the Board
- Information on recruitment and remuneration of key executives below the Board level including appointment or removal of Chief Financial Officer and the Company Secretary
- Significant regulatory matters concerning Indian or foreign regulatory authorities
- Issues which involve possible public or product liability claims of a substantial nature, if any
- Risk analysis of various products, markets and businesses
- Detailed analysis of potential acquisition targets or possible divestments
- Details of any joint venture or collaboration agreements
- Transactions that involve substantial payment towards, or impairment of, goodwill, brand equity or intellectual property
- Significant sale of investments, subsidiaries or assets which are not in the normal course of business
- Contracts in which Director(s) are interested
- Materially important show cause, demand, prosecution and penalty notices, if any
- Fatal or serious accidents or dangerous occurrences, if any
- Significant effluent or pollution problems, if any
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any
- Significant labor problems and their proposed solutions, if any
- Significant developments in the human resources and industrial relations fronts
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any
- Subsidiary companies' minutes, financial statements and significant transactions & investments
- Significant transactions and arrangements

POST MEETING FOLLOW-UP MECHANISM

The important decisions taken at the Board/Board Committees' meetings are communicated to the concerned departments/divisions promptly. An action taken/status report on the decisions of the previous meeting(s) is placed at the next meeting of the Board/Board Committees for information and further recommended action(s), if any.

MEETINGS OF INDEPENDENT DIRECTORS

During FY2015, the Independent Directors of Dr. Reddy's met four times in executive sessions without the presence of Executive Directors and other members of management. In addition to these four, the Company is ready to facilitate such sessions as and when required by the Independent Directors.

During these sessions, the Independent Directors periodically review the performance of senior management, Independent and non-Independent Directors, including the Chairman and the Board as a whole. They also assess the quality and adequacy of the information between the Company's management and the Board.

The Independent Directors also discuss the performance of the Company, agenda of meetings, strategy, risks, competition and succession planning for the Board and the senior management.

The Lead Independent Director, with or without other Independent Directors, provides structured feedback to the Board about the key elements that emerge out of these executive sessions.

ANNUAL BOARD RETREAT

During FY2015, the Annual Board Retreat was organized at Cambridge, UK on 18-20 August 2014. As a part of the retreat agenda, the Board conducted a strategy review of the Company's business segments, and also discussed various governance related matters. The Board also visited the Company's R&D facility at Leiden, Netherlands.

DIRECTOR'S REMUNERATION

The Company has a policy relating to the remuneration of Directors, Key Managerial Personnel (KMPs), Senior Management Personnel (SMPs) and other employees. The Remuneration Policy of the Company is enclosed as **Annexure A** to this chapter. The policy lays down remuneration principles and parameters to ensure that remuneration practices are competitive and reasonable, in line with corporate and individual performance.

The Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fee is payable to the Executive Directors. Except the commission payable, all other components of remuneration to the Executive Directors are fixed and in line with the Company's policies.

The remuneration for the Executive Directors, including the commission based on net profits of the Company, is recommended by the Nomination, Governance and Compensation Committee to the Board for consideration. The commission to be paid to the Executive Directors is decided by the Board every year, within the limits approved by the shareholders.

The Independent Directors are entitled to receive sitting fees and reimbursement of any expenses for attending meetings of the Board and its Committees, as well as commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review is in conformity with the applicable provisions of the erstwhile Companies Act, 1956, and the Companies Act, 2013, and duly considered and approved by the Board and the shareholders, in their respective meetings.

The remuneration paid or payable to the Directors for FY2015 is given in **Table 4.**

The criteria for making payments to the Executive Directors are:

- Salary, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees
- Commission on profits, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and shareholders of the Company subject to (i) the percentage of net profit calculated in line with Section 198 of the Companies Act, 2013 and (ii) approval of the shareholders
- Remuneration paid to the Executive Directors is determined keeping in view their KPIs and industry benchmarks

The criteria for making payments to the Independent Directors are:

- The shareholders of the Company have approved the payment of commission up to 0.50 percent of net profits, calculated in accordance with the provisions of the Companies Act, collectively to all the Independent Directors, for each of the financial years starting from FY2012 and ending with FY2016
- The Board decides the amount of commission payable to Independent Directors every year, within the overall limit of 0.50 percent of net profits and in line with the Company's performance. The compensation is also benchmarked with some top Indian companies
- Remuneration paid to Independent Directors is determined by keeping in view the industry benchmarks, and based on their memberships in various committees of the Board
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from FY2012 and ending with FY2016 to all the Directors (except Promoter Directors). Of this, up to 60,000 stock options can be granted in a single financial year to the Directors, as previously mentioned, under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Nomination, Governance and Compensation Committee/Board of Directors may think fit. The Company, in compliance with the provisions of Section 197 of the Companies Act, 2013 (effective 1 April, 2014) and revised Clause 49 of the Listing Agreement (effective 1 October, 2014), has not granted stock options to Independent Directors since FY2013.

INDEPENDENT DIRECTORS

The Independent Directors of the Company head the following governance and/or Board Committee functions:

- Mr. Anupam Puri: Governance, corporate strategy and Lead Independent Director
- Dr. Bruce L A Carter: Science, Technology and Operations Committee
- Dr. Ashok S Ganguly: Nomination, Governance and Compensation Committee
- Mr. Sridar Iyengar: Audit Committee, and all financial and audit matters that fall under the remit of the Committee
- Ms. Kalpana Morparia: Stakeholders Relationship Committee
- Dr. Omkar Goswami: Risk Management Committee, financial risk management, subsidiary finances and compliance with Section 404 of the US Sarbanes-Oxley Act, 2002
- Mr. Ravi Bhoothalingam: Corporate Social Responsibility Committee, Compliance and Ombudsperson for the whistle blower policy of the Company
- Dr. J P Moreau: Pharmaceutical regulatory compliance

RISK MANAGEMENT

The Company has in place an enterprise-wide risk management

TABLE 4 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2015 (₹ '000)

NAME	COMMISSION[1]	SALARIES	PERQUISITES[2]	TOTAL
Mr. Satish Reddy	85,000	6,300	5,300	96,600
Mr. G V Prasad	120,000	6,300	3,043	129,343
Dr. Omkar Goswami	9,368	-	-	9,368
Mr. Ravi Bhoothalingam	9,993	-	-	9,993
Mr. Anupam Puri	10,898	-	-	10,898
Dr. J P Moreau	9,743	-	-	9,743
Ms. Kalpana Morparia	10,305	-	-	10,305
Dr. Bruce L A Carter	10,055	-	-	10,055
Dr. Ashok S Ganguly	9,368	-	-	9,368
Mr. Sridar Iyengar	10,367	-	-	10,367

Notes: [1] Payment of commission is variable, and based on percentage of net profit calculated according to Section 198 of the Companies Act, 2013. The Board of Directors recommended for a fixed commission of ₹ 6,869,940 (US$ 110,000) per Independent Director; a specific fee of ₹ 1,249,080 (US$ 20,000) to the Chairperson of the Audit Committee; ₹ 936,810 (US$ 15,000) to the Chairperson of Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee, Risk Management Committee and Stakeholders Relationship Committee; ₹ 624,540 (US$ 10,000) to the other members of the Committees; ₹ 1,249,080 (US$ 20,000) to the Lead Independent Director; ₹ 312,270 (US$ 5,000) variable fee per meeting based on the attendance at the Board meeting to every Non-executive Director. Other than the above, a specific amount of ₹ 93,681 (US$ 1,500) per meeting was paid towards foreign travel to the Directors.

[2] Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

[3] Apart from receiving the above remuneration, the Non-executive Director do not have any pecuniary relationship or transaction with the Company.

(ERM) system. An independent Risk Management Committee of the Board oversees and reviews the risk management framework, assessment of risks, their management and minimization procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *'Management Discussion and Analysis'* in this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team under an identified Chief Compliance Officer for overseeing compliance activities, and a defined framework to review and monitor compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team including the CEO, the COO and the CFO. Presentations are scheduled in the quarterly Audit Committee and Risk Management Committee meetings regarding the status on compliance. These are also shared with all the Board members.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSPERSON PROCEDURE (VIGIL MECHANISM)

The Company has adopted a Code of Business Conduct and Ethics (the 'Code'), which applies to all its Directors and employees, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards. The Board and the senior management across the globe annually affirm compliance with the Code. A certificate of the Co-Chairman, Managing Director and CEO of the Company to this effect is enclosed as **Exhibit 1** to this chapter.

The Company has formulated an Ombudsperson procedure (Whistle-Blower or Vigil mechanism) under this Code to report concerns on, actual or suspected violations of the Code, which:

a) describes the Ombudsperson framework
b) takes into account procedures for investigation and communication of any report on any violation or suspected violation of the Code
c) accepts appeal against any decision; and
d) encourages the submission of complaint against any retaliation

The Code of Business Conduct and Ethics and Ombudsperson procedure (whistle blower policy) is available on the Company's website: www.drreddys.com.

An Independent Director is the Ombudsperson. The complaints and reports submitted to the Company and their resolution status are reported through the Ombudsperson to the Audit Committee and, where applicable, to the Board. During FY2015, no personnel has been denied access to the Audit Committee.

RELATED PARTY TRANSACTIONS

The Company has adequate procedures for purpose of identification and monitoring of related party transactions. All transactions entered into with related parties during the financial year were in the ordinary course of business and on arm's length pricing basis. There were no transactions with related parties during the financial year which were in conflict with the interest of the Company.

All related party transactions are periodically placed before the Audit Committee and the Board for review and approval, as appropriate. The details of related party transactions are discussed in page 140 of this annual report.

The Company has formulated a policy on materiality of related party transactions and dealing with related party transactions and it is available on the Company's website www.drreddys.com/investors/popups/policy-materiality-related-party-transactions.html.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the subsidiary companies. It also reviews the investments made by the subsidiary companies, statement of all significant transactions and arrangements entered into by the subsidiary companies and the status of compliances by the respective subsidiary companies, on a periodic basis.

The minutes of the Board meeting of the subsidiary companies are placed before the Board of the Company for its review.

The Company has formulated a policy for determining material subsidiaries and it is available on the Company's website www.drreddys.com/investors/popups/policy-determining-material-subsidiaries.html. None of the Indian subsidiaries of the Company comes under the purview of the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2015, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by the Government of India under the Companies (Accounts) Rules, 2014, prescribed under Section 133 of the Companies Act, 2013; guidelines issued by the Securities and Exchange Board of India; and other accounting principles generally accepted in India.

COMMITTEES OF THE BOARD

The Board Committees focus on specific areas and make informed decisions within the authority delegated. Each Committee is guided by its Charter, which defines the composition, scope and powers. The Committees also make specific recommendations to the Board on various matters whenever required. All observations, recommendations and decisions of the Committees are placed before the Board for information or for approval.

Dr. Reddy's has eight Board-level Committees, namely:

- Audit Committee
- Nomination, Governance and Compensation Committee
- Science, Technology and Operations Committee
- Risk Management Committee
- Stakeholders Relationship Committee
- Corporate Social Responsibility Committee
- Investment Committee
- Management Committee

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits.

The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process
- Review the quarterly and annual financial results before placing them to the Board along with related disclosures and filing requirements
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function
- Discuss with management, the Company's major policies with respect to risk assessment and risk management
- Hold discussions with statutory auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements
- Recommend the appointment and removal of external auditors and their remuneration
- Recommend the appointment of cost auditors
- Review the independence of auditors
- Ensure that adequate safeguards have been taken for legal compliance for both the Company and its other Indian as well as foreign subsidiaries
- Review the financial statements, in particular, investments made by all the subsidiary companies
- Review and approval of related party transactions
- Review the functioning of whistle blower mechanism
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002
- Scrutiny of inter-corporate loans and investments
- Valuation of undertakings or assets of the Company, wherever it is necessary
- Evaluation of internal financial controls
- Review the suspected fraud as committed against the Company

The Audit Committee entirely comprises of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, human resource development, strategy and management. Presently the Committee comprises Mr. Sridar Iyengar (Chairman), Mr. Ravi Bhoothalingam, Ms. Kalpana Morparia and Dr. Omkar Goswami.

The Audit Committee met five times during the year: on 2 April 2014, 12 May 2014, 30 July 2014, 28 October 2014, and 28 January 2015. It also met the key members of finance team and internal audit team along with the Chairman and the CFO to discuss matters relating to audit, assurance and accounting.

During the year, the Committee also met statutory auditors without the presence of the management. In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002, and subsidiary governance oversight.

The Company is in compliance with the provisions of the Clause 49 of the Listing Agreement, as amended, on the time gap between any two Audit Committee meetings. **Table 5** gives the composition and attendance record of the Audit Committee.

The Chairman, the CFO and the Chief Internal Auditor are permanent invitees to all the Audit Committee meetings. The statutory auditors of the Company are also present in the Audit Committee meetings during the year. The Company Secretary officiates as the Secretary of the Committee.

Audit Committee meetings are generally preceded by pre-Audit Committee conference calls with the Committee members, the CFO, the internal audit and compliance teams, the external auditors and other key finance personnel from the Company. These calls discuss major audit related matters and identify items that need further face-to-face discussion at the Audit Committee meetings.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. The permissible non-audit related services undertaken by the statutory auditors are also pre-approved by the Committee.

The report of the Audit Committee is enclosed as **Exhibit 2** to this chapter.

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

The Nomination, Governance and Compensation Committee entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness
- Formulate policies on remuneration of Directors, KMPs and other employees and on Board diversity
- Formulate criteria for evaluation of Independent Directors and the Board
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance practices
- Regularly examine ways to strengthen the Company's organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to the Executive Directors, KMPs and senior management of the Company

The head of Human Resources (HR) makes periodic presentations to the Committee on organization structure, talent management, leadership, performance appraisals, increments, performance bonus recommendations and other HR matters.

The Nomination, Governance and Compensation Committee met three times during the year: on 12 May 2014, 28 October 2014 and 28 January 2015.

The Co-Chairman, Managing Director and CEO is a permanent invitee to all Nomination, Governance and Compensation Committee meetings. The head of HR is the Secretary of the Committee.

Table 6 gives the composition and attendance record of the Nomination, Governance and Compensation Committee. The report of this Committee is enclosed as **Exhibit 3** to this chapter.

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

The Science, Technology and Operations Committee of the Board entirely comprises of Independent Directors. Its primary functions are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technological developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, and be assured that the Company makes well-informed choices in committing its resources
- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the organization in line with the Company's business strategy

The Co-Chairman, Managing Director and CEO is a permanent invitee to all Science, Technology and Operations Committee meetings. Officials heading IPDO, Proprietary Products and Biologics are secretaries of the Committee with regard to their respective business.

The Committee met four times during the year: on 12 May 2014, 30 July 2014, 28 October 2014 and 28 January 2015.

Table 7 gives the composition and attendance record of the Committee. The report of the Committee is enclosed as **Exhibit 4** to this chapter.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee of the Board entirely comprises of Independent Directors. Its primary functions are to:

- Discuss with senior management the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed
- Ensure that it is apprised of the more significant risks along with the action, management is taking and how it is ensuring effective ERM
- Review risk disclosure statements in any public documents or disclosures, where applicable

The Chairman is a permanent invitee to all Risk Management Committee meetings. The CFO acts as Secretary of the Committee. The Committee met thrice during the year: on 12 May 2014, 28 October 2014 and 28 January 2015.

Table 8 gives the composition and attendance record of the Committee. The report of the Committee is enclosed as **Exhibit 5** to this chapter.

STAKEHOLDERS RELATIONSHIP COMMITTEE

The Board of Directors in their meeting held on 13 May 2014 has changed the nomenclature of the 'Shareholders Grievance Committee' as the 'Stakeholders Relationship Committee', in terms of the provisions of Section 178 of the Companies Act, 2013 and the Clause 49 of the Listing Agreement.

The Stakeholders Relationship Committee is empowered to perform the functions of the Board relating to handling of security holders queries and grievances. It primarily focuses on:

- Investor complaints and their redressal
- Review of queries received from investors
- Review of work done by the share transfer agent
- Review of corporate actions related to security holders

The Stakeholders Relationship Committee consists of four Directors, including two Executive Directors. The Chairperson of the Committee is an Independent Director. The Committee met four times during the year: on 12 May 2014, 30 July 2014, 28 October 2014 and 28 January 2015. The report of the Committee is enclosed as **Exhibit 6** to this chapter.

Table 9 gives the composition and attendance record of the Committee.

The Company Secretary officiates as the Secretary of the Committee and is also designated as Compliance Officer in terms of the Listing Agreement with the Stock Exchanges. An analysis of investor queries and complaints received during the year and disposed is given in this annual report in the chapter on Additional Shareholders' Information.

TABLE 5 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Sridar Iyengar	Chairman	5	5
Mr. Ravi Bhoothalingam	Member	5	5
Ms. Kalpana Morparia	Member	5	5
Dr. Omkar Goswami	Member	5	4[1]

[1] *Was given leave of absence on request.*

TABLE 6 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Ashok S Ganguly*	Chairman	3	2[1]
Mr. Anupam Puri**	Member	3	2[1][2]
Mr. Ravi Bhoothalingam	Member	3	3
Ms. Kalpana Morparia	Member	3	3

[1] *Was given leave of absence on request.*

[2] *Attended through tele-conference.*

* *Dr. Ashok S Ganguly was appointed as Chairman effective 1 August 2014.*

** *Mr. Anupam Puri was Chairman up to 31 July 2014.*

CORPORATE SOCIAL RESPONSIBILITY (CSR) COMMITTEE

The Committee consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director. The CSR Committee is empowered to perform the functions of the Board relating to handling the social initiatives.

Its primary functions are to:

- Formulate, review and recommend to the Board, a CSR policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy
- Provide guidance on various CSR initiatives undertaken by the Company and monitoring their progress
- Monitor implementation and adherence to the CSR Policy of the Company from time to time

The CSR Committee formulated and recommended the CSR policy to the Board, during the year. The Committee met four times during the year: on 2 April 2014, 31 July 2014, 9 December 2014 and 28 January 2015. The report of the Committee is enclosed as **Exhibit 7** to this chapter.

Table 10 gives the composition and attendance record of the Committee.

The Head of Sustainability officiates as the Secretary of the Committee.

INVESTMENT COMMITTEE

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It approves loans to subsidiaries or other entities/persons up to an overall limit of ₹ 250 million; and borrowings from any person up to an overall limit of ₹ 250 million. It comprises of three Directors, including two Executive Directors. The Company Secretary officiates as the Secretary of the Committee.

The Committee met four times during the year: on 2 April 2014, 30 July 2014, 9 December 2014, 29 January 2015. All the members of the Committee participated in all the meetings.

MANAGEMENT COMMITTEE

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/non-government authorities. The Committee consists of three Directors including one Independent Director, with the Chairman being an Executive Director. The Committee met four times during the year: on 13 May 2014, 30 July 2014, 28 October 2014 and 29 January 2015. The Company Secretary officiates as the Secretary of the Committee.

TABLE 7	SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015		
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Bruce L A Carter*	Chairman	4	4
Dr. Ashok S Ganguly**	Member	4	3[1]
Mr. Anupam Puri	Member	4	3[1][2]
Dr. J P Moreau	Member	4	4

[1] *Was given leave of absence on request.*

[2] *Attended through tele-conference.*

* *Dr. Bruce L A Carter was appointed as Chairman effective 1 August 2014.*

** *Dr. Ashok S Ganguly was Chairman up to 31 July 2014.*

TABLE 8	RISK MANAGEMENT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015		
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Omkar Goswami*	Chairman	3	3
Dr. Bruce L A Carter**	Member	3	3
Dr. J P Moreau	Member	3	3
Mr. Sridar Iyengar	Member	3	3

* *Dr. Omkar Goswami was appointed as Chairman, effective 1 August 2014.*

** *Dr. Bruce L A Carter was Chairman up to 31 July 2014.*

MANAGEMENT

The management of Dr. Reddy's develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimizes risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of senior management members from the business and corporate functions. Page nos. 24-25 of this annual report gives details of the members of the Management Council.

The Council meets once in a quarter for two-days sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long term strategy, growth initiatives and priorities
- Overall Company performance, including those of various business units
- Decision on major corporate policies
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives
- Discussion on business alliances, proposals and organizational design

MANAGEMENT DISCUSSION AND ANALYSIS

This chapter of the annual report constitutes the Company's *Management Discussion and Analysis*.

MANAGEMENT DISCLOSURES

Senior management of the Company (Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with key managerial personnel are listed in the financial section of this annual report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has a policy prohibiting Insider Trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers and employees for trading in the securities of the Company. The policy and procedures are periodically communicated to the employees who are considered as insiders of the Company. Trading window closure/ blackouts/quiet periods, when the Directors and employees are not permitted to trade in the securities of the Company, are intimated to all Directors and employees, in advance, whenever required.

INTERNAL CONTROL SYSTEMS

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the management periodically review the findings and recommendations of the statutory and internal auditors and takes corrective actions whenever necessary.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding:

- Effectiveness and efficiency of operations
- Adequacy of safeguards for assets
- Reliability of financial controls
- Compliance with applicable laws and regulations

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that segregates responsibilities. Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit department prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Suggested improvements in processes are identified during reviews, and communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit department on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow-ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings, in addition to special meetings and teleconference calls.

CEO AND CFO CERTIFICATION

A certificate of the Co-Chairman, Managing Director and Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Clause 49 of the Listing Agreement is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND IFRS AUDITS

For FY2015, B S R & Co. LLP, Chartered Accountants, audited the financial statements prepared under the Indian GAAP. The Company had appointed KPMG as independent auditors for issuing opinion on the financial statements prepared under IFRS.

The independent statutory and IFRS auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are made in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings as well as through conference calls with members of the Audit Committee. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management.

AUDITORS' FEES

During FY2015, the Company paid ₹ 10.46 million to B S R & Co. LLP, Chartered Accountants, the statutory auditors as audit fees. The Company also paid ₹ 1.60 million to B S R & Co. LLP, Chartered Accountants as fees for non-audit services performed by them.

TABLE 9 STAKEHOLDERS RELATIONSHIP COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Ms. Kalpana Morparia*	Chairperson	2	2
Mr. Ravi Bhoothalingam**	Member	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

* *Ms. Kalpana Morparia was appointed on the Committee as member and Chairperson effective 1 August 2014.*

** *Mr. Ravi Bhoothalingam was Chairman up to 31 July 2014.*

TABLE 10 CORPORATE SOCIAL RESPONSIBILITY COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2015

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. Satish Reddy	Member	4	4
Mr. G V Prasad	Member	4	3(1)

(1) *Was given leave of absence on request.*

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **QUARTERLY AND ANNUAL RESULTS:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the corporate website: www.drreddys.com. The financial results are also communicated to the shareholders through their registered email addresses.

2. **NEWS RELEASES, PRESENTATIONS, ETC.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. It also conducts earning calls with analysts and investors. An analysis of the various means of dissemination of information during the year under review is produced in **Table 11.**

3. **WEBSITE:** The primary source of information regarding the operations of the Company is the corporate website: www.drreddys.com. All official news, releases and presentations made to institutional investors and analysts are posted here. It contains a separate dedicated Investors' section, where the information for shareholders are available. The webcast of the proceedings of the Annual General Meeting is also made available on the website. In addition, the Company maintains various portals such as www.customer2drl.com and www.vikreta2drl.com which have proved to be effective and widely appreciated tools for information dissemination.

4. **ANNUAL REPORT:** The Company's annual report containing, *inter alia,* the Boards' Report, Corporate Governance Report, Business Responsibility Report, Management's Discussion and Analysis (MD&A) Report, Audited Standalone and Consolidated Financial Statements, Auditors' Report and other important information is circulated to members and others so entitled. The annual report is also available on the website in a user-friendly and downloadable form.

5. **CHAIRMAN'S SPEECH:** Webcast of the speech is made available on the Company's website.

6. **REMINDER TO INVESTORS:** Reminders to encash the unclaimed dividend on shares or on account of debenture redemption/interest are sent to the relevant shareholders and debenture holders.

7. **COMPLIANCES WITH STOCK EXCHANGES:** The National Stock Exchange (NSE) and BSE Ltd. maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these online portals. In addition, such disclosures and communications are also sent to the NYSE.

8. **DESIGNATED EXCLUSIVE EMAIL-ID:** In terms of Clause 47(f) of the Listing Agreement, Dr. Reddy's has designated an email exclusively for investor service: shares@drreddys.com.

9. **REGISTER TO RECEIVE ELECTRONIC COMMUNICATIONS:** The Company has provided an option to the shareholders to register their email online through the Company's website to receive electronic communications. Shareholders who wish to receive electronic communications from Dr. Reddy's may register at www.drreddys.com/investors/shareholder-information.html.

TABLE 11 DETAILS OF COMMUNICATION MADE DURING FY2015

MEANS OF COMMUNICATION	FREQUENCY
Press releases statements	14
Earnings calls	4
Publication of results	4

ADDITIONAL INFORMATION IN TERMS OF CLAUSE 49-VIII-E OF THE LISTING AGREEMENT, ON DIRECTOR SEEKING RE-APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

MR. G V PRASAD

Mr. G V Prasad (aged 55 years) leads the core team at Dr. Reddy's that has contributed significantly to its transformation from a mid-sized domestic operation into a worldwide pharmaceutical conglomerate. He is the architect of Dr. Reddy's successful Global Generics and Active Pharmaceutical Ingredient (API) strategies, as well as our foray into Biosimilars and Differentiated Formulations.

Mr. Prasad joined our Board in 1986 and became Vice-Chairman & CEO in 2001, when Cheminor Drugs Ltd., the company of which he was then Managing Director, merged with Dr. Reddy's. Following the demise of Dr. K Anji Reddy, he was appointed as Chairman and CEO effective 30 March 2013 and has been subsequently re-designated as the Co-Chairman, Managing Director and CEO of the Company effective 13 May 2014.

He has a Bachelor degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in the United States of America.

He is also a Director on the Boards of: Green Park Hotels and Resorts Limited, Stamlo Hotels Limited, Dr. Reddy's Holdings Limited, Molecular Connections Private Limited, Vijaya Productions Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Research Foundation, Dr. Reddy's Institute of Life Sciences, Indian School of Business and our wholly owned subsidiaries, Aurigene Discovery Technologies Limited and Idea2Enterprises (India) Private Limited.

In addition to the Committees of the Board of Dr. Reddy's he also holds membership of two committees i.e.

Nomination & Remuneration Committee and Corporate Social Responsibility Committee of Aurigene Discovery Technologies Limited.

Mr. G V Prasad holds 1,365,840 equity shares in the Company.

Except Mr. G V Prasad and Mr. Satish Reddy, none of the other Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the proposal of Mr. Prasad's re-appointment (retiring by rotation) at the ensuing Annual General Meeting.

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual,
Dr. Reddy's which is a foreign private issuer as defined by SEC, must make its US investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is posted on the Company's website www.drreddys.com.

COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS UNDER CLAUSE 49

1. **THE BOARD:** The Chairman of Dr. Reddy's is an Executive Director and maintains the Chairman's office at the Company's expenses.

2. **SHAREHOLDERS RIGHTS:** The Company did not send half-yearly results to each household of the shareholders in FY2015. However, in addition to displaying its quarterly and half-yearly results on its website www.drreddys.com and publishing in widely circulated newspapers, the quarterly financial results are sent to the registered e-mail addresses of the shareholders.

3. **AUDIT QUALIFICATIONS:** The auditors have not qualified the financial statements of the Company.

4. **SEPARATE POST OF CHAIRMAN AND CEO:** Dr. Reddy's is having separate post of Chairman and CEO, Mr. Satish Reddy is the Chairman of the Company and Mr. G V Prasad is the Co-Chairman, Managing Director and CEO of the Company.

5. **REPORTING OF INTERNAL AUDIT:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Audit Committee meetings.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of this annual report.

ANNEXURE A

REMUNERATION POLICY

I. CONTEXT

The purpose of this Policy is to set over principles, parameters and Governance framework of the remuneration for Directors, KMPs, Senior Management Personnel and employees. This policy will assist the Board to fulfill its responsibility towards attracting, retaining and motivating the Directors, KMPs, Senior Management Personnel and employees through competitive and reasonable remuneration in line with the corporate and individual performance. This document outlines following policies/guidelines:

A. Performance Evaluation of Directors
B. Remuneration principles
C. Board Diversity

II. DEFINITIONS

"Board" means Board of Directors of the Company.

"Committee" means Nomination, Governance and Compensation Committee of the Company as constituted or reconstituted by the Board, from time to time.

"Company" means Dr. Reddy's Laboratories Limited.

"Director" means Directors of the Company.

"Employee" means any person, including officers who are in the permanent employment of the Company.

"Independent Director" As provided under Clause 49 of the Listing Agreement and/or under the Companies Act, 2013, 'Independent Director' shall mean a Non-Executive Director, other than a Nominee Director of the Company:

a) who, in the opinion of the Board, is a person of integrity and possesses relevant expertise and experience;

b) (i) who is or was not a promoter of the Company or its holding, subsidiary or associate company;
(ii) who is not related to promoters or directors in the Company, its holding, subsidiary or associate company;

c) apart from receiving Director's remuneration, has or had no pecuniary relationship with the Company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

d) none of whose relatives has or had pecuniary relationship or transaction with the Company, its holding, subsidiary or associate company, or their promoters, or directors, amounting to two per cent. or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

e) who, neither himself nor any of his relatives –
   i. holds or has held the position of a key managerial personnel or is or has been employee of the Company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed;
   ii. is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed, of a firm of auditors or company secretaries in practice or cost auditors of the Company or its holding, subsidiary or associate company; or any legal or a consulting firm that has or

had any transaction with the company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm;

iii. holds together with his relatives two per cent or more of the total voting power of the Company; or

iv. is a Chief Executive or Director, by whatever name called, of any non-profit organization that receives twenty five per cent or more of its receipts from the company, any of its promoters, directors or its holding, subsidiary or associate company or that holds two per cent or more of the total voting power of the Company;

v. is a material supplier, service provider or customer or a lessor or lessee of the Company;

f) who is not less than 21 years of age.

"Key Managerial Personnel" is as defined under the Companies Act, 2013 and means-

a) the Chief Executive Officer or the Managing Director or the Manager [having ultimate controls over affairs of the Company];
b) the Company Secretary;
c) the Whole-Time Director;
d) the Chief Financial Officer; and
e) such other officer as may be prescribed under the applicable statutory provisions/regulations from time to time.

"Senior Management" means personnel of the company who are members of its core management team excluding Board of Directors comprising all members of management one level below the executive directors, including the functional heads.

Unless the context otherwise requires, words and expressions used in this policy and not defined herein but defined in the Companies Act, 2013 as may be amended from time to time shall have the meaning respectively assigned to them therein.

III. APPLICABILITY

This policy is applicable to the following:

- Directors (Executive and Non-Executive)
- Key Managerial Personnel (KMPs)
- Senior Management Personnel
- Other Employees

IV. EVALUATION OF DIRECTORS

For the purpose of determining remuneration (based on profitability of the Company), the evaluation criteria of the Executive and Non-Executive Directors are as outlined below:

1) Executive Directors:

a) Financial metrics covering growth in Return on Capital Employed (RoCE) and Profitability.
b) Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organization, as may be agreed upon from time to time with the Company.

2) Non-Executive Directors:

a) Level of engagement, independence of judgment, etc., and their contribution in enhancing the Board's overall effectiveness.
b) The Non-Executive Directors remuneration shall be globally benchmarked with similar organizations.
c) Participation in the Committees (either as Chairperson or member) and the Board meetings.

V. REMUNERATION OF DIRECTORS, KMPs, SENIOR MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

The Committee shall recommend to the Board for their approval, any remuneration to be paid to the Executive Directors. The Committee will separately review and approve the remuneration to be paid to KMPs and Senior Management Personnel.

The level and composition of remuneration so determined by the Committee shall be reasonable and sufficient required to attract, retain and motivate Directors, KMPs and Senior Management in order to run the Company successfully. There shall be a clear linkage of remuneration to performance and health targets. The remuneration shall be a mix of fixed and variable pay/long-term pay reflecting short and long-term performance objectives appropriate to the working of the company and its strategic goals.

The key principles for each of the positions are outlined below:

1) Executive Directors – The Executive Directors shall be paid remuneration by way of monthly compensation and profit based commission. The total remuneration to be paid to the Executive Directors shall be within the limits prescribed under the provisions of the Companies Act, 2013 and rules made thereunder.

2) Non-Executive Directors – The Non-Executive Directors shall receive remuneration by way of sitting fees and reimbursement of expenses for attending meetings of Board or Committee thereof. In addition, the Non-Executive Independent Directors shall also be eligible to receive profit related commission, as may be approved by the shareholders of the Company. They shall not be entitled to any stock options.

   The Chairman of the Company shall propose remuneration to be paid to Non-Executive Directors. The proposal for the remuneration shall be benchmarked with global pharmaceutical companies and the contribution made and time dedicated by each Director.

3) KMPs and Senior Management Personnel – Dr. Reddy's recognizes that those chosen to lead the organization are vital to its ongoing success and growth. Thus, these executives should be offered competitive and reasonable compensation so that Dr. Reddy's can attract, retain and encourage critical talent to meet important organizational goals and strategies. The compensation will be the mix of fixed pay, variable pay, performance based incentive plans or stock options. The executive total compensation program will be flexible to differentiate pay to recognize an individual incumbents' critical skills, contributions, and future potential to impact the organization's success.

4) Other employees – The compensation program for employees is designed to help

drive performance culture and align employees for the creation of sustainable value through behaviors like execution excellence, innovation and leadership. In line with the organization principles of managing the long term and meritocracy, there are four principles of pay which have been enumerated – ability to pay, position-linked pay, person-specific pay and performance-linked pay. The Company may periodically review the compensation and benefits at all levels to ensure that the company remains competitive and is able to attract and retain desirable talent. The Committee may review the overall compensation approach for employees and on any changes done for the entire organization.

VI. BOARD DIVERSITY

Building a diverse and inclusive workplace is an integral part of Dr. Reddy's culture. These principles are also applied to the composition of our Board.

The Board of Directors shall have the optimum combination of Directors from different areas/fields of expertise and experience like Operations, Management, Quality Assurance, Finance, Sales and Marketing, Supply Chain, Research and Development, Human Resources etc., or as may be considered appropriate. The Board shall have at least one member who has accounting or related financial management expertise and at least three members who are financially literate.

At least one member of the Board should be a woman.

VII. CONFIDENTIALITY

The members of the Committee may not disclose, in particular, the information contained in the confidential reports they receive or the contents of confidential discussions. They shall also ensure that any employees appointed to support them likewise comply with this rule.

VIII. REVIEW

This policy will be reviewed at appropriate time, as decided by the Committee. The utility and interpretation of this policy will be at the sole discretion of the Committee.

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ('the Code') which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the Code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2014-15.

G V Prasad
Co-Chairman, Managing Director and Chief Executive Officer

Place Hyderabad
Date 12 May 2015

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors consists of four Directors. Each member is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During 2014-15, the Audit Committee met five times. It discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. B S R & Co. LLP, Chartered Accountants, the Company's independent auditors for Indian GAAP, and KPMG, the Company's independent auditors for IFRS financial statements, are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the Independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles and the IFRS in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company and in conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

In 2005-06, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007, which was applicable to foreign private issuers.

During the year, the Committee also reviewed the following:

a) Non-audited services being provided by the Statutory Auditors and concluded that such services were not in conflict with the independence of the Statutory Auditors
b) Structure of Internal Audit function and Chief Internal Auditor's remuneration
c) Related party transaction, as applicable

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

1. That the audited Standalone and Consolidated financial statements prepared as per Indian GAAP of Dr. Reddy's Laboratories Limited for the year ended 31 March 2015, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended 31 March 2015, be accepted by the Board and included in the Company's annual report on Form 20-F, to be filed with the US Securities and Exchange Commission.

In addition, the Committee has also recommended the following to the Board:

- Continuation of appointment of B S R & Co. LLP, Chartered Accountants as Statutory Independent auditors under Indian GAAP for the fiscal year ending 31 March 2016;
- Re-Appointment of KPMG, India as Statutory Independent auditors for IFRS for the fiscal year ending 31 March 2016; and
- Appointment of Secretarial auditor and Cost auditor.

Sridar Iyengar
Chairman, Audit Committee

Place Hyderabad
Date 11 May 2015

EXHIBIT 3

REPORT OF THE NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee of the Board of Directors consists of four Directors. Each member is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Periodically examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness and evaluation, including formulation of criteria for such evaluation
- Formulate policies on remuneration of Directors, KMPs and other employees and on Board diversity
- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, with a view to the Company is at the forefront of good corporate governance
- Examine major aspects of the Company's organizational health, and recommend changes as necessary
- Review and recommend the compensation and variable pay for Executive Directors to the Board
- Establish, in consultation with the management, the compensation program for the Company, and recommend it to the Board for approval

In that context:

- Establish annual Key Result Areas (KRAs) for the Executive Directors and oversee the evaluation of their achievement
- Review, discuss and provide guidance to the management, on the KRAs for members of the Management Council, KMPs and their remuneration
- Review the Company's ESOP Schemes and oversees administration of the ESOP Schemes

As on 31 March 2015, the Company had 683,804 outstanding stock options, which amounts to 0.40% of total equity capital. These stock options are held by 806 employees of the Company and its subsidiaries under Dr. Reddy's Employees Stock Options Scheme, 2002 and Dr. Reddy's Employees ADR Stock Options Scheme, 2007. The total stock options are exercisable at par value, i.e. ₹ 5.

During the year, the Committee formulated the policy on remuneration of directors, KMPs and other employees and Board diversity.

The Committee also devoted considerable time discussing the organization health, design, gender diversity and succession planning for critical positions within the Company. It also monitors the Company's system for hiring, developing and retaining talent.

The Nomination, Governance and Compensation Committee also recommends to the Board, changes in committee structure and membership and other steps that would improve the Board's effectiveness in overseeing the Company.

Dr. Ashok S Ganguly
Chairman, Nomination, Governance and Compensation Committee

Place Hyderabad
Date 11 May 2015

EXHIBIT 4

REPORT OF THE SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Science, Technology and Operations Committee of the Board of Directors consists of four Directors. Each member is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee primary responsibilities are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technology developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources

- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the organization in tune with its business strategy

The Committee met four times during the financial year. The Science, Technology and Operations Committee appraised the Board on key discussions and recommendations made at the Committee meetings.

Dr. Bruce L A Carter
Chairman, Science, Technology and Operations Committee

Place Hyderabad
Date 11 May 2015

EXHIBIT 5

REPORT OF THE RISK MANAGEMENT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board of Directors consists of four Directors. Each member is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its primary responsibilities are to:

- Discuss with senior management, the Company's Enterprise Level Risks and provide oversight as may be needed
- Ensure it is apprised of the most significant risks and emerging issues, along with the action the management is taking and how it is ensuring effective Enterprise Risk Management (ERM)
- Reviewing risk disclosure statements in any public documents or disclosures

The Committee met thrice during the financial year to review the status of mitigation of the key business and financial risks, risk management initiatives, evaluate residual risk thereof and recommend interventions from time to time.

The Risk Management Committee also appraised the Board on key discussions and recommendations made at the Committee meetings and shared information on enterprise wide risks.

Dr. Omkar Goswami
Chairman, Risk Management Committee

Place Hyderabad
Date 11 May 2015

EXHIBIT 6

REPORT OF THE STAKEHOLDERS RELATIONSHIP COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Stakeholders Relationship Committee of the Board of Directors consists of four Directors, out of them two members are Independent Directors as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its primary responsibilities are to :

- Review investor complaints and their redressal
- Review of queries received from investors
- Review of work done by the share transfer agent
- Review of corporate actions related to security holders

The Committee met four times during the financial year to review the status of investor grievance. The Committee also reviewed the functioning of the Company's Investor Relations function.

The Stakeholders Relationship Committee also appraised the Board on key discussions and recommendations made at the Committee meetings.

Kalpana Morparia
Chairperson, Stakeholders Relationship Committee

Place Hyderabad
Date 11 May 2015

EXHIBIT 7

REPORT OF THE CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Corporate Social Responsibility (CSR) Committee of the Board of Directors consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its primary responsibilities are to:

- Formulate, review and recommend to the Board a CSR Policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy
- Provide guidance on various CSR initiatives undertaken by the Company and to monitor their progress
- Monitor implementation and adherence to the CSR Policy of the Company from time to time

During the financial year, the Committee has formulated and recommended the CSR Policy to the Board. The Committee met four times during the financial year to review and monitor the projects undertaken under the CSR policy.

The Corporate Social Responsibility Committee also appraised the Board on key discussions and recommendations made at the Committee meetings and shared information on the overall CSR initiatives undertaken by the Company.

Ravi Bhoothalingam
Chairman, Corporate Social Responsibility Committee

Place Hyderabad
Date 27 April 2015

EXHIBIT 8

CEO AND CFO CERTIFICATE TO THE BOARD PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT OF THE SEBI

We, G V Prasad, Co-Chairman, Managing Director and Chief Executive Officer, and Saumen Chakraborty, President and Chief Financial Officer, to the best of our knowledge and belief, certify that:

A. We have reviewed the financial statements including cash flow statement (standalone and consolidated) for the financial year ended 31 March 2015 and that these statements:
   i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;
   ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's Code of Business Conduct and Ethics.

C. We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D. We have disclosed, wherever applicable, to the auditors and the Audit Committee:
   i. that there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data including any corrective actions;
   ii. that there are no material weaknesses in the internal controls over financial reporting;
   iii. that there are no significant changes in internal control over financial reporting during the year;
   iv. all significant changes in the accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements; and
   v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

G V Prasad
Co-Chairman, Managing Director
& Chief Executive Officer

Saumen Chakraborty
President & Chief Financial Officer

Place Hyderabad
Date 12 May 2015

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on 31 March 2015, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges in India and amendments thereof.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Supreet Sachdev
Partner
Membership No.: 205385

Place Hyderabad
Date 12 May 2015

Additional Shareholders' Information

FY2015 represents fiscal year 2014-15, from 1 April 2014 to 31 March 2015. Analogously for FY2014 and previously such labeled years.

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad 500 034
Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

COMPLIANCE OFFICER UNDER LISTING AGREEMENT

Sandeep Poddar
Company Secretary
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: spoddar@drreddys.com

ADR INVESTORS/INSTITUTIONAL INVESTORS/FINANCIAL ANALYSTS

Kedar Upadhye
Investor Relations
Tel: +91-40-6683 4297
Fax: +91-40-2373 1955
E-mail ID: kedaru@drreddys.com

MEDIA

Calvin Printer
Corporate Communications
Tel: +91-40-4900 2121
Fax: +91-40-4900 2999
E-mail ID: calvinprinter@drreddys.com

INDIAN RETAIL INVESTORS

Sandeep Poddar
Company Secretary
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

ANNUAL GENERAL MEETING

Date Friday, 31 July 2015
Time 9.30 AM
Venue Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034

Last date for receipt of proxy forms: Wednesday, 29 July 2015 before 9.30 AM.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of ₹ 20 per share on equity shares of ₹ 5 each. The dividend, if declared by the shareholders at the 31st Annual General Meeting scheduled to be held on 31 July 2015, will be paid on or after 7 August 2015.

BOOK CLOSURE DATE

The dates of book closure are from Tuesday, 14 July 2015 to Friday, 17 July 2015 (both days inclusive) for the purpose of payment of dividend.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is a unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised securities of the Company. The ISIN number of the equity shares of the Company is INE089A01023.

CUSIP NUMBER FOR ADRs

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization.

The Company's ADRs carry the CUSIP number **256135203.**

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs
J P Morgan Chase & Co.
P.O. Box 64504, St. Paul
MN 55164-0504
Tel: +1-651-453 2128

INDIAN CUSTODIAN OF ADRs
JP Morgan Chase Bank NA
India Sub-Custody, 6th Floor
Paradigm B Wing, Mindspace, Malad (West)
Mumbai 400 064, Maharashtra, India
Tel: +91-22-6649 2500
Fax: +91-22-6649 2509/2880 1117
E-mail ID: india.custody.client.service@jpmorgan.com

REGISTRAR FOR INDIAN SHARES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)
Bigshare Services Private Limited
306, Right Wing, 3rd Floor, Amrutha Ville
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082, Telangana, India
Tel: +91-40-2337 4967
Fax: +91-40-2337 0295
E-mail ID: bsshyd@bigshareonline.com

PERSONS HOLDING OVER 1% OF THE SHARES

Table 1 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2015.

EQUITY HISTORY OF THE COMPANY

Table 2 lists equity history of the Company since incorporation of the Company up to 31 March 2015.

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry equal voting rights.

FINANCIAL CALENDAR

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS IN FY2016	
For the quarter ending 30 June 2015	Last week of July 2015
For the quarter and half-year ending 30 September 2015	Last week of October 2015
For the quarter and nine months ending 31 December 2015	Second week of February 2016
For the year ending 31 March 2016	First fortnight of May 2016
AGM for the year ending 31 March 2016	Second fortnight of July 2016

LISTING ON STOCK EXCHANGES AND STOCK CODES

	EQUITY SHARES	ADRs
BSE Limited (BSE)	500124	-
National Stock Exchange of India Limited (NSE)	DRREDDY-EQ	-
New York Stock Exchange Inc. (NYSE)	-	RDY

Notes:
1. *Listing fees to the Indian Stock Exchanges for listing of equity shares have been paid for the FY2016.*
2. *Listing fees to the NYSE for listing of ADRs has been paid for the CY2015.*
3. *The Stock Code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.*

TABLE 1 PERSONS HOLDING 1 % OR MORE OF THE SHARES IN THE COMPANY AS ON 31 MARCH 2015[1]

S. NO.	NAME	NO. OF SHARES	%
1	Dr. Reddy's Holdings Limited	39,729,284	23.32
2	First State Investments Management (UK) Limited, First State Investments International Limited and their associates	14,389,390	8.45
3	Oppenheimer Developing Markets Fund	6,630,499	3.89
4	Blackrock Institutional Trust Company and their associates	5,247,187	3.08
5	Abu Dhabi Investment Authority	3,554,994	2.09
6	Europacific Growth Fund	2,864,619	1.68
7	Life Insurance Corporation of India and its associates	2,814,818	1.65
8	Franklin Templeton Investment Funds	2,712,381	1.59
9	Teluk Kemang Investments (Mauritius) Limited	2,332,731	1.37
10	Government of Singapore	2,169,659	1.27

[1] *Does not include ADR holding.*

TABLE 2 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION UP TO 31 MARCH 2015

DATE/FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED	CUMULATIVE
24 February 1984	Issue to Promoters	200		200
22 November 1984	Issue to Promoters	243,300		243,500
14 June 1986	Issue to Promoters	6,500		250,000
9 August 1986	Issue to Public	1,116,250		1,366,250
30 September 1988	Forfeiture of 100 shares		100	1,366,150
9 August 1989	Rights Issue	819,750		2,185,900
16 December 1991	Bonus Issue (1:2)	1,092,950		3,278,850
17 January 1993	Bonus Issue (1:1)	3,278,850		6,557,700
10 May 1994	Bonus Issue (2:1)	13,115,400		19,673,100
10 May 1994	Issue to Promoters	2,250,000		21,923,100
26 July 1994	GDR underlying Equity Shares	4,301,076		26,224,176
29 September 1995	SEFL Shareholders on merger	263,062		26,487,238
30 January 2001	CDL Shareholders on merger	5,142,942		31,630,180
30 January 2001	Cancellation of shares held in CDL		41,400	31,588,780
11 April 2001	ADR underlying Equity Shares	6,612,500		38,201,280
9 July 2001	GDR conversion into ADR			38,201,280
24 September 2001	ARL Shareholders on merger	56,694		38,257,974
25 October 2001	Sub division of equity shares*			76,515,948
30 January 2004	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
2005-06	Allotment pursuant to exercise of Stock Options	175,621		76,694,570
11 May 2006	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1 July 2006	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16 August 2006	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30 August 2006	Bonus Issue (1:1)	76,757,802		153,515,604
22 November 2006	ADR underlying Equity Shares	12,500,000		166,015,604
29 November 2006	ADR underlying Equity Shares (Green Shoe option)	1,800,000		167,815,604
19 December 2006	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16 February 2007	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20 March 2007	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
2007-08	Allotment pursuant to exercise of Stock Options	260,566		168,172,746
2008-09	Allotment pursuant to exercise of Stock Options	223,605		168,468,777
	Allotment pursuant to exercise of ADR Stock Options	72,426		
2009-10	Allotment pursuant to exercise of Stock Options	302,451		168,845,385
	Allotment pursuant to exercise of ADR Stock Options	74,157		
2010-11	Allotment pursuant to exercise of Stock Options	363,296		169,252,732
	Allotment pursuant to exercise of ADR Stock Options	44,051		
2011-12	Allotment pursuant to exercise of Stock Options	264,683		169,560,346
	Allotment pursuant to exercise of ADR Stock Options	42,931		
2012-13	Allotment pursuant to exercise of Stock Options	228,583		169,836,475
	Allotment pursuant to exercise of ADR Stock Options	47,546		
2013-14	Allotment pursuant to exercise of Stock Options	241,140		170,108,868
	Allotment pursuant to exercise of ADR Stock Options	31,253		
2014-15	Allotment pursuant to exercise of Stock Options	237,912		170,381,174
	Allotment pursuant to exercise of ADR Stock Options	34,394		

**Sub-division of one equity share of ₹ 10 face value into two equity shares of ₹ 5 face value.*

SEFL – Standard Equity Fund Limited, CDL – Cheminor Drugs Limited, ARL – American Remedies Limited.

CHART 1: MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND CNX NIFTY INDEX


150
140
130
120
110
100
90
80
DR. REDDY'S SHARE PRICE
S&P CNX NIFTY
APR 14
MAY 14
JUN 14
JUL 14
AUG 14
SEP 14
OCT 14
NOV 14
DEC 14
JAN 15
FEB 15
MAR 15

Notes: 1. All values are indexed to 100 as on 1 April 2014.

2. S&P CNX Nifty is a well diversified 50 stock index accounting for 23 sectors of the Indian economy. It is owned and managed by India Index Services and Products Ltd. (IISL), India's first specialized company focused upon the index as a core product.

CHART 2: MOVEMENT OF ADR PRICES AND S&P ADR INDEX


140
130
120
110
100
90
80
70
DR. REDDY'S ADR PRICE
S&P ADR INDEX
APR 14
MAY 14
JUN 14
JUL 14
AUG 14
SEP 14
OCT 14
NOV 14
DEC 14
JAN 15
FEB 15
MAR 15

Notes: 1. All values are indexed to 100 as on 1 April 2014.

2. The S&P ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com.

CHART 3: PREMIUM ON ADR TRADED ON NYSE VERSUS PRICE QUOTED AT NSE


6
4
2
0
-2
-4
-6
APR 14
MAY 14
JUN 14
JUL 14
AUG 14
SEP 14
OCT 14
NOV 14
DEC 14
JAN 15
FEB 15
MAR 15

Notes: Premium has been calculated on a daily basis using RBI reference exchange rate.

STOCK DATA

Table 3 gives the monthly high/low and the total number of shares/ADRs traded per month on the BSE, NSE and the NYSE during FY2015.

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis CNX Nifty during FY2015.

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR Index during FY2015.

Chart 3 gives premium in percent on ADR traded on NYSE compared to price quoted at NSE during FY2015.

SHAREHOLDING PATTERN AS ON 31 MARCH 2015

Tables 4 and 5 gives the data on shareholding classified on the basis of ownership and shareholders' class, respectively.

DIVIDEND HISTORY

Chart 4 on page 76 shows the dividend history of the Company from the FY2005 to FY2015.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so desire, send their nominations in Form SH-13 or cancel/vary the nomination already made, in Form SH-14 of the Companies (Share Capital and Debentures) Rules, 2015, as amended, to the Registrar and Transfer Agent of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Ltd. (SEFL), Cheminor Drugs Ltd. (CDL), American Remedies Ltd. (ARL) merged with Dr. Reddy's Laboratories Ltd. in the years 1995, 2000 and 2001 respectively. Also, during the year 2001, the Company sub-divided the face value of its equity shares from ₹ 10/- to ₹ 5/-. Hence, the share certificates of the above three companies and old share certificates of ₹ 10/- face value are no longer valid.

TABLE 3 HIGH, LOW AND NUMBER OF SHARES TRADED PER MONTH ON BSE, NSE AND NYSE DURING FY2015

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADRs[1]
April 2014	2,783.00	2,522.00	515,892	2,781.75	2,520.05	7,367,523	45.32	41.95	6,582,183
May 2014	2,753.00	2,250.00	1,117,007	2,755.00	2,246.50	15,198,317	46.24	38.23	9,833,008
June 2014	2,623.00	2,293.00	642,837	2,630.20	2,291.15	9,302,102	43.34	39.01	7,148,539
July 2014	2,852.00	2,598.10	578,826	2,849.95	2,599.65	7,465,526	47.01	43.03	6,013,330
August 2014	2,969.00	2,711.90	330,630	2,975.00	2,711.10	6,288,749	49.22	44.04	4,608,411
September 2014	3,353.85	2,942.20	396,840	3,356.50	2,941.20	6,938,968	53.67	48.48	5,258,383
October 2014	3,280.00	2,883.40	427,651	3,277.00	2,867.00	5,939,013	52.79	45.67	5,621,862
November 2014	3,635.00	3,172.75	324,766	3,639.00	3,168.70	5,346,124	58.85	51.92	3,678,414
December 2014	3,662.00	3,060.00	496,000	3,666.25	3,057.00	13,033,959	59.02	48.34	6,879,673
January 2015	3,400.00	3,013.55	753,968	3,389.75	3,010.00	8,421,771	54.65	47.52	6,576,376
February 2015	3,431.00	3,010.00	432,889	3,424.95	3,007.00	6,140,459	54.60	49.01	6,530,176
March 2015	3,570.00	3,308.00	335,451	3,575.00	3,300.15	6,349,966	58.25	53.14	7,073,687

[1] *One ADR is equal to one equity share.*

TABLE 4 DISTRIBUTION OF SHAREHOLDINGS ON THE BASIS OF OWNERSHIP

	AS ON 31 MARCH 2015		AS ON 31 MARCH 2014		% CHANGE
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	
Promoters' Holding					
- Individuals	3,688,528	2.16	3,688,528	2.17	(0.01)
- Companies	39,729,284	23.32	39,729,284	23.35	(0.03)
Sub-Total	**43,417,812**	**25.48**	**43,417,812**	**25.52**	**(0.04)[1]**
Indian Financial Institutions	3,093,029	1.82	2,278,743	1.34	0.48
Banks	163,268	0.10	102,681	0.06	0.04
Mutual Funds/UTI	6,010,819	3.52	8,320,359	4.89	(1.37)
Foreign holdings					
- Foreign Institutional Investors	66,211,413	38.86	58,353,621	34.30	4.56
- Non Resident Indians	2,160,946	1.27	2,276,099	1.34	(0.07)
- ADRs/Foreign Nationals	28,779,741	16.89	30,648,384	18.02	(1.13)
Sub total	**106,419,216**	**62.46**	**101,979,887**	**59.95**	**2.51**
Indian Public and Corporates	20,544,146	12.06	24,711,169	14.53	(2.47)
Total	170,381,174	100.00	170,108,868	100.00	0.00

[1] *Change in percentage due to further ESOP allotment.*

TABLE 5 DISTRIBUTION OF SHAREHOLDING ACCORDING TO SHAREHOLDERS' CLASS AS ON 31 MARCH 2015

SHARES HELD	NO. OF SHAREHOLDERS	% OF SHAREHOLDERS	NO. OF SHARES HELD	% OF SHAREHOLDING
1 - 5,000	73,520	98.49	10,656,056	6.25
5,001 - 10,000	470	0.63	3,264,902	1.92
10,001 - 20,000	254	0.34	3,592,728	2.11
20,001 - 30,000	85	0.11	2,080,645	1.22
30,001 - 40,000	49	0.06	1,730,945	1.01
40,001 - 50,000	21	0.03	948,272	0.56
50,001 - 100,000	86	0.12	5,879,449	3.45
100,001 and above	162	0.22	113,454,320	66.59
Total (Excluding ADRs)	**74,647**	**100.00**	**141,607,317**	**83.11**
Equity shares underlying ADRs[1]	1	0.00	28,773,857	16.89
Total	74,648	100.00	170,381,174	100.00

[1] *Held by beneficial owners outside India.*

CHART 4: DIVIDEND HISTORY FY2005-2015


%
2015
Proposed
400
2014
360
2013
300
2012
275
2011
225
2010
225
2009
125
2008
75
2007
75
2006
100
2005
100

CHART 5: BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON 31 MARCH 2015 AND 31 MARCH 2014


%
2015
2014
ELECTRONIC - NSDL
97.64
97.38
ELECTRONIC - CDSL
1.08
1.22
PHYSICAL
1.28
1.40

The shareholders holding the share certificates of the above three companies or of ₹ 10/- face value, are requested to submit their those share certificates either to the Company or to Registrar and Transfer Agent, Bigshare Services Private Limited. On receipt of these share certificate(s), the new share certificate would be mailed to the shareholders.

SHARE TRANSFER SYSTEM

All queries and requests relating to share transfers/transmissions may be addressed to our Registrar and Transfer Agent:

BIGSHARE SERVICES PRIVATE LIMITED
306, Right Wing, 3rd Floor, Amrutha Ville
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082, Telangana, India
Tel: +91-40-2337 4967
Fax: +91-40-2337 0295
E-mail ID: bsshyd@bigshareonline.com

To expedite the process of share transfers, the Company Secretary has been delegated with the power to attend to the share transfer formalities at regular intervals.

Pursuant to the provisions of Section 46 of the Companies Act, 2013 read with Rule 6 (a) of the Companies (Share Capital & Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. However, the Ministry of Corporate Affairs vide its General Circular no. 19/2014, dated 12 June 2014, has clarified that the powers of the Board with regard to issue of duplicate share certificates can be exercised by a Committee of Directors. Therefore, the Board of Directors, at its meeting held on 12 May 2015, delegated the power to issue duplicate share certificates, to the Stakeholders Relationship Committee.

The Company periodically reviews the operations of its Registrar and Transfer Agent. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 6.**

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialization segment for all investors with effect from 15 February 1999. To facilitate easy access of the dematerialized system to the investors, the Company has signed up with both the depositories – namely the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL) – and has established connectivity with the depositories through its Registrar and Transfer Agent, Bigshare Services Private Limited.

During the year, towards shareholder services, the Company tied up with a depository participant, to facilitate opening of demat account by the Company's shareholder at no charges till 31 March 2016.

Chart 5 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2015 as compared with that as on 31 March 2014. Dematerialization of shares is done through Bigshare Services Private Limited and on an average the dematerialization process is completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of FY2015, a qualified practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital with NSDL and CDSL, total issued and listed share capital. The reports confirm that the total issued/paid up share capital is in agreement with the total number of shares in physical form and dematerialized form held with NSDL and CDSL.

In addition to the above and pursuant to Section 204 of the Companies Act, 2013 and corresponding Rule 9 of the Companies (Appointment and Remuneration Personnel) Rules, 2014, a Secretarial Audit for FY2015 was carried out by Dr. K R Chandratre, practicing Company Secretary, having more than 28 years of experience. The Secretarial Audit report forms a part of this annual report.

TABLE 6	SHARES TRANSFERRED/TRANSMITTED IN PHYSICAL FORM	
	FY2015	FY2014
Number of transfers/transmissions	83	107
Number of shares	35,520	62,776

TABLE 7 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2015

S. NO.	NATURE OF LETTERS	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	-	110	110	-
2	Revalidation and issue of duplicate dividend warrants	226	2,519	2,570	175
3	Sub-division of shares (Exchange)	14	124	136	2
4	Share transfers	2	106	108	-
5	Transmission of shares	3	11	13	1
6	Split/Consolidation of shares	-	3	3	-
7	Stop transfers	-	26	26	-
8	Power of attorney registration	-	4	4	-
9	Change of bank mandate	4	88	92	-
10	Correction of name	-	13	13	-
11	Dematerialization of Shares	9	504	513	-
12	Rematerialization of Shares	-	2	2	-
13	Issue of duplicate share certificates of Dr. Reddy's	6	23	24	5
14	Issue of duplicate share certificates of ARL/SEFL/CDL	-	8	8	-
15	Letters & emails received from Shareholders	7	1,535	1,535	7
16	Complaints received from Stock Exchanges/SEBI etc.	-	11	11	-

[1] *The Company has since resolved all the shareholders' queries which were pending as on 31 March 2015.*
The above table does not include those shareholders' disputes, which are pending in various courts.

TABLE 8 LAST THREE ANNUAL GENERAL MEETINGS

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2011-12	20 July 2012 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	Extension of term of Dr. Reddy's Employees Stock Option Scheme, 2002
2012-13	31 July 2013 at 10.30 A.M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	No Special Resolution passed
2013-14	31 July 2014 at 9.30 A. M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	Approval of Material Related Party Contracts/Arrangements/Transactions with Dr. Reddy's Laboratories Inc., USA, a wholly-owned subsidiary of the Company

TABLE 9 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES/INTEREST AND REDEMPTION AMOUNT ON DEBENTURES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/PAYMENT	AMOUNT OUTSTANDING AS ON 31 MARCH 2015	DUE FOR TRANSFER ON
2007-08	Final Dividend	22 July 2008	1,895,947.50	28 August 2015
2008-09	Final Dividend	22 July 2009	2,991,819.25	21 August 2016
2009-10	Final Dividend	23 July 2010	5,026,016.25	27 August 2017
2010-11	Final Dividend	21 July 2011	5,292,270.00	27 August 2018
2011-12	1st Year Debenture Interest	24 March 2012	1,763,073.54	23 March 2019
2011-12	Final Dividend	20 July 2012	6,574,941.25	26 August 2019
2012-13	2nd Year Debenture Interest	23 March 2013	1,842,319.89	22 March 2020
2012-13	Final Dividend	31 July 2013	7,494,945.00	30 August 2020
2013-14	Debenture Redemption and 3rd & Final year Interest	24 March 2014	14,735,240.99	23 March 2021
2013-14	Final Dividend	31 July 2014	9,354,240.00	30 August 2021

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2015, there were approximately 65 registered holders and 12,415 beneficial shareholders of ADRs evidencing 28,773,857 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2015

Table 7 gives details of types of shareholder queries received and replied to during FY2015. Pending queries and requests were either received during the last week of March 2015, or were pending due to non-receipt of information/documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the details of date, time, location and business transacted through special resolution at last three Annual General Meetings. There is no proposal to conduct postal ballot for any matter in ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are five pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS/ INTEREST

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the FY2007 have been transferred to the general revenue account of the Central Government/Investor Education and Protection Fund.

The dividends and interest on debentures for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. The Bonus Debentures, issued by the Company in 2011, matured on 24 March 2014. They were redeemed for cash at face value of ₹ 5 each along with third and final year's interest. Shareholders/Debenture holders who have not claimed these dividends/interest/redemption amount are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund.

Shareholders/Debenture holders who have not encashed their dividend/ interest warrants nor claimed the redemption amount on matured debentures as specified in **Table 9** are requested to immediately approach M/s. Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrant(s)/demand draft(s) in lieu of the original warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half-yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of shareholders and the public at large. Apart from the above, the Company also regularly provides relevant information to stock exchanges as per the requirements of Listing Agreements.

INFORMATION ON DIRECTOR PROPOSED FOR RE-APPOINTMENT

The information is given in the Chapter on Corporate Governance.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends, etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Companies Act, 2013 and the Companies (Management and Administration) Rules, 2014, an Extraordinary General Meeting of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least clear twenty one days prior to the proposed date of such extraordinary general meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and shall be sent to the Registered Office of the Company.

Members entitled to make requisition for an Extraordinary General Meeting with regard to any matter, shall be those who hold not less than one-tenth of such of the paid up share capital of the Company as on the date of the requisition, carries the right of voting.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Companies Act, 2013, any person, or some member intending to propose such person for appointment as a director of the Company, shall deposit a signed notice signifying candidature to the office of a Director, along with a deposit of ₹ 1,00,000 (Rupees One Lakh) at the registered office of the Company, not less than fourteen days before the shareholders' meeting. This amount shall be refunded to such person or the member, if the person proposed gets elected as a director or gets more than 25% of votes.

All nominations are considered by the Nomination, Governance and Compensation Committee of the Board of Directors of the Company which entirely comprises of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company: www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, Sandeep Poddar, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this certificate, the Company has:

a. Complied with the provisions of the Listing Agreements with the Stock Exchanges, applicable rules and regulations framed by the Securities and Exchange Board of India and the Companies Act, 1956, as applicable, including Companies Act, 2013 effective as on date, and applicable to the Company
b. Complied with the provisions prescribed for Directors' Identification Number under the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended
c. Maintained all books of account and statutory registers prescribed under the Companies Act, 2013
d. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/ or authorities as required under the Companies Act, 2013
e. Conducted the Board meetings and Annual General Meeting as per the Companies Act, 2013 and the minutes thereof were properly recorded in the minutes books
f. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities
g. Not exceeded the borrowing or investment limits
h. Paid dividend to the shareholders, transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit and has also complied with the provisions of the Investor Education and Protection Fund (Uploading of information regarding Unpaid and Unclaimed amounts lying with Companies) Rules, 2012

The certificate is given by the undersigned according to the best of his knowledge and belief and based on the available information and records, knowing fully that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

Place Hyderabad
Date 12 May 2015

Sandeep Poddar
Company Secretary

FACILITY LOCATIONS IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API HYDERABAD PLANT 1
Plot No. 137 & 138
IDA Bollaram, Jinnaram Mandal
Medak District, Telangana
Pin: 502 325

API HYDERABAD PLANT 2
Plot No. 75B, 105, 110 & 111
IDA Bollaram, Jinnaram Mandal
Medak District, Telangana
Pin: 502 325

API HYDERABAD PLANT 3
Plot No. 116, 116A & 126C & SY No. 157
IDA Bollaram, Jinnaram Mandal
Medak District, Telangana
Pin: 502 325

API HYDERABAD PLANT 4
Plot No. 9/A, 9/B, 22A, 22B & 22C
Phase – III, IDA Jeedimetla
Ranga Reddy District, Telangana
Pin: 500 055

API NALGONDA PLANT
Peddadevulapally
Tripuraram Mandal
Nalgonda District, Telangana
Pin: 508 207

API SRIKAKULAM PLANT
IDA Pydibheemavaram
Ranastalam Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

API SRIKAKULAM PLANT (SEZ)
Sector No. 28 & 34
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FORMULATIONS HYDERABAD PLANT 1
Plot No. 146
IDA Bollaram, Jinnaram Mandal
Medak District, Telangana
Pin: 502 320

FORMULATIONS HYDERABAD PLANT 2
S Y No. 42, 45, 46 & 54
Bachupally, Qutubullapur Mandal
Ranga Reddy District, Telangana
Pin: 500 123

FORMULATIONS HYDERABAD PLANT 3
S Y No. 41
Bachupally, Qutubullapur Mandal
Ranga Reddy District, Telangana
Pin: 500 123

FORMULATIONS YANAM PLANT
Ward-F, Block-4, Adavipalem
Yanam, Pondicherry
Pin: 533 464

FORMULATIONS BADDI PLANT 1
Khol, Nalagarh
Solan District, Nalagarh Road
Baddi, Himachal Pradesh
Pin: 173 205

FORMULATIONS BADDI PLANT 2
Village Mauja Thana
Nalagarh Baddi Road, Baddi
Solan District, Himachal Pradesh
Pin: 173 205

FORMULATIONS VIZAG SEZ PLANT 1
Plot No. P1-P9, Phase III
Duvvada, VSEZ, Visakapatanam
Andhra Pradesh
Pin: 530 046

FORMULATIONS VIZAG SEZ PLANT 2
Plot No. Q1 to Q5, Phase III
Duvvada, VSEZ, Visakhapatnam
Andhra Pradesh
Pin: 530 046

FORMULATIONS SRIKAKULAM PLANT (SEZ)
Sector No. 9-13 & 17-20
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

FORMULATIONS SRIKAKULAM PLANT (SEZ) Unit II
Sector No. 9-13 & 17-20
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

BIOLOGICS
Survey No. 47, Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, Telangana
Pin: 500 123

RESEARCH AND DEVELOPMENT FACILITIES – WITHIN INDIA

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)
Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, Telangana
Pin: 500 123

IPDO, BANGALORE
39-40, KIADB Industrial Area,
Electronic City Phase II
Hosur Road
Bangalore, Karnataka
Pin: 560 100

AURIGENE DISCOVERY TECHNOLOGIES LIMITED (ADTL), BANGALORE
39-40, KIADB Industrial Area,
Electronic City Phase II,
Hosur Road,
Bangalore, Karnataka
Pin: 560 100

ADTL, HYDERABAD
Bollaram Road, Miyapur
Hyderabad, Telangana
Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE I
Bollaram Road, Miyapur
Hyderabad, Telangana
Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE 2
Plot 31A IDA, Jeedimetla,
Hyderabad, Telangana
Pin: 500 050

FACILITY LOCATIONS OUTSIDE INDIA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED
No. 258, Huang Pu Jiang (M) Road
Kunshan Development Zone
Jiangsu Province, P. R. China
Pin: 215 300

API CUERNAVACA PLANT
Industrias Quimicas Falcon De Mexico
S.A. de C.V.
Carretera Federal Cuernavaca-Cuautla
KM 4.5 CIVAC, Jiutepec
Morelos, Mexico 62578

DR. REDDY'S LABORATORIES (UK) LIMITED
6, Riverview Road
Beverly, East Yorkshire HU 17 OLD
United Kingdom

API MIRFIELD PLANT
DR. REDDY'S LABORATORIES (EU) LTD.
Steanard Lane
Mirfield, West Yorkshire
WF 14, 8HZ
United Kingdom

FORMULATIONS SHREVEPORT PLANT
Dr. Reddy's Laboratories Louisiana LLC
8800 Line Avenue
Shreveport
Louisiana 71106
USA

FORMULATIONS BRISTOL PLANT
Dr. Reddy's Laboratories Tennessee LLC
P.O. Box 9002
201 Industrial Drive
Bristol, Tennessee 37621-9002
USA

API MIDDLEBURGH PLANT
Dr. Reddy's Laboratories New York Inc.
1974 Route 145, P.O. Box 500
Middleburgh, New York 12122
USA

RESEARCH AND DEVELOPMENT FACILITIES - OUTSIDE INDIA

TECHNOLOGY DEVELOPMENT CENTRE CAMBRIDGE
Chirotech Technology Limited
410 Cambridge Science Park
Milton Road
Cambridge CB4 0PE
United Kingdom

TECHNOLOGY DEVELOPMENT CENTRE LEIDEN
OctoPlus B.V.
Zernikedreef 12
2333 CL Leiden
The Netherlands

BRUNSWICK RESEARCH CENTER, PRINCETON
2031 US Highway 130, Unit D
Monmouth Junction
New Jersey 08852
USA

TECHNOLOGY DEVELOPMENT CENTRE PRINCETON
303, College Road East, Princeton
New Jersey 08540
USA

Five Years at a Glance

(₹ MILLION)

YEAR ENDING MARCH 31	2015	2014	2013	2012	2011
INCOME STATEMENT DATA					
Revenues	148,189	132,170	116,266	96,737	74,693
Cost of revenues	62,786	56,369	55,687	43,432	34,430
Gross profit	85,403	75,801	60,579	53,305	40,263
as a % of revenues	57.6	57.4	52.1	55.1	53.9
OPERATING EXPENSES					
Selling, general and administrative expenses*	42,585	38,783	34,272	29,907	23,689
Research and development expenses	17,449	12,402	7,674	5,911	5,060
Other Operating (income)/expenses, net	(917)	(1,416)	(2,479)	(765)	(1,115)
Total operating expenses	59,117	49,769	39,467	35,053	27,634
Operating income	26,286	26,032	21,112	18,252	12,629
as a % of revenues	18	20	18	19	17
FINANCE COSTS, NET					
Finance income	2,774	1,674	1,478	1,227	173
Finance expenses	(1,092)	(1,274)	(1,018)	(1,067)	(362)
Finance (expense)/income, net	1,682	400	460	160	(189)
Share of profit of equity accounted investees, net of income tax	195	174	104	54	3
Profit before income tax	28,163	26,606	21,676	18,466	12,443
Income tax benefit/(expense)	(5,984)	(5,094)	(4,900)	(4,204)	(1,403)
Profit for the year	22,179	21,512	16,776	14,262	11,040
as a % of revenues	15	16	14	15	15
EARNINGS PER SHARE (₹)					
- Basic	130.2	126.5	98.8	84.2	65.3
- Diluted	129.7	126.0	98.4	83.8	65.0
Dividend declared per share (₹)	20.0	18.0	15.0	13.8	11.3
BALANCE SHEET DATA					
Cash and cash equivalents, net of bank overdraft	5,394	8,451	5,054	7,379	5,660
Operating working capital**	55,624	46,526	41,710	35,189	25,194
Total assets	194,762	170,223	142,369	119,477	95,005
Total long-term debt, excluding current portion	14,307	20,740	12,625	16,335	5,271
Total stockholders' equity	111,302	90,801	72,805	57,287	45,803
ADDITIONAL DATA					
NET CASH PROVIDED BY/(USED IN)					
Operating activities	25,033	19,463	13,317	16,150	8,009
Investing activities	(22,904)	(16,620)	(13,944)	(18,665)	(8,658)
Financing activities	(4,118)	(217)	(1,792)	3,735	(377)
Effect of exchange rate changes on cash	(1,068)	771	94	499	141
Expenditure on property, plant and equipment & Intangibles	(15,327)	(10,627)	(7,336)	(8,585)	(11,606)

Notes:
Includes impairment of goodwill and other intangibles and reversal of impairment. Figures are regrouped for previous years
*** Operating working capital = Trade receivables + Inventories - Trade payables*
All figures are based on IFRS consolidated financial statements

Key Financial Ratios

YEAR ENDING MARCH 31	2015	2014	2013	2012	2011
PROFITABILITY RATIOS					
EBITDA margin %	24%	25%	24%	26%	22%
Gross Margin %	58%	57%	52%	55%	54%
- Global Generics	65%	66%	59%	63%	65%
- PSAI	22%	20%	32%	32%	26%
Adjusted PAT* margin %	15%	16%	15%	16%	14%
ASSET PRODUCTIVITY RATIOS					
Fixed Asset Turnover	3.2	3.2	3.3	3.1	2.9
Total Assets Turnover	0.8	0.8	0.9	0.9	0.9
WORKING CAPITAL RATIOS					
Working Capital Days	173	165	154	154	134
Inventory Days	144	148	134	149	156
Debtors Days	91	90	90	81	72
Creditor Days	62	72	70	76	94
GEARING RATIOS					
Net Debt/Equity	0.03	0.12	0.20	0.24	0.39
VALUATION RATIOS					
Earnings per share (₹)	129.7	126.0	98.4	83.8	65.0
Book Value per share (₹)	651	532	427	337	269
Dividend Payout (%)	15.4%	14%	15%	16%	17%
Trailing Price/Earnings Ratio	26.9	20.3	17.9	19.6	28.7

Notes:

(1) Fixed Asset Turnover: Net Sales/Avg Net Fixed Assets (Property, plant and equipment)
(2) Total Asset Turnover: Net Sales/Avg Total Assets
(3) Working Capital Days: Inventory Days + Receivable Days - Payable Days
(4) Inventory Days: Average Inventory/Cost of Revenue* 365
(5) Receivable Day: Average Trade Receivables/Turnover* 365
(6) Payable Days: Average Trade Payables/Cost of Revenue* 365
(7) Book Value per share: Equity/Outstanding equity shares (diluted)
(8) Dividend Payout: DPS/EPS
(9) Trailing price: Closing share price on the last working day of March

** PAT adjusted for major non-cash impairment charge and other non-recurring costs*
All figures are based on IFRS consolidated financial statements.

Board's Report

Dear Members,

Your Directors are pleased to present the 31st annual report for the year ended 31 March 2015.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company for FY2015 as compared to the previous financial year, on Indian GAAP consolidated and standalone basis.

COMPANY AFFAIRS

The Company's standalone net revenue for the year was ₹ 102.34 billion, up 4% over the previous year. In US$ terms, this amounted to US$ 1.67 billion. Earnings before interest, taxes, depreciation, amortization and impairment (EBITDA) decreased by 10% to ₹ 25.20 billion, or 26% of standalone revenue. Profit before taxes (PBT) was ₹ 20.60 billion, a decline of 16% over the previous year. In US$ terms, this translates to US$ 331 million.

The Company's consolidated net revenue for the year was ₹ 152.97 billion, up 13% over the previous year. In US$ terms, this amounted to US$ 2.46 billion. EBITDA grew by 10% to ₹ 36.13 billion, or 25% of consolidated revenue. Profit before taxes (PBT) was ₹ 28.99 billion, an increase of 10% over the previous year. In US$ terms, this translates into US$ 465 million.

Revenue from Global Generics increased by 15% and stood at ₹ 122.28 billion, driven largely by North America, Venezuela and India.

Revenue from North America grew by 17% turning in ₹ 64.72 billion. This growth was largely driven by 'complex to make' injectable products launched during FY2014, market share gains in some of the key molecules and contribution from new product launched in FY2015. During the year, the Company launched 12 products with Valganciclovir, Sirolimus and Habitrol® being the major ones.

TABLE 1 FINANCIAL HIGHLIGHTS (₹ MILLION)

	CONSOLIDATED		STANDALONE	
	FY2015	FY2014	FY2015	FY2014
Total revenue	152,974	135,850	102,338	98,795
Profit before depreciation, amortization and tax	36,595	32,938	25,501	28,349
Depreciation and amortization	7,599	6,475	4,902	3,805
Profit before tax	28,996	26,463	20,599	24,544
Tax expense	5,632	6,831	3,805	5,216
Net profit for the year	23,364	19,632	16,794	19,328
Add: Surplus at the beginning of the year	39,890	26,751	56,599	43,614
Total available for appropriation	63,254	46,383	73,393	62,942
Appropriations:				
Proposed dividend on equity shares	3,408	3,062	3,408	3,062
Tax on proposed dividend	694	520	694	520
Credit of dividend distribution tax	-	-	(13)	(2)
Dividend of previous years (including tax)	6	3	6	3
Transfer to Debenture Redemption Reserve	-	827	-	827
Transfer to Capital Redemption Reserve	-	148	-	-
Transfer to General Reserve	1,679	1,933	1,679	1,933
Balance carried forward	57,467	39,890	67,619	56,599

Notes: FY2015 represents fiscal year 2014–15, from 1 April 2014 to 31 March 2015, and analogously for FY2014 and other such labeled years.

FY2015 also saw 13 product filings in the USA. Cumulatively, 68 Abbreviated New Drug Applications (ANDAs) are currently awaiting approval from the US Food and Drug Administration (USFDA). 43 of these are Para IVs, out of which the Company believes 13 are potentially 'First to File' status.

Revenue from Emerging Markets was ₹ 32.49 billion, registering year-on-year growth of 14%. Revenue from India stood at ₹ 17.87 billion, registering year-on-year growth of 14%.

PSAI revenue grew by 6% to ₹ 25.46 billion. Despite moderate sales growth, margins improved significantly due to better product mix. During the year, 77 Drug Master Files (DMFs) were filed globally, including 12 in the USA, 16 in Europe and 49 in other markets. The cumulative number of DMF filings as on 31 March 2015 was 735.

DIVIDEND

Your Directors are pleased to recommend a dividend amounting to ₹ 20/- on every equity share of ₹ 5/- (400%) for FY2015. The dividend, if approved at the 31st Annual General Meeting (AGM), will be paid to those shareholders whose names appear on the register of members of the Company as on 14 July 2015. The dividend will be tax-free in the hands of the shareholders.

TRANSFER TO RESERVES

The Company proposes to transfer ₹ 1,679 million to the general reserve.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹ 1.36 million in FY2015, due to the allotment of 272,306 equity shares, on exercise of stock options by eligible employees of Dr. Reddy's, through the 'Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'.

FIXED DEPOSITS

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013. Accordingly no disclosure or reporting is required in respect of details relating to deposits covered under this Chapter.

CHANGE IN THE NATURE OF BUSINESS, IF ANY

During the year, there was no change in the nature of business of the Company or any of its subsidiaries.

MATERIAL CHANGES AND COMMITMENTS AFFECTING THE FINANCIAL POSITION OF THE COMPANY

In April 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as "UCB"), to acquire a select portfolio of established product business in the territories of India, Nepal, Sri Lanka and Maldives. The purchased business was acquired on a slump sale basis (transfer of a business as a going concern without values being assigned to individual assets and liabilities). The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition, once completed is expected to strengthen our presence in the areas of dermatology, respiratory and pediatric products. The total purchase consideration is ₹ 8,000 million.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Company has 51 subsidiaries and 2 joint venture companies as on 31 March 2015. During FY2015, Dr. Reddy's Laboratories SAS, Columbia and DRSS Solar Power Private Limited have become a subsidiary and joint venture company respectively. Further, I-Ven Pharma Capital Limited ceased to be a subsidiary of the Company on its liquidation.

As per Section 129(3) of the Companies Act, 2013, where the Company has one or more subsidiaries, it shall, in addition to its financial statements, prepare a consolidated financial statement of the Company and of all subsidiaries in the same form and manner as that of its own and also attach along with its financial statement, a separate statement containing the salient features of the financial statement of its subsidiaries.

In accordance with the above, the consolidated financial statement of the Company and all its subsidiaries and joint ventures prepared in accordance with Accounting Standards 21 and 27 as specified in the Companies (Accounts) Rules, 2014, form part of the annual report. Further, a statement containing the salient features of the financial statement of our subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **"Annexure I"** to the Board's Report. This statement also provides the details of the performance and financial position of each subsidiary.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements and related information of the subsidiaries, where applicable, will be available for inspection during regular business hours at the Company's registered office in Hyderabad, India. These will also be available on our website www.drreddys.com.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

The Company makes investments or extends loans/guarantees to its wholly owned subsidiaries for their business purpose. Details of loans, guarantees and investments covered under Section 186 of the Companies Act, 2013, along with the purpose for which such loan or guarantee is proposed to be utilized by the recipient, form part of the notes to the financial statements provided in this annual report.

CORPORATE GOVERNANCE AND ADDITIONAL SHAREHOLDERS' INFORMATION

A detailed report on the corporate governance systems and practices of the Company is given in a separate chapter of this annual report. Similarly, other detailed information for shareholders is provided in the chapter *Additional Shareholders' Information*.

A certificate from the Auditors of the Company confirming compliance with the conditions of corporate governance is attached to the report on corporate governance.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the *Management Discussion and Analysis* is provided as a separate chapter in the annual report.

BOARD OF DIRECTORS AND KEY MANAGEMENT PERSONNEL

As per the provisions of Sections 149 and 152 of the Companies Act, 2013, the shareholders at their 30th Annual General Meeting held on 31 July 2014, had approved the re-appointment of all the existing Independent Directors of the Company for tenure of up to five consecutive years. None of the Independent Directors are liable to retire by rotation.

In accordance with Section 149(7) of the Companies Act, 2013, each Independent Director has confirmed to the Company that he or she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Clause 49 of the Listing Agreement.

Further, in accordance with provisions of Section 152 of the Companies Act, 2013, the shareholders had also approved the variation in the terms of appointment of Mr. G V Prasad and Mr. Satish Reddy, Whole-time Directors, making them liable to retire by rotation.

Accordingly, Mr. G V Prasad, Whole-time Director, retires by rotation at the forthcoming 31st Annual General Meeting scheduled on 31 July 2015 and being eligible, seeks re-appointment. A brief profile of Mr. G V Prasad is given in the Corporate Governance section of the annual report for reference of the shareholders.

BOARD EVALUATION

As per provisions of the Companies Act, 2013 and Clause 49 of the Listing Agreement, an evaluation of the performance of the Board and members was undertaken. In order to ensure objectivity, an independent expert was engaged to manage the process. The contribution and impact of individual Directors were reviewed through a peer evaluation on parameters such as level of engagement and participation, flow of information, independence of judgment, conflicts resolution and their contribution in enhancing the Board's overall effectiveness. A 360 degree feedback-cum-assessment of individual directors, the Board as a whole and its committees was conducted. The feedback obtained from the interventions was discussed in detail and, where required, independent and collective action points for improvement put in place.

APPOINTMENT OF DIRECTORS AND REMUNERATION POLICY

The assessment and appointment of members to the Board is based on a combination of criterion that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualification required for the position. The potential Board member is also assessed on the basis of independence criteria defined in Section 149(6) of the Companies Act, 2013 and Clause 49 of the Listing Agreement.

In accordance with Section 178(3) of the Companies Act, 2013, Clause 49(IV)(B) of the Listing Agreement and on recommendations of the Nomination, Governance & Compensation Committee, the Board adopted a remuneration policy for Directors, Key Management Personnel (KMPs) and Senior Management. The policy is attached as an annexure to the Corporate Governance report.

NUMBER OF BOARD MEETINGS

The Board of Directors met four times during the year. In addition, an Annual Board Retreat was held to discuss strategic matters. Details of Board meetings are laid out in Corporate Governance report, which forms a part of this annual report.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors consists entirely of Independent Directors. Presently, the Committee comprises of Mr. Sridar Iyengar (Chairman), Mr. Ravi Bhoothalingam, Ms. Kalpana Morparia and Dr. Omkar Goswami.

The Board has accepted all recommendations made by the Audit Committee during the year.

BUSINESS RISK MANAGEMENT

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors. The details of the Committee and its terms of reference are set out in the Corporate Governance section, which forms a part of the Board's report.

The Audit and Risk Management Committees review the key elements of the Company's business, finance, operations and compliance risk(s) and respective mitigation strategies. The Risk Management Committee reviews key strategic, business and operational risks, while issues around Ethics & Fraud, Internal Control over Financial Reporting (ICOFR), as well as Process risks and their mitigation are reviewed by the Audit Committee.

The Company has a management level committee – 'Finance Investment and Risk Management Council' (FIRM Council) which operates under a charter and focusses on risks associated with the Company's business and investments. The FIRM Council and/or the management, periodically reviews specific policies or charters for Fraud Risk Management, Compliance and Internal Audit.

The Enterprise-wide Risk Management (ERM) function helps the management and the Board to periodically prioritize, review and measure risks against a pre-determined risk appetite and to suitably respond, depending on whether the risks are internal, strategic or external. Significant risks are prioritized on likelihood and severity, and their mitigation is reviewed regularly.

During FY2015, focus areas of the management and the Board included progress on strategy execution, quality and regulatory, geo-political, compliance and patent infringement risk exposures, while process safety and health continued to remain a priority for the Company.

ADEQUACY OF INTERNAL FINANCIAL CONTROL SYSTEMS

The Company has in place adequate internal financial controls with reference to financial statements. These controls ensure the accuracy and completeness of the accounting records and preparation of reliable financial statements.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 134(5) of the Companies Act, 2013, your Directors state that:

1. applicable accounting standards have been followed in the preparation of the annual accounts;

2. accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of FY2015 and of the profit of the Company for that period;
3. proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. annual accounts have been prepared on a going concern basis;
5. adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and
6. proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

RELATED PARTY TRANSACTIONS

In accordance with Section 134(3)(h) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of contract or arrangement entered into by the Company with related parties referred to in Section 188(1) in Form AOC-2 is attached as **"Annexure II".**

The details of related party disclosures form part of the notes to the financial statements provided in this annual report.

VIGIL MECHANISM/WHISTLE BLOWER POLICY

The Company has an Ombudsperson policy (Whistle-Blower/Vigil mechanism) to report concerns. Under this policy, provisions have been made to safeguard persons who use this mechanism from victimization. An Audit Committee member is the Chief Ombudsperson. The policy also provides access to the chairperson of the Audit Committee under certain circumstances. The details of the procedure are also available on the Company's www.drreddys.com/investors/pdf/cobe-booklet-2014.pdf.

AUDITORS

STATUTORY AUDITORS

The shareholders at their 30th Annual General Meeting (AGM) held on 31 July 2014, approved the re-appointment of M/s. B S R & Co. LLP., Chartered Accountants, as statutory auditors of the Company, to hold office from the conclusion of the 30th AGM up to the conclusion of the 32nd AGM.

In terms of first proviso of Section 139 of the Companies Act, 2013, the appointment of the auditors is subject to ratification by the shareholders at every subsequent AGM. Accordingly, the statutory auditors, M/s. B S R & Co. LLP, Chartered Accountants, have confirmed their eligibility under Section 141 of the Companies Act, 2013, Rule 4 of the Companies (Audit and Auditors) Rules, 2014 and Clause 41(I)(h) of the Listing Agreement.

The Audit Committee and the Board of Directors recommend the appointment of M/s. B S R & Co. LLP, Chartered Accountants, as statutory auditors of the Company from the conclusion of the 31st AGM till the conclusion of the 32nd AGM, to the shareholders for ratification.

SECRETARIAL AUDITOR

Pursuant to Section 204 of the Companies Act, 2013 and the Companies (Appointment & Remuneration of Managerial Personnel) Rules, 2014, Dr. K R Chandratre, practicing Company Secretary was appointed to conduct the secretarial audit of the Company for FY2015. The secretarial audit report for FY2015 is attached as **"Annexure III".**

Basing on the consent received from Dr. K R Chandratre, practicing Company Secretary and the recommendations of the Audit Committee, the Board has appointed Dr. K R Chandratre, practicing Company Secretary, as secretarial auditor of the Company for FY2016.

COST AUDITORS

Pursuant to Section 148 of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 and the Companies (Cost Records and Audit) Amendment Rules, 2014, the Company maintains the cost audit records in respect of its pharmaceutical business. Your Board has, on the recommendation of the Audit Committee, appointed M/s. Sagar & Associates as cost auditors of the Company for FY2016. The provisions also require that the remuneration of the cost auditors be ratified by the shareholders.

The cost audit report will be filed with the Central Government within the stipulated timeline. As a matter of record, relevant cost audit reports for FY2014 were filed on 26 September 2014, within the stipulated timeline.

BOARD'S RESPONSE ON AUDITORS QUALIFICATION, RESERVATION OR ADVERSE REMARK OR DISCLAIMER MADE

There are no qualifications, reservations or adverse remarks made by the statutory auditors in their report or by the Company Secretary in practice in the secretarial audit report.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE COURTS/REGULATORS

During FY2015, there were no significant and/or material orders, passed by any Court or Regulator or Tribunal, which may impact the going concern status or the Company's operations in future.

CORPORATE SOCIAL RESPONSIBILITY INITIATIVES

As per Section 135 of the Companies Act, 2013, the Company has a Corporate Social Responsibility (CSR) Committee of its Board of Directors. The Committee comprises of Mr. Ravi Bhoothalingam (Chairman), Mr. G V Prasad and Mr. Satish Reddy.

During the year, the Committee formulated and recommended a CSR policy to the Board. Our CSR policy provides a constructive framework to review and organize our social outreach programs in the areas of health, livelihood and education. The policy enables a deeper understanding of outcome focused social development through diverse collaborations.

Details about the CSR policy and initiatives taken by the Company during the year are available on the Company's website, www.drreddys.com. The Report on CSR activities of the Company is attached as **"Annexure IV"**.

BUSINESS RESPONSIBILITY REPORT

A detailed *Business Responsibility Report* is available as a separate section in this annual report.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act,1956, the declared dividends, which remained unpaid or unclaimed for a period of seven years, have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

EMPLOYEES STOCK OPTION SCHEMES

The applicable disclosures as stipulated under SEBI guidelines with regard to 'Dr. Reddy's Employees Stock Option Scheme, 2002' and the 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', as on 31 March 2015 are attached as **"Annexure V"**.

PARTICULARS OF EMPLOYEES

Disclosures pertaining to remuneration and other details as required under Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 are attached as **"Annexure VI"**.

In terms of Section 197(12) of the Companies Act, 2013, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the names and other particulars of the employees drawing remuneration in excess of limits set out in said rules forms part of the annual report.

Considering the first proviso to Section 136(1) of the Companies Act, 2013, the Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection at the registered office of the Company during business hours on working days of the Company up to the date of the ensuing Annual General Meeting. Any shareholder interested in obtaining a copy thereof, may write to the Company Secretary in this regard.

CONSERVATION OF ENERGY, RESEARCH AND DEVELOPMENT, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The particulars as prescribed under Section 134(3)(m) of the Companies Act, 2013, read with Rule 8(3) of the Companies (Accounts) Rules, 2014 are attached as **"Annexure VII".**

EXTRACT OF THE ANNUAL RETURN

The details forming part of the extract of the annual return in Form MGT-9 is attached as **"Annexure VIII"**.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for the significant contribution made by our employees through their dedication, hard work and commitment, as also for the trust reposed on us by the medical fraternity and patients. We also acknowledge the support extended to us by the analysts, bankers, government agencies, media, customers, suppliers, shareholders and investors at large. We look forward to continued support in our endeavor to help people lead healthier lives.

for and on behalf of the Board of Directors

K Satish Reddy
Chairman

Place: Hyderabad
Date: 12 May 2015

ANNEXURE - I

FORM NO. AOC-1

(Pursuant to first proviso to sub-section (3) of Section 129 read with Rule 5 of Companies (Accounts) Rules, 2014)
Statement containing salient features of the financial statement of subsidiaries/associate companies/joint ventures

Part "A": Subsidiaries

All amounts in Indian Rupees millions, except share data and where otherwise stated

SL. NO.	NAME OF THE SUBSIDIARY	AS AT 31 MARCH 2015										FOR THE YEAR ENDED 31 MARCH 2015				
		REPORTING PERIOD FOR THE SUBSIDIARY	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS (EXCL. INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT/(LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT/(LOSS) AFTER TAXATION	PROPOSED DIVIDEND
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2015	100%	MYR	16.88	16	1	4	21	21	-	41	3	-	3	-
2	Aurigene Discovery Technologies Inc.	31.03.2015	100%	USD	62.50	257	(254)	2	5	5	-	15	2	-	2	-
3	Aurigene Discovery Technologies Limited	31.03.2015	100%	INR	1.00	905	214	2,781	3,900	3,900	1,452	1,316	115	48	67	159
4	beta Institut gemeinnützige GmbH [(2)]	31.03.2015	100%	EUR	67.19	5	(2)	1	4	4	-	-	-	-	-	-
5	betapharm Arzneimittel GmbH [(2)]	31.03.2015	100%	EUR	67.19	60	891	2,709	3,660	3,660	-	8,996	(2,893)	-	(2,893)	-
6	Cheminor Investments Limited	31.03.2015	100%	INR	1.00	1	-	-	1	1	-	-	-	-	-	-
7	Chienna B.V. [(3)]	31.03.2015	100%	EUR	67.19	1	(687)	689	3	3	-	-	(176)	-	(176)	-
8	Chirotech Technology Limited	31.03.2015	100%	GBP	92.47	1,060	(690)	351	721	721	-	1,122	234	(1)	235	-
9	Dr. Reddy's Bio-Sciences Limited	31.03.2015	100%	INR	1.00	540	(155)	83	468	468	-	-	1	-	1	-
10	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2015	100%	BRL	19.27	634	(1,032)	460	62	62	-	97	(20)	12	(32)	-
11	Dr. Reddy's Laboratories (Australia) Pty. Limited	31.03.2015	100%	AUD	47.54	35	(352)	1,069	752	752	-	702	67	(12)	79	-
12	Dr. Reddy's Laboratories (Canada) Inc.	31.03.2015	100%	CAD	49.03	-	(45)	83	38	38	-	55	(79)	-	(79)	-
13	Dr. Reddy's Laboratories (EU) Limited	31.03.2015	100%	GBP	92.47	723	624	1,264	2,611	2,611	-	792	(225)	(26)	(199)	-
14	Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2015	100%	ZAR	5.12	-	126	667	793	793	-	1,212	47	8	39	-
15	Dr. Reddy's Laboratories (UK) Limited	31.03.2015	100%	GBP	92.47	-	1,558	877	2,435	2,435	-	2,938	604	116	488	-
16	Dr. Reddy's Laboratories Inc. [(1)]	31.03.2015	100%	USD	62.50	580	6,855	40,369	47,804	47,804	-	63,468	1,339	(87)	1,426	-
17	Dr. Reddy's Laboratories International SA	31.03.2015	100%	CHF	64.26	275	-	1	276	276	-	-	3	-	3	-
18	Dr. Reddy's Laboratories LLC, Ukraine	31.03.2015	100%	UAH	2.67	71	138	976	1,185	1,185	-	1,100	277	(12)	289	-
19	Dr. Reddy's Laboratories Louisiana LLC [(1)]	31.03.2015	100%	USD	62.50	-	6,585	604	7,189	7,189	-	5,646	1,609	-	1,609	-
20	Dr. Reddy's Laboratories New York, Inc.	31.03.2015	100%	USD	62.50	-	755	612	1,367	1,367	-	-	(803)	-	(803)	-
21	Dr. Reddy's Laboratories Romania SRL	31.03.2015	100%	RON	15.24	24	87	14	125	125	-	385	18	11	7	-
22	Dr. Reddy's Laboratories SA	31.03.2015	100%	CHF	64.26	5,027	31,314	15,274	51,615	51,615	-	13,190	786	174	612	-
23	Dr. Reddy's Laboratories SAS	31.03.2015	100%	COP	0.02	6	(1)	-	5	5	-	-	(1)	-	(1)	-
24	Dr. Reddy's Laboratories Tennessee, LLC [(1)]	31.03.2015	100%	USD	62.50	1,120	(1,547)	1,528	1,101	1,101	-	1,469	(1,047)	-	(1,047)	-

All amounts in Indian Rupees millions, except share data and where otherwise stated

		AS AT 31 MARCH 2015										FOR THE YEAR ENDED 31 MARCH 2015				
SL. NO.	NAME OF THE SUBSIDIARY	REPORTING PERIOD FOR THE SUBSIDIARY	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS (EXCL. INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT/(LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT/(LOSS) AFTER TAXATION	PROPOSED DIVIDEND
25	Dr. Reddy's New Zealand Limited	31.03.2015	100%	NZD	46.76	-	33	30	63	63	-	92	(38)	8	(46)	-
26	Dr. Reddy's Pharma SEZ Limited	31.03.2015	100%	INR	1.00	1	(1)	-	-	-	-	-	-	-	-	-
27	Dr. Reddy's Singapore PTE. Limited	31.03.2015	100%	SGD	45.48	25	6	9	40	40	-	48	7	-	7	-
28	Dr. Reddy's Srl	31.03.2015	100%	EUR	67.19	6	(804)	838	40	40	-	84	37	-	37	-
29	Dr. Reddy's Venezuela, C.A.	31.03.2015	100%	VEF	9.92[4]	58	443	3,500	4,001	4,001	-	8,126	1,189	710	479	-
30	DRL Impex Limited	31.03.2015	100%	INR	1.00	1	(740)	759	20	20	-	-	(57)	3	(60)	-
31	Euro Bridge Consulting B.V.	31.03.2015	100%	EUR	67.19	37	111	5	153	153	-	-	(1)	-	(1)	-
32	Idea2Enterprises (India) Private Limited	31.03.2015	100%	INR	1.00	24	1,422	4	1,450	1,450	-	-	-	-	-	-
33	Industrias Quimicas Falcon de Mexico, S.A. de C.V.	31.03.2015	100%	MXN	4.10	594	(537)	4,541	4,598	4,598	-	4,875	441	184	257	-
34	I-Ven Pharma Capital Limited (till 20 November 2014)[5]	31.03.2015	100%	INR	1.00	-	-	-	-	-	-	-	-	-	-	-
35	Kunshan Rotam Reddy Pharmaceutical Company Limited	31.03.2015	51.33%	RMB	10.08	791	864	809	2,464	2,464	-	3,358	488	67	421	-
36	Lacock Holdings Limited	31.03.2015	100%	EUR	67.19	1	150	21	172	172	-	-	22	3	19	-
37	OctoPlus Development B.V. [3]	31.03.2015	100%	EUR	67.19	1	1,400	271	1,672	1,672	-	1,521	540	-	540	-
38	OctoPlus B.V. [3]	31.03.2015	100%	EUR	67.19	451	602	2,048	3,101	3,101	-	-	(30)	1	(31)	-
39	OctoPlus PolyActive Sciences B.V. [3]	31.03.2015	100%	EUR	67.19	1	-	-	1	1	-	-	-	-	-	-
40	OctoPlus Sciences B.V. [3]	31.03.2015	100%	EUR	67.19	1	67	-	68	68	-	-	(23)	-	(23)	-
41	OctoPlus Technologies B.V. [3]	31.03.2015	100%	EUR	67.19	1	(3,078)	3,084	7	7	-	-	(330)	-	(330)	-
42	OctoShare B.V. [3]	31.03.2015	100%	EUR	67.19	2	741	107	850	850	-	-	(173)	-	(173)	-
43	OOO Dr. Reddy's Laboratories Limited	31.03.2015	100%	RUB	1.07	72	1,852	7,304	9,228	9,228	-	17,430	1,241	170	1,071	-
44	OOO DRS LLC	31.03.2015	100%	RUB	1.07	30	104	90	224	224	-	-	39	-	39	-
45	Promius Pharma LLC [1]	31.03.2015	100%	USD	62.50	1,713	(6,712)	7,009	2,010	2,010	-	653	(2,198)	-	(2,198)	-
46	Reddy Antilles N.V.	31.03.2015	100%	USD	62.50	52	(173)	340	219	219	-	-	(24)	-	(24)	-
47	Reddy Cheminor S.A. (under liquidation)	31.03.2015	100%	EUR	67.19	2	(2)	-	-	-	-	-	-	-	-	-
48	Reddy Holding GmbH [2]	31.03.2015	100%	EUR	67.19	2	13,258	12,826	26,086	26,086	-	-	7,143	482	6,661	-
49	Reddy Specialities GmbH [2]	31.03.2015	100%	EUR	67.19	2	-	-	2	2	-	-	-	-	-	-
50	Reddy Netherlands B.V.	31.03.2015	100%	EUR	67.19	7	3,789	54	3,850	3,850	-	-	(416)	1	(417)	-
51	Reddy Pharma Iberia SA	31.03.2015	100%	EUR	67.19	566	(520)	2	48	48	-	20	17	-	17	-
52	Reddy Pharma Italia S.p.A	31.03.2015	100%	EUR	67.19	63	(140)	1,059	982	982	-	-	(7)	-	(7)	-

[1] Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 16 - Dr. Reddy's Laboratories Inc.

[2] Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 48 - Reddy Holding GmbH.

[3] Tax expense for these entities is computed together as per the tax laws of Netherlands. The total tax expense is presented in Sl. No. 38 - OctoPlus B.V.

[4] 9.92 INR per VEF is derived from the CENCOEX rate of VEF 6.3 per USD. The Company has used SIMADI rate of VEF 193 per USD in the Consolidated Financial Statements for translating certain monetary assets and liabilities of its Venezuelan subsidiary which may not be eligible for the CENCOEX rate of VEF 6.3 per USD.

[5] During the year, I-Ven Pharma Capital Limited, a wholly owned subsidiary of the company was liquidated.

PART "B": ASSOCIATES AND JOINT VENTURES

SL. NO.	NAME OF THE ASSOCIATES AND JOINT VENTURES	LATEST AUDITED BALANCE SHEET DATE	SHARES OF ASSOCIATE/ JOINT VENTURES HELD BY THE COMPANY ON THE YEAR END			NET WORTH ATTRIBUTABLE TO SHAREHOLDING AS PER LATEST AUDITED BALANCE SHEET	PROFIT/LOSS FOR THE YEAR		DESCRIPTION OF HOW THERE IS A SIGNIFICANT INFLUENCE	REASON WHY THE ASSOCIATE/JOINT VENTURE IS NOT CONSOLIDATED
			NO.	AMOUNT OF INVESTMENT IN ASSOCIATES/ JOINT VENTURE	EXTEND OF HOLDING %		CONSIDERED IN CONSOLIDATION	NOT CONSIDERED IN CONSOLIDATION		
1	DRANU LLC, USA	NA	NA	360	50%	43	(125)	-	NA	NA
2	DRSS Solar Power Private Limited, India[1]	31.03.2015	26,000	-	26%	-	-	-	NA	NA

[1] DRSS Solar Power Private Limited, India is yet to commence operations.

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

Place Hyderabad
Date 12 May 2015

ANNEXURE - II

FORM NO. AOC-2

(Pursuant to clause (h) of sub-section (3) of Section 134 of the Act and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

Details of contracts or arrangements or transactions not at arm's length basis : None

(a)	Name(s) of the related party and nature of relationship	Not Applicable
(b)	Nature of contracts/arrangements/transactions	
(c)	Duration of the contracts/arrangements/transactions	
(d)	Salient terms of the contracts or arrangements or transactions including the value, if any	
(e)	Justification for entering into such contracts or arrangements or transactions	
(f)	Date(s) of approval by the Board	
(g)	Amount paid as advances, if any	
(h)	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

Details of material contracts or arrangement or transactions at arm's length basis

(a)	Names(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA- Wholly-owned subsidiary
(b)	Nature of contracts/arrangements/transactions	Transfer or receipt of products, goods, materials or services.
(c)	Duration of the contracts/arrangements transactions	Ongoing.
(d)	Salient terms of the contracts or arrangements or transactions including the value, if any:	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to US$ 1,100 million every financial year.
(e)	Date(s) of approval by the Board, if any	13 May 2014
(f)	Amount paid as advances, if any	-

K Satish Reddy
Chairman

ANNEXURE - III

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2015

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

The Members
Dr. Reddy's Laboratories Limited
8-2-337, Banjara Hills Road No. 3
Hyderabad – 500 034

I have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Dr. Reddy's Laboratories Limited (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of Secretarial Audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on 31 March 2015 ('Audit Period') complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter.

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on 31 March 2015 according to the provisions of:

(i) The Companies Act, 2013 (the Act) and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
   (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 **(Not applicable to the Company during the Audit Period);**
   (d) The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 notified on 28 October 2014;
   (e) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008 **(Not applicable to the Company during the Audit Period);**
   (f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;
   (g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 **(Not applicable to the Company during the Audit Period);** and
   (h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 **(Not applicable to the Company during the Audit Period).**

(vi) **I further report that,** having regard to the compliance system prevailing in the Company and on examination of the relevant documents and records in pursuance thereof the Company has complied with the following laws applicable specifically to the Company:
   (a) Drugs and Cosmetics Act, 1940 and Rules made thereunder; and
   (b) Drugs Price Control Order, 2013 and notifications made thereunder.

I have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India **(Not notified, hence not applicable to the Company during the audit period);** and

(ii) The Listing Agreements entered into by the Company with Stock Exchanges.

During the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

I further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The re-appointment of the Board of Directors that took place during the period under review was carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were generally sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

I further report that there are adequate systems and processes in the Company to commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I further report that during the audit period there were no specific events/actions having a major bearing on the Company's affairs in pursuance of the above referred laws, rules, guidelines and standards.

Dr. K R Chandratre
FCS No. 1370
Certificate of Practice No. 5144

Dated: 12 May 2015
Place: Pune

ANNEXURE - IV

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY (CSR)

1. A brief outline of the Company's CSR policy, including overview of projects or programs proposed to be undertaken and a reference to the web-link to the CSR policy and projects or programs:

   The Board has approved the CSR Policy of the Company. It can be viewed at www.drreddys.com/investors/popups/csr-policy.html.

2. The Composition of the CSR Committee:

   The CSR Committee was constituted by the Board of Directors at its meeting held on 31 October 2013. It comprises of Mr. Ravi Bhoothalingam (Independent Director) as Chairman, Mr. G V Prasad and Mr. Satish Reddy.

3. Average net profit of the company for last three financial years:

   ₹ 18,307,819,987

4. Prescribed CSR Expenditure (two per cent. of the amount as in item 3 above):

   ₹ 366,156,400

5. Details of CSR spent during the financial year:

   (a) Total amount to be spent for the financial year;

   ₹ 366,156,400

   (b) Amount unspent, if any;

   ₹ 74,491,406

   (c) Manner in which the amount spent during the financial year is detailed below.

(A)	(B)	(C)	(D)	(E)	(F)		(G)	(H)
S. NO	CSR PROJECT OR ACTIVITIES IDENTIFIED	SECTOR IN WHICH THE PROJECT IS COVERED	PROJECTS OR PROGRAMS (1) LOCAL AREA OR OTHER (2) SPECIFY THE STATE & DISTRICTS WHERE PROJECTS OR PROGRAMS WAS UNDERTAKEN	AMOUNT OUTLAY (BUDGET) PROJECT OR PROGRAM WISE FOR FY2015	AMOUNT SPENT ON THE PROJECTS OR PROGRAMS		CUMULATIVE EXPENDITURE UPTO THE REPORTING PERIOD	AMOUNT SPENT: DIRECT OR THROUGH IMPLEMENTING AGENCY
					(1) DIRECT EXPENDITURE ON PROJECTS **	(2) OVERHEADS **		
1	DRF Youth livelihood & People with Disability programs	Livelihoods	Across India	120,000,000	121,110,000		121,110,000	Implementing Agency - Dr. Reddy's Foundation
2	Employment enhancing vocation skills and livelihood enhancement projects around CTO-5 Miryalguda	Livelihood	In vicinity of plant locations	40,000,000	4,420,500		4,420,500	Direct
3	Quality Education program in Government Schools -SIP	Education	In vicinity of plant locations		23,837,350		23,837,350	Implementing Agency - Dr. Reddy's Foundation
4	DRF education programs	Education	In & around Hyderabad	38,000,000	38,000,000		38,000,000	Implementing Agency - Dr. Reddy's Foundation
5	Supporting and subsidizing quality education through Pudami Neighborhood Schools	Education	In & around Hyderabad	30,000,000	30,000,000		30,000,000	Implementing Agency - Pudami Education Society
6	Supporting Girl Child for education through Nanhi Kali program	Education	States of Telangana & AP	350,000	347,600		347,600	Implementing Agency - K C Mahindra Trust
7	Community Health Improvement Program in Maternal and Child Health	Health	In vicinity of plant locations	6,000,000	5,535,422		5,535,422	Implementing Agency - Nice Foundation
8	Providing safe drinking water to community in villages	Health	In vicinity of plant locations	1,600,000	1,615,200		1,615,200	Direct
9	Eye screening programmes at schools in villages	Health	In vicinity of plant locations	350,000	363,775		363,775	Direct

(A) S. NO	(B) CSR PROJECT OR ACTIVITIES IDENTIFIED	(C) SECTOR IN WHICH THE PROJECT IS COVERED	(D) PROJECTS OR PROGRAMS (1) LOCAL AREA OR OTHER (2) SPECIFY THE STATE & DISTRICTS WHERE PROJECTS OR PROGRAMS WAS UNDERTAKEN	(E) AMOUNT OUTLAY (BUDGET) PROJECT OR PROGRAM WISE FOR FY2015	(F) AMOUNT SPENT ON THE PROJECTS OR PROGRAMS		(G) CUMULATIVE EXPENDITURE UPTO THE REPORTING PERIOD	(H) AMOUNT SPENT: DIRECT OR THROUGH IMPLEMENTING AGENCY
					(1) DIRECT EXPENDITURE ON PROJECTS **	(2) OVERHEADS **		
10	Community Sanitation Units	Health	In vicinity of plant locations	800,000	709,725		709,725	Direct
11	Support Naandi foundation's work on Health & Education	Education & Health	Across India	10,000,000	10,258,152		10,258,152	Implementing Agency - Naandi Foundation
12	Capacity Building of Health Service providers	Health	Across India	30,000,000	17,441,786		17,441,786	Implementing Agency - Dr. Reddy's Foundation for Health & Education
13	CSR salaries and training	Capacity Building	NA	5,000,000	4,539,518		4,539,518	Direct
14	Capacity Building of Sector professionals through CSIM-Hyderabad	Capacity Building	In Telangana State	840,000	840,000		840,000	Implementing Agency - CSIM, Hyderabad
15	School WASH Program	Health	In Telangana & Andhra	10,000,000	Nil		Nil	Project to Commence in FY2016
16	School Energy & Data Enablement	Education	In Telangana State	10,000,000	Nil		Nil	Project to Commence in FY2016
17	Others	Health & education	Across India	62,707,040	26,923,644		26,923,644	Direct & Implementaion Agencies
18	Disaster Response (Plantation for Hud Hud Cyclone restoration)	Environmental sustainability	In vicinity of plant locations	1,500,000	475,000		475,000	Direct
19	Disaster Response (Vizag Zoo restoration support)	Environmental sustainability	In the vicinity of Plant Locations.		880,000		880,000	Direct
20	Disaster Response (Contribution to Prime Minister National Relief Fund)	Disaster response	-	500,000	479,322		479,322	Direct
21	support for medicines for general hospital and rural health services (Sri Satya Sai Central Trust)	Health	State of Karnataka (Bangalore, Puttaparthy)	4,000,000	3,888,000		3,888,000	Direct
			Total	371,647,040	291,664,994		291,664,994	

** For FY2015, the data on overheads is not separately accounted. Currently a uniform methodology for distinguishing the direct expenditure and standardization is being developed.

6. In case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report:

   During the financial year, our efforts focused on creating additional infrastructure to expand our programs and on enriching the monitoring and impact measuring systems so as to ensure that CSR Funds are optimally utilized.

7. A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the company:

   The implementation and monitoring of CSR Policy is in compliance with the CSR objectives and Policy of the Company.

G V Prasad
Co-Chairman & CEO

Ravi Bhoothalingam
Chairman of CSR Committee

ANNEXURE - V

The details of stock options as on 31 March 2015 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are as under:

EMPLOYEES STOCK OPTION SCHEMES

SL. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
1	Total Options granted	7,082,446	618,714
2	Pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories: **Category A:** 505,939 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and **Category B:** 3,843,163 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option). The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price of the company's equity shares for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories: **Category A:** 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and **Category B:** 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option). The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested as at 31 March 2015	43,425	6,730
4	Total Options exercised	2,702,360	346,758
5	Total number of shares arising as a result of exercise of options	2,702,360	346,758
6	Total Options lapsed	3,794,632	173,606
7	Variation of terms of Options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004. The amendment enabled the Company to grant Stock Options in two categories of par value and fair market value. Before this amendment, the Scheme provided for grant of options at fair market value only. 2. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General meeting held on 27 July 2005. The amendment enabled the Company to grant options in the following categories: **Category A:** 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and **Category B:** 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).	1. Members of the Company approved the amendment in Dr. Reddy's Employees ADR Stock Option Scheme, 2007, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961.

EMPLOYEES STOCK OPTION SCHEMES

SL. NO.	DESCRIPTION	DETAILS					
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002			DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007		
		3. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961. Further, pursuant to changes in the work levels in the organization structure of the Company, the Members of the Company approved removing the grades and designations prescribed in the scheme.					
		The Government of India has abolished fringe benefit tax through the Finance Act 2009. Under this Act the fringe benefit tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a "perquisite" (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on 22 July 2008, management resolved to absorb the consequent perquisite tax for the options granted on or prior to 18 May 2008.					
8	Total Money realized by exercise of options	₹ 169,713,774			₹ 1,733,790		
9	Total number of options in force	585,454			98,350		
10	Employee-wise details of options granted during the year to:						
	(i) Senior managerial Personnel	NAME	EXERCISE PRICE	NO. OF OPTIONS	NAME	EXERCISE PRICE	NO. OF OPTIONS
		Mr. Abhijit Mukherjee	Par Value	5,000	Dr. Raghav Chari	Par Value	3,500
		Mr. Saumen Chakraborty	Par Value	3,500			
		Mr. Umang Vohra	Par Value	3,500			
		Dr. Cartikeya Reddy	Par Value	3,500			
		Dr. R Ananthanaryanan*	Par Value	2,800			
		Mr. M V Ramana	Par Value	3,500			
		Mr. Samiran Das	Par Value	3,000			
		Dr. Amit Biswas	Par Value	2,800			
		Dr. K V S Ram Rao	Par Value	2,500			
		Mr. Alok Sonig	Par Value	3,200			
		Dr. Chandrasekhar Sripada	Par Value	2,500			
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year	None			None		
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant:	None			None		

EMPLOYEES STOCK OPTION SCHEMES

SL. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	₹ 98.18	
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2014-15 based on Intrinsic Value Method is ₹ 519 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year would have been ₹ 498 million, which would have a consequential impact on profit. However, there would not have been any significant adverse effect on the Profit and EPS, on using fair value method of accounting.	
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price and weighted average fair value of the outstanding Fair Market Value options as on 31 March 2015 was ₹ Nil. Weighted average exercise price and weighted average fair value of the outstanding Par Value options as on 31 March 2015 was ₹ 5 and ₹ 1,980 respectively.	
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:	
	(i) Risk-free interest rate	8.35% - 8.57%	
	(ii) Expected life	12 months to 48 months	
	(iii) Expected volatility	21.17% - 26.44%	
	(iv) Expected dividends	0.67% - 0.78%	
	(v) The price of the underlying share in market at the time of option grant	₹ 2,360.18	

** Dr. R. Ananthanaryanan was in service till 30 November 2014.*

K Satish Reddy
Chairman

ANNEXURE - VI

Information in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

(i) The ratio of remuneration of each director to the median remuneration of the employees of the Company, the percentage increase in remuneration of each director, CEO, CFO and CS, for FY2015 and comparison of the remuneration of each Key Managerial Personnel (KMP) against the performance of the Company:

NAME	DESIGNATION	RATIO OF REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF EMPLOYEES	% INCREASE IN REMUNERATION DURING FY2015	COMPARISON OF THE REMUNERATION OF EACH KMPs[1] AGAINST THE PERFORMANCE OF THE COMPANY
Mr. Satish Reddy[2]	Chairman	271	-16%	Compared to FY2014, the revenue in FY2015 grew by 4% and EBITDA decreased by 10%
Mr. G V Prasad[2]	Co-Chairman and CEO	363	18%	
Dr. Omkar Goswami	Independent Director	26	2%	
Mr. Ravi Bhoothalingam	Independent Director	28	6%	
Mr. Anupam Puri	Independent Director	31	-5%	
Dr. J P Moreau	Independent Director	27	-2%	
Ms. Kalpana Morparia	Independent Director	29	13%	

NAME	DESIGNATION	RATIO OF REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF EMPLOYEES	% INCREASE IN REMUNERATION DURING FY2015	COMPARISON OF THE REMUNERATION OF EACH KMPs[1] AGAINST THE PERFORMANCE OF THE COMPANY
Dr. Bruce L A Carter	Independent Director	28	-2%	
Dr. Ashok S Ganguly	Independent Director	26	-4%	
Mr. Sridar Iyengar	Independent Director	29	-2%	
Mr. Saumen Chakraborty[3]	Chief Financial Officer (CFO)	NA	-31%[4]	Compared to FY2014, the revenue in FY2015 grew by 4% and EBITDA decreased by 10%
Mr. Sandeep Poddar[3]	Company Secretary (CS)	NA	15%	

[1] *KMPs includes our Chairman, Co-Chairman & CEO, CFO and CS.*

[2] *Includes commission, salary and perquisites.*

[3] *Includes fixed pay, actual variable pay, gratuity, fuel & maintenance on actuals and does not include value of stock options.*

[4] *Previous year amount included long term incentive, payable once in 4 years.*

(ii) The median remuneration of employees increased by 0.5% in FY2015.

(iii) The number of permanent employees on the rolls of the Company as on 31 March 2015 is 19,857.

(iv) The average increase in remuneration paid to employees is 16% for FY2015 as compared to FY2014. Compared to FY2014, the revenue in FY2015 grew by 4% and EBITDA decreased by 10%.

The remuneration philosophy of the Company is to provide market competitive compensation which drives a high performance culture. Every year, the salary increases are based on benchmarking with similar profiled organisations and market competitiveness. The variable component is paid out to an employee on the basis of performance of the Company, the corresponding business unit or function and his/her own performance.

(v) The total remuneration of KMPs decreased by 3% while the revenue in FY2015 grew by 4% and EBITDA decreased by 10%.

(vi)

	PARTICULARS	31 MARCH 2015	31 MARCH 2014
a)	Market Capitalization	₹ 59,442 crores	₹ 43,614 crores
b)	Price Earnings Ratio	26.9	20.3
c)	The closing price of the Company's equity shares on the NSE and BSE as on 31 March 2015 was ₹ 3,488.75 and ₹ 3,487.45 respectively. As on 31 March 2015, the value of portfolio of an Indian investor who invested ₹ 1,000 in Company's IPO in August, 1986 and ₹ 1,250 in rights issue in August, 1989 and held on to these till date would have been ₹ 18.84 million (adjusted for bonuses and sub-division). This is excluding the value of dividend pay-outs and bonus debentures.		

(vii) Average percentage increase in the salaries of employees other than KMPs for FY2015 was 16% as compared to FY2014. There was a decrease of 3% in the total remuneration of KMPs for the same period.

(viii)Key parameters for variable component of remuneration availed by the directors: Each Executive Director is entitled to receive a commission of up to 0.75% of the Company's net profit (calculated under the Companies Act). The Nomination, Governance and Compensation Committee recommends the commission payable to the Executive Directors after considering their achievements on financial and non-financial metrics and other evaluation criteria fixed by the Committee.

Non-executive Directors are entitled to receive an overall maximum commission of up to 0.50% of the Company's net profit (calculated under the Companies Act). The commission payable to Non-executive Directors is determined on the basis of their level of engagement and participation, time spent and their contribution in enhancing the Board's effectiveness. The commission is also determined by keeping in view the industry benchmarks.

(ix) None of the employees (who are not directors) receive remuneration in excess of the highest paid director.

(x) It is hereby affirmed that the remuneration paid during FY2015 is as per the remuneration policy of the Company.

K Satish Reddy
Chairman

ANNEXURE - VII

CONSERVATION OF ENERGY, RESEARCH AND DEVELOPMENT, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

(A) Conservation of energy -

During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹ 187.70 million.

Major categories of such investments are:

1. **Installation of Energy efficient equipment:** Major projects in this category include replacement of water ring vacuum pumps with oil ring vacuum pumps, adopting energy efficient technologies in HVAC systems, replacing single equipment for filtration and drying operations instead of separate equipment, replacement of old inefficient pumps, air compressors, HVAC blowers etc. with new ones which are energy economical.

2. **Optimization of processes consuming energy:** Major initiatives in the category include setting up side stream filtration systems for cooling towers (which would avoid scaling & corrosion of equipment thereby increasing the life and energy of cooling towers), brine utility optimization, bag house for boiler efficiency, optimizing steam and water distribution, installation of VFDs, optimizing furnace oil usage, reusing ETP water for gardening, better usage of day light, and introducing dynamic parameter controls through instrumentation.

3. **Identifying cheaper power sources both in-house and external:** Major initiatives include investing in dedicated feeder lines for purchasing open access power in place of DG sets during power holidays, building in-house Co-Gen plant to meet steam and power requirements, switching to Tata Power, introducing voltage stabilizers etc.

4. **Utilizing the alternate sources of energy:** Company has signed long term power supply contracts with solar power developers for supply of 22 MW solar power, out of which 11 MW is already operational and supplied with 14 million units during FY2015, which is 4.7% of total FY2015 power consumption. Additional 11 MW will add on during FY2016 and the total solar power supply will become 33 million units, which is 10% of total power consumption.

5. **Steps in progress for increasing the utilization of alternate sources of energy:** Work in progress to set up 15 MW captive solar power plants with joint venture partners. Further, the Company is planning to sign additional 23 MW long term power supply contracts with solar power developers. Overall the utilization of alternate sources of energy to become 25% of total power consumption.

(B) Technology absorption

i.	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a Pilot Plant and thereafter commercial production is performed. Innovation is embarked on by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology.
ii.	Benefits derived like product improvement, cost reduction, product development or import substitution.	Successful development of complex generics products accomplished through Innovation and science. Improved quality by adopting Quality by Design concept. Technology adoption yielded improvement in robustness, and cost.
iii.	In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) - a) Details of technology imported b) Year of import c) Whether the technology been fully absorbed d) If not fully absorbed, areas where absorption has not taken place, and the reasons thereof; and	No imported technology.

		FY2015	FY2014
iv.	the expenditure incurred on R&D		
	a) Capital (₹ million)	689	724
	b) Recurring (₹ million)	11,230	9,982
	c) Total (₹ million)	11,919	10,706
Total R&D expenditure as a percentage of total turnover		12.00%	11.10%

(C) Foreign exchange earnings and outgo

Please refer information given in the note nos. 2.33 and 2.34 - Notes to the accounts.

K Satish Reddy
Chairman

ANNEXURE - VIII

FORM NO. MGT-9

EXTRACT OF ANNUAL RETURN

as on the financial year ended on 31 March 2015

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

I REGISTRATION AND OTHER DETAILS

SL. NO.	PARTICULARS	DETAILS
i)	CIN	L85195TG1984PLC004507
ii)	Registration Date	24 February 1984
iii)	Name of the Company	Dr. Reddy's Laboratories Limited
iv)	Category/Sub-Category of the Company	Public Company/Limited by Shares
v)	Address of the Registered office and contact details	8-2-337, Road No. 3, Banjara Hills, Hyderabad- 500 034 Tel: +91-40-4900 2900 Fax: +91-40-4900 2999 Email id: shares@drreddys.com
vi)	Whether listed company Yes/No	Yes
vii)	Name, Address and Contact details of Registrar and Transfer Agent, if any	M/s. Bigshare Services Private Limited 306, Right wing, 3rd floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad - 500 082 Tel: +91-40-2337 4967 Fax: +91-40-2337 0295 Email id: bsshyd@bigshareonline.com

II. PRINCIPAL BUSINESS ACTIVITES OF THE COMPANY

All the business activities contributing 10% or more of the total turnover of the company are given below:

SL. NO.	NAME AND DESCRIPTION OF MAIN PRODUCTS/ SERVICES	NIC CODE OF THE PRODUCT/SERVICE	% TO TOTAL TURNOVER OF THE COMPANY
1	Pharmaceuticals	210	100%

III. PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES

SL. NO.	NAME OF THE COMPANY	ADDRESS OF THE COMPANY	CIN/GLN	HOLDING/ SUBSIDIARY/ ASSOCIATE	% OF SHARES HELD*	APPLICABLE SECTION
1	Dr. Reddy's New Zealand Limited	Level 6, 63, Albert Street, Auckland, New Zealand.	NA	Subsidiary	100	2(87)(ii)
2	Dr. Reddy's Laboratories (Australia) Pty. Limited	Level 9, 492, St Kilda Road, Melbourne, Victoria - 3004, Australia	NA	Subsidiary	100	2(87)(ii)
3	Dr. Reddy's Laboratories (Proprietary) Ltd.	The Place,1 Sandton Drive, Sandton 2196. South Africa	NA	Subsidiary	100	2(87)(ii)
4	Dr. Reddy's Venezuela, C.A.	Av. Orinoco, Edf. Centro Empresarial Premium, Piso 3, Urb. Las Mercedes, Caracas 1080, Venezuela	NA	Subsidiary	100	2(87)(ii)
5	Dr. Reddy's Laboratories Inc.	107 College Road East, Princeton, New Jersey - 08540	NA	Subsidiary	100	2(87)(ii)
6	Promius Pharma LLC	107 College Road East, Princeton, New Jersey - 08540	NA	Subsidiary	100	2(87)(ii)
7	Dr. Reddy's Laboratories Louisiana LLC	8800 Line Avenue, Shreveport, LA 71106-6717	NA	Subsidiary	100	2(87)(ii)
8	Dr. Reddy's Laboratories Tennessee, LLC	201 Industrial Drive, Bristol, TN 37620-5413	NA	Subsidiary	100	2(87)(ii)
9	Reddy Pharma Italia S.p.A	Milan,via Fernanda Wittgens n.3, Italy	NA	Subsidiary	100	2(87)(ii)
10	Dr. Reddy's SRL	Milan,via Fernanda Wittgens n.3, Italy	NA	Subsidiary	100	2(87)(ii)

SL. NO.	NAME OF THE COMPANY	ADDRESS OF THE COMPANY	CIN/GLN	HOLDING/ SUBSIDIARY/ ASSOCIATE	% OF SHARES HELD*	APPLICABLE SECTION
11	Reddy Pharma Iberia SA	Avenida de Aragon 330, Parque Empresarial "las Mercedes", Edificio 5, Planta 3a, 28022, Madrid. Spain.	NA	Subsidiary	100	2(87)(ii)
12	Dr. Reddy's Farmaceutica Do Brasil Ltda.	AV. Guido Caloi, 1985 - JD. SAO Luis - Sao Paulo, Brazil.	NA	Subsidiary	100	2(87)(ii)
13	Dr. Reddy's Laboratories (UK) Limited	Unit 6, Riverview Road, Beverly, East Yorkshire, HU17 Old. UK.	NA	Subsidiary	100	2(87)(ii)
14	Dr. Reddy's Laboratories (EU) Limited	Riverview Road, Beverly, East Yorkshire, HU17 Old. UK.	NA	Subsidiary	100	2(87)(ii)
15	Chirotech Technology Limited	Chirotech Technology centre, 410 Cambridge Science Park, Milton Road, UK.	NA	Subsidiary	100	2(87)(ii)
16	Kunshan Rotam Reddy Pharmaceutical Co. Limited	258, Huang Pu Jiang Zhong Lu, Kunshan, Jiangsu, P.R.China- 215300. China.	NA	Subsidiary	51.33	2(87)(ii)
17	OOO Dr. Reddy's Laboratories Limited	20, Ovchinnikovskaya Emb, Moscow. Russia.	NA	Subsidiary	100	2(87)(ii)
18	Dr. Reddy's Laboratories Romania SRL	71, Nicolac Caramfil, floor 5, space 10, 014142 Bucharest 1, Romania	NA	Subsidiary	100	2(87)(ii)
19	Reddy Specialities GmbH	Kobelweg-95, 86156 Augsburg, Germany.	NA	Subsidiary	100	2(87)(ii)
20	beta Institut gemeinnützige GmbH	Kobelweg-95, 86156 Augsburg, Germany.	NA	Subsidiary	100	2(87)(ii)
21	betapharm Arzneimittel GmbH	Kobelweg-95, 86156 Augsburg, Germany.	NA	Subsidiary	100	2(87)(ii)
22	Reddy Holding GmbH	Kobelweg-95, 86156 Augsburg, Germany.	NA	Subsidiary	100	2(87)(ii)
23	Lacock Holdings Ltd	10, Diomidious Street, Alphamega Akropolis Bldg, 3rd floor, Office 401, 2024 Nicosia, Cyprus	NA	Subsidiary	100	2(87)(ii)
24	Reddy Netherlands B.V.	Prins Bernhardplein 200, 1097 JB Amsterdam, Netherlands.	NA	Subsidiary	100	2(87)(ii)
25	Reddy Antilles N.V.	Landhuis Joonchi Kaya Richard Beajon z/n., Curacao	NA	Subsidiary	100	2(87)(ii)
26	Dr. Reddy's Laboratories SA	Elisabethenanlage 11, CH-4051, Basel, Switzerland.	NA	Subsidiary	100	2(87)(ii)
27	Dr. Reddy's Laboratories International SA	Elisabethenanlage 11, CH-4051, Basel, Switzerland.	NA	Subsidiary	100	2(87)(ii)
28	Industrias Quimicas Falcon de Mexico, S.A.	Carr.Federal Cuernavaca -Cuautla Kn.4.5, Civac, Jiutepec, Mor, Mexico 62578.	NA	Subsidiary	100	2(87)(ii)
29	Aurigene Discovery Technologies (Malaysia) SDN BHD	Aras 2, kompleks Pengurusan Penyelidikan & Inovasi (Level 2, Research Management & Innovation complex), University of Malaya, lembah Pantai 50603, Kuala Lumpur. Malaysia.	NA	Subsidiary	100	2(87)(ii)
30	Dr. Reddy's Laboratories New York, Inc.	2425 Matheson Blvd. East, 7th Floor, Mississauga, ON L4W 5K4	NA	Subsidiary	100	2(87)(ii)
31	Dr. Reddy's Laboratories, LLC	121A, Lenin str., v. Velika, Oleksandrivka, Borispil region, Kyiv oblast, Ukraine.	NA	Subsidiary	100	2(87)(ii)
32	OctoPlus B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
33	OctoShare B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)

SL. NO.	NAME OF THE COMPANY	ADDRESS OF THE COMPANY	CIN/GLN	HOLDING/ SUBSIDIARY/ ASSOCIATE	% OF SHARES HELD*	APPLICABLE SECTION
34	OctoPlus Development B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
35	OctoPlus Technologies B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
36	OctoPlus Science B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
37	OctoPlus PolyActive Science B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
38	Chienna B.V., Netherlands	Zernikedreef 12,23333 CL Leiden, The Netherlands	NA	Subsidiary	100	2(87)(ii)
39	Dr. Reddy's Laboratories Canada Inc.	1974 State Route 145, Middleburgh, NY 12122	NA	Subsidiary	100	2(87)(ii)
40	Dr. Reddy's Singapore PTE.LTD.	16, Raffles Quay # 33-03 Hong Leong Bldg, Singapore- 048581. Singapore	NA	Subsidiary	100	2(87)(ii)
41	Dr. Reddy's Laboratories SAS., Bogota, Colombia.	Avenida Carrera 9, No. 113-52, Edificio Torres Unidas 2, Bogotá D.C, Colombia	NA	Subsidiary	100	2(87)(ii)
42	Aurigene Discovery Technologies Inc.	107 College Road East, Princeton, New Jersey - 08540	NA	Subsidiary	100	2(87)(ii)
43	Euro Bridge Consulting B.V., Netherlands	Prins Bernhardplein 200, 1097 JB Amsterdam, Netherlands.	NA	Subsidiary	100	2(87)(ii)
44	OOO DRS LLC	20, Ovchinnikovskaya Emb, Moscow. Russia.	NA	Subsidiary	100	2(87)(ii)
45	Reddy Cheminor S.A. (under liquidation)	Chez Me Haucourt Vannier, 6,8 Rue Du Docteur Maunoury, BP 218, 28004, Chartres Cedex	NA	Subsidiary	100	2(87)(ii)
46	Aurigene Discovery Technologies Limited.	39-40, KIADB Industrial Area, Electronic City Phase II, Bengaluru - 560100, India	U24239KA2001PLC029391	Subsidiary	100	2(87)(ii)
47	DRL Impex Limited	7-1-27, Ameerpet, Hyderabad-500016, India	U65990TG1986PLC006695	Subsidiary	100	2(87)(ii)
48	Dr. Reddy's Bio-Sciences Limited	7-1-27, Ameerpet, Hyderabad-500016, India	U72200TG2000PLC034765	Subsidiary	100	2(87)(ii)
49	Idea2Enterprises (India) Pvt. Limited	7-1-27, Ameerpet, Hyderabad-500016, India	U72200TG2000PTC034473	Subsidiary	100	2(87)(ii)
50	Cheminor Investments Limited	7-1-27, Ameerpet, Hyderabad-500016, India	U67120TG1990PLC010931	Subsidiary	100	2(87)(ii)
51	Dr. Reddy's Pharma SEZ Limited	7-1-27, Ameerpet, Hyderabad-500016, India	U24233TG2009PLC064271	Subsidiary	100	2(87)(ii)
52	I-Ven Pharma Capital Limited (Liquidated vide High Court order dated December 4, 2014)	39-40 KIADB Industrial Area, Electronics City Phase II, Bengaluru-560 100, India	U24231KA2005PLC035853	Subsidiary	100	2(87)(ii)
53	DRSS Solar Power Private Limited	C2, Pooja Plaza, Vikrampuri, Secunderabad, Telangana - 500009	U40101TG2013PTC090678	Joint Venture	26	2(6)
54	DRANU LLC	C/o. Emerging Enterprise Centre, 1000 Winter Street, Suite 4000, Waltham, MA 02451, USA	NA	Joint Venture	50	2(6)

* Represents aggregate % of shares held by the Company and/or its subsidiaries.

IV. SHAREHOLDING PATTERN (EQUITY SHARE CAPITAL BREAKUP AS PERCENTAGE OF TOTAL EQUITY)

i) Category-wise Shareholding

CATEGORY OF SHAREHOLDERS	NO. OF SHARES HELD AT THE BEGINNING OF THE YEAR				NO. OF SHARES HELD AT THE END OF THE YEAR				% CHANGE DURING THE YEAR
	DEMAT	PHYSICAL	TOTAL	% OF TOTAL SHARES	DEMAT	PHYSICAL	TOTAL	% OF TOTAL SHARES	
A. PROMOTERS									
(1) Indian									
a) Individual/HUF	3,688,528	0	3,688,528	2.17	3,688,528	0	3,688,528	2.16	(0.01)
b) Central Govt.	0	0	0	0	0	0	0	0	0
c) State Govt(s).	0	0	0	0	0	0	0	0	0
d) Bodies Corp.	39,729,284	0	39,729,284	23.35	39,729,284	0	39,729,284	23.32	(0.03)
e) Banks/FI	0	0	0	0	0	0	0	0	0
f) Any other	0	0	0	0	0	0	0	0	0
Sub-total (A)(1)	**43,417,812**	**0**	**43,417,812**	**25.52**	**43,417,812**	**0**	**43,417,812**	**25.48**	**(0.04)**
(2) Foreign									
a) NRIs-Individuals	0	0	0	0	0	0	0	0	0
b) Other-Individuals	0	0	0	0	0	0	0	0	0
c) Bodies Corp.	0	0	0	0	0	0	0	0	0
d) Banks/FI	0	0	0	0	0	0	0	0	0
e) Any other	0	0	0	0	0	0	0	0	0
Sub-total (A)(2)	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total shareholding of Promoter (A)=(A)(1)+(A)(2)	**43,417,812**	**0**	**43,417,812**	**25.52**	**43,417,812**	**0**	**43,417,812**	**25.48**	**(0.04)**
B. PUBLIC SHAREHOLDING									
(1) Institutions									
a) Mutual funds/UTI	8,317,433	2,926	8,320,359	4.89	6,007,893	2,926	6,010,819	3.52	(1.37)
b) Banks/FI	97,723	4,958	102,681	0.06	158,310	4,958	163,268	0.10	0.04
c) Central Govt.	-	-	-	-	-	-	-	-	-
d) State Govt(s).	-	-	-	-	-	-	-	-	-
e) Venture Capital Funds	-	-	-	-	-	-	-	-	-
f) Insurance Companies	2,278,343	400	2,278,743	1.34	3,092,629	400	3,093,029	1.82	0.48
g) FIIs	58,342,621	11,000	58,353,621	34.30	66,200,413	11,000	66,211,413	38.86	4.56
h) Foreign Venture Capital funds	-	-	-	-	-	-	-	-	-
i) Others (specify)	-	-	-	-	-	-	-	-	-
Sub-total (B)(1)	**69,036,120**	**19,284**	**69,055,404**	**40.59**	**75,459,245**	**19,284**	**75,478,529**	**44.30**	**3.71**
(2) Non-Institutions									
a) Bodies Corp									
i) Indian	10,933,699	22,016	10,955,715	6.44	7,299,271	22,016	7,321,287	4.30	(2.14)
ii) Overseas	-	-	-	-	-	-	-	-	-
b) Individuals									
i) Individual shareholders holding nominal share capital upto ₹ 1 lakh	10,316,191	1,636,927	11,953,118	7.03	10,309,680	1,489,172	11,798,852	6.92	(0.11)
ii) Individual shareholders holding nominal share capital in excess of ₹ 1 lakh	961,098	63,778	1,024,876	0.60	773,867	63,778	837,645	0.49	(0.11)

CATEGORY OF SHAREHOLDERS	NO. OF SHARES HELD AT THE BEGINNING OF THE YEAR				NO. OF SHARES HELD AT THE END OF THE YEAR				% CHANGE DURING THE YEAR
	DEMAT	PHYSICAL	TOTAL	% OF TOTAL SHARES	DEMAT	PHYSICAL	TOTAL	% OF TOTAL SHARES	
c) Others (specify)									
i) Trust	317,467	-	317,467	0.19	372,010	-	372,010	0.22	0.03
ii) Clearing Member	459,993	-	459,993	0.27	214,352	-	214,352	0.13	(0.14)
iii) NRIs	1,645,061	631,038	2,276,099	1.34	1,567,580	593,366	2,160,946	1.27	(0.07)
iv) Foreign Nationals	6,149	-	6,149	-	5,884	-	5,884	-	-
Sub-total (B)(2)	24,639,658	2,353,759	26,993,417	15.87	20,542,644	2,168,332	22,710,976	13.33	(2.54)
Total Public Shareholding (B)=(B)(1)+ (B)(2)	93,675,778	2,373,043	96,048,821	56.46	96,001,889	2,187,616	98,189,505	57.63	1.17
C. SHARES HELD BY CUSTODIAN FOR ADRS	30,642,235	-	30,642,235	18.02	28,773,857	-	28,773,857	16.89	(1.13)
Grand Total (A+B+C)	167,735,825	2,373,043	170,108,868	100	168,193,558	2,187,616	170,381,174	100	-

ii) Shareholding of Promoters

SL. NO.	CATEGORY OF SHAREHOLDERS	NO. OF SHARES HELD AT THE BEGINNING OF THE YEAR			NO. OF SHARES HELD AT THE END OF THE YEAR			% CHANGE DURING THE YEAR
		NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY	% OF SHARES PLEDGED/ ENCUMBERED TO TOTAL SHARES*	NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY	% OF SHARES PLEDGED/ ENCUMBERED TO TOTAL SHARES*	
1	Dr. Reddy's Holding Limited	39,729,284	23.36	-	39,729,284	23.32	-	(0.04)
2	Mr. Satish Reddy	1,205,832	0.71	-	1,205,832	0.71	-	-
3	Ms. K Samrajyam	1,115,360	0.65	-	1,115,360	0.65	-	-
4	Mr. G V Prasad	1,365,840	0.80	-	1,365,840	0.80	-	-
5	Ms. G Anuradha	1,496	0.00	-	1,496	0.00	-	-
6	Ms. K Deepti Reddy	0	0	-	0	0	-	-
7	APS Trust	0	0	-	0	0	-	-
8	VSD Holdings & Advisory LLP	0	0	-	0	0	-	-
9	K Satish Reddy (HUF)	0	0	-	0	0	-	-
10	Ms. G Vani Sanjana Reddy	0	0	-	0	0	-	-
11	Ms. G Mallika Reddy	0	0	-	0	0	-	-
12	G V Prasad (HUF)	0	0	-	0	0	-	-
		43,417,812	25.52		43,417,812	25.48		(0.04)

* The term "encumbrance" has the same meaning as assigned to it in regulation 28(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. Shareholders listed under Sl. No. 1 to 12 are disclosed as promoters under regulation 30(2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 as on March 31, 2015.

iii) Change in Promoters' Shareholding

	SHAREHOLDING AT THE BEGINNING OF THE YEAR		CUMULATIVE SHAREHOLDING DURING THE YEAR	
	NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY	NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY
At the beginning of the year	43,417,812	25.52		
Date wise Increase/Decrease in Promoters Shareholding during the year specifying the reasons for increase/decrease (e.g. allotment/transfer/bonus/sweat equity etc):			There is no increase or decrease in Promoters' Shareholding during the year	
At the End of the year	43,417,812	25.48*		

* The decrease in % of total shares of the company from 25.52 to 25.48 is due to ESOP allotment.

iv) Shareholding pattern of top ten Shareholders (other than Directors, Promoters and holders of GDRs and ADRs)

SL. NO.	NAME	SHAREHOLDING AT THE BEGINNING OF THE YEAR		SHAREHOLDING AT THE END OF THE YEAR	
		NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY	NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY
1	National Westminster Bank Plc. as Depositary of First State Asia Pacific Leaders Fund - a sub-fund of First State Investments ICVC	4,775,689	2.81	4,775,689	2.80
2	ICICI Prudential Life Insurance Company Ltd.	3,531,404	2.08	1,487,303	0.87
3	Government of Singapore	2,446,719	1.44	2,169,659	1.27
4	National Westminster Bank Plc. as Depositary of First State Global Emerging Markets Leaders Fund - a sub-fund of First State Investments ICVC	2,193,728	1.29	2,046,790	1.20
5	Abu Dhabi Investment Authority - Gulab	1,502,479	0.88	1,820,296	1.07
6	FIL Investments (Mauritius) Ltd.#	1,462,761	0.86	-	-
7	Franklin Templeton Investment Funds	1,422,755	0.84	2,712,381	1.59
8	SBI Life Insurance Co. Ltd.	1,223,997	0.72	763,650	0.45
9	Fidelity Funds Emerging Markets Fund#	1,133,489	0.67	-	-
10	First State Investments (Hongkong) Limited A/c. First State Asian Equity Plus Fund	967,079	0.57	1,046,214	0.61
11	Oppenheimer Developing Markets Fund*	-	-	6,630,499	3.89
12	Europacific Growth Fund*	-	-	2,864,619	1.68

* Not in the list of Top 10 shareholders as on April 1, 2014 but were one of the Top 10 shareholders as on March 31, 2015.
# Ceased to be in the list of Top 10 shareholders as on March 31, 2015 but were one of the Top 10 shareholder as on April 1, 2014.

v) Shareholding of Directors and Key Managerial personnel

SL. NO.	NAME	DATE	SHAREHOLDING AT THE BEGINNING OF THE YEAR		INCREASE/ (DECREASE) IN SHAREHOLDING, IF ANY	REASON	CUMULATIVE SHAREHOLDING DURING THE YEAR	
			NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY			NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY
DIRECTORS								
1	Mr. Satish Reddy	01.04.2014	1,205,832	0.71				
	Chairman	31.03.2015	1,205,832	0.71			1,205,832	0.71
2	Mr. G V Prasad	01.04.2014	1,365,840	0.80				
	Co-Chairman & CEO	31.03.2015	1,365,840	0.80			1,365,840	0.80
3	Dr. Omkar Goswami	01.04.2014	22,800	0.01				
	Independent Director	31.03.2015	22,800	0.01			22,800	0.01
4	Mr. Ravi Bhoothalingam	01.04.2014	22,800	0.01				
	Independent Director	31.03.2015	22,800	0.01			22,800	0.01
5	Ms. Kalpana Morparia	01.04.2014	10,800	0.01				
	Independent Director	31.03.2015	10,800	0.01			10,800	0.01
6	Dr. Ashok S Ganguly	01.04.2014	4,800	0.00				
	Independent Director	31.03.2015	4,800	0.00			4,800	0.00
7	Mr. Sridar Iyengar	01.04.2014	0	0				
	Independent Director	31.03.2015	0	0			0	0
8	Dr. Bruce L A Carter*	01.04.2014	11,800	0.01				
	Independent Director	31.03.2015	11,800	0.01			11,800	0.01
9	Dr. J P Moreau*	01.04.2014	0	0				
	Independent Director	31.03.2015	0	0			0	0
10	Mr. Anupam Puri*	01.04.2014	21,300	0.01				
	Independent Director	31.03.2015	21,300	0.01			21,300	0.01

SL. NO.	NAME	DATE	SHAREHOLDING AT THE BEGINNING OF THE YEAR		INCREASE/ (DECREASE) IN SHAREHOLDING, IF ANY	REASON	CUMULATIVE SHAREHOLDING DURING THE YEAR	
			NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY			NO. OF SHARES	% OF TOTAL SHARES OF THE COMPANY
KEY MANAGERIAL PERSONNEL (KMPs)								
11	Mr. Saumen Chakraborty President & CFO	01.04.2014	24,000	0.01				
		02.06.2014			11,625	ESOP	35,625	0.02
		28.08.2014			1,010	Sale	34,615	0.02
		01.09.2014			1,000	Sale	33,615	0.02
		03.09.2014			1,000	Sale	32,615	0.02
		16.09.2014			1,000	Sale	31,615	0.02
		17.09.2014			1,615	Sale	30,000	0.02
		25.11.2014			1,034	Sale	28,966	0.02
		27.11.2014			1,966	Sale	27,000	0.02
		31.03.2015	27,000	0.02				
12	Mr. Sandeep Poddar Company Secretary	01.04.2014	550	0.00				
		02.06.2014			480	ESOP	1,030	0.00
		07.07.2014			30	Sale	1,000	0.00
		27.08.2014			20	Sale	980	0.00
		28.08.2014			25	Sale	955	0.00
		09.09.2014			25	Sale	930	0.00
		16.09.2014			15	Sale	915	0.00
		17.09.2014			15	Sale	900	0.00
		07.11.2014			20	Sale	880	0.00
		25.11.2014			20	Sale	860	0.00
		26.11.2014			30	Sale	830	0.00
		31.03.2015	830	0.00				

* Holding ADRs.

V. INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due for payment

(₹ MILLION)

	SECURED LOANS EXCLUDING DEPOSITS	UNSECURED LOANS	DEPOSITS	TOTAL INDEBTEDNESS
Indebtedness at the beginning of the financial year (April 1, 2014)				
i) Principal Amount	17	26,645	-	26,662
ii) Interest due but not paid	-	-	-	-
iii) Interest accrued but not due	-	41	-	41
Total (i+ii+iii)	17	26,686	-	26,703
Change in Indebtedness during the financial year				
Addition, net	-	4,602	-	4,602
Reduction, net	3	-	-	3
Interest accrued but not due on loan	-	24	-	24
Net Change	(3)	4,626	-	4,623
Indebtedness at the end of the financial year (March 31, 2015)				
i) Principal Amount	14	31,247	-	31,261
ii) Interest due but not paid	-	-	-	-
iii) Interest accrued but not due	-	65	-	65
Total (i+ii+iii)	14	31,312	-	31,326

VI. REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

A) Remuneration of Managing Director, Whole-time Director and/or Manager

(₹ MILLION)

SL. NO.	PARTICULARS OF REMUNERATION	NAME OF MD/WTD/MANAGER		TOTAL AMOUNT
		SATISH REDDY	G V PRASAD	
1	Gross Salary			
	(a) Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	6.36	6.36	12.72
	(b) Value of perquisites under Section 17(2) Income-tax Act, 1961	0.66	0.66	1.32
	(c) Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	-	-	-
2	Stock Option	-	-	-
3	Sweat Equity	-	-	-
4	Commission			
	- as a % of profit	85.00	120.00	205.00
	- others	-	-	-
5	Others, please specify			
	- Company provided Car	4.08	1.82	5.90
	- Company's contribution to PF	0.50	0.50	1.00
Total (A)		96.60	129.34	225.94
	Ceiling as per the Act	₹ 2092.1 million (being 10% of the net profits of the Company calculated as per Section 198 of the Companies Act, 2013)		

B) Remuneration of other directors

(₹ MILLION)

SL. NO.	PARTICULARS OF REMUNERATION	NAME OF DIRECTORS								TOTAL AMOUNT
		DR. OMKAR GOSWAMI	RAVI BHOOTHALINGAM	KALPANA MORPARIA	DR. ASHOK S GANGULY	SRIDAR IYENGAR	DR. BRUCE L A CARTER	DR. J P MOREAU	ANUPAM PURI	
1	**Independent Directors**									
	- Fee for attending Board and Committee meetings	-	-	-	-	-	-	-	-	-
	- Commission	9.37	9.99	10.30	9.37	10.37	10.06	9.74	10.90	80.10
	- Others, please specify	-	-	-	-	-	-	-	-	-
	Total (1)	9.37	9.99	10.30	9.37	10.37	10.06	9.74	10.90	80.10
2	**Other Non-Executive Directors**									
	- Fee for attending Board and Committee meetings	-	-	-	-	-	-	-	-	-
	- Commission	-	-	-	-	-	-	-	-	-
	- Others, please specify	-	-	-	-	-	-	-	-	-
	Total (2)	-	-	-	-	-	-	-	-	-
	Total (B)=(1+2)	9.37	9.99	10.30	9.37	10.37	10.06	9.74	10.90	80.10
	Overall Ceiling as per Act	₹ 209.21 million (being 1% of the net profits of the Company calculated as per Section 198 of the Companies Act, 2013)								
	Total Managerial Remuneration* (Total of A and B)									306.04

* Total remuneration to Managing/Whole-time Directors and other Directors.

C) Remuneration of Key Managerial Personnel other than MD/WTD/Manager

(₹ MILLION)

SL. NO.	PARTICULARS OF REMUNERATION	KEY MANAGERIAL PERSONNELS			TOTAL AMOUNT
		CEO	CFO	COMPANY SECRETARY	
			SAUMEN CHAKRABORTY	SANDEEP PODDAR	
1	**Gross Salary**	Not Applicable			
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961		21.80	3.77	25.57
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961		0.59	0.02	0.61
	(c) Profits in lieu of salary under section 17(3) Income- tax Act, 1961		-	-	-
2	Stock Option*		8.54	1.11	9.65
3	Sweat Equity		-	-	-
4	Commission		-	-	-
	- as a % of profit		-	-	-
	- others		-	-	-
5	Others, please specify				
	- Company's contribution to PF		0.78	0.17	0.95
	Total		31.71	5.07	36.78

* Represent intrinsic value (as on grant date) of stock options granted during FY2015. These options vest in 4 years (@25% each year) subject to continued service.

VII. PENALTIES/PUNISHMENT/COMPOUNDING OF OFFENCES

TYPE	SECTION OF THE COMPANIES ACT	BRIEF DESCRIPTION	DETAILS OF PENALTY/ PUNISHMENT/ COMPOUNDING FEES IMPOSED	AUTHORITY (RD/NCLT/COURT)	APPEAL MADE, IF ANY (GIVE DETAILS)
A. COMPANY					
Penalty					
Punishment					
Compounding					
B. DIRECTORS					
Penalty					
Punishment			NIL		
Compounding					
C. OTHER OFFICERS IN DEFAULT					
Penalty					
Punishment					
Compounding					

K Satish Reddy
Chairman

Standalone Financial Statements

INDEPENDENT AUDITORS' REPORT

To the members of Dr. Reddy's Laboratories Limited

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the balance sheet as at 31 March 2015, the statement of profit and loss and the cash flow statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management's Responsibility for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 ("the Act") with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2015 and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2015 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the Annexure a statement on the matters specified in paragraph 3 and 4 of the Order, to the extent applicable.
2. As required by Section 143(3) of the Act, we report that:
   (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
   (c) The balance sheet, the statement of profit and loss and the cash flow statement dealt with by this Report are in agreement with the books of account;
   (d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014;
   (e) On the basis of the written representations received from the directors as on 31 March 2015 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2015 from being appointed as a director in terms of Section 164(2) of the Act; and

INDEPENDENT AUDITORS' REPORT (CONTINUED)

(f) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its financial statements - Refer Note 2.25 to the financial statements;

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivative contracts; and

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Supreet Sachdev
Partner
Membership No.: 205385

Place : Hyderabad
Date : 12 May 2015

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT ON THE STANDALONE FINANCIAL STATEMENTS

The Annexure referred to in the independent auditors' report of even date to the members of Dr. Reddy's Laboratories Limited ("the Company") on the standalone financial statements for the year ended 31 March 2015, we report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which all the fixed assets are verified in a phased manner over a period of 3 years. In our opinion, the periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

ii. (a) Inventories, except goods-in-transit and stocks lying with third parties have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Company has granted unsecured loans to seven subsidiary companies covered in the register maintained under Section 189 of the Companies Act, 2013 ("the Act").

(b) In the case of the loans granted to the companies listed in the register maintained under Section 189 of the Act, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest, wherever applicable.

(c) There are no overdue amounts of more than rupees one lakh in respect of the loans granted to any of the companies, firms and other parties covered in the register maintained under section 189 of the Act.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. The Company has not accepted any deposits from the public.

vi. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for the maintenance of cost records under Section 148(1) of the Act, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

vii. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including provident fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, duty of customs, duty of excise, value added tax, cess and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, duty of customs, duty of excise, value added tax, cess and other material statutory dues were in arrears as at 31 March 2015 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, the dues set out in Appendix - 1 in respect of income tax, sales tax, service tax, duty of customs, duty of excise and value added tax have not been deposited with the appropriate authorities on account of disputes. As explained to us, the Company did not have any disputed dues on account of wealth tax and cess.

(c) According to the information and explanations given to us, the amounts which were required to be transferred to the investor education and protection fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules there under has been transferred to such fund within time.

viii. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

ix. In our opinion and according to the information and explanations given to us, the Company, has not defaulted in repayment of dues to its bankers or to any financial institutions, or to debenture holders during the year.

x. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT ON THE STANDALONE FINANCIAL STATEMENTS (CONTINUED)

xi. In our opinion and according to the information and explanations given to us by the management, term loans availed by the Company were applied for the purposes for which the loans were obtained.

xii. According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Supreet Sachdev
Partner
Membership No.: 205385

Place : Hyderabad
Date : 12 May 2015

Appendix 1 as referred to in paragraph vii (b) of annexure to the Independent Auditors' Report

Name of the Statute	Nature of dues	Amount in ₹ Million	Forum where the dispute is pending	Period to which the amount relates
Income Tax Act, 1961	Income Tax	-	Commissioner Appeals	2002-2006
		166	Income Tax Appellate Tribunal	1992-2009
		9	High Court	1990-1994
Central Excise Act, 1944	Duty	1,497	Appellate Authority - upto Commissioners	2004-2015
		268	CESTAT	1998-2013
		35	High court	2002-2010
	Interest	7	CESTAT	2004-2008
	Penalty	8	CESTAT	2004-2008
Customs Act,1962	Duty	26	Appellate Authority - upto Commissioners	2003-2014
		18	Supreme Court	1992-1999
	Penalty	16	Supreme Court	1992-1999
	Interest	1	Appellate Authority - upto Commissioners	2014-2015
Finance Act, 1994	CENVAT Credit of Service Tax	271	CESTAT	2006-2013
		317	Appellate Authority - upto Commissioners	2006-2015
		13	High Court	2005-2008
	Penalty	206	CESTAT	2006-2012
		2	Appellate Authority - upto Commissioners	2011-2014
Central Sales Tax Act and Sales Tax Acts of various states	Tax	143	Sales Tax Appellate Tribunal	2008-2009
		152	Appellate Authority - upto Commissioners	2004-2013
		5	High Court	2006-2013
	Penalty	45	Appellate Authority - upto Commissioners	2008-2013
		13	Sales Tax Tribunal	2005-2011
	Interest	1	Appellate Authority - upto Commissioners	2007-2013

Out of total dues, an amount of ₹ 336 million has been paid under protest for sales tax related matters, ₹ 117 million has been paid under protest for service tax related matters, ₹ 18 million has been paid for custom related matters and ₹ 9 million has been paid for excise related matters.

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	852	851
Reserves and surplus	2.2	105,488	92,439
		106,340	**93,290**
Non current liabilities			
Long term borrowings	2.3	9,391	9,015
Deferred tax liabilities, net	2.26	1,290	1,252
Other long term liabilities	2.4	255	47
Long term provisions	2.5	498	335
		11,434	**10,649**
Current liabilities			
Short term borrowings	2.3	21,857	17,630
Trade payables	2.6	7,160	8,423
Other current liabilities	2.4	12,374	10,294
Short term provisions	2.5	5,395	4,795
		46,786	**41,142**
	TOTAL	**164,560**	**145,081**
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	31,294	26,937
Intangible assets	2.7	1,200	546
Capital work-in-progress		4,883	5,761
Non current investments	2.8	17,601	17,401
Long term loans and advances	2.9	5,538	5,358
Other non current assets	2.15	11	-
		60,527	**56,003**
Current assets			
Current investments	2.10	21,022	10,664
Inventories	2.11	17,233	15,921
Trade receivables	2.12	47,117	45,615
Cash and bank balances	2.13	9,014	6,651
Short term loans and advances	2.14	8,657	8,287
Other current assets	2.15	990	1,940
		104,033	**89,078**
	TOTAL	**164,560**	**145,081**
Significant accounting policies	1		
The accompanying notes are an integral part of financial statements			

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
INCOME			
Sales, gross		99,703	95,777
Less: Excise duty		(829)	(820)
Sales, net		98,874	94,957
Service income		247	335
License fees		154	1,176
Other operating revenue	2.16	835	812
Revenue from operations		100,110	97,280
Other income	2.17	2,228	1,515
Total revenue		102,338	98,795
EXPENSES			
Cost of material consumed (including packing material consumed)		22,484	21,918
Purchase of stock-in-trade		5,261	4,690
Changes in inventories of finished goods,work-in-progress and stock-in-trade	2.18	(289)	(1,706)
Conversion charges		924	785
Employee benefits expense	2.19	14,909	14,199
Finance costs	2.20	638	783
Depreciation and amortisation expense	2.7	4,902	3,805
Other expenses	2.21	32,910	29,777
Total expenses		81,739	74,251
Profit before exceptional and extraordinary items and tax		20,599	24,544
Exceptional items		-	-
Profit before extraordinary items and tax		20,599	24,544
Extraordinary items		-	-
Profit before tax		20,599	24,544
Tax expense	2.22		
Current tax expense		3,767	4,901
Deferred tax expense		38	315
Profit for the year		16,794	19,328
Earnings per share	2.24		
Basic - Par value ₹ 5/- per share		98.60	113.67
Diluted - Par value ₹ 5/- per share		98.18	113.13
Number of shares used in computing earnings per share			
Basic		170,314,506	170,044,518
Diluted		171,056,969	170,857,689
Significant accounting policies	1		
The accompanying notes are an integral part of financial statements			

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy — Chairman
G V Prasad — Co-Chairman & Chief Executive Officer
Saumen Chakraborty — President & Chief Financial Officer
Sandeep Poddar — Company Secretary

CASH FLOW STATEMENT

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES		
Profit before taxation	20,599	24,544
Adjustments:		
Depreciation and amortisation expense	4,902	3,805
Provision for wealth tax	2	2
Dividend from mutual fund units	(26)	-
Stock compensation expense, net	519	472
Foreign exchange (gain) / loss, net	(2,348)	4,151
Profit on sale of current investments, net	(699)	(213)
Impairment / loss on de-recognition of intangible assets	208	86
Provision for decline in the value of non current investments	-	245
Dividend from subsidiary	(79)	(12)
Loss on sale of non current investments	-	166
Interest income	(941)	(1,022)
Finance costs	638	783
(Profit) / Loss on sale of fixed assets, net	120	(28)
Allowance for sales returns	660	782
Provision for inventory obsolescence	2,708	1,318
Provision for doubtful debts, net	98	29
Provision / (reversal of provision) for doubtful advances, net	198	(382)
Operating cash flows before working capital changes	**26,559**	**34,726**
Changes in operating assets and liabilities		
Trade receivables	(472)	(18,274)
Inventories	(4,020)	(1,974)
Trade payables	(1,272)	746
Other assets and liabilities, net	1,858	(739)
Cash generated from operations	**22,653**	**14,485**
Income taxes paid, net	(4,792)	(5,430)
Net cash from operating activities	**17,861**	**9,055**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of tangible and intangible assets	(9,625)	(8,718)
Proceeds from sale of fixed assets	84	273
(Increase) / decrease in deposit accounts (having original maturity of more than 3 months) and other bank balances	(2,919)	2,941
Purchase of investments	(35,946)	(35,810)
Proceeds from sale of investments	26,096	31,069
Dividend from mutual fund units	26	-
Dividend from subsidiary	79	12
Loans and advances repaid by subsidiaries	1,308	539
Interest received	732	886
Net cash used in investing activities	**(20,165)**	**(8,808)**

CASH FLOW STATEMENT (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of share capital	5	2
Redemption of 9.25% redeemable non-convertible debentures of ₹ 5/- each	-	(5,078)
Proceeds from long term borrowings	-	9,089
Repayment of short term borrowings	(21,220)	(35,230)
Proceeds from short term borrowings	27,370	35,306
Interest paid	(687)	(828)
Dividend paid (including dividend distribution tax)	(3,574)	(2,979)
Net cash from financing activities	1,894	282
Net increase / (decrease) in cash and cash equivalents	(410)	529
Cash and cash equivalents at the beginning of the year (refer note 2.13)	1,156	561
Effect of foreign exchange gain / (loss) on cash and cash equivalents	(146)	66
Cash and cash equivalents at the end of the year (refer note 2.13)	600	1,156
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	600	1,156
Other bank balances (refer note 2.13)	8,414	5,495
Cash and bank balances at the end of the year (refer note 2.13)	9,014	6,651
The accompanying notes are an integral part of financial statements		

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy — Chairman
G V Prasad — Co-Chairman & Chief Executive Officer
Saumen Chakraborty — President & Chief Financial Officer
Sandeep Poddar — Company Secretary

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with the accounting principles generally accepted in India (Indian GAAP). Indian GAAP comprises Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of Companies (Accounts) Rules, 2014, other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 2013 and guidelines issued by the Securities and Exchange Board of India (SEBI) (Collectively referred to as "IGAAP"). The financial statements are presented in Indian Rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful lives of tangible and intangible assets, valuation of inventories, assessment of recoverable amounts of deferred tax assets and cash generating units, provision for sales returns, provision for obligations relating to employees, provisions against litigations and contingencies. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non current classification

All the assets and liabilities have been classified as current or non current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets / liabilities include the current portion of non current assets / liabilities respectively. All other assets / liabilities are classified as non current.

d) Tangible fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Depreciation on tangible fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by the Company's management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Assets acquired on finance leases and lease hold improvements are depreciated over the period of the lease agreement or the useful life whichever is shorter.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss.

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

e) Borrowing costs

General and specific borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds. All other borrowing costs are recognised in the statement of profit and loss in the period in which they are incurred.

f) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure in making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

The Management's estimates of the useful lives for various categories of intangible assets are given below:

	Years
Customer contracts	2 to 5
Technical know-how	10
Product related intangibles	5 to 10
Copyrights and Patents (including marketing / distribution rights)	3 to 10
Others	3 to 5

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is significantly different from previous estimates, the amortisation period is changed accordingly.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible assets are recognised in the statement of profit and loss.

g) Investments

Investments that are readily realisable and are intended to be held for not more than 12 months from the date, on which such investments are made, are classified as current investments. All other investments are classified as non current investments.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each individual investment.

Non current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

h) Inventories

Inventories are valued at the lower of cost and net realisable value (NRV). Cost of inventories comprises all cost of purchase, production or conversion costs and other costs incurred in bringing the inventories to their present location and condition. In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. The cost of all categories of inventory is determined using weighted average cost method. NRV is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale.

i) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized as expense in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if:

a) the product or the process is technically and commercially feasible;

b) future economic benefits are probable and ascertainable;

c) the Company intends to and has sufficient resources, technical and financial, to complete development of the product and has the ability to use or sell the asset; and

d) development costs can be measured reliably.

j) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Other long term employee benefits

The Company's net obligation in respect of other long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognized in the statement of profit and loss in the period in which they arise.

Defined contribution plans

The Company's contributions to defined contribution plans are recognized in the statement of profit and loss as and when the services are received from the employees.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost calculated based on intrinsic value method i.e., the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

k) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are reported using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a non integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

l) Derivative instruments and hedge accounting

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and interest rates. The Company does not use derivatives for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS 11 (revised) " The Effect of Changes in Foreign Exchange Rates" in the statement of profit and loss. The changes in the fair value of foreign currency option contracts and swap contracts are recognised in the statement of profit and loss as they arise. Fair value of such option and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of AS 30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

Cashflow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

m) Revenue recognition

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is reasonably certain, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Revenue from the sale of goods includes excise duty and is net of returns, sales tax and applicable trade discounts and allowances.

Revenue includes shipping and handling costs billed to the customer.

Sales returns

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns. The estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Service Income

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognised over the term of the contract. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on a time proportion basis.

Export incentives

Export entitlements are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

n) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

Minimum Alternate Tax

Minimum Alternate Tax ("MAT") credit is recognized as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified period. Such asset is reviewed at each balance sheet date and the carrying amount of the MAT credit asset is written down to the extent there is no longer convincing evidence to the effect that the Company will pay normal income tax during the specified period.

o) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e., the average market value of the outstanding shares).

p) Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

q) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price. Value in use is the present value of the estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

If such recoverable amount of the asset or the recoverable amount of the CGU to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

r) Leases

At the inception of the lease, a lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

s) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short term" means investments having maturity of three months or less from the date of investment.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: NOTES TO FINANCIAL STATEMENTS

2.1: SHARE CAPITAL

PARTICULARS	AS AT 31 MARCH 2015		AS AT 31 MARCH 2014	
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
170,381,374 (previous year: 170,109,068) equity shares of ₹ 5/- each fully paid-up		852		851
Subscribed and fully paid-up				
170,381,174 (previous year: 170,108,868) equity shares of ₹ 5/- each fully paid-up	852		851	
Add: Forfeited share capital (e)	-	852	-	851
		852		851

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2015		AS AT 31 MARCH 2014	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	170,108,868	851	169,836,475	849
Add: Equity shares issued pursuant to employee stock option plan	272,306	1	272,393	2
Number of shares outstanding at the end of the year	170,381,174	852	170,108,868	851

(b) Terms / rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2015, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 20 (previous year: ₹18). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholding.

(c) Details of shareholders holding more than 5% shares in the Company

PARTICULARS	AS AT 31 MARCH 2015		AS AT 31 MARCH 2014	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.32	39,729,284	23.35
First State Investments Management (UK) Limited, First State Investments International Limited and their associates*	14,389,390	8.45	14,056,799	8.26

* *Does not include ADR holding.*

(d) 585,454 (previous year: 651,674) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan 2002" and 98,350 (previous year: 97,463) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007". (Refer note 2.30)

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Capital reserve		
Balance at the beginning of the year	267	267
Movement during the year	-	-
	267	**267**
Securities premium account		
Balance at the beginning of the year	19,157	18,815
Add: Employee stock options exercised during the year	434	342
	19,591	**19,157**
Employee stock options outstanding*		
Balance at the beginning of the year	815	685
Add: Amortisation during the year, net of forfeiture	519	472
Less: Employee stock options exercised during the year	(429)	(342)
	905	**815**
* Net of deferred employee stock compensation of ₹ 713 (previous year: ₹ 482)		
General reserve		
Balance at the beginning of the year	15,589	11,117
Add: Transferred from surplus	1,679	1,933
Add: Transferred from debenture redemption reserve	-	2,539
	17,268	**15,589**
Foreign currency translation reserve (a)		
Balance at the beginning of the year	17	373
Movement during the year	(225)	(356)
	(208)	**17**
Hedging reserve		
Balance at the beginning of the year	(5)	402
Movement during the year	51	(407)
	46	**(5)**
Debenture redemption reserve		
Balance at the beginning of the year	-	1,712
Add: Transferred from surplus	-	827
Less: Transferred to general reserve	-	(2,539)
	-	**-**
Surplus		
Balance at the beginning of the year	56,599	43,614
Add: Current year profit	16,794	19,328
Amount available for appropriation	**73,393**	**62,942**
Less: Appropriations:		
Proposed dividend on equity shares	3,408	3,062
Tax on proposed dividend	694	520
Dividend of previous years	6	3
Credit of dividend distribution tax (b)	(13)	(2)
Transferred to debenture redemption reserve	-	827
Transferred to general reserve	1,679	1,933
Balance carried forward	**67,619**	**56,599**
	105,488	**92,439**

(a) The foreign currency translation reserve comprises exchange difference on loans and advances that in substance form part of net investment in Industrias Quimicas Falcon de Mexico S.A. de C.V. (Mexico), a non-integral foreign operation as defined in AS 11 (Revised) on "The Effects of Changes in Foreign Exchange Rates". These exchange differences will be recognised in the statement of profit and loss in the event of disposal of such net investments.

(b) Credit of dividend distribution tax pertains to the availment of dividend distribution tax paid by Aurigene Discovery Technologies Limited, a subsidiary company on payment of dividend to the Company.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3: BORROWINGS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	8	13
Unsecured		
Sales tax deferment loan from the Government of Telangana (interest free) (b)	8	15
Long term loans from banks (c)	9,375	8,987
	9,391	9,015
B) Short term borrowings		
Unsecured		
From banks		
Packing credit loans (d)	20,857	17,630
Other short term borrowings (e)	1,000	-
	21,857	17,630

(a) Finance lease obligations are towards lease rentals payable for the vehicles leased by the Company. Lease rentals are paid in monthly instalment, with the last instalment due in April 2017.

(b) Sales tax deferment loan is repayable in 5 instalments, with the last instalment due on 31 March 2019.

(c) External Commercial Borrowings of USD 150 million carrying interest rate of LIBOR plus 125 bps and is repayable in five equal quarterly instalments ending in February 2019. As part of the loan arrangement, the Company is required to comply with certain financial covenants and the Company was in compliance with such covenants as at 31 March 2015 and 31 March 2014.

(d) Packing credit loans for the current year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 7.5 - 40 bps and RUB denominated loans carrying fixed interest rate of 9.80% - 22.30%, and are repayable within 3 to 12 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 20 - 85 bps, RUB denominated loans carrying interest rate of Moscow Prime Offered Rate plus 60 bps, RUB denominated loans carrying fixed interest rate of 7.20% - 7.75% per annum and INR denominated loans carrying fixed interest rate of 9.50% - 10%, and are repayable within 1 to 6 months from the date of drawdown.

(e) Other short term borrowing comprises of INR denominated loan carrying fixed interest rate of 10.00% and is repayable in April 2015.

2.4: OTHER LIABILITIES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Other long term liabilities		
Deferred revenue	67	47
Long term incentive plan	188	-
	255	47
B) Other current liabilities		
Current maturities of long term borrowings		
Finance lease obligations	6	4
Sales tax deferment loan from the Government of Telangana (interest free)	7	13
Due to capital creditors	2,048	1,714
Payable to subsidiary companies including step down subsidiaries	2,662	2,306
Interest accrued but not due on loan	65	41
Unclaimed dividends, debentures and debenture interest (a)	57	83
Accrued expenses	4,914	4,259
Salary and bonus payable	1,305	1,027
Derivative financial instrument liability	109	148
Due to statutory authorities	252	193
Trade and security deposits received	171	166
Others	778	340
	12,374	10,294

(a) Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Long term provisions		
Provision for employee benefits		
Compensated absences	387	255
Long service award benefit plan	111	80
	498	335
B) Short term provisions		
Provision for employee benefits		
Gratuity	79	132
Compensated absences	155	157
Long service award benefit plan	14	11
Other provisions		
Allowance for sales returns (a)	725	600
Proposed dividend	3,408	3,062
Tax on proposed dividend	694	518
Others	320	315
	5,395	4,795
(a) Details of changes in allowance for sales returns during the year are as follows:		
Balance at the beginning of the year	600	562
Provision made during the year	660	782
Provision utilised during the year	(535)	(744)
Balance at the end of the year	725	600

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Payable to third parties		
Due to micro, small and medium enterprises	79	97
Others	6,007	6,654
Payable to subsidiary companies including step down subsidiaries	1,074	1,672
	7,160	8,423

(a) The principal amount remaining unpaid as at 31 March 2015 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) is ₹ 79 (previous year: ₹ 97). The interest amount computed based on the provisions under Section 16 of the MSMDA of ₹ 0.09 (previous year: ₹ 0.03) is remaining unpaid as of 31 March 2015. The interest amount of ₹ 0.03 that remained unpaid as at 31 March 2014 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK				DEPRECIATION / AMORTISATION / IMPAIRMENT					NET BLOCK	
	AS AT 1 APRIL 2014	ADDITIONS	DELETIONS	AS AT 31 MARCH 2015	AS AT 1 APRIL 2014	FOR THE YEAR	IMPAIRMENT	DELETIONS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Tangible assets											
Land	1,256	6	-	1,262	-	-	-	-	-	1,262	1,256
Buildings	11,176	1,151	33	12,294	1,966	443	-	17	2,392	9,902	9,210
Plant and machinery	24,218	5,442	806	28,854	12,310	2,648	-	691	14,267	14,587	11,908
Electrical equipment	3,555	1,127	7	4,675	1,783	417	-	6	2,194	2,481	1,772
Laboratory equipment	4,429	797	146	5,080	2,498	465	-	99	2,864	2,216	1,931
Furniture and fixtures	861	63	23	901	591	96	-	20	667	234	270
Office equipment	1,776	334	107	2,003	1,233	275	-	85	1,423	580	543
Vehicles											
Owned	176	14	44	146	145	22	-	44	123	23	31
Leased	34	1	-	35	18	8	-	-	26	9	16
Total tangible assets (A)	**47,481**	**8,935**	**1,166**	**55,250**	**20,544**	**4,374**	**-**	**962**	**23,956**	**31,294**	**26,937**
Previous year	40,702	7,547	768	47,481	17,347	3,720	-	523	20,544	26,937	
Intangible assets											
Customer contracts	243	-	-	243	243	-	-	-	243	-	-
Technical know how	459	11	-	470	459	-	-	-	459	11	-
Product related intangible	631	1,164	-	1,795	85	504	208	-	797	998	546
Copyrights and patents (including marketing / distribution rights)	183	-	-	183	183	-	-	-	183	-	-
Others	-	215	-	215	-	24	-	-	24	191	-
Total intangible assets (B)	**1,516**	**1,390**	**-**	**2,906**	**970**	**528**	**208**	**-**	**1,706**	**1,200**	**546**
Previous year	1,628	202	314	1,516	1,113	85	-	228	970	546	
Total (A+B)	**48,997**	**10,325**	**1,166**	**58,156**	**21,514**	**4,902**	**208**	**962**	**25,662**	**32,494**	**27,483**
Previous year	42,330	7,749	1,082	48,997	18,460	3,805	-	751	21,514	27,483	

Note:

a) Depreciation and amortisation for the year includes an amount of ₹ 478 (previous year: ₹ 409) pertaining to assets used for research and development. During the year, Company incurred ₹ 689 (previous year: ₹ 724) towards capital expenditure for research and development. (Refer note 2.40)

b) The Company has capitalised borrowing cost of ₹ 31 (previous year: ₹ 77) during the year ended 31 March 2015.

c) Additions to intangible assets includes an amount of ₹ 1,093 paid to DRL Impex Limited, a wholly owned subsidiary of the Company, for acquisition of certain product related intangibles.

d) Based on the performance of and expected cash flows from some of the product related intangibles, the Company reassessed the recoverable amounts of such intangibles and determined that their carrying amount was higher than the recoverable amount. Accordingly, an amount of ₹ 208 was recorded as an impairment loss during the year ended 31 March 2015 under "Other expenses".

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8: NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Non current investments at cost		
I. Quoted investments		
Equity shares (fully paid-up)		
120,000 (previous year: 12,000) equity shares of ₹ 1/- (previous year: ₹ 10/-) each of State Bank of India (a)	3	3
Total quoted non current investments (I)	3	3
II. Unquoted investments		
Trade		
In subsidiary companies		
Equity shares (fully paid-up)		
105,640,410 (previous year: 105,640,410) ordinary shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	13,515	13,515
2,377,826 (previous year: 2,377,826) equity shares of ₹ 10/- each of Idea2Enterprises India Private Limited, India	1,447	1,447
90,544,104 (previous year: 90,544,104) equity shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	974	974
140,526,270 (previous year: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	709	709
26,699,230 (previous year: 26,699,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	634	634
9,066,000 (previous year: 9,066,000) ordinary shares of Euro 1 each of Reddy Pharma Iberia SA, Spain	566	566
54,022,070 (previous year: 34,022,070) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	466	266
1,131,646 (previous year: 1,131,646) equity shares of US $ 1 each of Reddy Antilles N.V., Netherlands	52	52
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	2	2
134,513 (previous year: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
50,000 (previous year: 50,000) equity shares of ₹ 1/- each of Dr. Reddy's Pharma SEZ Limited, India	1	1
50,000 (previous year: 50,000) equity shares of ₹ 10/- each of DRL Impex Limited, India	1	1
	18,368	18,168
Less: Provision for decline, other than temporary, in the value of non current investments:		
Reddy Pharma Iberia SA, Spain	(566)	(566)
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(634)	(634)
Total unquoted trade investments in equity shares of subsidiary companies, net (A)	17,168	16,968
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (b)	429	429
26,000 (previous year: Nil) equity shares of ₹ 10/- each of DRSS Solar Power Private Limited (c)	-	-
Total unquoted trade investments in equity shares of joint venture companies (B)	429	429

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8: NON CURRENT INVESTMENTS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unquoted trade investments (continued)		
In other companies		
Equity shares (fully paid-up)		
Ordinary shares of Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (c)	-	-
	71	71
Less: Provision for decline, other than temporary, in the value of non current investments	(70)	(70)
Total unquoted trade investments in equity shares of other companies, net (C)	1	1
Total unquoted non current investments (II) (A+B+C)	17,598	17,398
Total (I + II)	17,601	17,401
Aggregate amount of quoted investments	3	3
Aggregate amount of unquoted investments	18,868	18,668
Aggregate provision for diminution in value of investments	1,270	1,270
Market value of quoted investments	32	23

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China and Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the respective countries.

(c) Rounded off in millions in the note above.

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Considered good		
Loans and advances to wholly owned subsidiaries (a)	2,283	3,990
Advance income tax (net of provisions ₹ 26,557; previous year: ₹ 22,146)	1,576	903
MAT credit entitlement	644	-
Capital advances for purchase of fixed assets	610	67
Security deposits	418	391
Other advances	7	7
Considered doubtful		
Loans and advances to wholly owned subsidiaries (a)	1,059	866
Others	8	8
	6,605	6,232
Less: Provision for doubtful loans and advances (Refer Note 2.36)	(1,067)	(874)
	5,538	5,358

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9: LONG TERM LOANS AND ADVANCES (CONTINUED)

(a) Loans and advances to wholly owned subsidiaries comprise:

PARTICULARS	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR ENDED	
	31 MARCH 2015	31 MARCH 2014	31 MARCH 2015	31 MARCH 2014
DRL Impex Limited, India	759	2,045	2,061	2,603
Reddy Antilles N.V., Netherlands	324	311	331	353
Dr. Reddy's Laboratories Romania SRL, Romania	-	26	27	29
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	302	290	308	329
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	1,957	2,184	2,265	2,184
Cheminor Investments Limited, India (b)	-	-	-	-
Dr. Reddy's Bio-sciences Limited, India (b)	-	-	-	-
	3,342	4,856		

(b) Rounded off in millions in the note above.

(c) The settlement of loans and advances to wholly owned subsidiaries is neither planned nor likely to occur in the next twelve months. Loans given to Reddy Antilles N.V., Netherlands, Dr. Reddy's Laboratories Romania SRL, Romania, Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil, Cheminor Investments Limited, India and Dr. Reddy's Bio-sciences Limited, India are interest free. Other loans carry the following rates of interest:

Loan to	Interest rate per annum
DRL Impex Limited, India	1.75%
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	9%

(d) Loans and advances to wholly owned subsidiaries are given for the purpose of working capital and other business requirements.

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Current investments at cost or fair value whichever is lower		
Quoted investments		
In Mutual Funds		
1,077,125.72 (previous year: Nil) units of HSBC Cash Fund - Direct plan - Growth	1,500	-
5,179,111.81 (previous year: Nil) units of ICICI PRU Money Market Fund - Direct Plan - Growth	1,000	-
323,235.94 (previous year: Nil) units of SBI Magnum Insta Cash plan - Direct Plan - Growth	1,000	-
5,645,004.92 (previous year: Nil) units of Birla Sun Life Treasury Optimizer Plan - Growth - Direct Plan	950	-
52,118,621.98 (previous year: Nil) units of JPMorgan India Active Bond Fund - Direct Plan - Growth Option	800	-
30,835,232.65 (previous year: Nil) units of Reliance Short Term Fund - Direct Plan - Growth	800	-
34,380,315.6 (previous year: Nil) units of IDFC Super Saver Income Fund Medium Term Plan - Direct Plan -Growth	797	-
26,714,767.68 (previous year: Nil) units of IDFC Super Saver Income Fund Short Term Plan Growth Direct	749	-
41,901,855.65 (previous year: Nil) units of Axis Short Term Fund - Direct Plan- Growth	600	-
21,501,954.53 (previous year: Nil) units of HSBC Income Fund Short Term Plan Growth Direct Plan	500	-
17,169,327.34 (previous year: Nil) units of HDFC Cash Management Fund - Savings Plan Growth	500	-
442,568.54 (previous year: Nil) units of L&T Cash Fund - Direct Plan Growth	500	-
17,284,292.04 (previous year: Nil) units of Reliance Medium Term Fund - Direct Plan - Growth	500	-
259,865.94 (previous year: Nil) units of Reliance Money Manager Fund - Direct Plan - Growth	500	-
193,949.96 (previous year: Nil) units of TATA Liquid Fund - Direct Plan - Growth	500	-
45,394,706.98 (previous year: Nil) units of HDFC Banking & PSU Debt Fund - Direct Plan - Growth	500	-
2,415,432.1 (previous year: Nil) units of ICICI Pru Liquid Plan - Direct Plan - Growth	500	-
9,658,401.65 (previous year: Nil) units of Birla Sun Life Short Term Fund - Growth Direct Plan	500	-
19,165,753.09 (previous year: Nil) units of Tata Short Term Bond Fund Direct Plan Growth	500	-

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10: CURRENT INVESTMENTS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
23,473,811.05 (previous year: Nil) units of Sundaram Ultra Short Term Direct Plan - Growth	450	-
33,255,736.62 (previous year: Nil) units of ICICI Prudential blended plan A- Regular dividend	449	-
19,848,260.05 (previous year: Nil) units of ICICI Prudential Blended Plan B - Direct Plan -Growth	400	-
32,578,578.23 (previous year: Nil) units of JM Arbitrage Advantage Fund - (Direct) Bonus Option - Principal Units	324	-
29,038,262.9 (previous year: Nil) units of Sundaram Ultra Short Term Direct Plan - Bonus Plan	300	-
26,899,798.25 (previous year: Nil) units of BNP Paribas Medium Term Income Fund Direct Growth	300	-
25,930,471.76 (previous year: Nil) units of DWS Medium Term Income Fund Direct Plan Growth	300	-
24,759,220.58 (previous year: Nil) units of IDFC Arbitrage Plus Fund Direct Plan Dividend Pay out	298	-
64,538,060.23 (previous year: 24,958,817.95) units of Reliance FRF - ST - Direct Plan - Growth	1,400	500
45,236,290.51 (previous year: 42,988,185.11) units of IDFC Money Manager Fund - TP- Direct Plan -Growth	1,000	868
710,645.78 (previous year: 390,092.53) units of Axis Banking Debt Fund - Direct Plan - Growth	905	452
64,875,313.04 (previous year: 36,328,760.75) units of HDFC Short Term Opportunities Fund Direct Plan Growth	900	500
355,660.52 (previous year: 25,070.76) units of Reliance Liquid Fund Cash Plan- Direct Plan - Growth	800	51
Nil (previous year: 63,475,942.62) units of IDFC Money Manager Fund Investment Plan	-	1,250
Nil (previous year: 45,050,321.21) units of HDFC Floating Rate Income Fund Long Term Plan Direct Plan Growth	-	1,000
Nil (previous year: 68,985,181.98) units of IDFC Banking Debt Fund-Direct Plan-Growth	-	750
Nil (previous year: 18,519,257.18) units of Kotak Scheme Plan A-Growth	-	638
Nil (previous year: 50,000,000) units of DSP Black Rock FMP Series 151-12M	-	500
Nil (previous year: 10,000,000) units of DSP Black Rock FMP Series 153-12M	-	100
Nil (previous year: 24,988,298.82) units of Sundaram Flexible Fund STP Direct Plan Growth	-	503
Nil (previous year: 35,464,262.66) units of DWS Treasury Fund - investment direct plan growth	-	500
Nil (previous year: 30,384,875.08) units of SBI Dynamic Bond Fund direct plan growth	-	450
Nil (previous year: 14,169,825.36) units of Kotak Banking & PSU Debt Fund Direct Growth	-	400
Nil (previous year: 40,000,000) units of Reliance Fixed Horizon Fund XXV Series 32 - Direct Plan	-	400
Nil (previous year: 224,838.91) units of IDFC Cash Fund Growth Regular Plan	-	350
Nil (previous year: 1,704,068.54) units of Birla Sun Life Cash Plus	-	350
Nil (previous year: 30,000,000) units of SDFS A - 12 - Direct Plan	-	300
Nil (previous year: 12,547,051.44) units of Birla Sun Life Dynamic Bond Fund Retail Growth Direct Plan	-	250
Nil (previous year: 25,000,000) units of IDFC Fixed Term Plan Series - 85 - Direct Plan	-	250
Nil (previous year: 15,000,000) units of JP Morgan India Fixed Maturity Plan	-	150
Nil (previous year: 15,000,000) units of HDFC FMP 366D March 2014 (1) - Direct Plan	-	150
Nil (previous year: 68,941.48) units of HDFC FRIF-STF-Direct Plan-Growth	-	2
	21,022	10,664
Market value of quoted investments	21,422	10,762

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
(Valued on weighted average basis)		
Raw materials (includes in transit: ₹ 39; previous year: ₹ 50)	5,744	5,040
Work-in-progress	6,292	6,007
Finished goods	2,377	2,696
Stock-in-trade (goods acquired for trading)	1,263	940
Stores and spares	798	529
Packing materials	759	709
	17,233	15,921

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Outstanding for a period exceeding six months		
Considered good	3,763	1,133
Considered doubtful	305	218
	4,068	1,351
Less: Provision for doubtful debts	(305)	(218)
	3,763	1,133
Others		
Considered good	43,354	44,482
	47,117	45,615

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Cash on hand	1	2
Bank balances		
In current accounts	335	913
In EEFC accounts	6	3
In term deposit accounts (original maturity less than 3 months)	258	238
Cash and cash equivalents (A)	600	1,156
Other bank balances		
In unclaimed dividend accounts	39	33
In unclaimed fractional share pay order accounts	1	1
In unclaimed debentures and debenture interest account	18	50
In term deposit accounts (original maturity more than 3 months)	8,356	5,411
Other bank balances (B)	8,414	5,495
Total (A+B)	9,014	6,651

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Considered good		
Balances with statutory / government authorities	7,150	6,960
Prepaid expenses	311	269
Other advances	1,196	1,058
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	51	37
	8,708	8,324
Less: Provision for doubtful loans and advances	(51)	(37)
	8,657	8,287

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Non current assets		
In term deposit accounts (remaining maturity more than 12 months)	11	-
	11	-
B) Current assets		
Considered good		
Claims receivable	326	161
Interest accrued but not due on term deposits	92	175
Derivative financial asset	388	580
Receivables from subsidiary companies including step down subsidiaries:		
Reddy Antilles N.V., Netherlands	16	19
Dr. Reddy's Bio-sciences Limited, India	69	70
Dr. Reddy's Laboratories SA, Switzerland	29	332
Betapharm Arzneimittel GmbH, Germany	-	534
Others	21	18
Other current assets	49	51
	990	1,940

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Sale of spent chemicals	521	481
Scrap sales	270	135
Miscellaneous income	44	196
	835	812

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Interest income		
On fixed deposits	403	870
On loans to subsidiaries	222	132
Others	316	20
Dividend from mutual fund units	26	-
Dividend from subsidiaries (a)	79	12
Profit on sale of fixed assets, net	-	28
Profit on sale of current investments, net	699	213
Foreign exchange gain, net	282	-
Miscellaneous income	201	240
	2,228	1,515

(a) Dividend received from Aurigene Discoveries Technologies Limited, India on equity shares during the year. Amount for previous year represents dividend received from Aurigene Discoveries Technologies Limited, India on preference shares.

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015		FOR THE YEAR ENDED 31 MARCH 2014	
Opening				
Work-in-progress	6,007		5,149	
Finished goods	2,696		2,062	
Stock-in-trade	940	9,643	726	7,937
Closing				
Work-in-progress	6,292		6,007	
Finished goods	2,377		2,696	
Stock-in-trade	1,263	9,932	940	9,643
		(289)		(1,706)

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Salaries, wages and bonus	12,257	11,775
Contribution to provident and other funds	728	663
Staff welfare expenses	1,405	1,289
Stock compensation expense, net	519	472
	14,909	14,199

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Interest on long term borrowings	190	124
Interest on other borrowings	457	930
Gain on interest rate swaps, net	-	(283)
Changes in fair valuation of current investments	(9)	12
	638	783

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Consumption of stores, spares and other materials	3,755	3,035
Excise duty	743	562
Clinical trial expenses	1,778	1,808
Other research and development expenses	4,195	3,588
Advertisements	206	233
Commission on sales	163	176
Carriage outwards	2,535	2,494
Other selling expenses	7,730	6,087
Repairs and maintenance		
Buildings	267	155
Plant and machinery	646	567
Others	1,110	1,037
Power and fuel	2,971	2,728
Legal and professional	2,747	2,347
Travel and conveyance	813	838
Non executive directors' remuneration	80	80
Foreign exchange loss, net	-	1,287
Rent	201	313
Rates and taxes	137	216
CSR and donations*	313	183
Insurance	273	299
Loss on sale of fixed assets, net	120	-
Loss on sale of non current investments	-	166
Auditors' remuneration (Refer note 2.28)	14	14
Provision for other than temporary diminution in the value of non current investments	-	245
Provision for doubtful debts, net	98	29
Provision / (reversal of provision) for doubtful advances, net	198	(382)
Other general expenses	1,817	1,672
	32,910	29,777

* Includes an amount of ₹ 292 incurred during the year ended 31 March 2015 towards various Corporate Social Responsibilty (CSR) activities in accordance with section 135 of the Companies Act, 2013.

2.22: TAX EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Current tax expense		
Domestic taxes	4,411	4,901
MAT credit entitlement	(644)	-
	3,767	4,901
Deferred tax expense		
Domestic taxes	38	315
	38	315

(a) Pursuant to a favourable order from Income Tax Appellate Tribunal, Hyderabad over a previously litigated matter, the company has reversed a tax provision of ₹ 684 during the year ended 31 March 2014.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.23: RESEARCH AND DEVELOPMENT EXPENSES

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditure are given below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Employee benefits expense (included in note 2.19)	2,422	2,350
Other expenses (included in note 2.21)		
Clinical trial expenses	1,778	1,808
Materials and consumables	2,701	2,089
Power and fuel	134	147
Other research and development expenses	4,195	3,588
	11,230	9,982

2.24: EARNINGS PER SHARE (EPS)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Earnings		
Profit for the year	16,794	19,328
Shares		
Number of shares at the beginning of the year	170,108,868	169,836,475
Add: Equity shares issued on exercise of vested stock options	272,306	272,393
Total number of equity shares outstanding at the end of the year	170,381,174	170,108,868
Weighted average number of equity shares outstanding during the year - Basic	170,314,506	170,044,518
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	742,463	813,171
Weighted average number of equity shares outstanding during the year - Diluted	171,056,969	170,857,689
Earnings per share of par value ₹ 5/- - Basic (₹)	98.60	113.67
Earnings per share of par value ₹ 5/- - Diluted (₹)	98.18	113.13

2.25: CONTINGENT LIABILITIES AND COMMITMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
(A) Contingent liabilities:		
Guarantees:		
(a) Issued by the Company on behalf of subsidiaries, associates and joint ventures	10,419	13,836
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, under dispute (refer note 'k' below)	1,181	1,264
(b) Excise matters (including service tax), under dispute (refer note 'i' below)	402	633
(c) Sales tax matters, under dispute (refer note 'j' below)	317	319

(d) *DPCO matters*

The Company is contesting various demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products, including norfloxacin. Based on its best estimate, the Company has made a provision for the potential liability related to the overcharged amount including the interest thereon and believes that the possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(e) *Fuel surcharge adjustment*

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate writs petitions before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹ 215 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is approximately ₹ 473. As of 31 March 2015, the Company has paid, under protest, an amount of ₹ 349 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(f) *Land pollution*

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

(g) *Water pollution and air pollution*

During the year ended 31 March 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board ("APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board ("the APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

(h) *Assessable value of products supplied by a vendor to the Company*

During the year ended 31 March 2003, the Central Excise Authorities of India ("the Central Excise Authorities") issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of ₹ 176 from the vendor, including penalties of ₹ 90. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 70 against the Company. During the year ended 31 March 2005, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 226 from the vendor, including a penalty of ₹ 51. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 7 against the Company. Furthermore, during the year ended 31 March 2006, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT"). In October 2006, the CESTAT passed an order in favour of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT's order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(i) *Distribution of input service tax credits*

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company's methodology of distributing input service tax credits claimed for one of the Company's facilities. The below table shows the details of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	₹ 102 plus penalties of ₹102 and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	₹ 125 plus penalties of ₹100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	₹ 51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	₹ 54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2013 to March 2014	₹ 69 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

(j) *Value Added Tax ("VAT") matter*

The Company received various show cause notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	₹ 59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	₹ 86 plus 10% penalty	The Company has filed an appeal before the Appellate Deputy Commissioner.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is ₹ 43. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company's financial statements as at 31 March 2015.

(k) *Direct tax matter*

During the year ended 31 March 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is ₹ 570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the Company's financial statements as of 31 March 2015.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is ₹ 611. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the Company's financial statements as of 31 March 2015.

(l) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

(B) Commitments:

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4,019	2,652

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26: DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises of the following:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Deferred tax assets		
Trade receivables	106	89
Loans and advances	23	15
Other liabilities	228	127
	357	**231**
Deferred tax liability		
Fixed assets	(1,647)	(1,483)
	(1,647)	**(1,483)**
Deferred tax liability, net	(1,290)	(1,252)

2.27: RELATED PARTY DISCLOSURES

a. List of all subsidiaries and joint ventures:

Subsidiaries including step down subsidiaries

1. Aurigene Discovery Technologies (Malaysia) SDN BHD, Malaysia;
2. Aurigene Discovery Technologies Inc., USA;
3. Aurigene Discovery Technologies Limited, India;
4. beta Institut gemeinnützige GmbH, Germany;
5. betapharm Arzneimittel GmbH, Germany;
6. Cheminor Investments Limited, India;
7. Chienna B.V., Netherlands;
8. Chirotech Technology Limited, UK;
9. Dr. Reddy's Bio-sciences Limited, India;
10. Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
11. Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia;
12. Dr. Reddy's Laboratories (EU) Limited, UK;
13. Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
14. Dr. Reddy's Laboratories Inc., USA;
15. Dr. Reddy's Laboratories International SA, Switzerland;
16. Dr. Reddy's Laboratories Lousiana LLC, USA;
17. Dr. Reddy's Laboratories Romania SRL, Romania;
18. Dr. Reddy's Laboratories SA, Switzerland;
19. Dr. Reddy's Laboratories SAS, Colombia (from 4 November 2014);
20. Dr. Reddy's New Zealand Limited, New Zealand;
21. Dr. Reddy's Pharma SEZ Limited, India;
22. Dr. Reddy's Singapore PTE Limited, Singapore (from 22 October 2013);
23. Dr. Reddy's Srl, Italy;
24. Dr. Reddy's Laboratories (UK) Limited, UK;
25. Dr. Reddy's Laboratories Canada Inc., Canada (from 29 August 2013);
26. Dr. Reddy's Laboratories LLC, Ukraine;
27. Dr. Reddy's Laboratories New York, Inc., USA;
28. Dr. Reddy's Laboratories Tennessee LLC, USA ;
29. Dr. Reddy's Venezuela C.A., Venezuela;
30. DRL Impex Limited, India;
31. Eurobridge Consulting B.V., Netherlands;
32. Idea2Enterprises (India) Private Limited, India;
33. Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico;
34. I-Ven Pharma Capital Limited, India (till 20 November 2014);
35. Lacock Holdings Limited, Cyprus;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

36. OctoPlus B.V., Netherlands (formerly OctoPlus N.V.);
37. OctoPlus Development B.V., Netherlands;
38. OctoPlus PolyActive Sciences B.V., Netherlands;
39. OctoPlus Sciences B.V., Netherlands;
40. OctoPlus Technologies B.V., Netherlands;
41. OctoShare B.V., Netherlands;
42. OOO Dr. Reddy's Laboratories Limited, Russia;
43. OOO DRS LLC, Russia;
44. Promius Pharma LLC, USA;
45. Reddy Antilles N.V., Netherlands;
46. Reddy Cheminor S.A., France (under liquidation);
47. Reddy Holding GmbH, Germany;
48. Reddy Netherlands B.V., Netherlands;
49. Reddy Pharma Iberia SA, Spain;
50. Reddy Pharma Italia S.p.A, Italy;
51. Reddy Specialities GmbH, Germany; and
52. Reddy US Therapeutics Inc., USA (till 3 July 2013).

Joint ventures

▪ Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
▪ DRANU LLC, USA	Enterprise over which the Company's step down subsidiary exercises joint control with other joint venture partner and holds 50% of equity shares
▪ DRSS Solar Power Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares

b. List of other related parties with whom transactions have taken place during the current and/or previous year:

▪ Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
▪ Ecologic Chemicals Limited	Enterprise controlled by whole-time directors
▪ Stamlo Hotels Private Limited	Enterprise controlled by whole-time directors
▪ Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
▪ K Samrajyam	Mother of Chairman
▪ G Anuradha	Spouse of Chief Executive Officer
▪ Deepti Reddy	Spouse of Chairman
▪ G Mallika Reddy	Daughter of Chief Executive Officer
▪ G V Sanjana Reddy	Daughter of Chief Executive Officer
▪ Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
▪ Pudami Educational Society	Enterprise over which whole-time directors and their relatives have significant influence

c. List of Key Management Personnel* of the Company

- K Satish Reddy (whole-time director);
- G V Prasad (whole-time director);
- Abhijit Mukherjee;
- Alok Sonig;
- Dr. Amit Biswas;
- Dr. R Ananthanarayanan (till 30 November 2014);
- Dr. Cartikeya Reddy;
- Dr. Chandrasekhar Sripada;
- Dr. Raghav Chari;
- Dr. KVS Ram Rao;
- M V Ramana;
- Samiran Das;
- Sandeep Poddar;
- Saumen Chakraborty; and
- Umang Vohra.

* In accordance with the provisions of AS 18 "Related Party Disclosures" and the Companies Act, 2013, members of the Company's Management Council and Company Secretary are considered as Key Management Personnel.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
i.	Revenues from:		
	Subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories Inc.	38,439	37,695
	OOO Dr. Reddy's Laboratories Limited	10,135	12,062
	Dr. Reddy's Laboratories SA	4,883	5,289
	Others	8,812	6,365
	Total	**62,269**	**61,411**
	Other related parties:		
	Ecologic Chemicals Limited	-	49
	Total	**-**	**49**
ii.	Sale of assets to Ecologic Chemicals Limited	-	14
iii.	Interest income from subsidiaries including step down subsidiaries:		
	Industrias Quimicas Falcon de Mexico S.A. de C.V.	187	74
	DRL Impex Limited	35	43
	Dr. Reddy's Laboratories (Australia) Pty. Limited	-	15
	Total	**222**	**132**
iv.	Service income from subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories Inc.	56	21
	Dr. Reddy's Laboratories SA	8	6
	Chirotech Technology Limited	1	14
	Aurigene Discovery Technologies Limited	-	1
	Dr. Reddy's Laboratories (EU) Limited	9	-
	Total	**74**	**42**
v.	Licence fees from subsidiaries including step down subsidiaries:		
	betapharm Arzneimittel GmbH	64	785
	Dr. Reddy's Laboratories SA	-	313
	Dr. Reddy's Laboratories Inc.	39	38
	Total	**103**	**1,136**
vi.	Commission on guarantee from subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories SA	132	145
	betapharm Arzneimittel GmbH	-	11
	Lacock Holdings Limited	-	20
	Total	**132**	**176**
vii.	Rent from Aurigene Discovery Technologies Limited	14	14
viii.	Dividend income from Aurigene Discovery Technologies Limited	79	12
ix.	Reimbursement of operating and other expenses by subsidiaries and step down subsidiaries:		
	Aurigene Discovery Technologies Limited	35	40
	Dr. Reddy's Laboratories SA	-	2
	Others	2	50
	Total	**37**	**92**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
x.	Purchases and services from:		
	Subsidiaries including step down subsidiaries:		
	OOO Dr. Reddy's Laboratories Limited	3,162	870
	Dr. Reddy's Laboratories Inc.	1,265	956
	OctoPlus Development B.V.	1,071	8
	Chirotech Technology Limited	571	448
	Reddy Netherlands B.V.	-	992
	Others	338	249
	Total	**6,407**	**3,523**
	Other related parties:		
	Ecologic Chemicals Limited	5	40
	Dr. Reddy's Institute of Life Sciences	92	96
	Total	**97**	**136**
xi.	Purchase of assets from:		
	Subsidiaries including step down subsidiaries:		
	DRL Impex Limited	1,093	-
	Dr. Reddy's Laboratories International SA	39	-
	Total	**1,132**	**-**
	Other related parties:		
	Ecologic Chemicals Limited (Refer note 2.42)	-	1,264
xii.	Royalty paid/payable to:		
	I-VEN Pharma Capital Limited	-	361
	DRL Impex Limited	91	137
	Total	**91**	**498**
xiii.	Contributions for social development:		
	Dr. Reddy's Foundation	207	143
	Pudami Educational Society	30	27
	Total	**237**	**170**
xiv.	Hotel expenses paid/payable to:		
	Green Park Hotels & Resorts Limited	32	20
	Stamlo Hotels Private Limited	9	11
	Total	**41**	**31**
xv.	Rent paid/payable to:		
	Key management personnel:		
	K Satish Reddy	14	14
	Relatives of key management personnel:		
	G Anuradha	13	13
	Deepti Reddy	3	3
	K Samrajyam	2	2
	G Mallika Reddy	2	2
	G V Sanjana Reddy	2	2
	Total	**22**	**22**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
xvi.	Rental deposit paid to:		
	Relatives of key management personnel:		
	G Mallika Reddy	-	2
	G V Sanjana Reddy	-	2
	Total	**-**	**4**
xvii.	Remuneration to key management personnel [1][2]	450	405
	[1] The above amounts do not include stock compensation expense and the remuneration of key management personnel employed by Company's subsidiaries.		
	[2] In addition to the above, the Company has accrued an amount of ₹ 51 towards a long term incentive plan, for the services rendered by key management personnel during the year ended 31 March 2015. Refer to Note 2.37 for further details.		
xviii.	Investment made/(disposed) in subsidiaries during the year:		
	Dr. Reddy's Bio-Sciences Limited	200	-
	Dr. Reddy's Laboratories SA	-	10,564
	Reddy Pharma Iberia SA	-	245
	Lacock Holdings Limited	-	(16,146)
	Dr. Reddy's Laboratories (Proprietary) Limited	-	(512)
	Dr. Reddy's Laboratories Inc.	-	(175)
	OOO Dr. Reddy's Laboratories Limited	-	(72)
	Dr. Reddy's Laboratories (Australia) Pty. Limited	-	(36)
	Total	**200**	**(6,132)**
xix.	Provision made for other than temporary diminution in the value of non current investments:		
	Reddy Pharma Iberia SA	-	245
	Total	**-**	**245**
xx.	Investments in / (redemption of) preference shares:		
	Aurigene Discovery Technologies Limited	-	(147)
xxi.	Loans and advances given to including accrued interest/(repaid by) subsidiaries and step down subsidiaries, net:		
	Industrias Quimicas Falcon de Mexico S.A. de C.V.	-	696
	Reddy Pharma Iberia SA	-	(245)
	Dr. Reddy's Laboratories (Australia) Pty Limited	-	(442)
	DRL Impex Limited	(1,286)	(548)
	Dr. Reddy's Laboratories Romania SRL	(22)	-
	Total	**(1,308)**	**(539)**
xxii.	Trade advances given to / (settled by) Ecologic Chemicals Limited	-	(2)
xxiii.	Provision made / (reversed) for loans given to subsidiary and step down subsidiaries:		
	DRL Impex Limited	176	(280)
	Reddy Pharma Iberia SA	-	(245)
	Reddy Antilles N.V.	-	147
	Total	**176**	**(378)**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
xxiv. Guarantee given / (released) on behalf of subsidiary and step down subsidiary:		
Dr. Reddy's Laboratories SA	(3,295)	(407)
Reddy Holding GmbH	-	(3,266)
Dr. Reddy's Laboratories Inc.	-	(75)
Dr. Reddy's Venezuela C.A.	(539)	-
Effect of changes in the foreign exchange rates	417	1,309
Total	(3,417)	(2,439)

e. The Company has the following amounts due from / to related parties:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
i. Due from related parties:		
Subsidiaries including step down subsidiaries (included in trade receivables):		
Dr. Reddy's Laboratories Inc.	25,619	21,224
OOO Dr. Reddy's Laboratories Limited	5,758	9,918
Others	8,349	6,693
Total	39,726	37,835
Rental deposit to key management personnel and their relatives	8	8
ii. Provision outstanding at the end of the year towards dues from subsidiaries including step down subsidiaries (included in trade receivables):		
Reddy Cheminor S.A.	5	5
OOO Dr. Reddy's Laboratories Limited	7	7
Total	12	12
iii. Due to related parties:		
Subsidiaries including step down subsidiaries (included in trade payables and other current liabilities):		
Dr. Reddy's Laboratories Inc.	1,718	429
OOO Dr. Reddy's Laboratories Limited	798	1,620
Reddy Netherlands B.V.	-	992
Dr. Reddy's Laboratories SA	320	314
OctoPlus Development B.V.	535	8
Others	365	597
Total	3,736	3,960
Others (included in trade payables and other current liabilities):		
Dr. Reddy's Research Foundation	18	18
Green Park Hotels & Resorts Limited	1	-
Dr. Reddy's Institute of Life Sciences	3	-
Total	22	18

Equity held in subsidiaries, associates and joint venture has been disclosed under "Non current investments" (Note 2.8). Loans and advances to subsidiaries, joint venture and associates have been disclosed under "Long term loans and advances" (Note 2.9). Other receivables from subsidiaries, associates and joint venture have been disclosed under "Other current assets" (Note 2.15).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28: AUDITOR'S REMUNERATION

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
a) Audit fees	11	11
b) Other charges		
Taxation matters*	1	-
Other matters	1	1
c) Reimbursement of out of pocket expenses	1	2
	14	14

* Represents ₹ 600 thousands (previous year: ₹ 400 thousands) rounded off in millions above.

2.29: INTEREST IN JOINT VENTURE

The Company has 51.33 percent interest in Kunshan Rotam Reddy Pharmaceutical Co. Limited ("KRRP"), a joint venture in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the financial and operating policies of KRRP in the ordinary course of business .

The aggregate amount of assets, liabilities, income and expenses related to the Company's share in KRRP are given below:

Balance Sheet (extract)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Fixed assets	188	157
Deferred tax assets, net	1	2
Inventories	171	195
Trade receivables	258	216
Cash and bank balances	496	271
Short term loans and advances	152	223
Trade payables	180	273
Other current liabilities	235	189
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4	5

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Income		
Sales	1,723	1,428
Other income	10	9
Expenditure		
Material costs	381	359
Employee benefits expense	425	316
Operating and other expenses	652	502
Depreciation and amortisation	25	20
Profit before taxation	**250**	**240**
Provision for taxation		
- Current tax expense	33	34
- Deferred tax expense	1	6
Profit after taxation	216	200

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Nomination, Governance and Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there was highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to issue of bonus shares (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from issue of bonus shares (C)	205,939	1,847,685	2,053,624
Total options after bonus shares (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 Plan was extended for a period of 10 years with effect from 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the year ended 31 March 2015, the Company has issued 230,840 Category B options to eligible employees under the DRL 2002 Plan. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
25 May 2014	134,912	5.00	2,308.70
15 June 2014	95,428	5.00	2,445.15
14 July 2014	500	5.00	2,700.70

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	10,000	₹ 448.00	₹ 448.00	44
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	₹ 448.00	₹ 448.00	-
Outstanding at the end of the year	-	-	-	-
Exercisable at the end of the year	-	-	-	-

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	52
Granted during the year	-	-	-	-
Expired / forfeited during the year	(1,000)	₹ 373.50	₹ 373.50	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**
Exercisable at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	641,674	₹ 5.00	₹ 5.00	78
Granted during the year	230,840	5.00	5.00	90
Expired / forfeited during the year	(59,148)	5.00	5.00	-
Exercised during the year	(227,912)	5.00	5.00	-
Outstanding at the end of the year	**585,454**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**43,425**	**₹ 5.00**	**₹ 5.00**	**40**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	684,259	₹ 5.00	₹ 5.00	71
Granted during the year	258,870	5.00	5.00	90
Expired / forfeited during the year	(60,315)	5.00	5.00	-
Exercised during the year	(241,140)	5.00	5.00	-
Outstanding at the end of the year	**641,674**	**₹ 5.00**	**₹ 5.00**	**78**
Exercisable at the end of the year	**50,818**	**₹ 5.00**	**₹ 5.00**	**42**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Nomination, Governance and Compensation Committee of the Board (the 'Committee') shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Nomination, Governance and Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the year ended 31 March 2015, the Company has issued 45,796 Category B options to eligible employees under the DRL 2007 Plan. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
25 May 2014	40,096	5.00	2,308.70
15 June 2014	4,700	5.00	2,445.15
14 July 2014	1,000	5.00	2,700.70

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	97,463	₹ 5.00	₹ 5.00	79
Granted during the year	45,796	5.00	5.00	90
Expired / forfeited during the year	(10,515)	5.00	5.00	-
Exercised during the year	(34,394)	5.00	5.00	-
Outstanding at the end of the year	**98,350**	**₹ 5.00**	**₹ 5.00**	**72**
Exercisable at the end of the year	**6,730**	**₹ 5.00**	**₹ 5.00**	**42**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	98,608	₹ 5.00	₹ 5.00	73
Granted during the year	44,240	5.00	5.00	90
Expired / forfeited during the year	(14,132)	5.00	5.00	-
Exercised during the year	(31,253)	5.00	5.00	-
Outstanding at the end of the year	**97,463**	**₹ 5.00**	**₹ 5.00**	**79**
Exercisable at the end of the year	**7,265**	**₹ 5.00**	**₹ 5.00**	**44**

The Company has not granted any options under Category A of "the DRL 2007 Plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 519 (previous year: ₹ 472) has been recognized in the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31: DETAILS OF IMPORTED AND INDIGENOUS MATERIALS, SPARE PARTS, CHEMICALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015		FOR THE YEAR ENDED 31 MARCH 2014	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw material and chemicals				
Imported	8,677	39%	8,119	37%
Indigenous	13,807	61%	13,799	63%
	22,484		21,918	
Stores, spares and other materials				
Imported	811	22%	514	17%
Indigenous	2,944	78%	2,521	83%
	3,755		3,035	

2.32: CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Raw materials	11,512	9,611
Capital equipment (including spares and components)	1,973	2,348
	13,485	11,959

2.33: EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Exports on FOB basis	74,146	74,059
Interest on loan to subsidiaries	187	90
Service income and license fees	390	1,495
Guarantee commission	132	176
Others	15	187
	74,870	76,007

2.34: EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Legal and professional	1,892	1,358
Bio-studies expenses	1,368	1,001
Interest on loans	657	604
Others	8,606	9,685
	12,523	12,648

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of the aforesaid foreign exchange derivative contracts, the Company has recorded, as part of foreign exchange gains and losses, a net gain of ₹ 1,040 and a net loss of ₹ 297 for the years ended 31 March 2015 and 2014, respectively.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net gain of ₹ 51 and a net loss of ₹ 407 for the years ended 31 March 2015 and 2014, respectively. The Company also recorded, as part of revenue, a net gain of ₹ 810 and a net loss of ₹ 946 during the years ended 31 March 2015 and 2014, respectively.

The net carrying amount of the Company's "hedging reserve" was a gain of ₹ 46 as at 31 March 2015, as compared to a loss of ₹ 5 as at 31 March 2014.

The table below summarises the periods when the forecasted cash flows associated with hedging instruments that are classified as cash flow hedges, are expected to occur:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	1,250	1,797
Later than one month and not later than three months	5,625	3,595
Later than three months and not later than six months	6,875	5,392
Later than six months and not later than one year	3,750	5,992
	17,500	16,776
Cash flows in Roubles (figures in equivalent rupee millions)		
Not later than one month	27	-
Later than one month and not later than three months	54	-
Later than three months and not later than six months	81	-
Later than six months and not later than one year	161	-
	323	-

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of recognised assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognised as part of foreign exchange gains and losses.

Outstanding derivative contracts

The following are the details of the notional amount of outstanding foreign exchange derivative contracts:

As at 31 March 2015

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 176.9	Sell	Hedging
Forward Contract	RUB	INR	RUB 300	Sell	Hedging
Option Contract	USD	INR	USD 340	Sell	Hedging

As at 31 March 2014

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 10	Buy	Hedging
Forward Contract	USD	INR	USD 467.5	Sell	Hedging
Forward Contract	EUR	USD	EUR 28	Sell	Hedging
Option Contract	USD	INR	USD 235	Sell	Hedging

Derivative financial instruments valuation

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations.

The Company had a net asset of ₹ 279 as of 31 March 2015 as compared to a net asset of ₹ 432 as of 31 March 2014 towards these derivative financial instruments.

Un-hedged significant foreign currency exposure

The year-end significant foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

Un-hedged significant foreign currency exposure as at 31st March 2015

CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
RUB	639	1.07	684
EUR	(34)	67.19	(2,284)
ZAR	79	5.12	404
MXN	441	4.10	1,808

Un-hedged significant foreign currency exposure as at 31st March 2014

CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
RUB	1,070	1.69	1,808
EUR	(20)	82.69	(1,654)
ZAR	84	5.65	475
MXN	114	4.59	523

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee are responsible for overseeing Company's financial risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. As at 31 March 2015 and 31 March 2014, the maximum exposure to credit risk in relation to trade receivables is ₹ 47,117 and ₹ 45,615, respectively (net of allowances).

Trade receivables include foreign currency receivables of USD 37 million (amounting to ₹ 2,333) from Dr. Reddy's Venezuela, C.A., a wholly owned subsidiary of the Company in Venezuela. During the year ended 31 March 2015, the Venezuelan economy was adversely impacted by a significant decline in crude oil prices, leading to higher inflation rates and significantly delayed approvals for import payments. Further, Venezuelan government has introduced multi-tiered exchange rate system for different category of imports.

As of 31 March 2015, the exchange rates in all the three aforesaid tiers are as follows:

- CENCOEX preferential rate - 6.3 VEF per USD;
- SICAD rate - 12 VEF per USD; and
- SIMADI rate - approximately 193 VEF per USD.

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per USD, and the Company's Venezuelan subsidiary has been receiving approvals at such preferential rate. Accordingly, no provision for bad and doubtful debts is recorded during the year ended 31 March 2015 in respect of these outstanding trade receivables.

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 28,687 and ₹ 30,673 were neither past due nor impaired as at 31 March 2015 and 31 March 2014 respectively.

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 - 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due but not impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
1-90	12,257	10,555
91-180	2,410	3,254
More than 180	3,763	1,133
Total	18,430	14,942

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
1-90	-	-
91-180	-	-
More than 180	305	218
Total	305	218

Reconciliation of the allowance account for credit losses

The details of changes in provision for doubtful debts during the year ended 31 March 2015 and 31 March 2014 are as follows:

PARTICULARS	2014-15	2013-14
Balance as at 1 April	218	190
Provision made during the year	129	33
Trade receivables written off during the year	(11)	(1)
Provision reversed during the year	(31)	(4)
Balance as at 31 March	305	218

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

The details of changes in provision for doubtful loans and advances to subsidiaries during the year ended 31 March 2015 and 31 March 2014 are as follows:

PARTICULARS	2014-15	2013-14
Balance as at 1 April	874	1,232
Provision made during the year	176	147
Loans and advances written off during the year	-	-
Provision reversed during the year	-	(525)
Effect of change in the foreign exchange rates	17	20
Balance as at 31 March	1,067	874

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2015 and 2014, the Company had unutilized credit limits from banks of ₹ 10,438 and ₹ 13,565, respectively.

As at 31 March 2015, the Company had working capital (i.e. current assets *less* current liabilities) of ₹ 57,247 including cash and bank balances of ₹ 9,014 and current investments of ₹ 21,022. As at 31 March 2014, the Company had working capital of ₹ 47,936 including cash and bank balances of ₹ 6,651 and current investments of ₹ 10,664.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than finance leases which have been disclosed in Note 2.45).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

As at 31 March 2015

PARTICULARS	2015-16	2016-17	2017-18	2018-19	THEREAFTER	TOTAL
Trade payables	7,160	-	-	-	-	7,160
Long term borrowings	-	-	1,875	7,500	-	9,375
Short term borrowings	21,857	-	-	-	-	21,857
Other liabilities and provisions	12,194	-	-	-	-	12,194

As at 31 March 2014

PARTICULARS	2014-15	2015-16	2016-17	2017-18	THEREAFTER	TOTAL
Trade payables	8,423	-	-	-	-	8,423
Long term borrowings	-	-	-	1,797	7,190	8,987
Short term borrowings	17,630	-	-	-	-	17,630
Other liabilities and provisions	10,378	-	-	-	-	10,378

Financial guarantees

Financial guarantees disclosed in Note 2.25 have been provided as corporate guarantees to financial institutions and banks that have extended credits and other financial assistance to the Company's subsidiaries. In this regard, the Company does not foresee any significant credit risk exposure.

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling, Roubles and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance gets adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward contracts, option contracts and swap contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding derivative contracts are given in Note 2.35 above.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 1,308/(631) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 1,460/(1,604) increase/(decrease) in the Company's net profit as at 31 March 2015.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 1,254/(945) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 2,745/(2,892) increase/(decrease) in the Company's net profit as at 31 March 2014.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table analyzes foreign currency risk from non derivative financial instruments as at 31 March 2015:

(All figures in equivalent Rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	47	-	38	151	236
Trade receivables	35,181	934	5,758	2,957	44,830
Loans and advances and other current assets	274	14	2	91	381
Total	35,502	948	5,798	3,199	45,447
Liabilities:					
Trade payables	1,841	952	-	272	3,065
Long term borrowings	9,389	-	-	-	9,389
Short term borrowings	14,875	2,116	3,866	-	20,857
Other liabilities and provisions	3,820	146	1,248	278	5,492
Total	29,925	3,214	5,114	550	38,803

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuelan bolivars, etc.

The following table analyzes foreign currency risk from non derivative financial instruments as at 31 March 2014:

(All figures in equivalent Rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	88	13	43	273	417
Trade receivables	29,710	914	9,910	2,209	42,743
Loans and advances and other current assets	732	553	14	2,274	3,573
Total	30,530	1,480	9,967	4,756	46,733
Liabilities:					
Trade payables	1,453	1,435	-	256	3,144
Long term borrowings	9,000	-	-	-	9,000
Short term borrowings	7,519	1,282	6,179	-	14,980
Other liabilities and provisions	2,084	564	1,759	278	4,685
Total	20,056	3,281	7,938	534	31,809

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuelan bolivars, etc.

For the year ended 31 March 2015 and 2014, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets/liabilities would affect the Company's net profit by approximately ₹ 664 and ₹ 1,492 respectively, from such financial assets/liabilities.

Interest rate risk

As of 31 March 2015, the Company had foreign currency loans of ₹ 26,366 carrying a floating interest rate of LIBOR plus 7.5 - 125 bps whereas as of 31 March 2014, the Company had foreign currency loans of ₹ 17,219 carrying a floating interest rate of LIBOR plus 20-179 bps and ₹ 846 carrying a floating interest rate of Moscow Prime Offered Rate plus 60 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. An increase or decrease of 10% in the floating interest rate component applicable to its loans and borrowings would affect the Company's net profit by approximately ₹ 4 and ₹ 10 for the year ended 31 March 2015 and 31 March 2014, respectively.

The Company's investments in fixed deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

2.37: EMPLOYEE BENEFIT PLANS

2.37.1 Gratuity Plan

In accordance with applicable Indian laws, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A portion of the fund is also invested in Indian equities.

The following table set out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening defined benefit obligation	1,040	875
Current service cost	136	116
Interest cost	99	74
Actuarial losses / (gains)	45	45
Benefits paid	(84)	(70)
Closing defined benefit obligation	**1,236**	**1,040**

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening fair value of plan assets	908	707
Expected return on plan assets	80	56
Actuarial gains / (losses)	43	14
Contributions by employer	210	201
Benefits paid	(84)	(70)
Closing fair value of plan assets	**1,157**	**908**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Present value of funded obligations	1,236	1,040
Fair value of plan assets	(1,157)	(908)
Net Liability	**79**	**132**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37: EMPLOYEE BENEFIT PLANS (CONTINUED)

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Current service cost	136	116
Interest on defined benefit obligation	99	74
Expected return on plan assets	(80)	(56)
Net actuarial losses / (gains) recognized in the year	2	31
Amount included in employee benefits expense	157	165
Actual return on plan assets	123	70

Contributions: The Company expects to contribute ₹ 100 to the Gratuity Plan during the year ending 31 March 2016.

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	100%	100%

Summary of actuarial assumptions

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Discount Rate	8% p.a.	9% p.a.
Expected rate of return on plan assets	8% p.a.	9% p.a.
Salary escalation rate	10% p.a. for first two years and 9% p.a. thereafter	11% p.a. for first two years and 10% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Amounts recognised in current year and previous four years

PARTICULARS	AS AT / FOR THE YEAR ENDED 31 MARCH				
	2015	2014	2013	2012	2011
Defined Benefit Obligation	1,236	1,040	875	646	584
Plan Assets	1,157	908	707	624	490
Surplus / (Deficit)	(79)	(132)	(168)	(22)	(94)
Experience Adjustment on Plan Liabilities	27	42	26	23	28
Experience Adjustment on Plan Assets	43	15	7	6	5

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37: EMPLOYEE BENEFIT PLANS (CONTINUED)

2.37.2 Other benefits

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 471 and ₹ 391 to the provident fund plan during the year ended 31 March 2015 and 2014 respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed ₹ 68 and ₹ 62 to the superannuation plan during the year ended 31 March 2015 and 2014 respectively.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 542 and ₹ 412 as at 31 March 2015 and 2014 respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, there business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this plan was ₹ 188 as of 31 March 2015.

2.38: DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.39: BONUS DEBENTURES

The Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% unsecured, non-convertible, redeemable bonus debentures aggregating to ₹ 5,078. The interest was payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures were redeemable at the end of 36 months from the initial date of issuance. These debentures were listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company created a Debenture Redemption Reserve aggregating to ₹ 2,539 as at 24 March 2014.

On 24 March 2014, the Company redeemed these debentures at par value of ₹ 5,078. Accordingly, the amount of ₹ 2,539 representing balance in Debenture Redemption Reserve was transferred to General Reserve upon redemption of debentures.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40: RESEARCH AND DEVELOPMENT FIXED ASSETS (INCLUDED IN NOTE 2.7)

Description	Gross Block				Depreciation				Net Block	
	As at 1 April 2014	Additions (a)	Deletions (b)	As at 31 March 2015	As at 1 April 2014	For the year (a)	Deletions (b)	As at 31 March 2015	As at 31 March 2015	As at 31 March 2014
Tangible assets										
Land	70	-	-	70	-	-	-	-	70	70
Buildings	904	34	92	846	235	29	17	247	599	669
Plant and machinery	1,459	114	310	1,263	949	133	181	901	362	510
Electrical equipment	259	28	22	265	175	24	5	194	71	84
Laboratory equipment	2,346	393	143	2,596	1,357	226	68	1,515	1,081	989
Furniture and fixtures	203	11	8	206	160	14	6	168	38	43
Office equipment	207	91	20	278	157	49	19	187	91	50
Total tangible assets (A)	5,448	671	595	5,524	3,033	475	296	3,212	2,312	2,415
Intangible assets (B)	-	18	-	18	-	3	-	3	15	-
Total (A+B)	5,448	689	595	5,542	3,033	478	296	3,215	2,327	2,415
Previous year	4,848	724	124	5,448	2,726	409	102	3,033	2,415	

(a) Includes gross block of ₹ 52 (previous year: ₹ 34) and accumulated depreciation of ₹ 46 (previous year: ₹ 13) towards transfers from non research and development to research and development fixed assets during the year.

(b) Includes gross block of ₹ 367 (previous year: ₹ 28) and accumulated depreciation of ₹ 128 (previous year: ₹ 19) towards transfers from research and development to non research and development fixed assets during the year.

2.41: PROVISION FOR OTHER THAN TEMPORARY DIMINUTION IN THE VALUE OF LONG TERM INVESTMENTS

For the year ended 31 March 2014

Investment in Reddy Pharma Iberia SA.

During the year ended 31 March 2013, the Company had advanced a sum of ₹ 245 towards investment in Reddy Pharma Iberia SA. As the shares were not alloted by the end of such year, the said amount was classified as "Advance towards Investment" within long term loans and advances. Further, the advance was provided for as not recoverable and recorded as other expenditure. During the year ended 31 March 2014, shares were issued to the Company and accordingly the earlier provision for advance was reclassified as provision for permanent diminution in the value of investments with an equivalent reversal in other expenditure.

2.42: ASSET PURCHASE AGREEMENT WITH ECOLOGIC CHEMICALS LIMITED

During the year ended 31 March 2014, the Company had entered into an asset purchase agreement with Ecologic Chemicals Limited ("Ecologic"), where in two directors of the Company have equity interests. The Company had paid ₹ 1,264 excluding taxes and duties for purchase of fixed and current assets. The consideration was arrived at based on valuation from independent valuers. The acquisition of these assets would help augment the Company's manufacturing capacity in meeting the future business requirements of its PSAI segment.

The acquisition was accounted for as a purchase of assets. The total purchase consideration had been allocated to the acquired assets as of 13 September 2013 based on a fair valuation carried out by the Company's management as tabulated below:

CATEGORY	₹ MILLIONS
Land	66
Buildings	382
Plant and machinery	702
Inventories	113
Other current assets	1
Total	1,264

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.43: ACQUISITION OF SELECT ESTABLISHED BRAND PORTFOLIO OF UCB

On 1 April 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as "UCB") to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The said business was acquired on a slump sale basis. The transaction includes approximately 350 employees engaged in operations of the India Business. The acquisition is expected to strengthen the Company's presence in the areas of Dermatology, Respiratory and Pediatrics. The total purchase consideration was ₹ 8,000. The acquisition is expected to be closed in the first quarter of the financial year 2015-16.

2.44: SEGMENT INFORMATION

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.45: FINANCE LEASE

The Company has taken vehicles on finance lease. The future minimum lease payments and their present values as at 31 March 2015 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	6	7	13
Later than one year and not later than five years	8	4	12
Total	14	11	25

The future minimum lease payments and their present values as at 31 March 2014 were as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	4	9	13
Later than one year and not later than five years	13	11	24
Total	17	20	37

2.46: OPERATING LEASE

The Company has taken offices and vehicles under operating lease agreements. Total expense recognised in statement of profit and loss on account of operating leases during the year amounts to ₹ 277 (previous year: ₹ 380).

The total future minimum lease payments under non cancellable leases are as follows:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Not later than one year	81	72
Later than one year and not later than five years	96	85
Total	177	157

2.47: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

This page has been intentionally left blank

Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the members of Dr. Reddy's Laboratories Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Holding Company") and its subsidiaries, its associates and joint controlled entities (collectively referred to as "the Company" or "the Group"), comprising of the consolidated balance sheet as at 31 March 2015, the consolidated statement of profit and loss, the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

Management's Responsibility for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Companies Act, 2013 (hereinafter referred to as "the Act") read with Rule 7 of the Companies (Accounts) Rules, 2014. The Board of Directors of the Company are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under section 143(10) of the Act. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Holding Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company's Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Company, as at 31 March 2015, and their consolidated profit and their consolidated cash flows for the year ended on that date.

Other matters

We did not audit the financial statements of one subsidiary, whose financial statements reflect total assets of ₹ 6,201 million as at 31 March 2015, total revenues of ₹ 14,121 million and net cash outflows amounting to ₹ 106 million for the year ended on that date, as considered in the consolidated financial statements. These financial statements have been audited by other auditor whose report have been furnished to us and our opinion on the consolidated financial statements in so far as it relates to the amounts and disclosures included in respect of the subsidiary, is based solely on the report of such other auditor.

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matter with respect to our reliance on the work done and the reports of the other auditor.

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2015 ("the Order"), issued by the Central Government of India in terms of sub-section 11 of Section 143 of the Act, based on the comments in the auditors' reports of the Holding Company, subsidiary companies and jointly controlled company incorporated/registered in India, we give in the Annexure a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.
2. As required by sub-section 3 of Section 143 of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of a subsidiary companies and jointly controlled company, as noted in the 'Other Matter' paragraph, we report, to the extent applicable, that:
   (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

   (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

   (c) The consolidated balance sheet, the consolidated statement of profit and loss, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

   (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

   (e) On the basis of the relevant assertion contained in the audit reports on standalone financial statements of each subsidiary company and jointly controlled company which are incorporated in India none of the Directors of any such company is disqualified as on 31 March 2015 from being appointed as a Director of that company in terms of sub-section 2 of Section 164 of the Act.

   (f) With respect to the other matters to be included in the Auditors' Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of a subsidiary and jointly controlled company, as noted in the 'Other Matter' paragraph:

      i. The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.27 to the consolidated financial statements;

      ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivatives contracts; and

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, subsidiary companies and jointly controlled company incorporated in India.

for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Supreet Sachdev
Partner
Membership No.: 205385

Place : Hyderabad
Date : 12 May 2015

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

As stated in Para 1 'Report on Other Legal and Regulatory Requirements' in our Auditors' report of even date, the following statement is based on the comments in the Auditors' reports on the standalone financial statements of the Holding Company, subsidiary companies and jointly controlled company incorporated in India.

i. (a) The Holding Company, subsidiary companies and jointly controlled company incorporated in India has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Holding Company, subsidiary companies and jointly controlled company incorporated in India has a regular programme of physical verification of its fixed assets by which all the fixed assets are verified in a phased manner over a period of 3 years. In our opinion, the periodicity of physical verification is reasonable having regard to the size of the Holding Company, subsidiary companies and jointly controlled company incorporated in India and the nature of its assets. No material discrepancies were noticed on such verification.

ii. (a) Inventories, except goods-in-transit and stocks lying with third parties have been physically verified by the respective management of the Holding Company, subsidiary companies and jointly controlled company incorporated in India during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management as referred to above are reasonable and adequate in relation to the size of the respective Company and the nature of its business.

(c) The Holding Company, subsidiary companies and jointly controlled company incorporated in India are maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Holding Company has granted unsecured loans to seven subsidiary companies covered in the register maintained under Section 189 of the Companies Act, 2013 ("the Act").

The subsidiary company incorporated in India has granted unsecured interest free loans to two body corporates covered in the register maintained under section 189 of the Companies Act, 2013. The jointly controlled company incorporated in India has not granted any loans, secured or unsecured, to companies, firms or other parties covered in the register maintained by it under section 189 of the Act.

(b) In the case of the loans granted by the Holding Company to the companies listed in the register maintained under Section 189 of the Act, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest, wherever applicable.

In respect of the loans granted by the subsidiary company to the body corporates covered in the register maintained under Section 189 of the Act, the terms of the arrangement do not stipulate any repayment schedule and the loans were repayable on demand. During the year, entire amount of loan has been repaid by the borrower and accordingly paragraph 3(iii)(b) is not applicable to the subsidiary company.

(c) There are no overdue amounts of more than rupees one lakh in respect of the loans granted to any of the companies, firms and other parties covered in the register maintained under section 189 of the Act.

iv. In our opinion and according to the information and explanations obtained by the statutory auditors of the Holding Company, subsidiary companies and jointly controlled company incorporated in India, and having regard to the explanation that purchases of certain items of inventories are for the Holding Company's specialized requirements, certain goods sold in the Holding Company are for the specialized requirements of the buyers, sale of certain services in Subsidiary Company are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the each Company and the nature of its business with regard to purchase of inventories, fixed assets and sale of goods and services. The activities of the subsidiary companies and jointly controlled company incorporated in India did not involve sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

v. The Holding Company, subsidiary companies and jointly controlled company incorporated in India has not accepted any deposits from the public.

vi. The statutory auditors of the Holding Company have broadly reviewed the books of account maintained by the Holding Company pursuant to the rules prescribed by the Central Government for the maintenance of cost records under Section 148 (1) of the Act, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, the statutory auditors of the Holding Company have not made a detailed examination of the records.

For subsidiary companies and jointly controlled company incorporated in India, the Central Government has not prescribed the maintenance of cost records under sub-section 1 of Section 148 of the Companies Act, 2013, for any of its services rendered.

vii. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Holding Company, subsidiary companies and jointly controlled company incorporated in India, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including provident fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, duty of customs, duty of excise, value added tax, cess and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, duty of customs, duty of excise, value added tax, cess and other material statutory dues were in arrears as at 31 March 2015 for a period of more than six months from the date they became payable.

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b) According to the information and explanations given to the statutory auditors of the Holding Company, subsidiary companies and jointly controlled company incorporated in India, the dues set out in Appendix - 1 in respect of income tax, sales tax, service tax, duty of customs, duty of excise and value added tax have not been deposited with the appropriate authorities on account of disputes.

(c) According to the information and explanations given to and on the basis of the examination by the statutory auditors of the records of the Holding Company, subsidiary companies and jointly controlled company incorporated in India, the amounts required to be transferred by the Holding Company to Investor Education and Protection Fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules made thereunder has been transferred to such fund within time. The subsidiary companies and jointly controlled company incorporated in India did not have any dues on account of Investor Education and Protection Fund.

viii. The Holding Company, subsidiary companies and jointly controlled company incorporated in India does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

ix. In their opinion and according to the information and explanations given to the statutory auditors of the Holding Company, the Holding Company has not defaulted in repayment of dues to its bankers or to any financial institutions, or to debenture holders during the year. The subsidiary companies and jointly controlled company incorporated in India did not have any dues to banks, financial institutions or debenture holders during the year.

x. According to the information and explanations given to the statutory auditors of the Holding Company, the terms and conditions on which the Holding Company has given guarantees for loans taken by others from banks or financial institutions is not prejudicial to its interests. The subsidiary companies and jointly controlled company incorporated in India have not given any guarantees for loans taken by others from banks or financial institutions.

xi. In their opinion and according to the information and explanations given to the statutory auditors of the Holding Company, term loans availed by the Holding Company were applied for the purposes for which the loans were obtained. The subsidiary companies and jointly controlled company incorporated in India did not have any term loans outstanding during the year.

xii. According to the information and explanations given to the statutory auditors of the Holding Company, subsidiary companies and jointly controlled company incorporated in India, no instances of material fraud on or by each company has been noticed or reported during the course of audit by the statutory auditors of the Holding Company, subsidiary companies and jointly controlled company incorporated in India.

for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Supreet Sachdev
Partner
Membership No.: 205385

Place : Hyderabad
Date : 12 May 2015

Appendix 1 as referred to in paragraph vii (b) of annexure to the Independent Auditors' Report

Name of the Company	Relationship	Name of the Statute	Nature of dues	Amount in ₹ Million	Forum where the dispute is pending	Period to which the amount relates
Dr. Reddy's Laboratories Limited	Holding Company	Income Tax Act, 1961	Income Tax	-	Commissioner Appeals	2002-2006
				166	Income Tax Appellate Tribunal	1992-2009
				9	High Court	1990-1994
Aurigene Discovery Technologies Limited	Subsidiary Company	Income Tax Act, 1961	Income tax and interest demanded	1,119	Commissioner Appeals	2012-13
Dr. Reddy's Laboratories Limited	Holding Company	Central Excise Act, 1944	Duty	1,497	Appellate Authority - upto Commissioners	2004-2015
				268	CESTAT	1998-2013
				35	High court	2002-2010
			Interest	7	CESTAT	2004-2008
			Penalty	8	CESTAT	2004-2008
Dr. Reddy's Laboratories Limited	Holding Company	Customs Act,1962	Duty	26	Appellate Authority - upto Commissioners	2003-2014
				18	Supreme Court	1992-1999
			Penalty	16	Supreme Court	1992-1999
			Interest	1	Appellate Authority - upto Commissioners	2014-2015
Dr. Reddy's Laboratories Limited	Holding Company	Finance Act, 1994	CENVAT Credit of Service Tax	271	CESTAT	2006-2013
				317	Appellate Authority - upto Commissioners	2006-2015
				13	High Court	2005-2008
			Penalty	206	CESTAT	2006-2012
				2	Appellate Authority - upto Commissioners	2011-2014
Dr. Reddy's Laboratories Limited	Holding Company	Central Sales Tax Act and Sales Tax Acts of various states	Tax	143	Sales Tax Appellate Tribunal	2008-2009
				152	Appellate Authority - upto Commissioners	2004-2013
				5	High Court	2006-2013
			Penalty	45	Appellate Authority - upto Commissioners	2008-2013
				13	Sales Tax Tribunal	2005-2011
			Interest	1	Appellate Authority - upto Commissioners	2007-2013

In respect of Holding Company, out of total dues, an amount of ₹ 336 million has been paid under protest for sales tax related matters, ₹ 117 million has been paid under protest for service tax related matters, ₹ 18 million has been paid for custom related matters and ₹ 9 million has been paid for excise related matters. In respect of Subsidiary Company incorporated in India, an amount of ₹ 35 million has been paid for income tax related matters.

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	852	851
Reserves and surplus	2.2	97,679	77,801
		98,531	78,652
Non current liabilities			
Long term borrowings	2.3	14,315	20,755
Deferred tax liabilities, net	2.25	1,407	1,241
Other long term liabilities	2.4	2,733	1,181
Long term provisions	2.5	779	563
		19,234	23,740
Current liabilities			
Short term borrowings	2.3	21,857	20,607
Trade payables	2.6	8,673	8,932
Other current liabilities	2.4	26,244	20,208
Short term provisions	2.5	11,439	8,157
		68,213	57,904
	TOTAL	185,978	160,296
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	41,837	37,496
Intangible assets	2.7	11,933	8,912
Capital work-in-progress		5,290	6,388
Non current investments	2.8	1,456	4
Deferred tax assets, net	2.25	2,450	1,917
Long term loans and advances	2.9	4,181	2,322
Other non current assets	2.15	64	-
		67,211	57,039
Current assets			
Current investments	2.10	21,022	10,664
Inventories	2.11	25,699	24,188
Trade receivables	2.12	41,012	33,253
Cash and bank balances	2.13	18,724	23,006
Short term loans and advances	2.14	10,747	10,989
Other current assets	2.15	1,563	1,157
		118,767	103,257
	TOTAL	185,978	160,296
Significant accounting policies	1		

The accompanying notes are an integral part of consolidated financial statements

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
INCOME			
Sales, gross		147,855	131,715
Less: Excise duty		(829)	(820)
Sales, net		**147,026**	**130,895**
Service income		1,689	1,632
License fees		369	280
Other operating revenues	2.16	1,149	1,346
Revenue from operations		**150,233**	**134,153**
Other income	2.17	2,741	1,697
Total revenue		**152,974**	**135,850**
EXPENSES			
Cost of material consumed (including packing material consumed)		28,259	28,407
Purchase of stock-in-trade		9,420	7,398
Changes in inventories of finished goods,work-in-progress and stock-in-trade	2.18	(558)	(3,196)
Conversion charges		1,929	2,207
Employee benefits expense	2.19	29,446	24,754
Finance costs	2.20	1,082	1,267
Depreciation and amortisation expense	2.7	7,599	6,475
Other expenses	2.21	46,801	42,075
Total expenses		**123,978**	**109,387**
Profit before exceptional and extraordinary items and tax		**28,996**	**26,463**
Exceptional items		-	-
Profit before extraordinary items and tax		**28,996**	**26,463**
Extraordinary items		-	-
Profit before tax		**28,996**	**26,463**
Tax expense	2.22		
Current tax expense		6,242	6,568
Deferred tax expense/ (benefit)		(610)	263
Profit for the year		**23,364**	**19,632**
Earnings per share	2.24		
Basic - Par value ₹ 5/- per share		137.18	115.45
Diluted - Par value ₹ 5/- per share		136.59	114.90
Number of shares used in computing earnings per share			
Basic		170,314,506	170,044,518
Diluted		171,056,969	170,857,689
Significant accounting policies	1		
The accompanying notes are an integral part of consolidated financial statements			

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

CONSOLIDATED CASH FLOW STATEMENT

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES		
Profit before taxation	28,996	26,463
Adjustments:		
Depreciation and amortisation expense	7,599	6,475
Provision for wealth tax	2	2
Profit on sale of current investments, net	(729)	(213)
Dividend from mutual fund units	(26)	-
Foreign exchange (gain) / loss, net	1,381	(1,107)
Impairment / loss on de-recognition of intangible assets	267	86
Stock compensation expense, net	519	468
Allowance for sales returns	3,536	2,451
Interest income	(1,054)	(1,085)
Finance costs	1,082	1,267
(Profit) / Loss on sale of fixed assets, net	144	(24)
Provision for inventory obsolescence	3,635	1,941
Provision for doubtful debts, net	168	168
Provision / (reversal of provision) for doubtful advances, net	16	(2)
Operating cash flows before working capital changes	45,536	36,890
Changes in operating assets and liabilities		
Trade receivables	(10,935)	(261)
Inventories	(5,413)	(4,047)
Trade payables	(45)	(1,019)
Other assets and liabilities, net	1,556	(4,723)
Cash generated from operations	30,699	26,840
Income taxes paid, net	(5,464)	(7,143)
Net cash from operating activities	25,235	19,697
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of tangible and intangible assets	(15,315)	(10,831)
Proceeds from sale of fixed assets	172	85
(Increase)/ decrease in deposit accounts (having original maturity of more than 3 months) and other bank balances	1,581	1,361
Purchase of investments	(37,005)	(25,091)
Proceeds from sale of investments	27,386	16,594
Interest received	784	965
Cash paid for acquisition of business units, net of cash acquired	(276)	-
Dividend received on mutual funds	26	-
Acquisition of minority interest	-	(24)
Net cash used in investing activities	(22,647)	(16,941)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of share capital	5	2
Proceeds from long term borrowings	-	10,100
Redemption of 9.25% redeemable non-convertible debentures of ₹ 5 each	-	(5,078)
Repayment of long term borrowings	(3,728)	(207)
Proceeds from / (repayment of) short term borrowings, net	4,068	(917)
Interest paid	(1,090)	(1,162)
Dividend paid (including dividend distribution tax)	(3,587)	(2,980)
Net cash used in financing activities	(4,332)	(242)
Net increase / (decrease) in cash and cash equivalents	(1,744)	2,514
Cash and cash equivalents at the beginning of the year (refer note 2.13)	8,624	5,204
Effect of foreign exchange gain / (loss) on cash and cash equivalents	(1,051)	906
Cash and cash equivalents at the end of the year (refer note 2.13)	5,829	8,624
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	5,829	8,624
Other bank balances (refer note 2.13)	12,895	14,382
Cash and bank balances at the end of the year (refer note 2.13)	18,724	23,006
The accompanying notes are an integral part of consolidated financial statements		

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy — Chairman
G V Prasad — Co-Chairman & Chief Executive Officer
Saumen Chakraborty — President & Chief Financial Officer
Sandeep Poddar — Company Secretary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented in accordance with the accounting principles generally accepted in India ("Indian GAAP"). Indian GAAP comprises Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of Companies (Accounts) Rules, 2014, other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 2013 and guidelines issued by the Securities and Exchange Board of India (SEBI) (Collectively referred to as "IGAAP"). The financial statements are presented in Indian Rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful lives of tangible and intangible assets, valuation of inventories, assessment of recoverable amounts of deferred tax assets and cash generating units, provision for sales returns, rebates and chargebacks, provision for obligations relating to employees, provisions against litigations and contingencies. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non current classification

All the assets and liabilities have been classified as current or non current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets/ liabilities include the current portion of non current assets/ liabilities respectively. All other assets/ liabilities are classified as non current.

d) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL" or the "parent company"), and all of its subsidiaries (collectively referred to as "the Company" or "the Group"), in which the parent company has more than one-half of the voting power of an enterprise or where the parent company controls the composition of the board of directors. In accordance with AS 27 - "Financial Reporting of Interests in Joint Ventures", the Company has accounted for its proportionate share of interest in joint venture by the proportionate consolidation method. The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the Company. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The proportionate share of Company's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

e) Tangible fixed assets and depreciation

Tangible fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of tangible fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Depreciation on tangible fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by Management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed.

Assets acquired on finance leases and leasehold improvements are depreciated over the period of the lease agreement or the useful life whichever is shorter. Land is not depreciated.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
Factory and administrative buildings	20 to 50
Ancillary structures	3 to 15
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss. Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long-term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

f) Borrowing costs

General and specific borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds. All other borrowing costs are recognised in the statement of profit and loss in the period in which they are incurred.

g) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure on making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The Management's estimates for useful lives of various categories of intangible assets are as follows:

	Years
Goodwill	5 to 20
Customer related intangibles	2 to 11
Patents, trademarks, etc. (including marketing/ distribution rights)	3 to 16
Technology related intangibles	3 to 13
Product related intangibles	5 to 15
Others	3 to 5

The amortisation period and the amortisation method for intangible assets are reviewed at each financial year-end. If the expected useful life of the asset is significantly different from previous estimates, the amortisation period is changed accordingly.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible asset are recognised in the statement of profit and loss.

h) Investments

Investments that are readily realisable and are intended to be held for not more than one year from the date on which such investments are made are classified as current investments. All other investments are classified as non current investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each individual investment.

Non current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

i) Inventories

Inventories are valued at the lower of cost and net realisable value (NRV). Cost of inventories comprises all cost of purchase, production or conversion costs and other costs incurred in bringing the inventories to their present location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. The cost of all categories of inventory is determined using weighted average cost method. NRV is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale.

j) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if:

a. the product or the process is technically and commercially feasible;

b. future economic benefits are probable and ascertainable;

c. the Company intends to and has sufficient resources to complete development of the product and has the ability to use or sell the asset; and

d. development costs can be measured reliably.

k) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Other long term employee benefits

The Company's net obligation in respect of other long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognized in the statement of profit and loss in the period in which they arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(All amounts in Indian Rupees millions, except share data and where otherwise stated)*

Defined contribution plan

The Company's contributions to defined contribution plans are recognized in the statement of profit and loss as and when the services are received from the employees.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost calculated based on intrinsic value method i.e. the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

l) Foreign currency transactions, balances and translation of financial statements of foreign operations

Foreign currency transactions

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are reported using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non-monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

Exchange differences arising on a monetary item that, in substance, forms part of Company's net investment in a non-integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

Foreign operations

The financial statements of the foreign integral subsidiaries, representative offices and branches collectively referred to as the 'foreign integral operations' are translated into Indian rupees as follows:

- Items of income and expenditure are translated at the respective monthly average rates;
- Monetary items are translated using the closing rate;
- Non-monetary items are translated using the monthly average rate which is expected to approximate the actual rate on the date of transaction; and
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised in the statement of profit and loss as foreign exchange gain/loss.

  In the circumstances where there are several exchange rates available within a country, or where the closing exchange rate does not reflect the amount that is likely to be realized, then the relevant monetary items are translated using a rate that best represents the amount which is likely to be realized from, or required to disburse, such item at the balance sheet date.

  The financial statements of non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate;
- Items of income and expenditure are translated at the respective monthly average rates; and
- The resulting net exchange difference are recognized in foreign currency translation reserve account forming part of Company's reserves and surplus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

m) Derivative instruments and hedge accounting

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and interest rates. The Company does not use derivatives for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS 11 (revised), "The Effect of Changes in Foreign Exchange Rates" in the statement of profit and loss. The changes in the fair value of foreign currency option contracts and swap contracts are recognised in the statement of profit and loss as they arise. Fair value of such option contracts and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to the ICAI Announcement "Accounting for Derivatives" on the early adoption of AS 30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, the Companies Act, 2013 and other regulatory requirements.

Cash flow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

n) Revenue recognition

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is reasonably certain, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Revenue from the sale of goods includes excise duty and is net of returns, sales tax and applicable trade discounts and allowances.

Revenue includes shipping and handling costs billed to the customer.

Provision for chargeback, rebates and discounts

Accrual for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Accrual for such chargeback is made considering the factors such as historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and estimated inventory holding by the wholesaler.

Sales returns

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns. The estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates.

Profit share revenues

From time to time the Company enters into various marketing arrangements with its business partners for the sale of its products. Under such arrangements, the Company sells its products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price. Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. The additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales made by business partners only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Milestone payments and out licensing arrangements

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which the Company has continuing performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period the Company has continuing performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Service Income

Revenue from services rendered, which primarily relate to contract research, is recognized in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognised over the term of the contract. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on a time proportion basis.

Export incentives

Export incentives are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

o) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit. Total tax expense is the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent company and its subsidiaries. Accordingly, tax expense is not adjusted for consolidation adjustments such as elimination of unrealized intra-group profits.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

Minimum Alternate Tax

Minimum Alternate Tax ("MAT") credit is recognized as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified period. Such asset is reviewed at each balance sheet date and the carrying amount of the MAT credit asset is written down to the extent there is no longer convincing evidence to the effect that the Company will pay normal income tax during the specified period.

Offsetting

Current tax assets and current tax liabilities are offset when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle the asset and the liability on a net basis. Deferred tax assets and liabilities are offset where the Company has a legally enforceable right to set-off assets against liabilities representing current tax, and where such deferred tax assets and liabilities relate to taxes on income levied by the same governing taxation laws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

p) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

q) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price. Value in use is the present value of the estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

r) Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

Onerous contracts

A contract is considered as onerous when the expected economic benefits to be derived by the Company from the contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision for an onerous contract is measured at the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

s) Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction from the carrying amount of the related asset. Revenue Grants are deducted in reporting the related expense.

t) Leases

At the inception of the lease, a lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

u) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having maturity of three months or less from the date of investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1: SHARE CAPITAL

PARTICULARS		AS AT 31 MARCH 2015		AS AT 31 MARCH 2014
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
170,381,374 (previous year: 170,109,068) equity shares of ₹ 5/- each fully paid-up		852		851
Subscribed and fully paid-up				
170,381,174 (previous year: 170,108,868) equity shares of ₹ 5/- each fully paid-up	852		851	
Add: Forfeited share capital (e)	-	852	-	851
		852		851

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2015		AS AT 31 MARCH 2014	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	170,108,868	851	169,836,475	849
Add: Equity shares issued pursuant to employee stock option plan	272,306	1	272,393	2
Number of shares outstanding at the end of the year	170,381,174	852	170,108,868	851

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2015, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 20 (previous year: ₹18). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholding.

(c) Details of shareholders holding more than 5% shares in the Company

PARTICULARS	AS AT 31 MARCH 2015		AS AT 31 MARCH 2014	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.32	39,729,284	23.35
First State Investments Management (UK) Limited, First State Investments International Limited and their associates*	14,389,390	8.45	14,056,799	8.26

** Does not include ADR holding*

(d) 585,454 (previous year: 651,674) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 98,350 (previous year: 97,463) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007". (Refer note 2.32)

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Capital reserve		
Balance at the beginning of the year	267	267
Movement during the year	-	-
	267	**267**
Capital Redemption reserve (a)		
Balance at the beginning of the year	148	-
Movement during the year	-	148
	148	**148**
Securities premium account		
Balance at the beginning of the year	19,157	18,815
Add: Employee stock options exercised during the year	434	342
	19,591	**19,157**
Employee stock options outstanding*		
Balance at the beginning of the year	815	689
Add: Amortisation during the year, net of forfeiture	519	468
Less: Employee stock options exercised during the year	(429)	(342)
	905	**815**
* Net of deferred employee stock compensation of ₹ 713 (previous year: ₹ 482)		
General reserve		
Balance at the beginning of the year	15,661	11,189
Add: Transferred from surplus	1,679	1,933
Add: Transferred from debenture redemption reserve	-	2,539
	17,340	**15,661**
Foreign currency translation reserve		
Balance at the beginning of the year	3,773	3,810
Movement during the year	(1)	(37)
	3,772	**3,773**
Hedging reserve		
Balance at the beginning of the year	(1,910)	(391)
Movement during the year	99	(1,519)
	(1,811)	**(1,910)**
Debenture redemption reserve		
Balance at the beginning of the year	-	1,712
Add: Transferred from surplus	-	827
Less: Transferred to general reserve	-	(2,539)
	-	**-**
Surplus		
Balance at the beginning of the year	39,890	26,751
Add: Current year profit	23,364	19,632
Amount available for appropriations	**63,254**	**46,383**
Less: Appropriations:		
Proposed dividend on equity shares	3,408	3,062
Tax on proposed dividend	694	520
Dividend of previous years	6	3
Transferred to debenture redemption reserve	-	827
Transferred to capital redemption reserve	-	148
Transferred to general reserve	1,679	1,933
Balance carried forward	**57,467**	**39,890**
	97,679	**77,801**

(a) Capital redemption reserve represents reserve created during the year ended 31 March 2014 on account of redemption of preference shares in Aurigene Discovery Technologies Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3: BORROWINGS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	775	947
Unsecured		
Sales tax deferment loan from the Government of Telangana (interest free) (b)	8	15
Long term loans from banks (c)	13,532	19,793
	14,315	**20,755**
B) Short term borrowings		
Unsecured		
From Banks		
Packing credit loans (d)	20,857	17,630
Other short term borrowings (e)	1,000	2,977
	21,857	**20,607**

(a) Finance lease obligations represent lease rentals payable for buildings, plant and machinery and vehicles leased by the Company.

(b) Sales tax deferment loan is repayable in 5 instalments, with the last instalment due on 31 March 2019.

(c) The balance of long term loans comprises of:

(i) External Commercial Borrowings of USD 150 million carrying interest rate of LIBOR plus 125 bps and is repayable in five equal quarterly instalments ending in February 2019;

(ii) Term loan of USD 55 million carrying interest rate of LIBOR plus 100 bps and is repayable in two equal quarterly instalments ending in September 2016. The figure reflected in above table is excluding the current portion of USD 110 million which is classified under "other current liabilities"; and

(iii) Term loan of GBP 8 million carrying interest rate of LIBOR plus 130 bps and is repayable in September 2016.

As part of the aforesaid loan arrangements, the Company is required to comply with certain financial covenants and the Company was in compliance with such covenants as of 31 March 2015 and 31 March 2014.

(d) Packing credit loans for the current year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 7.5 - 40 bps and RUB denominated loans carrying fixed interest rate of 9.80% - 22.30%, and are repayable within 3 to 12 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 20 - 85 bps, RUB denominated loans carrying interest rate of Moscow Prime Offered Rate plus 60 bps, RUB denominated loans carrying fixed interest rate of 7.20%-7.75% per annum and INR denominated loans carrying fixed interest rate of 9.50% - 10%, and are repayable within 1 to 6 months from the date of drawdown.

(e) Other short term borrowing as at 31 March 2015 comprises of INR denominated loan carrying fixed interest rate of 10.00% and is repayable in April 2015. In the previous year, there was a loan of EUR 36 million carrying interest rate of LIBOR plus 90 bps, which has been repaid during the current financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4: OTHER LIABILITIES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Other long term liabilities		
Deferred revenue	2,111	959
Long term incentive plan	323	-
Others	299	222
	2,733	1,181
B) Other current liabilities		
Current maturities of long term borrowings		
Long term loans from banks (a)	6,875	3,295
Finance lease obligations	87	100
Sales tax deferment loan from the Government of Telangana (interest free)	7	13
Due to capital creditors	2,168	1,844
Interest accrued but not due on loans	67	45
Unclaimed dividends, debentures and debenture interest (b)	57	83
Accrued expenses	9,926	9,286
Salary and bonus payable	2,395	1,835
Derivative financial instrument liability	639	339
Due to statutory authorities	659	487
Trade and security deposits received	335	296
Others	3,029	2,585
	26,244	20,208

(a) Amount as on 31 March 2015 comprises of USD 110 million carrying interest rate of LIBOR plus 100 bps. The amount is payable in four equal quarterly instalments of USD 27.5 million each ending March 2016.

(b) Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Long term provisions		
Provision for employee benefits		
Long service award benefit plan	111	79
Pension, seniority and severance indemnity plans	203	167
Compensated absences	412	282
Others	-	35
Other provisions	53	-
	779	563
B) Short term provisions		
Provision for employee benefits		
Gratuity	86	133
Long service award benefit plan	14	12
Pension, seniority and severance indemnity plans	6	7
Compensated absences	204	181
Other provisions		
Taxation, net of advance taxes	2,801	1,421
Allowance for sales returns (a)	3,905	2,504
Proposed dividend	3,408	3,062
Tax on proposed dividend	694	518
Others	321	319
	11,439	8,157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5: PROVISIONS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
(a) Details of changes in allowance for sales returns are as follows:		
Balance at the beginning of the year	2,504	1,906
Provision made during the year	3,536	2,451
Provision utilised during the year	(2,135)	(1,853)
Balance at the end of the year	3,905	2,504

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Trade payables		
Due to micro, small and medium enterprises	79	97
Others	8,594	8,835
	8,673	8,932

(a) The principal amount remaining unpaid as at 31 March 2015 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) is ₹ 79 (previous year: ₹ 97). The interest amount computed based on the provisions under Section 16 of the MSMDA of ₹ 0.09 (previous year: ₹ 0.03) is remaining unpaid as of 31 March 2015. The interest amount of ₹ 0.03 that remained unpaid as at 31 March 2014 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(All amounts in Indian Rupees millions, except share data and where otherwise stated)*

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK					DEPRECIATION / AMORTISATION / IMPAIRMENT						NET BLOCK	
	AS AT 1 APRIL 2014	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (a)	AS AT 31 MARCH 2015	AS AT 1 APRIL 2014	DEPRECIATION / AMORTISATION FOR THE YEAR	IMPAIRMENT (b)	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (a)	AS AT 31 MARCH 2015	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Tangible Assets													
Land	3,799	12	1	(63)	3,747	-	-	-	-	-	-	3,747	3,799
Buildings													
Owned	14,042	1,246	60	52	15,280	2,687	595	-	24	2	3,260	12,020	11,355
Assets taken on finance lease	965	2	-	(152)	815	169	48	-	-	(42)	175	640	796
Leasehold improvements	439	121	-	-	560	31	52	-	-	-	83	477	408
Plant and machinery													
Owned	30,634	6,118	926	(236)	35,590	15,027	3,274	-	736	(123)	17,442	18,148	15,607
Assets taken on finance lease	13	-	-	(2)	11	5	3	-	-	(1)	7	4	8
Electrical equipment	3,345	1,260	12	5	4,598	1,649	462	-	10	1	2,102	2,496	1,696
Laboratory equipment													
Owned	5,388	1,151	152	(46)	6,341	3,001	635	-	105	(19)	3,512	2,829	2,387
Assets taken on finance lease	5	-	-	-	5	5	-	-	-	-	5	-	-
Furniture, fixtures and office equipment													
Owned	3,799	536	216	(48)	4,071	2,634	501	-	184	(35)	2,916	1,155	1,165
Assets taken on finance lease	1	-	-	-	1	1	-	-	-	-	1	-	-
Vehicles													
Owned	263	63	82	(3)	241	201	37	-	73	(1)	164	77	62
Assets taken on finance lease	254	109	-	-	363	41	78	-	-	-	119	244	213
Total tangible assets (A)	**62,947**	**10,618**	**1,449**	**(493)**	**71,623**	**25,451**	**5,685**	**-**	**1,133**	**(218)**	**29,786**	**41,837**	**37,496**
Previous Year	52,474	10,581	990	882	62,947	21,058	4,724	-	603	272	25,451	37,496	
Intangible assets													
Goodwill	37,683	259	-	(6,008)	31,934	31,735	1,009	-	-	(5,213)	27,531	4,403	5,948
Customer contracts	746	-	-	22	768	730	14	-	-	20	764	4	16
Copyrights and patents (including marketing / distribution rights)	16,119	-	-	(2,052)	14,067	14,125	353	-	-	(2,117)	12,361	1,706	1,994
Technical know how	673	11	-	-	684	617	23	-	-	-	640	44	56
Product related intangible	982	5,454	-	(73)	6,363	110	468	267	-	(8)	837	5,526	872
Others	26	271	-	-	297	-	47	-	-	-	47	250	26
Total intangible assets (B)	**56,229**	**5,995**	**-**	**(8,111)**	**54,113**	**47,317**	**1,914**	**267**	**-**	**(7,318)**	**42,180**	**11,933**	**8,912**
Previous year	48,420	597	319	7,531	56,229	39,330	1,751	-	231	6,467	47,317	8,912	
Total (A+B)	**119,176**	**16,613**	**1,449**	**(8,604)**	**125,736**	**72,768**	**7,599**	**267**	**1,133**	**(7,536)**	**71,966**	**53,770**	**46,408**
Previous year	100,894	11,178	1,309	8,413	119,176	60,388	6,475	-	834	6,739	72,768	46,408	

(a) Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.

(b) Based on the performance of and expected cash flows from some of the product related intangibles, the Company reassessed the recoverable amounts of such intangibles and determined that their carrying amount was higher than the recoverable amount. Accordingly, an amount of ₹ 267 was recorded as an impairment loss during the year ended 31 March 2015 under "Other expenses".

(c) The Company has capitalised borrowing cost of ₹ 31 (previous year: ₹ 77) during the year ended 31 March 2015.

(d) Additions to product related intangibles during the year 31 March 2015 includes ₹ 5,097 towards the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand. Refer to Note 2.41 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8: NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Non current investments at cost		
I. Quoted Investments		
Equity shares (fully paid-up)		
120,000 (previous year: 12,000) equity shares of ₹ 1/- (previous year: ₹ 10/-) each in State Bank of India (a)	3	3
17,120,131 (previous year: Nil) equity shares of USD 0.01/- each in Curis, Inc. (refer note 2.42)	1,452	-
Total quoted non current investments (I)	1,455	3
II. Unquoted investments		
Trade		
In other companies		
Equity shares (fully paid-up)		
Ordinary shares of Biomed Russia Limited, Russia (c)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (b)	-	-
	71	71
Less: Provision for decline, other than temporary, in the value of long term investments	(70)	(70)
Total unquoted non current investments, net (II)	1	1
Total (I + II)	1,456	4
Aggregate amount of quoted investments	1,455	3
Aggregate amount of unquoted investments	71	71
Aggregate provision for diminution in value of investments	70	70
Market value of quoted investments	2,586	23

(a) In respect of shares in State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Rounded off in millions in the note above.

(c) Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Considered good		
Advance income tax, net of provision	1,991	1,603
Capital advances for purchase of fixed assets	837	279
Security deposits	536	440
MAT Credit entitlement	644	-
Others	173	-
	4,181	2,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Current investments at cost or fair value whichever is lower		
Quoted investments		
In Mutual Funds		
1,077,125.72 (previous year: Nil) units of HSBC Cash Fund - Direct plan - Growth	1,500	-
5,179,111.81 (previous year: Nil) units of ICICI PRU Money Market Fund - Direct Plan - Growth	1,000	-
323,235.94 (previous year: Nil) units of SBI Magnum Insta Cash plan - Direct Plan - Growth	1,000	-
5,645,004.92 (previous year: Nil) units of Birla Sun Life Treasury Optimizer Plan - Growth - Direct Plan	950	-
52,118,621.98 (previous year: Nil) units of JPMorgan India Active Bond Fund - Direct Plan - Growth Option	800	-
30,835,232.65 (previous year: Nil) units of Reliance Short Term Fund - Direct Plan - Growth	800	-
34,380,315.6 (previous year: Nil) units of IDFC Super Saver Income Fund Medium Term Plan - Direct Plan -Growth	797	-
26,714,767.68 (previous year: Nil) units of IDFC Super Saver Income Fund Short Term Plan Growth Direct	749	-
41,901,855.65 (previous year: Nil) units of Axis Short Term Fund - Direct Plan- Growth	600	-
21,501,954.53 (previous year: Nil) units of HSBC Income Fund Short Term Plan Growth Direct Plan	500	-
17,169,327.34 (previous year: Nil) units of HDFC Cash Management Fund - Savings Plan Growth	500	-
442,568.54 (previous year: Nil) units of L&T Cash Fund - Direct Plan Growth	500	-
17,284,292.04 (previous year: Nil) units of Reliance Medium Term Fund - Direct Plan - Growth	500	-
259,865.94 (previous year: Nil) units of Reliance Money Manager Fund - Direct Plan - Growth	500	-
193,949.96 (previous year: Nil) units of TATA Liquid Fund - Direct Plan - Growth	500	-
45,394,706.98 (previous year: Nil) units of HDFC Banking & PSU Debt Fund - Direct Plan - Growth	500	-
2,415,432.1 (previous year: Nil) units of ICICI Pru Liquid Plan - Direct Plan - Growth	500	-
9,658,401.65 (previous year: Nil) units of Birla Sun Life Short Term Fund - Growth Direct Plan	500	-
19,165,753.09 (previous year: Nil) units of Tata Short Term Bond Fund Direct Plan Growth	500	-
23,473,811.05 (previous year: Nil) units of Sundaram Ultra Short Term Direct Plan - Growth	450	-
33,255,736.62 (previous year: Nil) units of ICICI Prudential blended plan A- Regular dividend	449	-
19,848,260.05 (previous year: Nil) units of ICICI Prudential Blended Plan B - Direct Plan -Growth	400	-
32,578,578.23 (previous year: Nil) units of JM Arbitrage Advantage Fund - (Direct) Bonus Option - Principal Units	324	-
29,038,262.9 (previous year: Nil) units of Sundaram Ultra Short Term Direct Plan - Bonus Plan	300	-
26,899,798.25 (previous year: Nil) units of BNP Paribas Medium Term Income Fund Direct Growth	300	-
25,930,471.76 (previous year: Nil) units of DWS Medium Term Income Fund Direct Plan Growth	300	-
24,759,220.58 (previous year: Nil) units of IDFC Arbitrage Plus Fund Direct Plan Dividend Pay out	298	-
64,538,060.23 (previous year: 24,958,817.95) units of Reliance FRF - ST - Direct Plan - Growth	1,400	500
45,236,290.51 (previous year: 42,988,185.11) units of IDFC Money Manager Fund - TP- Direct Plan -Growth	1,000	868
710,645.78 (previous year: 390,092.53) units of Axis Banking Debt Fund - Direct Plan - Growth	905	452
64,875,313.04 (previous year: 36,328,760.75) units of HDFC Short Term Opportunities Fund Direct Plan Growth	900	500
355,660.52 (previous year: 25,070.76) units of Reliance Liquid Fund Cash Plan- Direct Plan - Growth	800	51
Nil (previous year: 63,475,942.62) units of IDFC Money Manager Fund Investment Plan	-	1,250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10: CURRENT INVESTMENTS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Nil (previous year: 45,050,321.21) units of HDFC Floating Rate Income Fund Long Term Plan Direct Plan Growth	-	1,000
Nil (previous year: 68,985,181.98) units of IDFC Banking Debt Fund-Direct Plan-Growth	-	750
Nil (previous year: 18,519,257.18) units of Kotak Scheme Plan A-Growth	-	638
Nil (previous year: 50,000,000) units of DSP Black Rock FMP Series 151-12M	-	500
Nil (previous year: 10,000,000) units of DSP Black Rock FMP Series 153-12M	-	100
Nil (previous year: 24,988,298.82) units of Sundaram Flexible Fund STP Direct Plan Growth	-	503
Nil (previous year: 35,464,262.66) units of DWS Treasury Fund - investment direct plan growth	-	500
Nil (previous year: 30,384,875.08) units of SBI Dynamic Bond Fund direct plan growth	-	450
Nil (previous year: 14,169,825.36) units of Kotak Banking & PSU Debt Fund Direct Growth	-	400
Nil (previous year: 40,000,000) units of Reliance Fixed Horizon Fund XXV Series 32 - Direct Plan	-	400
Nil (previous year: 224,838.91) units of IDFC Cash Fund Growth Regular Plan	-	350
Nil (previous year: 1,704,068.54) units of Birla Sun Life Cash Plus	-	350
Nil (previous year: 30,000,000) units of SDFS A – 12 - Direct Plan	-	300
Nil (previous year: 12,547,051.44) units of Birla Sun Life Dynamic Bond Fund Retail Growth Direct Plan	-	250
Nil (previous year: 25,000,000) units of IDFC Fixed Term Plan Series – 85 - Direct Plan	-	250
Nil (previous year: 15,000,000) units of JP Morgan India Fixed Maturity Plan	-	150
Nil (previous year: 15,000,000) units of HDFC FMP 366D March 2014 (1) - Direct Plan	-	150
Nil (previous year: 68,941.48) units of HDFC FRIF-STF-Direct Plan-Growth	-	2
	21,022	10,664
Market value of quoted investments	21,422	10,762

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
(Valued on weighted average basis)		
Raw materials (includes in transit ₹ 124; previous year: ₹ 57)	6,749	6,151
Work-in-progress	6,850	6,690
Finished goods	7,594	8,054
Stock-in-trade (goods acquired for trading)	2,521	1,663
Stores and spares	979	693
Packing materials	1,006	937
	25,699	24,188

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Outstanding for a period exceeding six months		
Considered good	535	239
Considered doubtful	667	690
	1,202	929
Less: Provision for doubtful debts	(667)	(690)
	535	239
Others		
Considered good	40,477	33,014
	41,012	33,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Cash on hand	3	3
Bank balances		
In current accounts (a)	4,199	4,731
In EEFC accounts	32	26
In term deposit accounts (original maturity less than 3 months)	1,595	3,864
Cash and cash equivalents (A)	5,829	8,624
Other bank balances		
In unclaimed dividend accounts	39	33
In unclaimed fractional share pay order accounts	1	1
In unclaimed debentures and debenture interest account	18	50
In term deposit accounts (original maturity more than 3 months)	12,837	14,298
Other bank balances (B)	12,895	14,382
Total (A+B)	18,724	23,006

(a) includes ₹ 1,796 as at 31 March 2015 representing cash and cash equivalents of the Company's subsidiary in Venezuela, which are subject to foreign exchange controls.

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Unsecured		
Considered good		
Balances with statutory / government authorities	7,757	7,985
Prepaid expenses	699	547
Others	2,291	2,457
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	54	46
	10,801	11,035
Less: Provision for doubtful loans and advances	(54)	(46)
	10,747	10,989

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
A) Non current assets		
In term deposit accounts (remaining maturity more than 12 months)	11	-
Others	53	-
	64	-
B) Current assets		
Considered good		
Claims receivable	339	204
Interest accrued but not due on term deposits	114	208
Derivative financial asset	979	580
Others	131	165
	1,563	1,157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Sale of spent chemicals	521	481
Scrap sales	299	152
Miscellaneous income (a)	329	713
	1,149	1,346

(a) Miscellaneous income for the year ended 31 March 2014 includes an amount of ₹ 415 (CAD 6.75 million) towards resolution of litigation associated with the sale of one of the Company's generic products in North America.

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Interest income		
On fixed deposits	694	1,054
Others	360	31
Profit on sale of fixed assets, net	-	24
Dividend from mutual fund units	26	-
Profit on sale of current investments, net	729	213
Foreign exchange gain, net	917	354
Miscellaneous income	15	21
	2,741	1,697

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015		FOR THE YEAR ENDED 31 MARCH 2014	
Opening				
Work-in-progress	6,690		5,638	
Finished goods	8,054		5,992	
Stock-in-trade	1,663	16,407	1,581	13,211
Closing				
Work-in-progress	6,850		6,690	
Finished goods	7,594		8,054	
Stock-in-trade	2,521	16,965	1,663	16,407
		(558)		(3,196)

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Salaries, wages and bonus	24,843	20,991
Contribution to provident and other funds	1,909	1,340
Staff welfare expenses	2,175	1,955
Stock compensation expense, net	519	468
	29,446	24,755

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(All amounts in Indian Rupees millions, except share data and where otherwise stated)*

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Interest on long term borrowings	439	410
Interest on other borrowings	642	1,104
(Gain) / Loss on interest rate swaps, net	10	(259)
Changes in fair valuation of current investments	(9)	12
	1,082	1,267

2.21: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Consumption of stores, spares and other materials	4,520	3,976
Excise duty	743	562
Clinical trials and other R&D expenses	9,605	7,758
Advertisements	1,362	1,598
Commission on sales	198	177
Carriage outwards	3,124	3,047
Other selling expenses	8,891	7,826
Legal and professional	3,465	3,717
Power and fuel	3,391	3,199
Repairs and maintenance		
Buildings	364	203
Plant and machinery	2,238	1,987
Others	1,335	1,345
Insurance	475	499
Travel and conveyance	1,923	1,878
Rent	746	749
Rates and taxes	907	671
CSR and donations*	329	188
Provision for doubtful debts, net	168	168
Provision / (reversal of provision) for doubtful advances, net	16	(2)
Non Executive Directors' remuneration	80	80
Auditors' remuneration (Refer note 2.29)	15	14
Loss on sale of fixed assets, net	144	-
Other general expenses	2,762	2,435
	46,801	42,075

* Includes an amount of ₹ 292 incurred during the year ended 31 March 2015 towards various Corporate Social Responsibility (CSR) activities in accordance with section 135 of the Companies Act, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22: TAX EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Current tax expense		
Domestic taxes	4,457	5,090
MAT credit entitlement	(644)	-
Foreign taxes	2,429	1,478
	6,242	6,568
Deferred tax expense/ (benefit)		
Domestic taxes	40	295
Foreign taxes	(650)	(32)
	(610)	263

(a) Pursuant to a favourable order from Income Tax Appellate Tribunal, Hyderabad over a previously litigated matter, the company has reversed a tax provision of ₹ 684 during the year ended 31 March 2014.

2.23: RESEARCH AND DEVELOPMENT EXPENSES

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditure are given below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Employee benefits expense (included in note 2.19)	4,310	2,624
Other expenses (included in note 2.21)		
Materials and consumables	2,936	2,250
Clinical trials and other R&D expenses	9,605	7,758
	16,851	12,632

2.24: EARNINGS PER SHARE (EPS)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Earnings		
Profit for the year	23,364	19,632
Shares		
Number of shares at the beginning of the year	170,108,868	169,836,475
Add: Equity shares issued on exercise of vested stock options	272,306	272,393
Total number of equity shares outstanding at the end of the year	170,381,174	170,108,868
Weighted average number of equity shares outstanding during the year - Basic	**170,314,506**	**170,044,518**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	742,463	813,171
Weighted average number of equity shares outstanding during the year - Diluted	**171,056,969**	**170,857,689**
Earnings per share of par value ₹ 5/- - Basic (₹)	137.18	115.45
Earnings per share of par value ₹ 5/- - Diluted (₹)	136.59	114.90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25: DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Deferred tax assets / (liabilities)		
Operating tax loss and interest loss carry-forward	581	281
Inventories	240	211
Trade receivables & Other current assets	916	1,040
Current Liabilities & Provisions	868	711
Stock based compensation	(288)	(207)
Tangible and Intangible assets	(1,274)	(1,360)
Deferred tax assets, net	**1,043**	**676**

The net deferred tax assets of ₹ 1,043 (previous year: ₹ 676) have the following breakdown:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Deferred tax assets	2,450	1,917
Deferred tax liabilities	(1,407)	(1,241)
Deferred tax assets, net	**1,043**	**676**

2.26 (a): DESCRIPTION OF THE GROUP

Dr. Reddy's Laboratories Limited ("DRL" or the "parent company") together with its subsidiaries (collectively, "the Company" or "the Group") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars, differentiated formulations and New Chemical Entities ("NCEs"). The Company's principal research and development facilities are located in Andhra Pradesh, India; Cambridge, United Kingdom; and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India; Andhra Pradesh, India; Himachal Pradesh, India; Cuernavaca-Cuautla, Mexico; Mirfield, United Kingdom; Louisiana, United States and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since 11 April 2001, also on the New York Stock Exchange in the United States.

Subsidiaries, step-down subsidiaries and joint ventures of the parent company are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Subsidiaries		
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
Dr. Reddy's Bio-sciences Limited	A Company organised under the laws of India	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	A Company organised under the laws of Brazil	100
Dr. Reddy's Pharma SEZ Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories SA	A Company organised under the laws of Switzerland	100
DRL Impex Limited	A Company organised under the laws of India	100
Idea2Enterprises (India) Private Limited	A Company organised under the laws of India	100
Industrias Quimicas Falcon de Mexico S.A.de C.V	A Company organised under the laws of Mexico	100
Reddy Antilles N.V.	A Company organised under the laws of Netherlands	100
Reddy Cheminor S.A. (under liquidation)	A Company organised under the laws of France	100
Reddy Pharma Iberia SA	A Company organised under the laws of Spain	100
Step-down subsidiaries		
Aurigene Discovery Technologies (Malaysia) SDN BHD	A subsidiary of Aurigene Discovery Technologies Limited organised under the laws of Malaysia	100
Aurigene Discovery Technologies Inc.	A subsidiary of Aurigene Discovery Technologies Limited organised under the laws of USA	100
beta Institut gemeinnützige GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 (a): DESCRIPTION OF THE GROUP (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Chienna BV	A subsidiary of OctoPlus B.V. organised under the laws of Netherlands	100
Chirotech Technology Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of United Kingdom	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Australia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of the Republic of South Africa	100
Dr. Reddy's Srl	A subsidiary of Reddy Pharma Italia S.p.A organised under the laws of Italy	100
Dr. Reddy's Laboratories (EU) Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories (UK) Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories Canada, Inc.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Canada	100
Dr. Reddy's Singapore PTE Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Singapore	100
Dr. Reddy's Laboratories Inc.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories International SA	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Switzerland	100
Dr. Reddy's Laboratories SAS (from 24 November 2014)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Colombia	100
Dr. Reddy's Laboratories New York, Inc.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories LLC, Ukraine	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Ukraine	100
Dr. Reddy's New Zealand Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of New Zealand	100
Dr. Reddy's Laboratories Louisiana LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Laboratories Romania S.R.L.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Romania	100
Dr. Reddy's Laboratories Tennessee, LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Venezuela, C.A.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Venezuela	100
Eurobridge Consulting B.V.	A subsidiary of Reddy Antilles N.V. organised under the laws of Netherlands	100
I-VEN Pharma Capital Limited (until 20 November 2014)	A subsidiary of DRL Impex Limited organised under the laws of India	100
Lacock Holdings Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Cyprus	100
OOO Dr. Reddy's Laboratories Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Russia	100
OctoPlus B.V. (formerly OctoPlus N.V.)	A subsidiary of Reddy Netherlands B.V. organised under the laws of Netherlands	100
OctoPlus Development B.V.	A subsidiary of OctoPlus B.V. organised under the laws of Netherlands	100
OctoPlus Sciences B.V.	A subsidiary of OctoPlus B.V. organised under the laws of Netherlands	100
OctoPlus PolyActive Sciences B.V	A subsidiary of OctoPlus Sciences B.V. organised under the laws of Netherlands	100
OctoPlus Technologies B.V.	A subsidiary of OctoPlus B.V. organised under the laws of Netherlands	100
OctoShare B.V.	A subsidiary of OctoPlus B.V. organised under the laws of Netherlands	100
OOO DRS LLC	A subsidiary of Eurobridge Consulting B.V. organised under the laws of Russia	100
Promius Pharma LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Reddy Specialities GmbH, Germany	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Reddy Holding GmbH	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Germany	100
Reddy Netherlands B.V.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Netherlands	100
Reddy Pharma Italia S.p.A	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Joint Ventures		
Kunshan Rotam Reddy Pharmaceutical Company Limited	A joint venture of Dr. Reddys Laboratories Limited organised under the laws of China	51.33
DRANU LLC	A joint venture of Dr. Reddy's Laboratories Inc. organised under the laws of USA	50
DRSS Solar Power Private Limited	A joint venture of Dr. Reddy's Laboratories Limited organised under the laws of India	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 (b): ADDITIONAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

SL. NO.	NAME OF THE ENTITY	AS AT 31 MARCH 2015 NET ASSETS, i.e., TOTAL ASSETS MINUS TOTAL LIABILITIES		FOR THE YEAR ENDED 31 MARCH 2015 SHARE IN PROFIT OR LOSS	
		AS % OF CONSOLIDATED NET ASSETS	AMOUNT	AS % OF CONSOLIDATED PROFIT OR LOSS	AMOUNT
	Parent				
	Dr. Reddy's Laboratories Limited	107.93	106,340	71.88	16,794
	Subsidiaries				
	India				
1	Aurigene Discovery Technologies Limited	1.13	1,119	0.29	67
2	Cheminor Investments Limited	0.00	1	-	-
3	Dr. Reddy's Bio-Sciences Limited	0.39	385	0.00	1
4	DRL Impex Limited	(0.75)	(739)	(0.26)	(60)
5	Idea2Enterprises (India) Private Limited	1.47	1,446	-	-
6	I-Ven Pharma Capital Limited (till 20 November 2014)	-	-	-	-
7	Dr. Reddy's Pharma SEZ Limited	-	-	-	-
	Foreign				
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	0.02	17	0.01	3
2	Aurigene Discovery Technologies Inc.	0.00	3	0.01	2
3	beta Institut gemeinnützige GmbH	0.00	3	-	-
4	betapharm Arzneimittel GmbH	0.97	951	(12.38)	(2,893)
5	Chienna B.V.	(0.70)	(686)	(0.75)	(176)
6	Chirotech Technology Limited	0.38	370	1.01	235
7	Dr. Reddy's Farmaceutica Do Brasil Ltda.	(0.40)	(398)	(0.14)	(32)
8	Dr. Reddy's Laboratories (Australia) Pty. Limited	(0.32)	(317)	0.34	79
9	Dr. Reddy's Laboratories (Canada), Inc.	(0.05)	(45)	(0.34)	(79)
10	Dr. Reddy's Laboratories (EU) Limited	1.37	1,347	(0.85)	(199)
11	Dr. Reddy's Laboratories (Proprietary) Limited	0.13	126	0.17	39
12	Dr. Reddy's Laboratories (UK) Limited	1.58	1,558	2.09	488
13	Dr. Reddy's Laboratories Inc.	7.55	7,435	6.10	1,426
14	Dr. Reddy's Laboratories International SA	0.28	275	0.01	3
15	Dr. Reddy's Laboratories SAS (from 24 November 2014)	0.00	5	(0.00)	(1)
16	Dr. Reddy's Laboratories LLC, Ukraine	0.21	209	1.24	289
17	Dr. Reddy's Laboratories Louisiana LLC	6.68	6,585	6.89	1,609
18	Dr. Reddy's Laboratories New York, Inc.	0.77	755	(3.44)	(803)
19	Dr. Reddy's Laboratories Romania S.R.L.	0.11	111	0.03	7
20	Dr. Reddy's Laboratories SA	36.88	36,341	2.62	612
21	Dr. Reddy's Laboratories Tennessee, LLC	(0.43)	(427)	(4.48)	(1,047)
22	Dr. Reddy's New Zealand Limited	0.03	33	(0.20)	(46)
23	Dr. Reddy's Singapore PTE Limited	0.03	31	0.03	7
24	Dr. Reddy's Srl	(0.81)	(798)	0.16	37
25	Dr. Reddy's Venezuela, C.A.	0.51	501	2.05	479
26	Euro Bridge Consulting B.V.	0.15	148	(0.00)	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 (b): ADDITIONAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SL. NO.	NAME OF THE ENTITY	AS AT 31 MARCH 2015		FOR THE YEAR ENDED 31 MARCH 2015	
		NET ASSETS, i.e., TOTAL ASSETS MINUS TOTAL LIABILITIES		SHARE IN PROFIT OR LOSS	
		AS % OF CONSOLIDATED NET ASSETS	AMOUNT	AS % OF CONSOLIDATED PROFIT OR LOSS	AMOUNT
27	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.06	57	1.10	257
28	Lacock Holdings Limited	0.15	151	0.08	19
29	OctoPlus Development B.V.	1.42	1,401	2.31	540
30	OctoPlus B.V. (formerly OctoPlus N.V.)	1.07	1,053	(0.13)	(31)
31	OctoPlus PolyActive Sciences B.V.	0.00	1	-	-
32	OctoPlus Sciences B.V.	0.07	68	(0.10)	(23)
33	OctoPlus Technologies B.V.	(3.12)	(3,077)	(1.41)	(330)
34	OctoShare B.V.	0.75	743	(0.74)	(173)
35	OOO Dr. Reddy's Laboratories Limited	1.95	1,924	4.58	1,071
36	OOO DRS LLC	0.14	134	0.17	39
37	Promius Pharma LLC	(5.07)	(4,999)	(9.41)	(2,198)
38	Reddy Antilles N.V.	(0.12)	(121)	(0.10)	(24)
39	Reddy Cheminor S.A. (under liquidation)	-	-	-	-
40	Reddy Holding GmbH	13.46	13,260	28.51	6,661
41	Reddy Specialities GmbH	0.00	2	-	-
42	Reddy Netherlands B.V.	3.85	3,796	(1.79)	(417)
43	Reddy Pharma Iberia SA	0.05	46	0.07	17
44	Reddy Pharma Italia S.p.A	(0.08)	(77)	(0.03)	(7)
	Joint Ventures				
	India				
1	DRSS Solar Power Private Limited	-	-	-	-
	Foreign				
1	Kunshan Rotam Reddy Pharmaceutical Company Limited	0.86	850	0.92	216
2	DRANU LLC	0.04	43	(0.54)	(125)
	Sub total	**180.59**	**177,940**	**95.58**	**22,332**
	Less: Effect of inter-company adjustments/ eliminations	80.59	79,409	(4.42)	(1,032)
	Total	**100.00**	**98,531**	**100.00**	**23,364**

Note: Net assets and share in profit or loss for parent company, subsidiaries and joint ventures are as per the standalone financial statements of the respective entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: CONTINGENT LIABILITIES AND COMMITMENTS

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
(A) Contingent liabilities:		
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters under dispute (refer note 'o' below)	1,181	1,264
(b) Excise matters (including service tax), under dispute (refer note 'm' below)	402	633
(c) Sales tax matters, under dispute (refer note 'n' below)	317	319

(d) *DPCO matters*

The Company is contesting various demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products, including norfloxacin. Based on its best estimate, the Company has made a provision for the potential liability related to the overcharged amount including the interest thereon and believes that the possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

(e) *Ibandronate Sodium litigation*

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.The Company is defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech USA, Inc. (collectively, "Roche") in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents - one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On 7 May 2012, the Court granted the Company's motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the Company launched its ibandronate sodium 150 mg tablet product. On 1 October 2012, the Court granted summary judgment in the Company's favor finding U.S. patent number 7,410,957 invalid.

On 15 November 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on 16 November 2012 which was denied by the Court on 25 January 2013. Roche has appealed both of the Court's summary judgment decisions. Argument of the appeal was heard on 6 December 2013, and on 11 April 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on 12 May 2014, and the Company filed its response on 9 June 2014. On 11 July 2014, the Court denied the petition for rehearing and rehearing en banc.

(f) *Nexium litigations*

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy's Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca's branded drug, Nexium.

Plaintiffs allege that AstraZeneca's settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company's conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on 21 January 2014.

On 12 February 2014, the Court issued an order granting the Company's motion in part, finding that the plaintiffs have failed to demonstrate that the Company's settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. On 20 October 2014, the Company reached a settlement with a majority of the plaintiffs, subject to the Court's approval. Under the terms of the settlement, the Company will not make any payment to the plaintiffs. On 28 January 2015, the Court granted the Company's consent motion for approval of the settlement agreements.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(g) *Reclast and Zometa litigation*

In January 2013, Novartis AG ("Novartis") brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company's ANDA for Reclast® would infringe Novartis' U.S. Patent No. 8,052,987 and that the Company's ANDA for Zometa® would infringe Novartis' U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On 1 March 2013, the Court denied Novartis' motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis' Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis' Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company's products. The Court has construed the patent claims and the case is currently in progress at a fact discovery stage. No provision is made in the Company's consolidated financial statements as of 31 March 2015. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

(h) *Child resistant packaging matter*

In May 2012, the Consumer Product Safety Commission ("CPSC") requested that Dr. Reddy's Laboratories Inc., a wholly owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information.

The CPSC subsequently alleged, in a letter dated 30 April 2014, that the Company has violated the Consumer Product Safety Act and the Poison Prevention Packaging Act and intends to seek civil penalties. Simultaneously, the Department of Justice (DOJ) is also currently investigating a complaint related to these issues under the Federal False Claims Act. A meeting with the DOJ occurred on 20 August 2014 and the Company has provided some additional clarifying information to the DOJ subsequent to that meeting.

At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision is made in the Company's consolidated financial statements as of 31 March 2015. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

(i) *Land pollution, India*

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

(j) *Water pollution and air pollution, India*

During the year ended 31 March 2012, the Company, alongwith 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board ("APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board").The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government notification that conditionally permitted expansion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(k) *Fuel surcharge adjustment*

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate writ petitions before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹ 219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is approximately ₹ 482. As of 31 March 2015, the Company has paid, under protest, an amount of ₹ 354 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(l) *Assessable value of products supplied by a vendor to the Company*

During the year ended 31 March 2003, the Central Excise Authorities of India ("the Central Excise Authorities") issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of ₹ 176 from the vendor, including penalties of ₹ 90. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 70 against the Company. During the year ended 31 March 2005, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 226 from the vendor, including a penalty of ₹ 51. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 7 against the Company. Furthermore, during the year ended 31 March 2006, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT"). In October 2006, the CESTAT passed an order in favour of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT's order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

(m) *Distribution of input service tax credits*

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company's methodology of distributing input service tax credits claimed for one of the Company's facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	₹ 102 plus penalties of ₹ 102 and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	₹ 125 plus penalties of ₹ 100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	₹ 51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	₹ 54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2013 to March 2014	₹ 69 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

(n) *Value Added Tax ("VAT") matter*

The Company received various show cause notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	₹ 59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	₹ 86 plus 10% penalty	The Company has filed an appeal before the Appellate Deputy Commissioner.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is ₹ 43. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company's consolidated financial statements as at 31 March 2015.

(o) *Direct taxes related matters*

During the year ended 31 March 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is ₹ 570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities.

The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the Company's consolidated financial statements as of 31 March 2015.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is ₹ 611. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the Company's financial statements as of 31 March 2015.

(p) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

(B) Commitments:

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4,177	2,925

2.28: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("KRRP")

The Company has 51.33 % interest in KRRP, a joint venture (JV) in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the financial and operating policies of KRRP in the ordinary course of business.

The Company has, in accordance with Accounting Standard 27 "Financial Reporting of Interests in Joint Ventures", accounted for its 51.33% interest in the JV by the proportionate consolidation method. Thus the Company's statement of profit and loss, balance sheet and cash flow statement incorporate the Company's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Company's share in the JV included in these financial statements as at and for the year ended 31 March 2015 and 31 March 2014 are given below:

Balance Sheet (extract)

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Fixed assets, net	188	157
Deferred tax assets, net	1	2
Inventories	171	195
Trade receivables	258	216
Cash and bank balances	496	271
Short term loans and advances	152	223
Trade payables	180	273
Other current liabilities	235	189
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	4	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV) (CONTINUED)

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Income		
Sales	1,723	1,428
Other income	10	9
Expenditure		
Material costs	381	359
Employee benefits expense	425	316
Operating and other expenses	652	502
Depreciation and amortisation	25	20
Profit before taxation	**250**	**240**
Provision for taxation		
- Current tax expense	33	34
- Deferred tax expense	1	6
Profit after taxation	**216**	**200**

2.29: AUDITOR'S REMUNERATION

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
a) Audit fees	12	11
b) Other charges		
Taxation matters*	1	-
Other matters	1	1
c) Reimbursement of out of pocket expenses	1	2
	15	**14**

* Represents amount of ₹ 600 thousands (previous year: ₹ 400 thousands), rounded off in millions above.

2.30: RELATED PARTY DISCLOSURES

a. Related parties with whom transactions have taken place during the current and/or previous year:

NAME OF THE RELATED PARTY	NATURE OF RELATIONSHIP
▪ Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
▪ Ecologic Chemicals Limited	Enterprise controlled by whole-time directors
▪ Stamlo Hotels Private Limited	Enterprise controlled by whole-time directors
▪ Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
▪ K Samrajyam	Mother of Chairman
▪ G Anuradha	Spouse of Chief Executive Officer
▪ Deepti Reddy	Spouse of Chairman
▪ G Mallika Reddy	Daughter of Chief Executive Officer
▪ G V Sanjana Reddy	Daughter of Chief Executive Officer
▪ Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
▪ Pudami Educational Society	Enterprise over which whole-time directors and their relatives have significant influence

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30: RELATED PARTY DISCLOSURES (CONTINUED)

b. List of Key Management Personnel* of the Company

- K Satish Reddy (whole-time director);
- G V Prasad (whole-time director);
- Abhijit Mukherjee;
- Alok Sonig;
- Dr. Amit Biswas;
- Dr. R Ananthanarayanan (till 30 November 2014);
- Dr. Cartikeya Reddy;
- Dr. Chandrasekhar Sripada;
- Dr. Raghav Chari;
- Dr. KVS Ram Rao;
- M V Ramana;
- Samiran Das;
- Sandeep Poddar;
- Saumen Chakraborty; and
- Umang Vohra.

* In accordance with the provisions of AS 18 "Related Party Disclosures" and the Companies Act, 2013, members of the Company's Management Council and Company Secretary are considered as Key Management Personnel.

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
i. Sales of raw materials to Ecologic Chemicals Limited	-	49
ii. Sale of assets to Ecologic Chemicals Limited	-	14
iii. Purchases and services from:		
Ecologic Chemicals Limited	5	91
Dr. Reddy's Institute of Life Sciences	92	96
Total	**97**	**187**
iv. Contributions for social development:		
Dr. Reddy's Foundation	207	143
Pudami Educational Society	30	27
Total	**237**	**170**
v. Purchase of assets from Ecologic Chemicals Limited (refer note 2.39)	-	1,264
vi. Hotel expenses paid/ payable to:		
Green Park Hotel and Resorts Limited	32	20
Stamlo Hotels Private Limited	9	11
Total	**41**	**31**
vii. Rent paid/ payable to:		
Key management personnel		
K Satish Reddy	14	14
Relatives of key management personnel		
G Anuradha	13	13
Deepti Reddy	3	3
K Samrajyam	2	2
G Mallika Reddy	2	2
G V Sanjana Reddy	2	2
Total	**22**	**22**
viii. Rental deposit paid to:		
Relatives of key management personnel		
G Mallika Reddy	-	2
G V Sanjana Reddy	-	2
Total	**-**	**4**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
ix. Remuneration to key management personnel[1][2]	526	476

(1) The above amounts do not include stock compensation expense.

(2) In addition to the above, the Company has accrued an amount of ₹ 67 towards a long term incentive plan, for the services rendered by key management personnel during the year ended 31 March 2015. Refer to Note 2.35 for further details.

d. The Company has the following dues from / to related parties:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
i. Due from related parties:		
Rental deposit to key management personnel and their relatives	8	8
ii. Due to related parties (included in trade payables and other current liabilities):		
Dr. Reddy's Research Foundation	18	18
Green Park Hotels & Resorts Limited	1	-
Dr. Reddy's Institute of Life Sciences	3	-
Total	22	18

2.31: SEGMENT REPORTING

The primary and secondary reportable segments are business and geographic segments, respectively.

Business segments:

The Company is organised on a worldwide basis into the following businesses which are reportable segments:

- Pharmaceutical Services and Active Ingredients ("PSAI");
- Global Generics; and
- Proprietary Products.

Pharmaceutical Services and Active Ingredients: This segment includes active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Global Generics: This segment consists of finished pharmaceutical products ready for consumption/ use by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Proprietary Products: This segment consists of the Company's differentiated formulations business, New Chemical Entities ("NCEs") business, and the dermatology focused specialty business operated through Promius™ Pharma.

Others: This includes the operations of the Company's wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug ("IND") filing.

Geographic segments:

The Company's business is organised into five key geographic segments viz. India, North America, Russia and other CIS countries, Europe and Others. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: As certain assets of the Company including manufacturing facilities, development facilities, and treasury assets and liabilities are often deployed interchangeably across business segments, it is impractical to allocate these assets and liabilities to each business segment.

Inter-segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31: SEGMENT REPORTING (CONTINUED)

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Un-allocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Company as a whole, are shown as un-allocable items.

Segment information for the year ended 31 March 2015

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	24,779	122,063	1,013	-	-	-	147,855
Inter-segment sales	6,904	-	-	-	(6,904)	-	-
Less: Excise duty on sales	(248)	(581)	-	-	-	-	(829)
Segment sales	31,435	121,482	1,013	-	(6,904)	-	147,026
Income from services	678	-	-	1,011	-	-	1,689
License fees	-	216	-	153	-	-	369
Other operating revenues	802	306	-	41	-	-	1,149
Segment revenues	32,915	122,004	1,013	1,205	(6,904)	-	150,233
Interest income	-	-	-	-	-	1,054	1,054
Other un-allocable income	-	-	-	-	-	1,687	1,687
Total Revenues							152,974
Segment result	1,035	30,597	(5,371)	(18)	-	-	26,244
Un-allocated income / (expense), net						2,780	2,780
Finance charges, net						(28)	(28)
Profit before taxation							28,996
Income tax expense						(5,632)	(5,632)
Profit for the year							23,364

Segment information for the year ended 31 March 2014

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	23,580	106,356	1,779	-	-	-	131,715
Inter-segment sales	5,601	-	-	-	(5,601)	-	-
Less: Excise duty on sales	(271)	(549)	-	-	-	-	(820)
Segment sales	28,910	105,807	1,779	-	(5,601)	-	130,895
Income from services	394	-	-	1,238	-	-	1,632
License fees	-	263	-	17	-	-	280
Other operating revenues	644	673	1	28	-	-	1,346
Segment revenues	29,948	106,743	1,780	1,283	(5,601)	-	134,153
Interest income	-	-	-	-	-	1,085	1,085
Other un-allocable income	-	-	-	-	-	612	612
Total Revenues							135,850
Segment result	2,069	30,813	(2,028)	973	-	-	31,827
Un-allocated income / (expense), net						(5,193)	(5,193)
Finance charges, net						(171)	(171)
Profit before taxation							26,463
Income tax expense						(6,831)	(6,831)
Profit for the year							19,632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31: SEGMENT REPORTING (CONTINUED)

Analysis of depreciation and amortisation by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
PSAI	2,522	2,348
Global Generics	4,483	3,508
Proprietary Products	347	401
Others	115	113
Un-allocated	132	105
Total	7,599	6,475

Sales by geographic markets (Gross of excise duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
India	19,772	18,182
North America	70,743	61,362
Russia and other CIS countries	17,713	19,819
Europe	17,800	16,287
Others	21,827	16,065
Total	147,855	131,715

Assets by geography

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
India	110,723	90,509
North America	35,493	25,364
Russia and other CIS countries	6,876	9,055
Europe	22,774	29,364
Others	10,112	6,004
Total	185,978	160,296

Cost of tangible and intangible fixed assets (including capital work in progress) acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
India	8,451	9,337
North America	1,161	1,123
Russia and other CIS countries	152	308
Europe	5,432	714
Others	319	96
Total	15,515	11,578

2.32: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Nomination, Governance and Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The DRL 2002 Plan, as amended at Annual General Meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there was highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to issue of bonus shares (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from issue of bonus shares (C)	205,939	1,847,685	2,053,624
Total options after bonus shares (A+B+C)	505,939	3,843,163	4,349,102

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 Plan was extended for a period of 10 years with effect from 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the year ended 31 March 2015, the Company has issued 230,840 Category B options to eligible employees under the DRL 2002 Plan. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
25 May 2014	134,912	5.00	2,308.70
15 June 2014	95,428	5.00	2,445.15
14 July 2014	500	5.00	2,700.70

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	10,000	₹ 448.00	₹ 448.00	44
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	₹ 448.00	₹ 448.00	-
Outstanding at the end of the year	-	-	-	-
Exercisable at the end of the year	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	52
Granted during the year	-	-	-	-
Expired / forfeited during the year	(1,000)	₹ 373.50	₹ 373.50	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**
Exercisable at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	641,674	₹ 5.00	₹ 5.00	78
Granted during the year	230,840	5.00	5.00	90
Expired / Forfeited during the year	(59,148)	5.00	5.00	-
Exercised during the year	(227,912)	5.00	5.00	-
Outstanding at the end of the year	**585,454**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**43,425**	**₹ 5.00**	**₹ 5.00**	**40**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	684,259	₹ 5.00	₹ 5.00	71
Granted during the year	258,870	5.00	5.00	90
Expired / Forfeited during the year	(60,315)	5.00	5.00	-
Exercised during the year	(241,140)	5.00	5.00	-
Outstanding at the end of the year	**641,674**	**₹ 5.00**	**₹ 5.00**	**78**
Exercisable at the end of the year	**50,818**	**₹ 5.00**	**₹ 5.00**	**42**

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Nomination, Governance and Compensation Committee of the Board ("the Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the year ended 31 March 2015, the Company has issued 45,796 Category B options to eligible employees under the DRL 2007 Plan. The vesting period for the options granted varies from 12 to 48 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
25 May 2014	40,096	5.00	2,308.70
15 June 2014	4,700	5.00	2,445.15
14 July 2014	1,000	5.00	2,700.70

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2015			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	97,463	₹ 5.00	₹ 5.00	79
Granted during the year	45,796	5.00	5.00	90
Expired / Forfeited during the year	(10,515)	5.00	5.00	-
Exercised during the year	(34,394)	5.00	5.00	-
Outstanding at the end of the year	**98,350**	**₹ 5.00**	**₹ 5.00**	**72**
Exercisable at the end of the year	**6,730**	**₹ 5.00**	**₹ 5.00**	**42**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	98,608	₹ 5.00	₹ 5.00	73
Granted during the year	44,240	5.00	5.00	90
Expired / Forfeited during the year	(14,132)	5.00	5.00	-
Exercised during the year	(31,253)	5.00	5.00	-
Outstanding at the end of the year	**97,463**	**₹ 5.00**	**₹ 5.00**	**79**
Exercisable at the end of the year	**7,265**	**₹ 5.00**	**₹ 5.00**	**44**

The Company has not granted any options under Category A of "the DRL 2007 Plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 519 (previous year: ₹ 468) has been recognized in the statement of profit and loss.

2.33: OPERATING LEASE

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Total expense recognised in statement of profit and loss on account of operating leases during the year amounts to ₹ 822 (previous year: ₹ 749).

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Not later than one year	384	359
Later than one year and not later than five years	1,259	1,007
Beyond five years	852	937
	2,495	2,303

During the year ended 31 March 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States of America. The future minimum rental payments in respect of this lease are ₹ 1,458 (USD 23 million) and ₹ 1,556 (USD 26 million) as at 31 March 2015 and 31 March 2014, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.34: FINANCE LEASE

The Company has taken buildings, vehicles and plant and machinery under finance lease. Future minimum lease payments under finance leases as at 31 March 2015 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	87	117	204
Later than one year and not later than five years	263	249	512
Beyond five years	512	185	697
	862	551	1,413

Future minimum lease payments under finance leases as at 31 March 2014 were as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	100	122	222
Later than one year and not later than five years	263	272	535
Beyond five years	684	206	890
	1,047	600	1,647

2.35: EMPLOYEE BENEFIT PLANS

2.35.1 Gratuity Plan of Dr. Reddy's Laboratories Limited

In accordance with applicable Indian laws, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A portion of the fund is also invested in Indian equities.

The following table sets out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening defined benefit obligation	1,040	875
Current service cost	136	117
Interest cost	99	74
Actuarial losses / (gains)	45	45
Benefits paid	(84)	(70)
Closing defined benefit obligation	1,236	1,040

Change in the fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening fair value of plan assets	908	707
Expected return on plan assets	80	56
Actuarial gains / (losses)	43	14
Contributions by employer	210	201
Benefits paid	(84)	(70)
Closing fair value of plan assets	1,157	908

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Present value of funded obligations	1,236	1,040
Fair value of plan assets	(1,157)	(908)
Net liability	79	132

Expense recognized in statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Current service cost	136	116
Interest on defined benefit obligation	99	74
Expected return on plan assets	(80)	(56)
Net actuarial losses / (gains) recognized in the year	2	31
Amount included in employee benefit expense	157	165
Actual return on plan assets	123	70

Contributions: The Company expects to contribute ₹ 100 to the Gratuity Plan during the year ending 31 March 2016.

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	100%	100%

Summary of actuarial assumptions

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Discount rate	8.00% p.a.	9.00% p.a.
Expected rate of return on plan assets	8.00% p.a.	9.00% p.a.
Salary escalation rate	10% p.a. for first two years & 9% p.a. thereafter	11% p.a. for first two years & 10% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Amounts recognized in current year and previous four years

PARTICULARS	AS AT/ FOR THE YEAR ENDED 31 MARCH				
	2015	2014	2013	2012	2011
Defined benefit obligation	1,236	1,040	875	646	584
Plan assets	1,157	908	707	624	490
Surplus / (deficit)	(79)	(132)	(168)	(22)	(94)
Experience Adjustment on Plan Liabilities	27	42	26	23	28
Experience Adjustment on Plan Assets	43	15	7	6	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

2.35.2 Pension plan of Industrias Quimicas Falcon de Mexico S.A. de C.V.

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico S.A. de C.V. ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

The disclosure particulars of aforesaid pension plan as required under AS-15 (Revised) are shown in the below tables:

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening defined benefit obligation	253	301
Current service cost	12	17
Interest cost	19	22
Actuarial losses / (gains)	37	(72)
Benefits paid	(42)	(29)
Foreign exchange differences	(27)	14
Closing defined benefit obligation	**252**	**253**

Change in the fair value of plan assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Opening fair value of plan assets	110	125
Expected return on plan assets	9	13
Actuarial gains / (losses)	(2)	(5)
Contributions by employer	3	-
Benefits paid	(42)	(29)
Foreign exchange differences	(10)	6
Closing fair value of plan assets	**68**	**110**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Present value of funded obligations	252	253
Fair value of plan assets	(68)	(110)
Net liability	**184**	**143**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014
Current service cost	12	17
Interest on defined benefit obligation	19	22
Expected return on plan assets	(9)	(13)
Net actuarial losses / (gains) recognized in the year	39	(68)
Amount included in employee benefit expense	**61**	**(42)**
Actual return on plan assets	8	8

Contributions: The Company expects to contribute ₹41 to the Falcon pension plan during the year ending 31 March 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Corporate bonds	51%	51%
Equity shares of listed companies	49%	49%
Total	100%	100%

Summary of actuarial assumptions

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Discount rate	7.50% p.a.	8.00% p.a.
Expected rate of return on plan assets	8.00% p.a.	8.00% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Amounts recognized in current year and previous four years

PARTICULARS	AS AT / FOR THE YEAR ENDED 31 MARCH				
	2015	2014	2013	2012	2011
Defined benefit obligation	252	253	301	272	319
Plan assets	68	110	125	186	247
Surplus / (deficit)	(184)	(143)	(176)	(86)	(72)
Experience Adjustment on Plan Liabilities	25	(28)	29	(33)	16
Experience Adjustment on Plan Assets	(2)	(5)	-	(9)	(23)

2.35.3 Other Benefits

Provident fund benefits

In India, certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 492 and ₹ 411 to the provident fund plan during the year ended 31 March 2015 and 2014, respectively.

Superannuation benefits

In India, certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed ₹ 68 and ₹ 63 to the superannuation plan during the year ended 31 March 2015 and 2014, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹ 195 and ₹162 to the 401(k) retirement savings plan during the years ended 31 March 2015 and 2014, respectively. The Company has no further obligations under the plan beyond its annual matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 151 and ₹ 151 to the National Insurance during the years ended 31 March 2015 and 2014, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 616 and ₹ 463 as at 31 March 2015 and 2014, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit / function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this plan was ₹ 323 as of 31 March 2015.

2.36: HEDGES OF FOREIGN CURRENCY RISKS, INTEREST RATE RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles, Venezuelan bolivar and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of foreign exchange gains and losses, a net gain of ₹ 2,235 and a net loss of ₹ 430 for the years ended 31 March 2015 and 2014, respectively.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain / loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedgingreserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net gain of ₹ 99 and a net loss of ₹ 1,651 for the years ended 31 March 2015 and 2014, respectively. The Company also recorded, as part of revenue, a net gain of ₹ 300 and a net loss of ₹ 1,093 during the years ended 31 March 2015 and 2014, respectively.

The net carrying amount of the Company's "hedging reserve" in reserves and surplus before adjusting for tax impact was a loss of ₹ 1,805 as at 31 March 2015, as compared to a loss of ₹ 1,904 as at 31 March 2014.

The table below summarizes the periods when the forecasted cash flows associated with hedging instruments that are classified as cash flow hedges, are expected to occur:

PARTICULARS	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	2,969	1,797
Later than one month and not later than three months	5,625	3,595
Later than three months and not later than six months	8,594	5,392
Later than six months and not later than one year	7,188	9,287
Later than one year	3,438	9,886
	27,814	29,957
Cash flows in Roubles (figures in equivalent rupee millions)		
Not later than one month	27	-
Later than one month and not later than three months	54	-
Later than three months and not later than six months	81	-
Later than six months and not later than one year	161	-
	323	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36: HEDGES OF FOREIGN CURRENCY RISKS, INTEREST RATE RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of foreign exchange gains and losses.

Outstanding derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts:

As at 31 March 2015

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 176.9	Sell	Hedging
Option contract	USD	INR	USD 340	Sell	Hedging
Forward contract	USD	RON	USD 10	Buy	Hedging
Forward contract	USD	RUB	USD 20	Buy	Hedging
Forward contract	USD	RUB	USD 20	Sell	Hedging
Forward contract	EUR	USD	EUR 6	Buy	Hedging
Forward contract	EUR	USD	EUR 35	Sell	Hedging
Forward contract	RUB	INR	RUB 300	Sell	Hedging

As at 31 March 2014

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 10	Buy	Hedging
Forward contract	USD	INR	USD 467.5	Sell	Hedging
Forward contract	USD	RON	USD 13	Buy	Hedging
Forward contract	EUR	USD	EUR 170	Sell	Hedging
Option contract	USD	INR	USD 235	Sell	Hedging

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in the interest rates. The Company does not use them for trading or speculative purposes.

The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly, the Company has recorded, as part of finance cost, a net loss of ₹ 10 and a net gain of ₹ 259 for the years ended 31 March 2015 and 2014, respectively.

As at 31 March 2015, the Company has outstanding interest rate swap arrangements that hedge a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of USD 165 million.

Derivative financial instruments valuation:

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations.

The Company had derivative financial assets and derivative financial liabilities of ₹ 979 and ₹ 639, respectively, as of 31 March 2015 as compared to derivative financial asset and derivative financial liabilities of ₹ 580 and ₹ 339, respectively, as of 31 March 2014 towards these derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing Company's risk assessment and management policies and processes.

a. *Credit risk*

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. As at 31 March 2015 and 31 March 2014, the maximum exposure to credit risk in relation to trade receivables is ₹ 41,012 and ₹ 33,253 respectively (net of allowances).

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 33,473 and ₹ 24,422 were neither past due nor impaired as at 31 March 2015 and 31 March 2014, respectively.

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 - 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due, but not impaired, is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
0 - 90	6,232	7,716
91 - 180	773	876
More than 180	535	239
Total	7,539	8,831

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2015	AS AT 31 MARCH 2014
0 -90	-	-
91 - 180	-	-
More than 180	667	690
Total	667	690

Reconciliation of the allowance account for credit losses

The details of changes in provision for bad debts during the year ended 31 March 2015 and 31 March 2014 are as follows:

PARTICULARS	2014-15	2013-14
Balance as at 1 April	690	582
Provision made during the year	168	168
Trade receivables written off and exchange differences	(191)	(60)
Balance as at 31 March	667	690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37: FINANCIAL RISK MANAGEMENT (CONTINUED)

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2015 and 2014, the Company had unutilized credit limits from banks of ₹10,619 and ₹ 14,596, respectively.

As at 31 March 2015, the Company had working capital (i.e. current assets *less* current liabilities) of ₹ 50,554 including cash and bank balances of ₹ 18,724 and current investments of ₹ 21,022. As at 31 March 2014, the Company had working capital of ₹ 45,354 including cash and bank balances of ₹ 23,006 and current investments of ₹ 10,664.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.34)

As at 31 March 2015

PARTICULARS	2015-16	2016-17	2017-18	2018-19	THEREAFTER	TOTAL
Trade payables	8,673	-	-	-	-	8,673
Long term borrowings	6,875	4,177	1,875	7,500	-	20,427
Short term borrowings	21,857	-	-	-	-	21,857
Other liabilities and provisions	21,433	30	29	28	-	21,520

As at 31 March 2014

PARTICULARS	2014-15	2015-16	2016-17	2017-18	THEREAFTER	TOTAL
Trade payables	8,932	-	-	-	-	8,932
Long term borrowings	3,295	6,591	4,293	1,797	7,190	23,166
Short term borrowings	20,607	-	-	-	-	20,607
Other liabilities and provisions	18,056	29	29	28	27	18,169

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling, Roubles, Venezuelan bolivars and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance may get adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward contracts, option contracts and swap contracts to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding derivative contracts are given in Note 2.36 above.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹1,308 / (631) increase / (decrease) in the Company's hedging reserve and an approximately ₹ 1,601 / (1,791) increase / (decrease) in the Company's net profit as at 31 March 2015.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 1,254 / (945) increase / (decrease) in the Company's hedging reserve and an approximately ₹ 3,856 / (4,004) increase / (decrease) in the Company's net profit as at 31 March 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37: FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table analyzes foreign currency risk from non derivative financial instruments as at 31 March 2015:

(All figures in equivalent Rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	3,575	409	249	2,462	6,695
Trade receivables	26,214	1,369	4,376	3,780	35,739
Loans and advances and other assets	92	1	61	181	335
Total	29,881	1,779	4,686	6,423	42,769
Liabilities:					
Trade payables	2,232	409	66	624	3,331
Long term borrowings	19,701	-	140	-	19,841
Short term borrowings	14,875	2,116	3,866	-	20,857
Other liabilities and provisions	7,809	191	1,598	870	10,468
Total	44,617	2,716	5,670	1,494	54,497

[1] Others include currencies such as British pounds sterling, Swiss franc, South African rand, Mexican pesos, Venezuelan bolivars, etc.

The following table analyzes foreign currency risk from non derivative financial instruments as at 31 March 2014:

(All figures in equivalent Rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	4,341	109	345	1,283	6,078
Trade receivables	18,080	1,558	5,772	2,982	28,392
Loans and advances and other assets	221	1	212	181	615
Total	22,642	1,668	6,329	4,446	35,085
Liabilities:					
Trade payables	1,688	490	144	213	2,535
Long term borrowings	22,185	-	124	-	22,309
Short term borrowings	7,519	4,258	6,179	-	17,956
Other liabilities and provisions	5,694	252	1,497	905	8,348
Total	37,086	5,000	7,944	1,118	51,148

[1] Others include currencies such as British pounds sterling, Swiss franc, South African rand, Mexican pesos, Venezuelan bolivars, etc.

For the year ended 31 March 2015 and 2014, every 10% depreciation / appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets / liabilities would affect the Company's net profit by approximately ₹ 1,173 and ₹ 1,606, respectively, from such financial assets / liabilities.

Further, the Company is exposed to a potential adverse devaluation risk on its monetary assets of VEF 245 million in Venezuela, which are currently recorded at the CENCOEX preferential rate of VEF 6.3 per U.S. dollar. Refer to Note 2.43 for further details.

Interest rate risk

As of 31 March 2015, the Company had foreign currency loans of ₹ 37,419 carrying a floating interest rate of LIBOR plus 7.5 -130 bps whereas as of 31 March 2014, the Company had foreign currency loans of ₹ 34,375 carrying a floating interest rate of LIBOR plus 20 - 179 bps and ₹ 846 carrying a floating interest rate of Moscow Prime Offered Rate plus 60 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. An increase or decrease of 10% in the floating interest rate component applicable to its loans and borrowings would affect the Company's net profit by approximately ₹ 6 and ₹ 13 for the years ended 31 March 2015 and 31 March 2014, respectively.

The Company's investments in term deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.38: BONUS DEBENTURES

The Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% unsecured, non convertible, redeemable bonus debentures aggregating to ₹ 5,078. The interest was payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures were redeemable at the end of 36 months from the initial date of issuance. These debentures were listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company created a Debenture Redemption Reserve aggregating to ₹ 2,539 as at 24 March 2014.

On 24 March 2014, the Company redeemed these debentures at par value of ₹ 5,078. Accordingly, the amount of ₹ 2,539 representing balance in Debenture Redemption Reserve was transferred to General Reserve upon redemption of debentures.

2.39: ASSET PURCHASE AGREEMENT WITH ECOLOGIC CHEMICALS LIMITED

During the year ended 31 March 2014, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited ("Ecologic"), where in two directors of the company have equity interests. The Company paid ₹ 1,264 excluding taxes and duties for purchase of fixed and current assets. The consideration was arrived at based on valuation from independent valuers. The acquisition of these assets would help augment the Company's manufacturing capacity in meeting the future business requirements of its PSAI segment.

The acquisition was accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of 13 September 2013 based on a fair valuation carried out by the Company's management as tabulated below:

CATEGORY	₹ Millions
Land	66
Buildings	382
Plant and machinery	702
Inventories	113
Other current assets	1
Total	1,264

2.40: AGREEMENT WITH PIERRE FABRE

On 11 February 2014, Aurigene Discovery Technologies Limited ("Aurigene"), a wholly owned subsidiary of the Company, entered into a collaborative license, development and commercialization agreement granting Pierre Fabre, the third largest French pharmaceutical company, global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12.

AUNP-12 offers a breakthrough mechanism of action in the PD-1 pathway compared to other molecules currently in development in the highly promising immune therapy cancer space. AUNP-12 is the only peptide therapeutic in this pathway and could offer more effective and safer combination opportunities with emerging and established treatment regimens. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre. Such non-refundable upfront consideration is recognised as revenue over the period in which Aurigene has continuing performance obligations. Aurigene may also receive additional royalties and milestone payments based upon the continued development, regulatory progresses and commercialization of AUNP-12.

2.41: AGREEMENT WITH NOVARTIS CONSUMER HEALTH INC.

On 18 October 2014, the Company, through its wholly owned subsidiary Dr. Reddy's Laboratories SA, entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States.

After obtaining the necessary approvals from the U.S. Federal Trade Commission, the Company completed the acquisition of Habitrol® on 17 December 2014. The total purchase consideration was ₹ 5,097 (USD 80 million).

The transaction has been recorded as an acquisition of a product related intangible asset with a useful life of 8 years. The carrying amount of the asset as at 31 March 2015 was ₹ 4,911.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.42: COLLABORATION AGREEMENT WITH CURIS, INC.

On 18 January 2015, Aurigene Discovery Technologies Limited ("Aurigene"), a wholly owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the "Collaboration Agreement") with Curis, Inc. ("Curis") to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug ("IND") enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As a partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated 18 January 2015, Curis issued to Aurigene approximately 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction and approximately 16.6% of its outstanding common stock immediately after the transaction. The shares issued to Aurigene are subject to a lock-up agreement until 18 January 2017, with the shares being released from such lock-up in 25% increments on each of 18 July 2015, 18 January 2016, 18 July 2016 and 18 January 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated 18 January 2015 which provides for certain registration rights with respect to resales of the shares.

The fair value of these equity shares on the date of agreement was ₹ 1,452 (USD 23.5 million). The upfront consideration received in the form of equity shares is deferred and recognized as revenue over the period in which Aurigene has continuing performance obligations.

Aurigene is also entitled to development and commercial milestone payments as follows:

- for the first two programs: up to USD 52.5 million per program, including USD 42.5 million for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;
- for the third and fourth programs: up to USD 50 million per program, including USD 42.5 million for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and
- for any program thereafter: up to USD 140.5 million per program, including USD 87.5 million in approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis' revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

2.43: VENEZUELA OPERATIONS

Dr. Reddy's Venezuela, C.A., a wholly owned subsidiary of the Company, is primarily engaged in import of pharmaceutical products from parent company and other subsidiaries of the company and the sale of such products in Venezuela. During the year ended 31 March 2015, the Company's revenues from Venezuela were ₹ 8,335 (Venezuelan bolivar ("VEF") 813 million).

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as "SIMADI"), is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD) .

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with a rate of approximately 12.0 VEF per USD. The first tier, the official exchange rate, is unchanged and sells dollars at 6.30 VEF per USD for preferential goods.

As on 31 March 2015 the exchange rates in all the three aforesaid tiers are as follows:

- CENCOEX preferential rate - 6.3 VEF per USD;
- SICAD rate - 12 VEF per USD; and
- SIMADI rate - approximately 193 VEF per USD.

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per USD, and the Company has been receiving approvals from the CENCOEX at such preferential rate. Accordingly, monetary assets of VEF 245 million which equate to the amount of import payments (USD 39 million) that are eligible and pending for approval are translated at such preferential rate.

The balance of the Company's Venezuelan monetary assets and liabilities, in the net amount of VEF 88 million, may not qualify for the preferential rate of 6.3 VEF per USD. The Company assessed the rate at which such balances are likely to be realized or settled and believes that it is appropriate to use the SIMADI rate (VEF 193 per USD) to translate such balances. Accordingly, foreign exchange loss amounting to ₹ 843 on translation of such balance monetary assets and liabilities at SIMADI rate was recorded during the year ended 31 March 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.44: ACQUISITION OF SELECT ESTABLISHED BRAND PORTFOLIO OF UCB

On 1 April 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as " UCB") to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The said business was acquired on a slump sale basis. The transaction includes approximately 350 employees engaged in operations of the India Business. The acquisition is expected to strengthen the Company's presence in the areas of Dermatology, Respiratory and Pediatrics. The total purchase consideration was ₹ 8,000. The acquisition is expected to be closed in the first quarter of the financial year 2015-16.

2.45: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 12 May 2015

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy	Chairman
G V Prasad	Co-Chairman & Chief Executive Officer
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

IFRS Consolidated Financial Statements

EXTRACT OF IFRS CONSOLIDATED FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2015 with SEC which were prepared under IFRS. The Annual Report in Form 20-F, when filed with the SEC, will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	AS OF 31 MARCH 2015	AS OF 31 MARCH 2014
ASSETS		
Current assets		
Cash and cash equivalents	5,394	8,451
Other investments	34,259	25,083
Trade and other receivables	40,755	33,037
Inventories	25,529	23,992
Derivative financial instruments	800	554
Current tax assets	1,819	1,298
Other current assets	11,282	11,332
Total current assets	119,838	103,747
Non-current assets		
Property, plant and equipment	48,090	44,424
Goodwill	3,380	3,428
Other intangible assets	13,050	11,269
Investment in equity accounted investees	1,033	806
Other investments - non-current	2,817	0
Deferred tax assets	5,792	6,054
Other non-current assets	762	495
Total non-current assets	74,924	66,476
Total assets	194,762	170,223
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	10,660	10,503
Derivative financial instruments	462	305
Current tax liabilities	2,506	1,192
Short-term borrowings	21,857	20,607
Long-term borrowings, current portion	6,962	3,395
Provisions	4,231	2,819
Other current liabilities	17,317	15,242
Total current liabilities	63,995	54,063
Non-current liabilities		
Long-term borrowings, excluding current portion	14,307	20,740
Provisions - non-current	53	92
Deferred tax liabilities	1,779	2,744
Other non-current liabilities	3,326	1,783
Total non-current liabilities	19,465	25,359
Total liabilities	83,460	79,422
Equity		
Share capital	852	851
Equity shares held by controlled trust	-	(5)
Share premium	22,178	21,553
Share based payment reserve	1,081	1,008
Retained earnings	83,643	65,051
Other components of equity	3,548	2,343
Total equity	111,302	90,801
Total liabilities and equity	194,762	170,223

CONSOLIDATED INCOME STATEMENT

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Revenues	148,189	132,170	116,266
Cost of revenues	62,786	56,369	55,687
Gross profit	85,403	75,801	60,579
Selling, general and administrative expenses	42,585	38,783	34,272
Research and development expenses	17,449	12,402	7,674
Other (income)/expense, net	(917)	(1,416)	(2,479)
Total operating expenses	59,117	49,769	39,467
Results from operating activities	26,286	26,032	21,112
Finance income	2,774	1,674	1,478
Finance expense	(1,092)	(1,274)	(1,018)
Finance (expense)/ income, net	1,682	400	460
Share of profit of equity accounted investees, net of tax	195	174	104
Profit before tax	28,163	26,606	21,676
Tax expense	(5,984)	(5,094)	(4,900)
Profit for the year	22,179	21,512	16,776
Attributable to:			
Equity holders of the Company	22,179	21,515	16,777
Non-controlling interest	-	(3)	(1)
Profit for the year	22,179	21,512	16,776
Earnings per share:			
Basic earnings per share of ₹5/- each	130.22	126.52	98.82
Diluted earnings per share of ₹5/- each	129.75	126.04	98.44
Weighted average number of equity shares used in computing earnings per equity share:			
Basic	170,314,506	170,044,518	169,777,458
Diluted	170,933,433	170,695,017	170,432,680

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2015	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Profit for the year	22,179	21,512	16,776
Other comprehensive income/(loss)			
Items that will not be reclassified to profit or loss:			
Actuarial gains/(losses) on post- employment benefit obligations	(47)	68	(211)
Tax on items that will not be reclassified to profit or loss	16	(20)	68
Total items that will not be reclassified to profit or loss	(31)	48	(143)
Items that may be reclassified subsequently to profit or loss:			
Changes in fair value of available for sale financial instruments	1,429	40	34
Foreign currency translation adjustments	(196)	554	197
Effective portion of changes in fair value of cash flow hedges, net	99	(1,650)	1,697
Tax on items that may be reclassified subsequently to profit or loss	(96)	64	(741)
Total items that may be reclassified subsequently to profit or loss	1,236	(992)	1,187
Other comprehensive income/(loss) for the year, net of tax	1,205	(944)	1,044
Total comprehensive income for the year	23,384	20,568	17,820
Attributable to:			
Equity holders of the Company	23,384	20,567	17,822
Non-controlling interest	-	1	(2)
Total comprehensive income for the year	23,384	20,568	17,820

GLOSSARY

₹/INR	Indian Rupees
ADR	American Depository Receipt
AGM	Annual General Meeting
AIDS	Acquired Immuno Deficiency Syndrome
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
BPE	Business Process Excellence
BR	Business Responsibility
BSE	Bombay Stock Exchange
CAGR	Compounded Annual Growth Rate
CDC	United States Centers for Disease Control and Prevention
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGU	Cash Generating Unit
CII	Confederation of Indian Industry
CIN	Corporate Identity Number
CIS	Commonwealth of Independent States
CMV	Cytomegalovirus
CoBE	Code of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CSIM	Centre for Social Initiative and Management
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
DIN	Director's Identification Number
DMF	Drug Master File
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
ETP	Effluent Treatment Plant
EUG	Europe Generics
FTO	Formulation Technical Operations
FY	Financial Year
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GMP	Good Manufacturing Practices
GSK	GlaxoSmithKline
HR	Human Resources
IACC	Indo American Chamber of Commerce
ICAI	Institute of Chartered Accountants of India
IDMA	Indian Drug Manufacturers Association
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
IMS	IMS Health Inc.
IP	Intellectual Property
IPA	Indian Pharmaceutical Alliance
IPDO	Integrated Product Development Organisation
IPO	Initial Public Offer
IT	Information Technology
KMP	Key Managerial Personnel
KPI	Key Performance Indicator
LABS	Livelihood Advancement Business School
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
NAG	North America Generics
NCEs	New Chemical Entities
NGO	Non-Governmental Organisation
NSDL	National Securities Depository Limited
NSE	National Stock Exchange
NYSE	New York Stock Exchange
OTC	Over-the-counter
PAT	Profit After Tax
PBT	Profit Before Tax
PP	Proprietary Products
PSAI	Pharmaceuticals Services and Active Ingredients
R&D	Research and Development
RoCE	Return on Capital Employed
RoW	Rest of World
SDF	Sludge Disposal Facility
SEBI	Securities Exchange Board of India
SEC	Securities and Exchange Commission
SEZ	Special Economic Zone
SG&A	Selling, General and Administrative
SMP	Senior Management Personnel
SOX	Sarbanes Oxley Act, 2002
TPA	Tonnes Per Annum
UK	United Kingdom
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VUR	Vesicoureteral Reflux

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 31st Annual General Meeting (AGM) of the members of Dr. Reddy's Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Friday, 31 July 2015 at 9.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the financial statements of the Company for the year ended 31 March 2015, including the audited Balance Sheet as at 31 March 2015 and the Statement of Profit and Loss of the Company for the year ended on that date along with the reports of the Board of Directors and Auditors thereon.
2. To declare dividend on the equity shares for the financial year 2014-15.
3. To re-appoint Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for the re-appointment.
4. To ratify the continuation of the Statutory Auditors. The Statutory Auditors M/s. B S R & Co. LLP, Chartered Accountants are eligible for continuing appointment.

   "RESOLVED THAT pursuant to the provisions of Section 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 and their corresponding Rules, pursuant to the recommendations of the Audit Committee and the resolution passed by the members at their 30th AGM held on 31 July 2014, the appointment of M/s. B S R & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 101248W/W-100022), who have confirmed their eligibility in terms of the provisions of Section 141 of the Companies Act, 2013 and Rule 4 of Companies (Audit and Auditors) Rules, 2014, as Statutory Auditors to hold office up to the conclusion of the 32nd AGM, be and is hereby ratified at such remuneration as may be decided by the Board of Directors of the Company."

SPECIAL BUSINESS:

5. TO APPROVE THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES FOR THE FINANCIAL YEAR ENDING 31 MARCH 2016.

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 148 and all other applicable provisions of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the Cost Auditors, M/s. Sagar & Associates, appointed by the Board of Directors of the Company, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2016, be paid a remuneration of ₹ 6.00 lakhs (Rupees Six Lakhs) per annum plus out of pocket expenses, at actuals.

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

NOTES:

1. The statement pursuant to Section 102(1) of the Companies Act, 2013 in respect of the special business set out in the Notice, is annexed hereto.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the commencement of meeting.

   A person can act as a proxy on behalf of members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the Company carrying voting rights. A member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member.
3. Corporate members intending to send their authorised representatives to attend the Meeting are requested to send to the Company a certified copy of the Board Resolution authorizing their representative to attend and vote on their behalf at the Meeting.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the Company, at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
6. The Register of Contracts or Arrangements in which Directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, 14 July 2015 to Friday, 17 July 2015 (both days inclusive).
8. The Board of Directors of the Company at their Meeting held on 12 May 2015 has recommended a dividend of ₹ 20 per share on equity share of ₹ 5/- each as final dividend for the financial year 2014-15. Dividend, if declared, at the Annual General Meeting, will be paid on or after 7 August 2015.
9. Pursuant to Clause 49 of the Listing Agreement with the Stock Exchanges, additional information including brief profile of Mr. G V Prasad who is proposed to be re-appointed by rotation, has been given in the section on Corporate Governance in this Annual Report.
10. The annual report for the financial year 2014-15 has been sent through email to those members who have opted to receive electronic communication or who have registered their email addresses with the Company/depository participants. The annual report is also available on our website, i.e. www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the Company/depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2014-15, free of cost, upon sending a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034.
11. In case any member is desirous to receive communication from the Company in electronic form, they may register their email address

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

on http://www.drreddys.com/investors/shareholder-information.html or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid email address for registration.

12. Pursuant to Section 108 of the Companies Act, 2013, read with Rules 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and the Clause 35B of the Listing Agreement, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting are given as a separate attachment to this notice.
13. Members, desiring any information relating to the accounts, are requested to write to the Company at an early date so as to enable the management to keep the information ready.
14. Members are requested to kindly bring their copy of the Annual Report with them at the AGM, as no extra copy of Annual Report would be made available at the AGM. Members/proxies should also bring the attached Attendance Slip, duly filled and hand it over at the entrance to the venue.
15. The certificate from the Auditors of the Company certifying that the Company's Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are being implemented in accordance with the SEBI guidelines and the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.
16. Members are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Registrar and Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in physical form.
17. In terms of the Circular No. CIR/MRD/DP/10/2013 dated 21 March 2013 issued by the Securities and Exchange Board of India, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as Electronic Clearance Service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), NEFT, etc. for making cash payments like dividend etc. to the members. Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form may send a request updating their bank details, to the Registrar and Transfer Agent, M/s. Bigshare Services Private Limited.
18. The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN to the Company or its Registrar and Share Transfer Agent, M/s. Bigshare Services Private Limited.
19. Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the Rule 19 (1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in Form No. SH-13, to the Registrar and Share Transfer Agent (RTA) of the Company. Further, members desirous of cancelling/varying nomination pursuant to the Rule 19 (9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in Form No. SH-14, to the RTA of the Company. These forms will be made available on request.
20. All documents referred to in the accompanying Notice and Statement pursuant Section 102(1) of the Companies Act 2013 will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of declaration of the result of the 31st Annual General Meeting of the Company.

By Order of the Board

Place Hyderabad
Date 12 May 2015

Sandeep Poddar
Company Secretary

Statement pursuant to Section 102(1) of the Companies Act, 2013

ITEM NO. 5

The Board, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants, as Cost Auditors at a remuneration of ₹ 6.00 lakhs (Rupees Six Lakhs) per annum plus out of pocket expenses, at actuals, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2016.

In accordance with the provisions of the Section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors has to be ratified by the members of the Company.

Accordingly, consent of the members is sought for passing an Ordinary Resolution as set out at Item No. 5 of the Notice for ratification of the remuneration payable to the Cost Auditors for the financial year ending 31 March 2016.

None of the Directors/Key Managerial Personnel/their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board recommends the resolution set forth in the Item No. 5 of the Notice for approval of the members.

By Order of the Board

Place Hyderabad
Date 12 May 2015

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR E-VOTING

Dear Member,

Pursuant to provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Clause 35B of the Listing Agreement entered into with stock exchanges, the Company is pleased to provide e-voting facility to members to cast their vote on all resolutions set forth in the Notice convening the 31st Annual General Meeting (AGM) to be held on Friday, 31 July 2015 at 9.30 AM. The Company has engaged the services of National Securities Depository Limited (NSDL) to provide the remote e-voting facility. The facility of casting the votes by members using an electronic voting system from a place other than venue of the AGM is termed as "remote e-voting".

The e-voting facility is available at the link https://www.evoting.nsdl.com and the e-voting Event Number (EVEN) and period of remote e-voting are set out below:

EVEN (E-VOTING EVENT NUMBER)	COMMENCEMENT OF REMOTE E-VOTING	END OF REMOTE E-VOTING
102019	28 July 2015 at 9.00 AM IST	30 July 2015 at 5.00 PM IST

Please read the instructions printed below before exercising your vote.

These details and instructions form an integral part of the notice of the AGM to be held on 31 July 2015.

STEPS FOR REMOTE E-VOTING:

(i) Open the internet browser and type the following URL: https://www.evoting.nsdl.com

(ii) Click on Shareholder - Login

(iii) If you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for Login.

(iv) If you are logging in for the first time, please enter the User ID and Password. This will be sent to you separately.

(v) The Password Change Menu appears. Change to a new password of your choice, making sure that it contains a minimum of 8 digits or characters or a combination of the two. Please take utmost care to keep your password confidential.

(vi) Once, the e-voting home page opens, click on e-voting>Active Voting Cycles.

(vii) Select the "EVEN" (E-voting Event Number) of "Dr. Reddy's Laboratories Limited" (the number is provided in this document). Once you enter the number, the Cast Vote page will open. Now you are ready for e-voting.

(viii) Cast your vote by selecting your favored option and click "Submit". Also click "Confirm" when prompted. Upon confirmation, the message "Vote cast successfully" will be displayed. Please note that once your vote is cast on the selected resolution, it cannot be modified.

(ix) Institutional shareholders (i.e. members other than individuals, HUFs, NRIs, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. together with the attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer's e-mail id: drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

(x) For members whose email IDs are not registered with the Company/ Depository Participant(s), the following instructions may be followed:

i. The User ID and initial password shall be sent to you separately.

ii. Please follow all steps from Serial No. (i) to (ix) mentioned above, in order to successfully cast your vote.

GENERAL INSTRUCTIONS:

a) The remote e-voting period commences on Tuesday, 28 July 2015 (9.00 AM IST) and ends on Thursday, 30 July 2015 (5.00 PM IST). During this period, members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Friday, 24 July 2015, may cast their votes electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b) Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice of AGM and holds shares as on the cut-off date of Friday, 24 July 2015, may obtain User ID and Password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote. If you forget your password, you can reset the password by using 'Forgot User Details/Password' option available on www.evoting.nsdl.com.

c) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

d) The facility for voting through ballot paper shall be made available at the AGM and the members attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have not cast their vote electronically, by remote e-voting, may only cast their vote at the AGM through ballot paper.

e) The voting rights of members shall be in proportion to the shares held by them, of the paid up equity share capital of the Company as on the cut-off date of Friday, 24 July 2015.

f) Mr. G Raghu Babu, Partner of M/s. R & A Associates, practicing Company Secretary, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820) has been appointed by the Board as the Scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.

g) At the AGM, at the end of discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of Scrutinizer, order voting through ballot paper for all those members who are present at the AGM but have not cast their votes electronically using the remote e-voting facility.

h) Immediately after the conclusion of voting at the AGM, the Scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two

INSTRUCTIONS FOR E-VOTING (CONTINUED)

witnesses not in the employment of the Company. The Scrutinizer shall prepare a consolidated Scrutinizer's Report of the total votes cast in favour or against, if any, not later than three days after the conclusion of the AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.

i) The voting results declared along with the Scrutinizer's Report shall be placed on the Company's website www.drreddys.com and on the website of NSDL immediately after the declaration of the result by the Chairman or a person authorized by the Chairman. The results shall also be immediately forwarded to the BSE Ltd., National Stock Exchange Ltd. and the New York Stock Exchange Inc.

j) In case of any queries, you may refer the Frequently Asked Questions (FAQs) and e-voting user manual, available at downloads section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990. You can also refer your queries to NSDL through email: evoting@nsdl.co.in.

By Order of the Board

Place Hyderabad
Date 12 May 2015

Sandeep Poddar
Company Secretary

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034

Email: mail@drreddys.com Website: www.drreddys.com

31st Annual General Meeting – Friday, 31 July 2015

Attendance Slip

Folio No./DP ID and Client ID:	No. of Shares:

Name and address of
First/Sole Member :

I, hereby record my presence at the 31st Annual General Meeting of the Company to be held on Friday, 31 July 2015 at 9.30 AM at Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034.

____________________	____________________
Name of the Member/Proxy (Block Letters)	Signature of the Member/Proxy

Notes:

a) Only Member/Proxy can attend the meeting. No minors would be allowed at the meeting

b) Member/Proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member/Proxy should bring his/her copy of the Annual Report for reference at the meeting.



Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034
Email: mail@drreddys.com Website: www.drreddys.com
31st Annual General Meeting – Friday, 31 July 2015

Proxy Form

(Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies (Management and Administration) Rules, 2014)

Name of the Member(s): ____________________
Registered Address: ____________________
E-mail ID: ____________________ Folio No./Client Id: ____________________ DP ID: ____________________
I/We, being member(s) of Dr. Reddy's Laboratories Limited, holding ____________________ shares of the Company, hereby appoint:

A. Name: ____________________
Address: ____________________

E-mail Id: ____________________ Signature: ____________________
Or failing him/her

B. Name: ____________________
Address: ____________________

E-mail Id: ____________________ Signature: ____________________
Or failing him/her

C. Name: ____________________
Address: ____________________

E-mail Id: ____________________ Signature: ____________________

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 31st Annual General Meeting of the Company, to be held on Friday, 31 July 2015 at 9.30 AM at Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034 and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution Nos.	Resolutions	Vote (see note d.) (Please mention no. of shares)		
		For	Against	Abstain
Ordinary Business				
1.	Approval of the financial statements of the Company for the year ended 31 March 2015, including audited Balance Sheet as at 31 March 2015 and the Statement of Profit and Loss of the Company for the year ended on that date along with the reports of the Board of Directors and Auditors thereon.			
2.	Declaration of dividend on the equity shares for the financial year 2014-15.			
3.	Re-appointment of Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for re-appointment.			
4.	Appointment of M/s. B S R & Co. LLP, Chartered Accountants as Statutory Auditors and fix their remuneration.			
Special Business				
5.	Approval of remuneration payable to Cost Auditors, M/s. Sagar & Associates for the financial year ending 31 March 2016.			

Signed this ____________________ day of ____________________ 2015

Signature of the Member ____________________ Signature of the Proxyholder(s) ____________________

Revenue stamp

Notes:

a) Proxy need not be a member of the Company.
b) The Proxy Form in order to be effective shall be duly filled in and signed by the member(s) across Revenue Stamp and should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 at least 48 hours before the commencement of the meeting.
c) Corporate members intending to send their authorised representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.
d) It is optional to indicate your preference. If you leave the for, against or abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he/she may think appropriate.



The future belongs, not to those who merely seek opportunity, but to those who create it. Let us have the courage to do things differently.

-Dr. K Anji Reddy


Dr.Reddy's

Dr.Reddy's

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com